As filed with the Securities and Exchange Commission on June 25, 2010
Registration No. 333-167417

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Williams Partners L.P.
(Exact name of registrant as specified in its charter)

Delaware	4922	20-2485124
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James J. Bender, Esq.
General Counsel
Williams Partners GP LLC
One Williams Center, Suite 4900
Tulsa, Oklahoma 74172-0172
(918) 573-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard M. Russo Gibson, Dunn & Crutcher LLP 1801 California Street, Suite 4200 Denver, CO 80202	Peggy A. Heeg Fulbright & Jaworski L.L.P. 1301 McKinney, Suite 5100 Houston, TX 77010

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective and upon consummation of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting company ☐

** If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this joint proxy statement/prospectus may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 25, 2010.

Dear Unitholders:

Pursuant to an Agreement and Plan of Merger dated as of May 24, 2010 (the “Merger Agreement”), the general partner of Williams Partners L.P. (“Williams Partners”), which is Williams Partners GP LLC (the “Williams Partners General Partner”), and the general partner of Williams Pipeline Partners L.P. (“WMZ”), which is Williams Pipeline GP LLC (the “WMZ General Partner”), have agreed to combine the businesses of Williams Partners and WMZ. Pursuant to the Merger Agreement, WPZ Operating Company Merger Sub LLC (“Merger Sub”), a direct wholly owned subsidiary of Williams Partners Operating LLC (the “Operating Company”), which is a direct wholly owned subsidiary of Williams Partners, will be merged with and into WMZ, with WMZ being the sole surviving entity and becoming an indirect wholly owned subsidiary of Williams Partners (the “Merger”).

As a result of the Merger, each holder of outstanding common units of WMZ (“WMZ Common Units”), other than the WMZ General Partner, will receive 0.7584 of one common unit of Williams Partners in consideration for each WMZ Common Unit that such holder owns at the effective time of the Merger.

The approval and adoption of the Merger Agreement and the Merger by WMZ requires approval by holders of at least a majority of the outstanding WMZ Common Units that are not held by the WMZ General Partner or its affiliates (“Non-affiliated WMZ Common Units”) and by holders of at least a majority of the outstanding subordinated units of WMZ (“WMZ Subordinated Units”), with each group of holders of WMZ Common Units and WMZ Subordinated Units voting as a separate class. As of the record date, there were           Non-affiliated WMZ Common Units outstanding. All of the currently outstanding WMZ Subordinated Units are held by the WMZ General Partner, and the WMZ General Partner has agreed in the Merger Agreement to vote all of the WMZ Subordinated Units in favor of the Merger Agreement and the Merger. WMZ has scheduled a special meeting for the limited partners of WMZ to vote on these matters on          , 2010. Regardless of the number of units that you own or whether you plan to attend the special meeting, it is important that your units be represented and voted at the special meeting. Voting instructions are set forth inside this joint proxy statement/prospectus.

The conflicts committee of the board of directors of the WMZ General Partner (the “WMZ Conflicts Committee”) has unanimously approved the Merger Agreement and the Merger and determined that they are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units. Based upon such approval, the WMZ General Partner, acting through its board of directors (the “WMZ Board”), has unanimously approved and adopted the Merger Agreement and the Merger. Accordingly, the WMZ Conflicts Committee and the WMZ Board (on behalf of the WMZ General Partner) recommend that holders of Non-affiliated WMZ Common Units vote to approve and adopt the Merger Agreement and the Merger. The Williams Partners General Partner (on behalf of Williams Partners, the Operating Company and Merger Sub) has approved and adopted the Merger Agreement and the Merger.

This joint proxy statement/prospectus provides you with detailed information about the proposed Merger and related matters. Williams Partners and WMZ both encourage you to read the entire document carefully. In particular, please read “Risk Factors” beginning on page 21 of this joint proxy statement/prospectus for a discussion of risks relevant to the Merger and the combined company.

The common units of Williams Partners are listed on the New York Stock Exchange under the symbol “WPZ,” and WMZ Common Units are listed on the New York Stock Exchange under the symbol “WMZ.”

Steven J. Malcolm
Chairman of the Board and Chief Executive Officer,
Williams Partners GP LLC and Williams Pipeline GP LLC

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON UNITS TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this joint proxy statement/ prospectus is          , 2010 and it was first mailed to unitholders on or about          , 2010.

This joint proxy statement/prospectus incorporates by reference important business and financial information about Williams Partners and WMZ and their respective subsidiaries from documents filed with the Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this joint proxy statement/prospectus. This information is available without charge at the SEC’s website at www.sec.gov, as well as from other sources. See “Where You Can Find More Information.”

Holders of outstanding common units of WMZ (the “WMZ Common Units”) may also request copies of these publicly-filed documents from Williams Partners, without charge, upon written request to Investor Relations, Williams Partners L.P., One Williams Center, Suite 5000, Tulsa, Oklahoma 74172-0172 or by calling Williams Partners at (918) 573-2078. In order to receive timely delivery of the documents in advance of the special meeting of limited partners of WMZ, holders of WMZ Common Units must make such request no later than          , 2010.

Except as otherwise specifically noted, or the context otherwise requires, as used in this joint proxy statement/prospectus:

•	“Dropdown” refers to the transaction among Williams Partners, the Williams Partners General Partner, the Operating Company, Williams and certain subsidiaries of Williams pursuant to which Williams (through such subsidiaries) contributed to Williams Partners the ownership interests in the entities that made up Williams’ Gas Pipeline and Midstream Gas & Liquids businesses, to the extent not already owned by Williams Partners, including Williams’ limited and general partner interests in WMZ, but excluding Williams’ Canadian, Venezuelan and olefin operations and 25.5% of Gulfstream Natural Gas System, L.L.C. The Dropdown closed on February 17, 2010.

•	“Merger Sub” refers to WPZ Operating Company Merger Sub LLC, a direct wholly owned subsidiary of the Operating Company;

•	“Operating Company” refers to Williams Partners Operating LLC, a direct wholly owned subsidiary of Williams Partners;

•	“Williams” refers to The Williams Companies, Inc. and its subsidiaries;

•	“Williams Partners” refers to Williams Partners L.P. and its subsidiaries;

•	“Williams Partners General Partner” refers to Williams Partners GP LLC, the general partner of Williams Partners;

•	“WMZ” refers to Williams Pipeline Partners L.P. and its subsidiaries; and

•	“WMZ General Partner” refers to Williams Pipeline GP LLC, the general partner of WMZ.

In “Questions and Answers” and in the “Summary” below, selected information from this joint proxy statement/prospectus is highlighted, but not all of the information that may be important to you is included. To better understand the Agreement and Plan of Merger, dated as of May 24, 2010, by and among Williams Partners, the Williams Partners General Partner, the Operating Company, Merger Sub, WMZ, and the WMZ General Partner, as it may be amended from time to time (the “Merger Agreement”), and the merger of Merger Sub with and into WMZ contemplated thereby (the “Merger”), and for a more complete description of its legal terms, you should carefully read this entire joint proxy statement/prospectus, including the section entitled “Risk Factors” on page 21, as well as the documents that are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. Neither Williams Partners, WMZ nor any of their affiliates has authorized anyone to provide you with information different from that contained or incorporated by reference in this joint proxy statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus and the documents incorporated by reference are accurate only as of their respective dates, regardless of the time of delivery of this joint proxy statement/prospectus. Williams Partners’ and WMZ’s business, financial condition, results of operations and prospects may have changed since those dates.

Tulsa, Oklahoma
          , 2010

Notice of Special Meeting of Limited Partners of Williams Pipeline Partners L.P.

To the Limited Partners of Williams Pipeline Partners L.P.:

A special meeting of limited partners (the “Special Meeting”) of Williams Pipeline Partners L.P. (“WMZ”) will be held on          , 2010 at   a.m., local time, at the Williams Resource Center Theater at One Williams Center, Tulsa, Oklahoma, 74172-0172, for the following purposes:

•	To consider and vote upon the approval and adoption of the Agreement and Plan of Merger dated as of May 24, 2010 by and among Williams Partners L.P., Williams Partners GP LLC (the “Williams Partners General Partner”), Williams Partners Operating LLC, WPZ Operating Company Merger Sub LLC (“Merger Sub”), WMZ, and Williams Pipeline GP LLC, the general partner of WMZ (the “WMZ General Partner”), as it may be amended from time to time (the “Merger Agreement”), and the merger of Merger Sub with and into WMZ contemplated by the Merger Agreement (the “Merger”); and

•	To transact other business as may properly be presented at the Special Meeting or any adjournments of the Special Meeting.

Approval of the proposal described above requires the affirmative vote of holders of at least a majority of the outstanding common units of WMZ (the “WMZ Common Units”) that are not held by the WMZ General Partner or its affiliates (each such WMZ Common Unit, a “Non-affiliated WMZ Common Unit”) and of holders of at least a majority of the outstanding subordinated units of WMZ (“WMZ Subordinated Units”), with each group of holders of WMZ Common Units and WMZ Subordinated Units voting as a separate class. All of the currently outstanding WMZ Subordinated Units are owned by the WMZ General Partner, and the WMZ General Partner has agreed in the Merger Agreement to vote all of these units at the Special Meeting in favor of the Merger Agreement and the Merger.

The conflicts committee of the board of directors of the WMZ General Partner (the “WMZ Conflicts Committee”) has unanimously approved the Merger Agreement and the Merger and determined that they are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units. Based upon such approval, the WMZ General Partner, acting through its board of directors (the “WMZ Board”), has unanimously approved and adopted the Merger Agreement and the Merger. Accordingly, the WMZ Conflicts Committee and the WMZ Board (acting on behalf of the WMZ General Partner) recommend that holders of Non-affiliated WMZ Common Units vote to approve and adopt the Merger Agreement and the Merger.

Only record holders of WMZ Common Units and WMZ Subordinated Units as of the close of business on          , 2010 are entitled to notice of and to vote at the Special Meeting and any adjournments of the Special Meeting. WMZ will keep at its offices in Tulsa, Oklahoma, a list of record holders of WMZ Common Units and WMZ Subordinated Units entitled to vote at the Special Meeting available for inspection for any purpose relevant to the Special Meeting during normal business hours for the 10 days before the Special Meeting and at the Special Meeting. Failures to vote, abstentions and broker non-votes will have the same effect as a vote against the proposal.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE VOTE IN ONE OF THE FOLLOWING WAYS:

•	use the toll-free telephone number shown on the proxy card;

•	use the Internet website shown on the proxy card; or

•	mark, sign, date and promptly return the enclosed proxy card in the postage-paid envelope. It requires no postage if mailed in the United States.

By order of the Board of Directors of Williams Pipeline GP LLC, as the general partner of Williams Pipeline Partners L.P.

La Fleur C. Browne,
Secretary,
Williams Pipeline GP LLC

CERTAIN DEFINITIONS

The following oil and gas measurements and industry terms are used in this joint proxy statement/prospectus:

Barrel:  One barrel of petroleum products equals 42 U.S. gallons.

bpd:  Barrels per day.

British Thermal Units (Btu):  When used in terms of volumes, Btu is used to refer to the amount of natural gas required to raise the temperature of one pound of water by one degree Fahrenheit at one atmospheric pressure.

BBtu/d:  One billion Btus per day.

Dth:  One dekatherm, which is the approximate energy content of 1,000 cubic feet of natural gas.

MMBtu:  One million Btus.

MMdt:  One million dekatherms or approximately one trillion Btus.

TBtu:  One trillion Btus.

Other terms used in this joint proxy statement/prospectus include:

FERC:  Federal Energy Regulatory Commission.

Fractionation:  The process by which a mixed stream of natural gas liquids is separated into its constituent products, such as ethane, propane and butane.

LNG:  Liquefied natural gas.

NGLs:  Natural gas liquids. Natural gas liquids result from natural gas processing and crude oil refining and are used as petrochemical feedstocks, heating fuels and gasoline additives, among other applications.

NGL margins:  NGL revenues less Btu replacement cost, plant fuel, transportation and fractionation.

Partially Owned Entities:  Entities in which Williams Partners does not own a 100% ownership interest, including principally Discovery Producer Services LLC, Gulfstream Natural Gas System, L.L.C., Northwest Pipeline GP, and Laurel Mountain Midstream LLC.

Pipeline Entities:  Williams Partners’ regulated pipeline entities, including principally Northwest Pipeline GP, Transcontinental Gas Pipe Line Company, LLC, Gulfstream Natural Gas System, L.L.C., Discovery Producer Services LLC, and Black Marlin Pipeline LLC.

Throughput:  The volume of product transported or passing through a pipeline, plant, terminal or other facility.

QUESTIONS AND ANSWERS

The following section provides brief answers to certain questions that you may have regarding the proposed Merger and the special meeting for the limited partners of WMZ to vote on the Merger Agreement and the Merger (the “Special Meeting”). Please note that this section does not address all issues that may be important to you in deciding whether to vote to approve the Merger Agreement and the Merger. Accordingly, you should carefully read this entire joint proxy statement/prospectus, including each of the annexes, and the documents that have been incorporated by reference into this joint proxy statement/prospectus.

Q.	Why am I receiving these materials?

A.	This joint proxy statement/prospectus is being provided to holders of common units of WMZ (“WMZ Common Units”) in connection with the Special Meeting. The Williams Partners General Partner and the WMZ General Partner have agreed to combine the businesses of Williams Partners and WMZ by merging Merger Sub, an indirect wholly owned subsidiary of Williams Partners, into WMZ. The Merger Agreement and the Merger require the approval of holders of at least a majority of the outstanding WMZ Common Units that are not held by the WMZ General Partner or its affiliates (such WMZ Common Units, “Non-affiliated WMZ Common Units”) and by holders of at least a majority of the outstanding subordinated units of WMZ (“WMZ Subordinated Units”), with each group of holders of WMZ Common Units and WMZ Subordinated Units voting as a separate class. A vote of holders of common units of Williams Partners (each, a “Williams Partners Common Unit”) is not required to complete the Merger.

There were 51,862 WMZ Common Units held by individuals who are officers or directors of the WMZ General Partner as of June 23, 2010. Although the WMZ Common Units held by these individuals will not be counted in determining whether a majority of Non-affiliated WMZ Common Units have approved the Merger Agreement and the Merger, if the Merger Agreement and the Merger are approved at the Special Meeting, these individuals will be able to exchange their WMZ Common Units in the Merger. All WMZ Common Units that are not held by the WMZ General Partner will be exchanged for Williams Partners Common Units if the Merger Agreement and the Merger are approved at the Special Meeting, and such units are referred to in this joint proxy statement/prospectus as “Publicly Owned WMZ Common Units.”

Q.	How is Williams Partners currently related to WMZ?

A.	Williams Partners, through its 100% ownership of the WMZ General Partner, currently indirectly owns 4,700,668 WMZ Common Units and 10,957,900 WMZ Subordinated Units representing an approximate 45.7% limited partner interest in WMZ; 684,869 general partner units in WMZ representing a 2% general partner interest in WMZ; and certain incentive distribution rights to distributions by WMZ. All of the currently outstanding WMZ Subordinated Units are held by the WMZ General Partner, and the WMZ General Partner has agreed in the Merger Agreement to vote all of the WMZ Subordinated Units at the Special Meeting in favor of the Merger Agreement and the Merger.

Q.	Why does Williams Partners want to complete the Merger?

A.	Williams Partners currently indirectly owns an approximate 45.7% limited partner interest and a 2% general partner interest in WMZ. Williams Partners wants to complete the Merger because Williams Partners believes that merging Merger Sub into WMZ and fully integrating WMZ into Williams Partners will reduce organizational complexity and administrative costs and provide greater overall operational efficiency, while at the same time providing the holders of Publicly Owned WMZ Common Units with the opportunity to become owners of a much larger, diversified pipeline and midstream partnership that has an investment grade credit profile and is better able to finance growth opportunities.

Q.	Who is soliciting my proxy?

A.	The WMZ General Partner is sending you this joint proxy statement/prospectus in connection with its solicitation of proxies for use at the Special Meeting. Certain directors, officers and employees of the WMZ General Partner or its affiliates and Mackenzie Partners, Inc. (a proxy solicitor) may also solicit proxies on WMZ’s behalf by mail, telephone, fax or other electronic means, or in person.

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Q.	What will happen to WMZ as a result of the Merger?

A.	If the Merger is successfully completed, all outstanding WMZ Common Units and WMZ Subordinated Units will be canceled, Merger Sub will be merged with and into WMZ, and WMZ will become an indirect wholly owned subsidiary of Williams Partners.

Q.	What will holders of Publicly Owned WMZ Common Units and holders of WMZ Subordinated Units receive in the Merger?

A.	Each holder of Publicly Owned WMZ Common Units will be entitled to receive Williams Partners Common Units in exchange for such holder’s Publicly Owned WMZ Common Units at an exchange ratio of 0.7584 of one Williams Partners Common Unit for each Publicly Owned WMZ Common Unit (the “Exchange Ratio”) that such holder owns at the effective time of the Merger. If the Exchange Ratio would result in a holder of Publicly Owned WMZ Common Units being entitled to receive, after combining all fractional units to which such holder of Publicly Owned WMZ Common Units would otherwise be entitled to receive in connection with the Merger, a fraction of a Williams Partners Common Unit, such holder will receive cash (payable in dollars, without interest) in lieu of such fractional Williams Partners Common Unit in an amount equal to the product obtained by multiplying (1) the fraction of one Williams Partners Common Unit to which such holder would otherwise be entitled by (2) the average of the closing prices of Williams Partners Common Units as reported on the New York Stock Exchange (“NYSE”) Composite Transaction Reporting System as reported in The Wall Street Journal (but subject to correction for typographical or other manifest errors in such reporting) over the five trading day period ending on the third trading day immediately preceding the effective date of the Merger. For additional information regarding exchange procedures, please read “The Merger Agreement — Exchange of Units; Fractional Units.” The WMZ General Partner will receive no consideration in the Merger for the WMZ Common Units and the WMZ Subordinated Units that it holds.

Q.	Where will my units trade after the Merger?

A.	Williams Partners Common Units will continue to trade on the NYSE under the symbol “WPZ.” WMZ Common Units will no longer be publicly traded and will be delisted from the NYSE.

Q.	What happens to my future distributions?

A.	If the Merger is successfully consummated, all outstanding WMZ Common Units will be canceled and holders of Publicly Owned WMZ Common Units will be entitled to receive Williams Partners Common Units and to receive future distributions on such Williams Partners Common Units to the same extent as other holders of Williams Partners Common Units in accordance with Williams Partners’ partnership agreement and at the discretion of the board of directors of the Williams Partners General Partner (the “Williams Partners Board”). On a comparative basis, assuming a $2.63 annualized distribution rate for Williams Partners (based on the Williams Partners quarterly distribution for the first quarter of 2010) and giving effect to the Exchange Ratio, a WMZ unitholder’s quarterly distribution would increase 49% from the current $0.3350 per existing WMZ Common Unit ($1.34 annualized) to $0.6575 per existing Williams Partners Common Unit ($2.63 annualized) following the closing of the Merger. Williams Partners and WMZ will coordinate the record dates of any quarterly distributions during the period from the execution of the Merger Agreement to the date that the Merger is consummated so that no holder of Publicly Owned WMZ Common Units will fail to be entitled to receive any quarterly distribution by WMZ unless it becomes entitled to receive a quarterly distribution from Williams Partners with respect to the same quarter. For a description of the distribution provisions of Williams Partners’ partnership agreement, please read “Comparison of the Rights of Holders of Williams Partners Common Units and Holders of WMZ Common Units.”

Q.	Should holders of WMZ Common Units tender their WMZ Common Units now?

A.	No. After the Merger is completed, holders of WMZ Common Units who hold their WMZ Common Units in certificated or book entry form will receive written instructions for exchanging their WMZ Common Units. Please do not attempt to tender any WMZ Common Units with your proxy card. If you own WMZ

Common Units in “street name,” the Merger consideration should be credited to your account in accordance with the policies and procedures of your broker or nominee within a few days following the closing date of the Merger.

Q.	What constitutes a quorum?

A.	The holders of a majority of each class of units voting at the Special Meeting (WMZ Common Units and WMZ Subordinated Units) outstanding on the record date present in person or by proxy at the Special Meeting will constitute a quorum and will permit WMZ to conduct the proposed business at the Special Meeting. Representatives of the WMZ General Partner will be present on behalf of the WMZ General Partner at the Special Meeting. Your units will be counted as present at the Special Meeting if you are present and vote in person at the Special Meeting or have submitted a properly executed proxy card by mail or properly voted by telephone or Internet.

Proxies received but marked as abstentions will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum. If an executed proxy is returned by a broker or other nominee holding units in “street name” indicating that the broker does not have discretionary authority as to certain units to vote on the proposals (a “broker non-vote”), such units will be considered present at the Special Meeting for purposes of determining the presence of a quorum but will not be considered entitled to vote.

Q.	What unitholder approvals are needed to complete the Merger?

A.	The affirmative vote of holders of at least a majority of the outstanding Non-affiliated WMZ Common Units is required to approve and adopt the Merger Agreement and the Merger. As of the record date, there were Non-affiliated WMZ Common Units outstanding. For purposes of determining whether the Merger Agreement and the Merger have been approved and adopted by the Non-affiliated WMZ Common Units, WMZ Common Units held by directors and officers of the WMZ General Partner will not be counted toward the required majority vote of outstanding Non-affiliated WMZ Common Units.

The affirmative vote of holders of at least a majority of the outstanding WMZ Subordinated Units is also required to approve and adopt the Merger Agreement and the Merger. The WMZ General Partner owns all of the currently outstanding WMZ Subordinated Units and has agreed in the Merger Agreement to vote all of these units at the Special Meeting in favor of the Merger Agreement and the Merger.

Q.	When will the Merger be completed?

A.	Williams Partners and WMZ are working to complete the Merger as soon as possible. A number of conditions must be satisfied before Williams Partners and WMZ can complete the Merger, including approval of the Merger Agreement and the Merger by holders of at least a majority of the outstanding Non-affiliated WMZ Common Units. Although Williams Partners and WMZ cannot be sure when all of the conditions to the Merger will be satisfied, Williams Partners and WMZ expect to complete the Merger as soon as practicable following the Special Meeting (assuming the proposal is approved at the Special Meeting as described in the preceding question and answer). Please read “The Merger Agreement — Conditions to the Merger.”

Q.	What is the recommendation of the conflicts committee of the board of directors of the WMZ General Partner and the board of directors of the WMZ General Partner?

A.	The conflicts committee of the board of directors of the WMZ General Partner (the “WMZ Conflicts Committee”) and the board of directors of the WMZ General Partner (the “WMZ Board”) recommend that you vote FOR the merger proposal.

The WMZ partnership agreement requires that the WMZ General Partner approve the Merger Agreement before submitting it to a vote of the limited partners of WMZ. In light of potential conflicts of interest between Williams Partners, the WMZ General Partner and its affiliates, including Williams, on the one hand, and the interests of WMZ and the holders of Non-affiliated WMZ Common Units, on the other hand, the WMZ Board requested that the WMZ Conflicts Committee, consisting exclusively of directors who meet the independence requirements established in the WMZ partnership agreement, review, negotiate and evaluate the Merger Agreement and the Merger. On May 21, 2010, the WMZ Conflicts Committee unanimously determined that the Merger Agreement and the Merger are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units and recommended that the Merger Agreement and the Merger be approved by the WMZ Board and the holders of Non-affiliated WMZ Common Units. Based on the WMZ Conflicts Committee’s recommendation, the WMZ Board, acting on behalf of the WMZ General Partner, unanimously approved the Merger Agreement and the Merger and recommended that the holders of Non-affiliated WMZ Common Units vote to approve and adopt the Merger Agreement and the Merger.

Q.	What are the WMZ Conflicts Committee’s reasons for its recommendation?

The WMZ Conflicts Committee considered a number of factors in determining that the Merger and the Merger Agreement are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units and recommending the approval of the Merger and the Merger Agreement to the WMZ Board and to holders of Non-affiliated WMZ Common Units. The material factors are summarized below.

The WMZ Conflicts Committee viewed the following factors as being generally positive or favorable in coming to its determination and recommendation:

• Simmons & Company International (“Simmons & Company”), independent financial advisor to the WMZ Conflicts Committee, rendered to the WMZ Conflicts Committee on April 21, 2010 and on May 21, 2010 its opinion that the Exchange Ratio set forth in the Merger Agreement is fair, from a financial point of view, to the holders of Non-affiliated WMZ Common Units.

• The financial analyses of Simmons & Company were favorable, and they were reviewed and discussed by Simmons & Company with the WMZ Conflicts Committee on April 21, 2010 and May 21, 2010.

• The current quarterly cash distribution on the Williams Partners Common Units is significantly higher than the current quarterly cash distribution on the WMZ Common Units. The first quarter 2010 cash distribution on each Williams Partners Common Unit represented a 49% premium over the distribution paid by WMZ for the first quarter of 2010 on the number of WMZ Common Units that would be exchanged into one Williams Partners Common Unit in the Merger.

• Because the proposed exchange ratio was announced at the same time as the Dropdown, holders of Publicly Owned WMZ Common Units would be able to benefit from any increase in the market price of the Williams Partners Common Units as a result of the Dropdown. The closing market price of the Williams Partners Common Units increased 18% from January 15, 2010, the last trading day prior to the announcement of the Dropdown and the proposed exchange ratio, through May 21, 2010.

• The WMZ Conflicts Committee believed, based, among other things, on statements of Williams Partners’ management, that the Exchange Ratio represented the highest per unit consideration that Williams Partners would pay for Publicly Owned WMZ Common Units.

• From January 19, 2010, the date that the Dropdown and Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units were announced, to the time of the WMZ Conflicts Committee’s determination and recommendations, no third parties indicated any interest in pursuing a combination transaction with WMZ or the WMZ General Partner.

• Given that WMZ’s only significant asset is a 35% interest in a single pipeline system controlled by Williams Partners and that Williams Partners already controls approximately 48% of WMZ’s partnership interests, including all of WMZ’s general partner interests, it appeared unrealistic for the WMZ Conflicts Committee to believe that a more attractive alternative proposal would be forthcoming from an unrelated third party.

• Williams Partners is a much larger and more diversified energy master limited partnership with an investment grade credit rating that, among other things, is expected to have increased access to capital and increased scale, scope and diversification of revenue sources and, based on historic trading volumes for its units, is expected to offer greater trading liquidity.

• Williams recently transferred a substantial majority of its natural gas transportation assets in the Dropdown to Williams Partners and incurred substantial expenses in connection with the Dropdown. As a result, the possibility that any of such assets would be further dropped down to WMZ by Williams as an avenue for WMZ’s future growth has been substantially diminished. While WMZ still may be able to grow organically or through third party acquisitions, the pace of such growth will likely be slower than if WMZ could obtain contributions of assets to WMZ by Williams.

• The Merger will provide holders of WMZ Common Units with the benefits of the combination while eliminating the potential of conflicts of interests between Williams Partners and WMZ, both operationally and with respect to asset sales and joint ventures, that can arise because they share common management teams and operate in the same industry.

• The Merger is expected to result in cost savings, principally from general and administrative costs.

• Generally, except with respect to cash received in lieu of fractional WMZ Common Units, no gain or loss is expected to be recognized for U.S. federal income tax purposes by the holders of Publicly Owned WMZ Common Units as a result of the Merger.

• The terms of the Merger Agreement included, among other things:

• the requirement that the Merger Agreement and the Merger be approved by the holders of a majority of the Non-affiliated WMZ Common Units;

• provisions allowing the WMZ Board or the WMZ Conflicts Committee to withdraw or change its recommendation of the Merger Agreement and the Merger in certain circumstances if it makes a good faith determination that the failure to change its recommendation would be reasonably likely to constitute a breach of its fiduciary duties under applicable law;

• provisions allowing for WMZ to participate, in certain circumstances, in negotiations with a third party in response to an unsolicited alternative proposal that is reasonably likely to result in a superior proposal;

• the lack of a break-up fee for termination of the Merger Agreement in accordance with its terms;

• limited conditions and exceptions to the material adverse effect closing condition and other closing conditions; and

• the lack of a need by Williams Partners to finance any component of the purchase price because the consideration is composed of Williams Partners Common Units.

The WMZ Conflicts Committee considered the following factors to be generally negative or unfavorable in making its determination and recommendation:

• It is possible that the price for Williams Partners Common Units could diminish prior to closing, reducing the value of the Williams Partners Common Units to be received by virtue of the Exchange Ratio from their value at the time of the signing of the Merger Agreement.

• The Merger might not be completed in a timely manner, or at all, which could result in significant costs and a decline in the trading price of WMZ Common Units.

• One of WMZ’s primary business objectives is to generate stable cash flows through the ownership and operation of natural gas transportation and storage assets. Williams Partners was formed to own, operate and acquire a diversified portfolio of complementary energy assets, which may not generate cash flows as stable as natural gas transportation and storage assets.

• The Merger Agreement limits WMZ’s ability to solicit third party offers, although it does allow the WMZ Board and WMZ Conflicts Committee in certain circumstances to withdraw, modify or qualify their recommendations of the Merger or recommend, adopt or approve a takeover proposal.

Finally, the WMZ Conflicts Committee considered as favorable to approval of the Merger Agreement and the Merger a number of procedural factors associated with the Merger, including the following:

• The WMZ Board of Directors unanimously delegated to the WMZ Conflicts Committee the authority to review, evaluate and negotiate the Merger and the Merger Agreement.

• The WMZ Conflicts Committee consists solely of directors each of whom (a) is not a security holder, officer or employee of the WMZ General Partner, (b) is not an officer, director or employee of any affiliate of the WMZ General Partner, (c) is not a holder of any ownership interest in WMZ and its subsidiaries other than WMZ Common Units and awards under the WMZ Long Term Incentive Plan (as defined in the WMZ partnership agreement) and (d) meets the independence standards required of a director who serves on an audit committee established under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the NYSE.

• The members of the WMZ Conflicts Committee were adequately compensated for their services and their compensation was in no way contingent on their approving the Merger Agreement or the Merger.

• The members of the WMZ Conflicts Committee will not personally benefit from the completion of the Merger in a manner different from the holders of Non-affiliated WMZ Common Units.

• The WMZ Conflicts Committee was given authority to select and compensate legal, financial and other independent advisors as it deemed appropriate.

• The WMZ Conflicts Committee retained and was advised by independent legal counsel, Fulbright & Jaworski L.L.P. (“Fulbright”), and an independent financial advisor, Simmons & Company, who was also engaged to render an opinion as to the fairness, from a financial point of view, to the holders of Non-affiliated WMZ Common Units of the consideration proposed to be paid in the Merger.

• The WMZ Conflicts Committee and its legal counsel and financial advisor conducted due diligence regarding Williams Partners and WMZ.

• The WMZ Conflicts Committee had the ultimate authority to decide whether or not to proceed with the proposed merger.

• The WMZ Conflicts Committee, with the assistance of its legal and financial advisors, negotiated the terms of the Merger Agreement on an arm’s-length basis with Williams Partners and its legal and financial advisors.

• The structure of the acquisition was changed from an exchange offer by Williams Partners to the negotiated Merger, thereby (i) requiring approval by holders of a majority of Non-affiliated WMZ Common Units, an additional form of approval of a conflict of interest transaction under the WMZ partnership agreement, and, (ii) if so approved, assuring that all holders of Publicly Owned WMZ Common Units would receive the same consideration in a Williams Partners’ acquisition of 100% of Publicly Owned WMZ Common Units.

• The structure of the acquisition was changed at the request of the WMZ Conflicts Committee to a merger in which WMZ would survive, thereby decreasing the risk of adverse tax consequences to WMZ and the holders of Non-affiliated WMZ Common Units as a result of the Merger.

• The WMZ Conflicts Committee was aware that it had no obligation to recommend any transaction, including the merger proposal put forth by Williams Partners.

Q.	What is some of the other information you should consider in evaluating the Merger?

A.	You should consider, among other matters, the following information in evaluating the Merger Agreement and the Merger:

• WMZ’s only significant asset is a 35% interest in Northwest Pipeline GP (“Northwest Pipeline”). Williams Partners owns a diversified group of midstream and pipeline assets (including the controlling 65% interest in Northwest Pipeline) with a book value of approximately 27 times the book value of

x

WMZ’s assets as of March 31, 2010, and has an investment grade rating from the three major credit rating agencies. As a result, Williams Partners believes that it will have greater access to capital and growth opportunities and offer greater potential for acquisitions and increased unitholder value than WMZ would have as a stand-alone owner of a minority interest in a single pipeline system.

• The timing of the Merger provides holders of WMZ Common Units the opportunity to participate in any value created from Williams Partners’ February 2010 acquisition from Williams of approximately $12 billion of assets in the Dropdown.

• The initial public offering price of WMZ Common Units in January 2008 was $20.00. The highest closing price of the WMZ Common Units on any trading day from the date of the WMZ initial public offering (the “WMZ IPO”) to January 15, 2010, the last NYSE trading day prior to the announcement of Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units, was $24.50. The closing price of the WMZ Common Units on January 15, 2010 was $23.35. Based on the closing price of the Williams Partners Common Units on June 23, 2010, the Exchange Ratio represents an approximate 29% premium to the highest closing price for WMZ Common Units on any trading day from the date of the WMZ IPO and prior to the announcement of Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units, and an approximate 35% premium to the closing price of the WMZ Common Units on the last trading day prior to the announcement of Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units.

Q.	What are some of the risks you should consider in evaluating the Merger?

A.	There are general risks associated with Williams Partners’ business, which may not apply to WMZ or may affect Williams Partners and WMZ differently. There are also risks associated with the Merger, including tax risks. For a description of these and other risks you should consider in deciding whether to vote to approve the Merger Agreement and the Merger, please see the section titled “Risk Factors” beginning on page 21.

Q.	What percentage of Williams Partners Common Units will current holders of Publicly Owned WMZ Common Units own after the successful consummation of the Merger?

A.	If the Merger is successfully consummated, holders of Publicly Owned WMZ Common Units will collectively own approximately 5% of the outstanding Williams Partners Common Units.

Q.	What are the expected U.S. federal income tax consequences of the Merger to holders of Publicly Owned WMZ Common Units?

A.	It is expected that holders of Publicly Owned WMZ Common Units who receive Williams Partners Common Units in exchange for their WMZ Common Units will not recognize any income or gain for U.S. federal income tax purposes as a result of the Merger, except with respect to cash received in lieu of fractional Williams Partners Common Units. It is possible (as discussed below) that a holder of Publicly Owned WMZ Common Units will recognize taxable income or gain if there is a net decrease in such holder’s share of nonrecourse liabilities as a result of the Merger. For additional information, please read “Material U.S. Federal Income Tax Consequences.”

Q.	Under what circumstances could the Merger result in holders of Publicly Owned WMZ Common Units recognizing income or gain for U.S. federal income tax purposes?

A.	Under Section 752 of the Internal Revenue Code of 1986, as amended (the “Code”), each holder’s tax basis in its Publicly Owned WMZ Common Units includes such holder’s share of the nonrecourse liabilities of WMZ. For U.S. federal income tax purposes, nonrecourse liabilities are generally liabilities for which no partner has liability. As a result of the Merger, each holder’s share of nonrecourse liabilities will be recalculated, and each holder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such holder’s share of nonrecourse liabilities of WMZ immediately before the Merger over such holder’s share of nonrecourse liabilities of Williams Partners immediately following the Merger. If the amount of the deemed cash distribution received by such holder exceeds the holder’s basis in its Williams Partners Common Units immediately after the Merger, such holder will recognize income or gain in an amount equal to such excess. Williams Partners and WMZ do not expect any holders of Publicly Owned WMZ Common Units to recognize income or gain in this manner. For additional information, please read “Material U.S. Federal Income Tax Consequences.”

Q.	How is the Merger expected to affect the taxes for which holders of Publicly Owned WMZ Common Units are liable?

A.	Currently, WMZ issues an annual report to each holder of Publicly Owned WMZ Common Units stating the distributive share of WMZ’s income, gain, loss and deduction that WMZ has determined the holder must report on its U.S. federal income tax return. Holders of Publicly Owned WMZ Common Units may also be liable for state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which WMZ does business or owns property or in which the holder is resident.

After the Merger, in which holders of Publicly Owned WMZ Common Units will become holders of Williams Partners Common Units, Williams Partners will issue an annual report to each such holder stating the distributive share of Williams Partners’ income, gain, loss and deduction that Williams Partners determines such holder must report on its U.S. federal income tax return. Such holders may also be liable for state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which Williams Partners does business or owns property or in which the holder is resident.

The Merger may also require a holder of Publicly Owned WMZ Common Units who does not use a calendar tax year to include more than twelve months of WMZ income in the U.S. federal income tax return of such holder for the tax year of such holder in which the Merger occurs.

For additional information, please read “Material U.S. Federal Income Tax Consequences.”

Q.	Are WMZ unitholders entitled to appraisal rights?

A.	No. Holders of WMZ Common Units do not have appraisal rights under applicable law or contractual appraisal rights under the WMZ partnership agreement or the Merger Agreement.

Q.	How do I vote my units?

A.	You should read this joint proxy statement/prospectus carefully. Then, if you choose to vote by proxy, you should do so as soon as possible by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible or vote by telephone or Internet in accordance with the instructions provided under “The Special Meeting — Voting Procedures” beginning on page 56.

Q.	What if I do not vote?

A.	If you do not return your proxy or if you abstain from voting or a broker non-vote is made, it will have the same effect as a vote against the proposal. If you sign and return your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposal. If the Merger Agreement and the Merger are approved by a majority of the Non-affiliated WMZ Common Units at the Special Meeting, the Merger will take place and your WMZ Common Units will be exchanged for Williams Partners Common Units at the Exchange Ratio even if you do not vote.

Q.	If my units are held in “street name” by my broker or other nominee, will my broker vote my units for me?

A.	Your broker cannot vote your WMZ Common Units for or against approval and adoption of the Merger Agreement and the Merger unless you tell the broker or other nominee how you wish to vote. To tell your broker or other nominee how to vote, you should follow the directions that your broker or other nominee provides to you. Please note that you may not vote your WMZ Common Units held in “street name” by returning a proxy card directly to WMZ or by voting in person at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee. A non-vote by your broker will have the same effect as a vote against the proposal.

Q.	Who can attend and vote at the Special Meeting?

A.	All holders of WMZ Common Units and WMZ Subordinated Units of record as of the close of business on , 2010, the record date for the Special Meeting, are entitled to receive notice of and to vote at the Special Meeting.

Q.	When and where is the Special Meeting?

A.	The Special Meeting will be held on , 2010, at a.m., local time, in the Williams Resource Center Theater at One Williams Center, Tulsa, Oklahoma, 74172-0172.

Q.	If I am planning to attend the Special Meeting in person, should I still vote by proxy?

A.	Yes. Whether or not you plan to attend the Special Meeting, you should vote by proxy by using your proxy card. Your WMZ Common Units will not be voted if you do not vote your proxy or if you do not vote in person at the Special Meeting. This would have the same effect as a vote against the proposal.

Q.	Can I change my vote after I have voted by proxy?

A.	Yes. You can change your vote at any time before your proxy is voted at the Special Meeting by following the procedures set forth in “The Special Meeting — Voting Procedures.”

Q.	What should I do if I receive more than one set of voting materials for the Special Meeting?

A.	You may receive more than one set of voting materials for the Special Meeting and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold units. If you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on the card.

Q.	Who do I call if I have further questions about voting, the Special Meeting or the Merger?

A.	Holders of WMZ Common Units may call WMZ’s Investor Relations Department at (918) 573-3679 if they have further questions or if they would like additional copies, without charge, of this joint proxy statement/prospectus.

SUMMARY

This summary highlights selected information in this joint proxy statement/ prospectus and does not contain all the information that may be important to you. To fully understand the Merger Agreement and the Merger, and for a more complete description of the terms of the Merger, you should read carefully this entire joint proxy statement/prospectus, including the annexes, as well as the documents incorporated by reference into this joint proxy statement/prospectus, and the other documents to which you are referred. For information on how to obtain the documents that Williams Partners and WMZ have filed with the SEC, see “Where You Can Find More Information.”

The Merger (page 57)

The Williams Partners General Partner and the WMZ General Partner have agreed to combine the businesses of Williams Partners and WMZ by merging Merger Sub, an indirect wholly owned subsidiary of Williams Partners, into WMZ. The Merger cannot be completed without the approval of holders of at least a majority of the outstanding Non-affiliated WMZ Common Units and the WMZ Subordinated Units, with each group of holders of WMZ Common Units and WMZ Subordinated Units voting as a separate class. A vote of holders of Williams Partners Common Units is not required to complete the Merger. Each holder of Publicly Owned WMZ Common Units will be entitled to receive 0.7584 of one Williams Partners Common Unit in exchange for each WMZ Common Unit that such holder owns at the effective time of the Merger. If the Merger is successfully consummated, all outstanding WMZ Common Units and WMZ Subordinated Units will be canceled, Merger Sub will be merged with and into WMZ, and Williams Partners will issue approximately 13.6 million Williams Partners Common Units to holders of WMZ Common Units as consideration therefor. WMZ and its subsidiaries will become subsidiaries of the Operating Company, and the Williams Partners General Partner’s management team will continue in their current roles and manage the combined company.

The Merger Parties (page 94)

Williams Partners

Williams Partners is a publicly traded Delaware limited partnership formed by Williams in February 2005 to own, operate and acquire a diversified portfolio of complementary energy assets. Williams Partners’ operations are divided into two business segments: Gas Pipeline and Midstream Gas & Liquids.

•	Gas Pipeline — this segment includes Williams Partners’ interstate natural gas pipelines, including its 100% interest in Transcontinental Gas Pipe Line Company, LLC (“Transco”) and its 65% interest in Northwest Pipeline (the remaining 35% of which is WMZ’s only significant asset). Transco and Northwest Pipeline own and operate a combined total of approximately 13,900 miles of pipelines with a total annual throughput of approximately 2,700 TBtu of natural gas and peak-day delivery capacity of approximately 12 MMdt of natural gas. Gas Pipeline also holds interests in joint venture interstate and intrastate natural gas pipeline systems including a 24.5% interest in Gulfstream Natural Gas System, L.L.C. (“Gulfstream”), which owns an approximate 745-mile pipeline with the capacity to transport approximately 1.26 million Dth per day of natural gas. Gas Pipeline also includes Williams Partners’ indirect 45.7% limited partner interest and 2% general partner interest in WMZ, which holds the remaining 35% interest in Northwest Pipeline.

•	Midstream Gas & Liquids — this segment includes Williams Partners’ natural gas gathering, treating and processing businesses and has primary service areas concentrated in major producing basins in Colorado, New Mexico, Wyoming, the Gulf of Mexico and Pennsylvania. Midstream Gas & Liquids’ primary businesses — natural gas gathering, treating, and processing; NGL fractionation, storage and transportation; and oil transportation — fall within the middle of the process of taking raw natural gas and crude oil from the producing fields to the consumer.

On February 17, 2010, Williams Partners closed the Dropdown with the Williams Partners General Partner, the Operating Company, Williams and certain subsidiaries of Williams, pursuant to which Williams (through such subsidiaries) contributed to Williams Partners the ownership interests in the entities that made up Williams’ Gas Pipeline and Midstream Gas & Liquids businesses, to the extent not already owned by Williams Partners, including Williams’ limited and general partner interests in WMZ, but excluding Williams’ Canadian, Venezuelan and olefin operations and 25.5% of Gulfstream. The Dropdown was made in exchange for aggregate consideration of:

•	$3.5 billion in cash, less certain expenses incurred by Williams Partners relating to the Dropdown. This cash consideration was financed through the private sale of $3.5 billion of Williams Partners’ senior unsecured notes;

•	203 million of Williams Partners Class C limited partnership units, which were identical to Williams Partners Common Units except with respect to distributions for the first quarter of 2010, for which they received a prorated quarterly distribution as they were not outstanding during the full quarterly period. The Class C units automatically converted into Williams Partners Common Units on May 10, 2010, the first business day following the record date for the distribution with respect to the first quarter of 2010; and

•	an increase in the capital account of the Williams Partners General Partner to allow it to maintain its 2% general partner interest.

In connection with the Dropdown, Williams Partners entered into a new $1.75 billion senior unsecured revolving three-year credit facility with Transco and Northwest Pipeline, as co-borrowers with borrowing sublimits of $400 million each, Citibank, N.A., as administrative agent, and other lenders named therein (the “Credit Facility”). The Credit Facility replaced Williams Partners’ then existing $450 million senior unsecured credit facility.

As part of the negotiations surrounding the Dropdown, the members of the Williams Partners Conflicts Committee (which consists entirely of directors who are not affiliated with Williams) also negotiated with Williams the Exchange Ratio that Williams Partners would offer to holders of WMZ Common Units in the then-contemplated exchange offer. The initial making of that exchange offer at the Exchange Ratio was approved by the Williams Partners Conflicts Committee and was addressed from the point of view of fairness to the holders of Williams Partners Common Units by the fairness opinion it received from its independent financial advisor.

Williams Partners’ principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172, and its telephone number is (918) 573-2000. Williams Partners’ website is located at http://www.williamslp.com. Williams Partners makes its periodic reports and other information filed with or furnished to the SEC available, free of charge, through its website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on Williams Partners’ website or any other website is not incorporated by reference into this joint proxy statement/prospectus and does not constitute a part of this joint proxy statement/prospectus.

The Operating Company

The Operating Company is a wholly owned subsidiary of Williams Partners, through which Williams Partners conducts its operations. The Operating Company is a Delaware limited liability company formed on May 23, 2005. The Operating Company’s principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172, and its telephone number is (918) 573-2000.

WPZ Operating Company Merger Sub LLC

WPZ Operating Company Merger Sub LLC, which is referred to in this joint proxy statement/prospectus as Merger Sub, is a Delaware limited liability company and a wholly owned subsidiary of the Operating Company. Merger Sub was formed on May 10, 2010 solely for the purpose of consummating the Merger and has no operating assets. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

The principal executive offices of Merger Sub are located at One Williams Center, Tulsa, Oklahoma 74172-0172, and its telephone number is (918) 573-2000.

WMZ

WMZ is a Delaware limited partnership formed on August 31, 2007 by Williams to own and operate natural gas transportation and storage assets. WMZ’s primary business objectives are to generate stable cash flows and, over time, to increase its quarterly cash distributions per unit. WMZ’s only significant asset is a 35% general partnership interest in Northwest Pipeline, which is an interstate natural gas transportation company that owns and operates a natural gas pipeline system extending from the San Juan basin in northwestern New Mexico and southwestern Colorado through Colorado, Utah, Wyoming, Idaho, Oregon, and Washington to a point on the Canadian border near Sumas, Washington. Northwest Pipeline provides services for markets in California, Arizona, New Mexico, Colorado, Utah, Nevada, Wyoming, Idaho, Oregon, and Washington directly or indirectly through interconnections with other pipelines. WMZ accounts for its 35% interest in Northwest Pipeline as an equity investment, and, therefore, does not consolidate its financial results. The 35% of Northwest Pipeline owned by WMZ was owned by Williams prior to the WMZ IPO. Williams Partners owns the remaining 65% interest in Northwest Pipeline.

WMZ’s principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172, and its telephone number is 918-573-2000. Its website is located at http://www.williamspipelinepartners.com. WMZ makes its periodic reports and other information filed with or furnished to the SEC available, free of charge, through its website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on its website or any other website is not incorporated by reference into this joint proxy statement/prospectus and does not constitute a part of this joint proxy statement/prospectus.

The Special Meeting (page 55)

Where and when:  The Special Meeting will take place in the Williams Resource Center Theater at One Williams Center, Tulsa, Oklahoma, 74172-0172 on          , 2010 at   a.m., local time.

What you are being asked to vote on:  At the Special Meeting, holders of WMZ Common Units and WMZ Subordinated Units will vote on the approval and adoption of the Merger Agreement and the Merger. Holders of WMZ Common Units and WMZ Subordinated Units may also be asked to consider other matters as may properly come before the Special Meeting. At this time, WMZ knows of no other matters that will be presented for consideration at the Special Meeting.

Who may vote:  You may vote at the Special Meeting if you owned WMZ Common Units at the close of business on the record date,          , 2010. On that date, there were           WMZ Common Units outstanding. You may cast one vote for each outstanding WMZ Common Unit entitled to vote at the Special Meeting that you owned on the record date. The WMZ General Partner has agreed in the Merger Agreement to vote all of the WMZ Subordinated Units in favor of the Merger Agreement and the Merger.

What vote is needed:  The affirmative vote of holders of at least a majority of the outstanding Non-affiliated WMZ Common Units and the WMZ Subordinated Units, with each group of holders of WMZ Common Units and WMZ Subordinated Units voting as a separate class, is required to approve and adopt the Merger Agreement and Merger.

Williams Partners’ Ownership Interest in and Control of WMZ (page 57)

Holders of Publicly Owned WMZ Common Units should be aware that WMZ is indirectly controlled by Williams Partners through Williams Partners’ 100% ownership of the WMZ General Partner, which owns all of the outstanding general partner interests in WMZ. As a result, Williams Partners appoints the members of the WMZ Board, a majority of whom are affiliated with Williams and its affiliates, and thereby could be seen as controlling all of WMZ’s decisions other than those involving certain conflicts of interest with Williams Partners or that require an affirmative vote of holders of the limited partner interests in WMZ pursuant to and in the percentages specified by the WMZ partnership agreement. In addition, Williams Partners, through its ownership of the WMZ General Partner, owns an approximate 45.7% limited partner interest (comprised of 20.8% of the currently outstanding WMZ Common Units and 100% of the currently outstanding WMZ Subordinated Units) in WMZ.

Certain persons associated with Williams Partners and its affiliates have a relationship with WMZ. Steven J. Malcolm, Chairman of the Board and Chief Executive Officer of the WMZ General Partner, also serves as Chairman of the Board and Chief Executive Officer of the Williams Partners General Partner and as a director, executive officer, and/or member of the management committee of certain of its affiliates, including Williams. Donald R. Chappel, a director and the Chief Financial Officer of the WMZ General Partner, also serves as a director and the Chief Financial Officer of the Williams Partners General Partner and as a director, executive officer, and/or member of the management committee of certain of its affiliates, including Williams. Phillip D. Wright, a director and the Chief Operating Officer of the WMZ General Partner, also serves as a director and the Senior Vice President Gas Pipeline of the Williams Partners General Partner and as a director, executive officer, and/or member of the management committee of certain of its affiliates, including Williams. Rodney J. Sailor, a director and the Treasurer of the WMZ General Partner, also serves as the Treasurer of the Williams Partners General Partner and as a director, officer, and/or member of the management committee of certain of its affiliates, including Williams. Ted T. Timmermans, Chief Accounting Officer of the WMZ General Partner, also serves as Vice President, Controller and Chief Accounting Officer of the Williams Partners General Partner and as an officer of certain of its affiliates, including Williams. James J. Bender, General Counsel of the WMZ General Partner, also serves as General Counsel of the Williams Partners General Partner, and as general counsel, director and/or executive officer of certain of its affiliates, including Williams. None of these individuals are members of the WMZ Conflicts Committee.

Williams Partners’ Reasons for the Merger (page 65)

Williams Partners currently indirectly owns an approximate 45.7% limited partner interest and a 2% general partner interest in WMZ. Williams Partners wants to merge Merger Sub with and into WMZ because Williams Partners believes that fully integrating WMZ into Williams Partners will reduce organizational complexity and administrative costs and provide greater overall operational efficiency, while at the same time providing the holders of Publicly Owned WMZ Common Units with the opportunity to become owners of a much larger, diversified pipeline and midstream partnership that has an investment grade credit profile and is better able to finance growth opportunities.

Recommendation to Holders of Non-affiliated WMZ Common Units (page 65)

The WMZ Conflicts Committee and the WMZ Board recommend that you vote FOR the merger proposal.

The WMZ partnership agreement requires that the WMZ General Partner approve the Merger Agreement before submitting it to a vote of WMZ limited partners. In light of potential conflicts of interest between Williams Partners, the WMZ General Partner and its affiliates, including Williams, on the one hand, and the interests of WMZ and the holders of Non-affiliated WMZ Common Units, on the other hand, the WMZ Board requested that the WMZ Conflicts Committee, consisting exclusively of directors who meet the independence requirements established in the WMZ partnership agreement, review, negotiate and evaluate the Merger Agreement and the Merger and related matters. The WMZ Conflicts Committee, with the assistance of its advisors, reviewed, negotiated and evaluated the Merger Agreement and the Merger, and following that process unanimously determined that the Merger Agreement and the Merger are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units and recommended that the Merger Agreement and the Merger be approved by the WMZ Board and the holders of Non-affiliated WMZ Common Units.

Based on the WMZ Conflicts Committee’s recommendation, the WMZ Board, acting on behalf of the WMZ General Partner, unanimously approved the Merger Agreement and the Merger and recommended that the holders of Non-affiliated WMZ Common Units vote to approve and adopt the Merger Agreement and the Merger.

Holders of Non-affiliated WMZ Common Units are urged to review carefully the background and reasons for the Merger described under “The Merger” and the risks associated with the Merger described under “Risk Factors.”

The WMZ Conflicts Committee’s Reasons for its Recommendation (page 67)

The WMZ Conflicts Committee considered a number of factors in determining that the Merger and the Merger Agreement are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units and recommending the approval of the Merger and the Merger Agreement to the WMZ Board and to holders of Non-affiliated WMZ Common Units. The material factors are summarized below.

The WMZ Conflicts Committee viewed the following factors as being generally positive or favorable in coming to its determination and recommendation:

•	Simmons & Company, independent financial advisor to the WMZ Conflicts Committee, rendered to the WMZ Conflicts Committee on April 21, 2010 and on May 21, 2010 its opinion that the Exchange Ratio set forth in the Merger Agreement is fair, from a financial point of view, to the holders of Non-affiliated WMZ Common Units.

•	The financial analyses of Simmons & Company were favorable, and they were reviewed and discussed by Simmons & Company with the WMZ Conflicts Committee on April 21, 2010 and May 21, 2010.

•	The current quarterly cash distribution on the Williams Partners Common Units is significantly higher than the current quarterly cash distribution on the WMZ Common Units. The first quarter 2010 cash distribution on each Williams Partners Common Unit represented a 49% premium over the distribution paid by WMZ for the first quarter of 2010 on the number of WMZ Common Units that would be exchanged into one Williams Partners Common Unit in the Merger.

•	Because the proposed exchange ratio was announced at the same time as the Dropdown, holders of Publicly Owned WMZ Common Units would be able to benefit from any increase in the market price of the Williams Partners Common Units as a result of the Dropdown. The closing market price of the Williams Partners Common Units increased 18% from January 15, 2010, the last trading day prior to the announcement of the Dropdown and the proposed exchange ratio, through May 21, 2010.

•	The WMZ Conflicts Committee believed, based, among other things, on statements of Williams Partners’ management, that the Exchange Ratio represented the highest per unit consideration that Williams Partners would pay for Publicly Owned WMZ Common Units.

•	From January 19, 2010, the date that the Dropdown and Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units were announced, to the time of the WMZ Conflicts Committee’s determination and recommendations, no third parties indicated any interest in pursuing a combination transaction with WMZ or the WMZ General Partner.

•	Given that WMZ’s only significant asset is a 35% interest in a single pipeline system controlled by Williams Partners and that Williams Partners already controls approximately 48% of WMZ’s partnership interests, including all of WMZ’s general partner interests, it appeared unrealistic for the WMZ Conflicts Committee to believe that a more attractive alternative proposal would be forthcoming from an unrelated third party.

•	Williams Partners is a much larger and more diversified energy master limited partnership with an investment grade credit rating that, among other things, is expected to have increased access to capital and increased scale, scope and diversification of revenue sources and, based on historic trading volumes for its units, is expected to offer greater trading liquidity.

•	Williams recently transferred a substantial majority of its natural gas transportation assets in the Dropdown to Williams Partners and incurred substantial expenses in connection with the Dropdown. As a result, the possibility that any of such assets would be further dropped down to WMZ by Williams as an avenue for WMZ’s future growth has been substantially diminished. While WMZ still may be able to grow organically or through third party acquisitions, the pace of such growth will likely be slower than if WMZ could obtain contributions of assets to WMZ by Williams.

•	The Merger will provide holders of WMZ Common Units with the benefits of the combination while eliminating the potential of conflicts of interests between Williams Partners and WMZ, both operationally and with respect to asset sales and joint ventures, that can arise because they share common management teams and operate in the same industry.

•	The Merger is expected to result in cost savings, principally from general and administrative costs.

•	Generally, except with respect to cash received in lieu of fractional WMZ Common Units, no gain or loss is expected to be recognized for U.S. federal income tax purposes by the holders of Publicly Owned WMZ Common Units as a result of the Merger.

•	The terms of the Merger Agreement included, among other things:

•	the requirement that the Merger Agreement and the Merger be approved by the holders of a majority of the Non-affiliated WMZ Common Units;

•	provisions allowing the WMZ Board or the WMZ Conflicts Committee to withdraw or change its recommendation of the Merger Agreement and the Merger in certain circumstances if it makes a good faith determination that the failure to change its recommendation would be reasonably likely to constitute a breach of its fiduciary duties under applicable law;

•	provisions allowing for WMZ to participate, in certain circumstances, in negotiations with a third party in response to an unsolicited alternative proposal that is reasonably likely to result in a superior proposal;

•	the lack of a break-up fee for termination of the Merger Agreement in accordance with its terms;

•	limited conditions and exceptions to the material adverse effect closing condition and other closing conditions; and

•	the lack of a need by Williams Partners to finance any component of the purchase price because the consideration is composed of Williams Partners Common Units.

The WMZ Conflicts Committee considered the following factors to be generally negative or unfavorable in making its determination and recommendation:

•	It is possible that the price for Williams Partners Common Units could diminish prior to closing, reducing the value of the Williams Partners Common Units to be received by virtue of the Exchange Ratio from their value at the time of the signing of the Merger Agreement.

•	The Merger might not be completed in a timely manner, or at all, which could result in significant costs and a decline in the trading price of WMZ Common Units.

•	One of WMZ’s primary business objectives is to generate stable cash flows through the ownership and operation of natural gas transportation and storage assets. Williams Partners was formed to own, operate and acquire a diversified portfolio of complementary energy assets, which may not generate cash flows as stable as natural gas transportation and storage assets.

•	The Merger Agreement limits WMZ’s ability to solicit third party offers, although it does allow the WMZ Board and WMZ Conflicts Committee in certain circumstances to withdraw, modify or qualify their recommendations of the Merger or recommend, adopt or approve a takeover proposal.

Finally, the WMZ Conflicts Committee considered as favorable to approval of the Merger Agreement and the Merger a number of procedural factors associated with the Merger, including the following:

•	The WMZ Board of Directors unanimously delegated to the WMZ Conflicts Committee the authority to review, evaluate and negotiate the Merger and the Merger Agreement.

•	The WMZ Conflicts Committee consists solely of directors each of whom (a) is not a security holder, officer or employee of the WMZ General Partner, (b) is not an officer, director or employee of any affiliate of the WMZ General Partner, (c) is not a holder of any ownership interest in WMZ and its subsidiaries other than WMZ Common Units and awards under the WMZ Long Term Incentive Plan (as defined in the WMZ partnership agreement) and (d) meets the independence standards required of a director who serves on an audit committee established under the Exchange Act and the NYSE.

•	The members of the WMZ Conflicts Committee were adequately compensated for their services and their compensation was in no way contingent on their approving the Merger Agreement or the Merger.

•	The members of the WMZ Conflicts Committee will not personally benefit from the completion of the Merger in a manner different from the holders of Non-affiliated WMZ Common Units.

•	The WMZ Conflicts Committee was given authority to select and compensate legal, financial and other independent advisors as it deemed appropriate.

•	The WMZ Conflicts Committee retained and was advised by independent legal counsel, Fulbright, and an independent financial advisor, Simmons & Company, who was also engaged to render an opinion as to the fairness, from a financial point of view, to the holders of Non-affiliated WMZ Common Units of the consideration proposed to be paid in the Merger.

•	The WMZ Conflicts Committee and its legal counsel and financial advisor conducted due diligence regarding Williams Partners and WMZ.

•	The WMZ Conflicts Committee had the ultimate authority to decide whether or not to proceed with the proposed merger.

•	The WMZ Conflicts Committee, with the assistance of its legal and financial advisors, negotiated the terms of the Merger Agreement on an arm’s-length basis with Williams Partners and its legal and financial advisors.

•	The structure of the acquisition was changed from an exchange offer by Williams Partners to the negotiated Merger, thereby (i) requiring approval by holders of a majority of Non-affiliated WMZ Common Units, an additional form of approval of a conflict of interest transaction under the WMZ partnership agreement, and, (ii) if so approved, assuring that all holders of Publicly Owned WMZ Common Units would receive the same consideration in a Williams Partners’ acquisition of 100% of Publicly Owned WMZ Common Units.

•	The structure of the acquisition was changed at the request of the WMZ Conflicts Committee to a merger in which WMZ would survive, thereby decreasing the risk of adverse tax consequences to WMZ and the holders of Non-affiliated WMZ Common Units as a result of the Merger.

•	The WMZ Conflicts Committee was aware that it had no obligation to recommend any transaction, including the merger proposal put forth by Williams Partners.

Opinion of Financial Advisor (page 72)

The opinion of the WMZ Conflicts Committee’s independent financial advisor, Simmons & Company, is attached to this joint proxy statement/prospectus as Annex B. You are encouraged to read the opinion carefully, as well as the description of the analyses and assumptions on which the opinion is based set forth under “The Merger — Opinion of Financial Advisor.” The opinion is directed to the WMZ Conflicts Committee and does not constitute a recommendation to any unitholder as to any matter relating to the Merger.

Simmons & Company delivered its written opinion to the WMZ Conflicts Committee on May 21, 2010, to the effect that, as of the date of its opinion and based on and subject to various assumptions made, the Exchange Ratio is fair from a financial point of view to holders of Non-affiliated WMZ Common Units.

Other Information

You should consider, among other matters, the following information in evaluating the Merger Agreement and the Merger:

•	WMZ’s only significant asset is a 35% interest in Northwest Pipeline. Williams Partners owns a diversified group of midstream and pipeline assets (including the controlling 65% interest in Northwest Pipeline) with a book value of approximately 27 times the book value of WMZ’s assets as of March 31, 2010, and has an investment grade rating from the three major credit rating agencies. As a result, Williams Partners believes that it will have greater access to capital and growth opportunities and offer greater potential for acquisitions and increased unitholder value than WMZ would have as a stand-alone owner of a minority interest in a single pipeline system.

•	The timing of the Merger provides holders of WMZ Common Units the opportunity to participate in any value created from Williams Partners’ February 2010 acquisition from Williams of approximately $12 billion of assets in the Dropdown.

•	The initial public offering price of WMZ Common Units in January 2008 was $20.00. The highest closing price of the WMZ Common Units on any trading day from the date of the WMZ IPO to January 15, 2010, the last NYSE trading day prior to the announcement of Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units, was $24.50. The closing price of the WMZ Common Units on January 15, 2010 was $23.35. Based on the closing price of the Williams Partners Common Units on June 23, 2010, the Exchange Ratio represents an approximate 29% premium to the highest closing price for WMZ Common Units on any trading day from the date of the WMZ IPO and prior to the announcement of Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units, and an approximate 35% premium to the closing price of the WMZ Common Units on the last trading day prior to the announcement of Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units.

Market Prices of Williams Partners and WMZ Common Units

Williams Partners Common Units are quoted on the NYSE under the symbol “WPZ.” WMZ Common Units are quoted on the NYSE under the symbol “WMZ.”

The following table shows the closing sale prices of Williams Partners Common Units and WMZ Common Units as reported on the NYSE on January 15, 2010, the last full trading day prior to the public announcement of the Dropdown and Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units, and on June 23, 2010, the last practicable trading day prior to filing this joint proxy statement/prospectus. This table also shows the value of each WMZ Common Unit implied by the Merger consideration being offered, calculated by multiplying the relevant price of a Williams Partners Common Unit by the Exchange Ratio of 0.7584.

			Implied Value of a
	Williams Partners	WMZ	WMZ Common Unit

January 15, 2010	$30.79	$23.35	$23.35
June 23, 2010	$41.69	$31.35	$31.62

Directors and Management of Williams Partners Following the Merger (page 57)

If the Merger is successfully consummated, it is expected that the Williams Partners General Partner’s management team will continue in their current roles and manage the combined company.

The Merger Agreement (page 85)

The Merger Agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement because it is the legal document that governs the Merger. For a summary of the material terms of the Merger Agreement, please read the section entitled “The Merger Agreement” below.

Structure of the Merger

Merger Sub will merge with and into WMZ, and each Publicly Owned WMZ Common Unit will be converted into the right to receive 0.7584 of one Williams Partners Common Unit. As a result of the Merger, the separate existence of Merger Sub will cease and WMZ and its subsidiaries will become indirect wholly owned subsidiaries of Williams Partners.

When the Merger Becomes Effective

The parties to the Merger Agreement have agreed to close the Merger on the next business day after the day on which the last condition to completing the Merger is satisfied or waived or at such other time as the parties may agree. The Merger will then become effective at the time and on the date on which a certificate of merger is filed with the Delaware Secretary of State or at such later time and date on which the parties agree and specify in the certificate of merger. This time is referred to as the “effective time of the Merger.”

Effect of the Merger

At the effective time of the Merger:

•	Each outstanding Publicly Owned WMZ Common Unit will be converted into the right to receive 0.7584 of one Williams Partners Common Unit and each such Publicly Owned WMZ Common Unit will be canceled and retired and will cease to exist.

•	The outstanding WMZ Common Units and WMZ Subordinated Units owned by the WMZ General Partner will be canceled and retired and will cease to exist without consideration.

•	Each outstanding limited liability company interest in Merger Sub issued and outstanding immediately prior to the effective time of the Merger will cease to be outstanding and will be canceled. Operating Company will be admitted to WMZ as a limited partner of WMZ with a limited partner interest that constitutes 98% of the aggregate partnership interest of all partners in WMZ immediately upon the effective time of the Merger. Immediately after the effective time of the Merger, Operating Company will be the sole limited partner of WMZ and the WMZ General Partner will be the sole general partner of WMZ.

If, before the effective time of the Merger, the issued and outstanding Williams Partners Common Units or WMZ Common Units are changed into a different number of units as a result of any unit split, distribution, combination, reorganization or other similar transaction, an appropriate adjustment will be made to the Exchange Ratio.

For a description of the Williams Partners Common Units and the WMZ Common Units and a description of the comparative rights of holders of the Williams Partners Common Units and the WMZ Common Units, please read “Comparison of the Rights of Holders of Williams Partners Common Units and Holders of WMZ Common Units” and “Description of Williams Partners Common Units.”

Conditions to The Merger

The obligation of the parties to the Merger Agreement to complete the Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

•	The approval of the Merger and the Merger Agreement by holders of at least a majority of the outstanding Non-affiliated WMZ Common Units.

•	The receipt of all other governmental consents and approvals, the absence of which would, individually or in the aggregate, have a material adverse effect on Williams Partners or WMZ.

•	The continued effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part.

•	The approval for listing on the NYSE of the Williams Partners Common Units to be issued in the Merger, subject to official notice of issuance.

•	The absence of any decree, order, injunction or law that prohibits the Merger or makes the Merger unlawful.

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•	The representations and warranties of each other party set forth in the Merger Agreement being true and correct as of the closing, other than certain failures to be true and correct that would not in the aggregate result in a material adverse effect on the party making the representation or warranty, and each party having performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement in all material respects.

•	In the case of Williams Partners’ condition, the receipt of certain opinions of Andrews Kurth LLP or another nationally-recognized tax counsel with regard to the U.S. federal income tax consequences of the Merger, and in the case of WMZ’s condition, the receipt of certain opinions of Fulbright or another nationally-recognized tax counsel with regard to the U.S. federal income tax consequences of the Merger.

Non-Solicitation

WMZ and the WMZ General Partner have agreed that they and WMZ’s subsidiaries will not, and will direct and use their reasonable best efforts to cause such parties’ representatives (including the WMZ Conflicts Committee) not to, directly or indirectly, initiate or continue any discussions with any other person with respect to a takeover proposal (as defined in the Merger Agreement). Notwithstanding this agreement, at any time prior to the approval by holders of a majority of the outstanding Non-affiliated WMZ Common Units, WMZ and the WMZ General Partner may, in response to a bona fide unsolicited written takeover proposal that is made after the date of the Merger Agreement and that did not result from a breach of the non-solicitation provisions, furnish information and participate in discussions or negotiations with respect to a takeover proposal if:

•	The WMZ Conflicts Committee determines in good faith after consultation with its financial advisor and legal counsel that the takeover proposal constitutes or is reasonably likely to result in a superior proposal (as defined in the Merger Agreement), and after consultation with outside legal counsel, that the failure to do so would be reasonably likely to constitute a violation of its fiduciary duties owed to the holders of WMZ units under applicable law; and

•	WMZ and the WMZ General Partner comply with the non-solicitation provisions in the Merger Agreement.

Neither the WMZ Board nor the WMZ Conflicts Committee may withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, its recommendation of the Merger or Merger Agreement, recommend, adopt or approve, as applicable (or propose publicly to do so), any takeover proposal, or fail to reaffirm its recommendation upon request made by Williams Partners except in certain circumstances involving a determination in good faith, after consulting with outside legal counsel, that failure to change its recommendation would be reasonably likely to constitute a violation of its fiduciary duties owed to the holders of the WMZ units under applicable law. Unless the Merger Agreement is terminated as permitted under the circumstances described below, the Merger Agreement prohibits the WMZ Board and the WMZ Conflicts Committee from approving or recommending, proposing to approve or recommend, or allowing the WMZ General Partner or WMZ to execute or enter into, any letter of intent, memorandum of understanding, merger agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any takeover proposal.

Termination

The parties to the Merger Agreement can agree to terminate the Merger Agreement at any time without completing the Merger, even after approval of the Merger Agreement by holders of a majority of outstanding Non-affiliated WMZ Common Units. In addition, either party may terminate the Merger Agreement on its own without completing the Merger in a number of situations, including if:

•	the Merger has not been consummated on or before November 1, 2010 (so long as the party seeking to terminate did not prevent the Merger from occurring by failing to perform or observe its obligations under the Merger Agreement), but if the Merger has not been consummated solely because the parties have not received regulatory approvals, then the outside date will be automatically extended to December 31, 2010;

•	a governmental entity shall have issued a final and non-appealable order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, so long as the party seeking termination has complied with its obligations under the Merger Agreement to attempt to remove the prohibition;

•	the approval by holders of at least a majority of outstanding Non-affiliated WMZ Common Units has not been obtained; or

•	the other party breaches of any of its representations, warranties or agreements in the Merger Agreement or if any of the other party’s representations or warranties becomes untrue (subject to materiality, in certain cases), resulting in a condition to the Merger not being satisfied, provided that the terminating party is not likewise in breach of the Merger Agreement.

Material U.S. Federal Income Tax Consequences (page 131)

Tax matters are very complicated. The tax consequences of the Merger to each holder of Publicly Owned WMZ Common Units will depend on its own situation. The tax discussions in this joint proxy statement/prospectus focus on the U.S. federal income tax consequences generally applicable to individuals who are residents or citizens of the United States that acquired their Publicly Owned WMZ Common Units for cash and hold their Publicly Owned WMZ Common Units as capital assets, and these discussions have only limited application to other holders of Publicly Owned WMZ Common Units. Holders of Publicly Owned WMZ Common Units are urged to consult their tax advisor for a full understanding of the U.S. federal, state, local and foreign tax consequences of the Merger to them.

For U.S. federal income tax purposes, except with respect to cash received in lieu of fractional Williams Partners Common Units and as described below with respect to a net decrease in a holder’s share of nonrecourse liabilities, no income or gain is expected to be recognized by a holder of Publicly Owned WMZ Common Units as a result of the Merger.

Under Section 752 of the Code, each holder’s tax basis in its Publicly Owned WMZ Common Units includes such holder’s share of the nonrecourse liabilities of WMZ. For U.S. federal income tax purposes, nonrecourse liabilities are generally liabilities for which no partner has liability. As a result of the Merger, each holder’s share of nonrecourse liabilities will be recalculated, and each holder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such holder’s share of nonrecourse liabilities of WMZ immediately before the Merger over such holder’s share of nonrecourse liabilities of Williams Partners immediately following the Merger. If the amount of the deemed cash distribution received by such holder exceeds the holder’s basis in its Williams Partners Common Units immediately after the Merger, such holder will recognize income or gain in an amount equal to such excess. Williams Partners and WMZ do not expect any holders of Publicly Owned WMZ Common Units to recognize income or gain in this manner.

For U.S. federal income tax purposes, except under certain circumstances with respect to a net decrease in a unitholder’s share of nonrecourse liabilities, no income or gain is expected to be recognized by a Williams Partners unitholder as a result of the Merger.

For additional information, please read “Material U.S. Federal Income Tax Consequences.”

Other Information Related to the Merger

No Appraisal Rights (page 83)

Holders of WMZ Common Units do not have appraisal rights under applicable law or contractual appraisal rights under the WMZ partnership agreement or the Merger Agreement.

Regulatory Matters (page 83)

In connection with the Merger, Williams Partners intends to make all required filings under the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, as well as any required filings or applications with the NYSE. Williams Partners and WMZ are unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is applicable to the Merger.

The Merger is not reportable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and therefore no filings with respect to the Merger were required with the Federal Trade Commission (“FTC”) or the Antitrust Division of the Department of Justice (“DOJ”).

Listing of Williams Partners Common Units to be Issued in the Merger (page 84)

Williams Partners expects to obtain approval to list the Williams Partners Common Units to be issued pursuant to the Merger Agreement on the NYSE, which approval is a condition to the Merger.

Accounting Treatment (page 84)

The Merger of Merger Sub with and into WMZ will be treated as an equity transaction in accordance with generally accepted accounting principles in the United States. As such, any noncontrolling interests in consolidated subsidiaries of Williams Partners will, following the Merger, be recognized as equity of holders of Williams Partners Common Units.

Comparison of the Rights of Holders of Williams Partners Common Units and Holders of WMZ Common Units (page 99)

Both Williams Partners and WMZ are Delaware limited partnerships, so there are no differences under applicable Delaware state law in the rights of holders of Williams Partners Common Units and holders of WMZ Common Units with respect to matters on which the partnership agreements of both Williams Partners and WMZ are silent. However, Williams Partners’ organizational documents and the organizational documents of WMZ are different and, as a result, there are differences in the rights of holders of Williams Partners Common Units and WMZ Common Units. Therefore, holders of WMZ Common Units will have different rights once they become holders of Williams Partners Common Units. For more information concerning these differences, please read “Comparison of the Rights of Holders of Williams Partners Common Units and Holders of WMZ Common Units.”

Pending Litigation (page 84)

On May 25, 2010, a lawsuit was filed in Tulsa, Oklahoma against WMZ, certain of the officers and directors of the WMZ General Partner, Williams Partners and Williams. The lawsuit seeks class action status, and asserts claims of self-dealing and breach of fiduciary duty in connection with the Merger. All of the parties against whom the lawsuit was filed believe that the lawsuit is without merit and intend to defend against it vigorously. There can be no assurance that additional claims will not be made or additional lawsuits filed, the substance of which may be similar to the allegations described above or that otherwise might arise from, or in connection with, the Merger Agreement and the transactions it contemplates. For additional information, please read “The Merger — Pending Litigation.”

Risk Factors

The Merger poses a number of risks to the holders of Publicly Owned WMZ Common Units who would become holders of Williams Partners Common Units if the Merger is consummated. Some of these risks include, but are not limited to, those described below and in more detail under the headings “Risk Factors — Risks Related to the Merger” and “Risk Factors — Tax Risks Related to the Merger”:

•	The number of Williams Partners Common Units that you will receive in the Merger is based upon a fixed Exchange Ratio. As a result, the market value of the Williams Partners Common Units that you receive for your Publicly Owned WMZ Common Units in the Merger could be less than it was at the time you vote on the Merger.

•	The market price of Williams Partners Common Units is affected by factors different from those affecting the market price of the WMZ Common Units. The price of Williams Partners Common Units could decline following the Merger.

•	The Merger is subject to closing conditions that, if not satisfied or waived, will result in the Merger not being consummated even if unitholder approval for the Merger is obtained, which may cause the market price of the WMZ Common Units to decline.

•	The combined company may not fully realize the anticipated benefits of the Merger, or may not do so within the anticipated time frame.

•	Financial projections regarding Williams Partners and WMZ may not be achieved.

•	While the Merger Agreement is in effect, WMZ and Williams Partners may lose opportunities to enter into other transactions with other parties on more favorable terms.

•	Failure to complete the Merger may have negative consequences to WMZ and to the price of WMZ Common Units.

•	WMZ’s partnership agreement limits the fiduciary duties of the WMZ General Partner to unitholders and restricts the remedies available to unitholders for actions taken by the WMZ General Partner that might otherwise constitute breaches of fiduciary duty.

•	Certain directors and executive officers of the WMZ General Partner may have interests that differ in certain respects from the holders of Non-affiliated WMZ Common Units.

•	No ruling has been requested from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the Merger.

•	Holders of Publicly Owned WMZ Common Units may recognize income or gain for U.S. federal income tax purposes as a result of the Merger.

•	The Merger may further limit the ability of a Holder of Publicly Owned WMZ Common Units to utilize suspended passive activity losses.

•	The intended U.S. federal income tax consequences of the Merger are dependent upon Williams Partners being treated as a partnership for U.S. federal income tax purposes.

In addition, both Williams Partners and WMZ are subject to various risks associated with their respective businesses. In deciding whether to vote to approve the Merger Agreement and the Merger, holders of Non-affiliated WMZ Common Units should read carefully this joint proxy statement/prospectus, the documents incorporated herein by reference and the documents to which you are referred. See “Risk Factors” beginning on page 21.

SELECTED FINANCIAL INFORMATION OF WILLIAMS PARTNERS AND WMZ

The following selected financial information is provided to assist you in analyzing the financial aspects of the Merger. The selected historical financial information presented for Williams Partners as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007 was derived from the audited consolidated financial statements of Williams Partners filed with Williams Partners’ Current Report on Form 8-K on May 12, 2010 (the “May 12, 2010 8-K”), which is incorporated by reference in this joint proxy statement/prospectus. The selected historical financial information presented for Williams Partners as of March 31, 2010 and for the three months ended March 31, 2010 and 2009 was derived from the unaudited consolidated financial statements of Williams Partners included in Williams Partners’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Williams Partners First Quarter 2010 10-Q”), which is incorporated by reference in this joint proxy statement/prospectus. All other selected historical financial information presented for Williams Partners has been prepared from unaudited financial statements not incorporated by reference in this joint proxy statement/prospectus.

The selected historical financial information presented for WMZ as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007 was derived from the audited financial statements included in WMZ’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “WMZ 2009 10-K”), which is incorporated by reference in this joint proxy statement/prospectus. The selected historical financial information presented for WMZ as of March 31, 2010 and for the three months ended March 31, 2010 and 2009 was derived from the unaudited consolidated financial statements of WMZ included in WMZ’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “WMZ First Quarter 2010 10-Q”), which is incorporated by reference in this joint proxy statement/prospectus. All other selected historical financial information presented for WMZ has been prepared from unaudited financial statements not incorporated by reference in this joint proxy statement/prospectus.

The unaudited consolidated financial statements of Williams Partners and WMZ have been prepared on the same basis as their audited consolidated financial statements except as stated in the related notes thereto and, in the opinion of management, include all normal recurring adjustments considered necessary for a fair presentation of their financial condition and results of operations for such periods. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010.

You should read the financial information with respect to Williams Partners presented below in conjunction with the historical consolidated financial statements and the related notes contained in the May 12, 2010 8-K, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed with Williams Partners’ Current Report on Form 8-K on April 20, 2010 (the “April 20, 2010 8-K”) and the Williams Partners First Quarter 2010 10-Q. You should read the financial information with respect to WMZ presented below in conjunction with the historical consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the WMZ 2009 10-K and the WMZ First Quarter 2010 10-Q. See “Documents Incorporated by Reference.”

Williams Partners

The following table shows Williams Partners’ selected financial and operating data for the periods and as of the dates indicated and has been revised to reflect the consummation of the Dropdown.

	Years Ended December 31,								Three Months Ended March 31,
	2005		2006	2007		2008		2009	2009	2010
	(Millions of dollars, except per-unit amounts)

Statement of Income Data:
Revenues	$3,994		$4,711	$5,616		$5,762		$4,512	$957	$1,458
Income before cumulative effect of change in accounting principle	553		822	1,449		2,102		1,031	183	313
Net income	552		822	1,449	(1)	2,102	(1)	1,031	183	313
Net income attributable to controlling interests	552		822	1,449		2,077		1,004	176	307
Income before cumulative effect of change in accounting principle per limited partner unit:
Common unit	$0.49	(2)	$1.73	$1.99		$3.08		$2.88	$0.36	$0.61
Subordinated unit	$0.49	(2)	$1.73	$1.99		N/A		N/A	N/A	N/A
Net income per limited partner unit:
Common unit	$0.44	(2)	$1.73	$1.99		$3.08		$2.88	$0.36	$0.61
Subordinated unit	$0.44	(2)	$1.73	$1.99		N/A		N/A	N/A	N/A
Cash distributions declared per unit	$0.1484		$1.605	$2.045		$2.435		$2.540	$0.6350	$0.6575

	As of December 31,										As of March 31,
	2005		2006		2007		2008		2009		2009		2010
	(Millions of dollars)

Balance Sheet Data:
Total assets	$9,473		$10,297		$11,064		$11,676		$11,984		$11,730		$12,136
Short-term notes payable and long-term debt due within one year	8		253		75		—		15		—		9
Long-term debt	1,513	(3)	2,386	(3)	2,821	(3)	2,971	(3)	2,981	(3)	2,971	(3)	6,330
Total equity	5,991		5,472		5,867		7,389		7,627		7,514		4,349

(1)	Transco and Northwest Pipeline converted to single member limited liability companies on December 31, 2008 and October 1, 2007, respectively. Each made an election to be treated as a disregarded entity; therefore, they were no longer subject to federal or state income tax as of their respective conversion date. The provision (benefit) for income taxes included in net income for 2007 includes Northwest Pipeline’s benefit through September 30, 2007 and the 2008 provision (benefit) for income taxes included in net income includes Transco’s benefit through December 31, 2008. Subsequent to the conversion, all deferred taxes were eliminated through income and Transco and Northwest Pipeline no longer provide for federal or state income taxes.

(2)	Commencing on August 23, 2005, the date of Williams Partners’ initial public offering.

(3)	Does not reflect borrowings of $3.5 billion entered into in February 2010 related to the Dropdown.

WMZ

The following tables show (i) selected financial data of WMZ, and (ii) selected financial and operating data of Northwest Pipeline. The financial information that precedes January 24, 2008, the date of the WMZ IPO, is referred to as “Predecessor.” The historical financial information for the Predecessor reflects the ownership of a 35% investment in Northwest Pipeline using the equity method of accounting.

Williams Pipeline Partners L.P. and/or Predecessor

	Years Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(Predecessor)	(Predecessor)	(Predecessor)	(Restated)(1)
		(Restated)(1)	(Restated)(1)
	(Restated)(1)
	(Thousands of dollars, except per-unit amounts)

Income Statement Data:
Equity earnings from investment in Northwest Pipeline	$24,141	$19,062	$153,904 (2)	$54,380	$53,778	$14,318	$13,259
Net income	24,141	19,062	153,904 (2)	51,880	50,821	13,655	11,927
Basic and diluted net income per limited partner unit:
Common units				$1.45	$1.53	$0.41	$0.35
Subordinated units				$1.45	$1.53	$0.41	$0.35
Cash distributions declared per unit				$0.8492	$1.31	$0.3250	$0.3350

	As of December 31,					As of March 31,
	2005	2006	2007	2008	2009	2009	2010
	(Predecessor)	(Predecessor)	(Predecessor)	(Restated)(1)
			(Restated)(1)
	(Restated)(1)	(Restated)(1)
	(Thousands of dollars)

Balance Sheet Data:
Investment in Northwest Pipeline	$264,721	$306,660	$422,199	$435,103	$441,608	$417,525	$428,515
Total partners’ capital	264,721	306,660	422,199	441,952	449,372	424,333	450,045

Note:  Net income and distributions per partnership unit are not presented for 2005 through 2007 because Northwest Pipeline was a corporation wholly owned by Williams during those years. Distributions for 2009 and 2008 were made to Northwest Pipeline’s partners based upon each partner’s ownership interest.

Northwest Pipeline (100%)

	Years Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
			(Restated)(1)	(Restated)(1)
	(Restated)(1)	(Restated)(1)
	(Thousands of dollars)

Income Statement Data:
Operating revenues	$321,457	$324,250	$421,851	$434,854	$434,379	$111,548	$106,110
Net income	68,974	54,462	439,726 (2)	155,371	153,651	40,908	37,883
Cash distributions	50,000	—	109,770	419,342	135,000	32,000	75,280

	As of December 31,					As of March 31,
	2005	2006	2007	2008	2009	2009	2010
			(Restated)(1)	(Restated)(1)
	(Restated)(1)	(Restated)(1)
	(Thousands of dollars)

Balance Sheet Data:
Total assets	$1,661,324	$2,034,748	$2,033,596	$2,078,812	$2,081,277	$2,089,564	$2,114,520
Long-term debt, including current maturities	520,080	687,075	693,736	693,240	693,437	693,290	701,486
Total owners’ equity	728,505	846,809	1,177,098	1,210,547	1,207,150	1,194,588	1,240,498

(1)	WMZ’s and Northwest Pipeline’s financial statements have been restated as described in the WMZ 2009 10-K in Item 8. Financial Statements and Supplementary Data — Williams Pipeline Partners L.P. Notes to Consolidated Financial Statements: Note 2. Restatement and Northwest Pipeline GP Notes to Consolidated Financial Statements: Note 2. Restatement. Accordingly, Northwest’s 2005, 2006, 2007, and 2008 selected financial data has been restated to reflect the change in accounting treatment. See “Documents Incorporated by Reference.”

(2)	Through September 30, 2007, Northwest Pipeline used the liability method of accounting for income taxes which required, among other things, provisions for all temporary differences between the financial basis and the tax basis in Northwest Pipeline’s assets and liabilities and adjustments to the existing deferred tax balances for changes in tax rates. Following Northwest Pipeline’s conversion to a general partnership on October 1, 2007, Northwest Pipeline is no longer subject to income tax. On October 1, 2007, Northwest Pipeline reversed deferred income tax liabilities of approximately $311.8 million to income and $0.2 million of deferred income tax assets to other comprehensive income.

COMPARATIVE AND PRO FORMA PER UNIT DATA

The following table presents Williams Partners’ and WMZ’s historical per unit data, Williams Partners and WMZ’s combined pro forma per unit data for the year ended December 31, 2009 and for the quarter ended March 31, 2010, and equivalent pro forma per unit data for WMZ for the year ended December 31, 2009 and for the quarter ended March 31, 2010, using certain assumptions as set forth in the footnotes to the table. The data do not purport to be indicative of:

•	the results of operations or financial position which would have been achieved if the Dropdown and the Merger had been effected at the beginning of the period or as of the date indicated; or

•	the results of operations or financial position that may be achieved in the future.

	Year Ended	Three Months
	December 31,	Ended March 31,
	2009	2010

Williams Partners Historical Data:
Net income per common unit
Basic and diluted	$2.88	$0.61
Cash distributions declared per unit	$2.54	$0.635
Book value per common unit as of period end	$30.90	$31.23
WMZ Historical Data
Net income per common and subordinated unit
Basic and diluted	$1.53	$0.35
Cash distributions declared per unit	$1.31	$0.335
Book value per common and subordinated unit as of period end	$13.12	$13.14
Unaudited pro forma combined(1)
Net income per limited partner unit
Basic and diluted	$2.93	$0.90
Cash distributions declared per unit	N/A	N/A
Book value per limited partner unit as of period end	$21.09	$21.08
Equivalent basis unaudited pro forma combined(2)
Net income per limited partner unit
Basic and diluted	$2.22	$0.68
Cash distributions declared per unit	N/A	N/A
Book value per limited partner unit as of period end	$16.00	$15.99

(1)	The unaudited pro forma combined calculations reflect both the Merger and the Dropdown, both as previously described in this joint proxy statement/prospectus. The primary pro forma effect of the Merger is the elimination of noncontrolling interests in consolidated subsidiaries of Williams Partners and the recognition of the additional equity holders in Williams Partners Common Units. The primary pro forma effects of the Dropdown are as follows:

•	The addition of the entities that were contributed to Williams Partners in the Dropdown (the “Contributed Entities”) at Williams’ historical cost as the Dropdown is considered a transaction between entities under common control;

•	The receipt of $3.5 billion of proceeds from the issuance of Williams Partners’ senior unsecured notes, net of estimated purchasers’ discounts and issuance costs and the related increase in interest expense;

•	Payment of estimated fees to establish a new unsecured revolving credit facility for Williams Partners;

•	Payment of $3.5 billion of cash consideration to Williams, less estimated costs and expenses of the Dropdown; and

•	Issuance, and conversion to Williams Partners Common Units, of Williams Partners’ Class C Units to affiliates of Williams and an increase in the capital account of Williams Partners’ general partner sufficient to maintain its 2% ownership interest in Williams Partners.

(2)	Equivalent basis unaudited pro forma combined amounts have been calculated by multiplying the unaudited pro forma combined per unit amounts by the 0.7584 Exchange Ratio.

MARKET PRICE AND CASH DISTRIBUTION INFORMATION

Williams Partners Common Units and the WMZ Common Units are listed on the NYSE. The following table sets forth for the periods indicated the high and low per unit sale price of Williams Partners Common Units and the WMZ Common Units and the cash distributions per unit for each of the last two fiscal years and the current fiscal year.

	Williams Partners			WMZ
			Cash			Cash
			Distribution			Distribution
	High	Low	per Unit(1)	High	Low	per Unit(2)

2008
First Quarter(3)	$39.31	$31.24	$0.6000	$20.42	$15.89	$0.2242
Second Quarter	$37.66	$31.33	$0.6250	$18.86	$17.26	$0.3100
Third Quarter	$32.84	$22.77	$0.6350	$17.54	$13.59	$0.3150
Fourth Quarter	$26.25	$9.96	$0.6350	$16.00	$11.57	$0.3200
2009
First Quarter	$17.88	$8.54	$0.6350	$17.11	$14.20	$0.3250
Second Quarter	$19.70	$10.89	$0.6350	$20.40	$15.93	$0.3300
Third Quarter	$23.80	$17.10	$0.6350	$19.30	$17.27	$0.3350
Fourth Quarter	$32.23	$22.20	$0.6350	$23.80	$18.64	$0.3350
2010
First Quarter	$42.35	$30.01	$0.6575	$31.84	$23.35	$0.3350
Second Quarter (through June 23, 2010)	$44.15	$34.62	$(4)	$33.28	$25.66	$(4)

(1)	Represents cash distributions attributable to the quarter and declared and paid within 45 days after quarter end. Williams Partners paid cash distributions to the Williams Partners General Partner with respect to its 2% general partner interest and incentive distribution rights that totaled $2.7 million and $30.0 million for the 2009 and 2008 periods, respectively.

(2)	Represents cash distributions attributable to the quarter and declared and paid or to be paid within 45 days after quarter end. WMZ paid cash distributions to the WMZ General Partner with respect to its 2% general partner interest and incentive distribution rights that totaled $0.8 million in 2008 and $1.0 million in 2009. Subordinated units participated in all of the cash distributions for the periods indicated above.

(3)	For WMZ, represents the period from January 24, 2008, the date the WMZ IPO was completed. The first quarter distribution was prorated to cover the period of time from January 24, when the partnership’s initial public offering closed, through March 31. The prorated distribution of $0.2242 equates to a full quarter distribution of $0.30 per unit.

(4)	Cash distributions in respect of the second quarter have not yet been declared or paid.

On January 15, 2010, the last full trading day prior to the public announcement of the proposed transaction, the closing price for each WMZ Common Unit quoted on the NYSE was $23.35 and the closing price for each Williams Partners Common Unit quoted on the NYSE was $30.79. On June 23, 2010, the last practicable trading day prior to the filing date of this joint proxy statement/prospectus, the closing price for a WMZ Common Unit as reported on the NYSE was $31.35 and the closing price for a Williams Partners Common Unit as reported on the NYSE was $41.69.

The initial public offering price of WMZ Common Units in January 2008 was $20.00. The highest closing price of the WMZ Common Units on any trading day from the date of the WMZ IPO to January 15, 2010, the last NYSE trading day prior to the announcement of Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units, was $24.50. The closing price of the WMZ Common Units on January 15, 2010 was $23.35. Based on the closing price of the Williams Partners Common Units on June 23, 2010, the Exchange Ratio represents an approximate 29% premium to the highest closing price for WMZ Common Units on any trading day from the date of the WMZ IPO and prior to the announcement of Williams

Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units, and an approximate 35% premium to the closing price of the WMZ Common Units on the last trading day prior to the announcement of Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units.

For the week ended June 18, 2010, the average daily trading volume of Williams Partners Common Units was 371,829 and the average daily trading volume of WMZ Common Units was 51,899.

Holders of Non-affiliated WMZ Common Units are encouraged to obtain current market quotations for Williams Partners Common Units prior to making any decision with respect to the Merger. No assurance can be given concerning the market price for Williams Partners Common Units before or after the Merger. The market price for Williams Partners Common Units will fluctuate between the date of this joint proxy statement/prospectus and the date on which the Merger is consummated and thereafter.

Williams Partners’ partnership agreement provides that within 45 days after the end of each quarter, it will distribute its cash available for distributions, if any, to unitholders of record on the applicable record date. Williams Partners has paid quarterly distributions to unitholders and the Williams Partners General Partner after every quarter since its initial public offering on August 23, 2005. On April 22, 2010, Williams Partners announced that it was increasing its quarterly distribution from $0.6350 to $0.6575 per common unit effective with its distribution with respect to the first quarter of 2010, and Williams Partners paid a quarterly distribution of $0.6575 per unit on May 14, 2010 to unitholders of record at the close of business on May 7, 2010.

As part of the consideration for the Dropdown, Williams Partners issued 203 million Class C limited partnership units to Williams, which were identical to Williams Partners Common Units except with respect to distributions for the first quarter of 2010, for which they received a prorated quarterly distribution as they were not outstanding during the full quarterly period. These Class C units automatically converted into Williams Partners Common Units on May 10, 2010, the first business day following the record date for the first quarter 2010 cash distribution.

WMZ’s partnership agreement provides that, within 45 days after the end of each quarter, beginning with the quarter ended March 31, 2008, WMZ will distribute its cash available for distributions, if any, to unitholders of record on the applicable record date. WMZ has paid quarterly distributions to unitholders and the WMZ General Partner after every quarter since the WMZ IPO on January 24, 2008. WMZ’s last quarterly distribution of $0.3350 per unit was paid on May 14, 2010 to unitholders of record at the close of business on May 7, 2010.

Williams Partners and WMZ will coordinate the record dates of any quarterly distributions during the period from the execution of the Merger Agreement to the date that the Merger is consummated so that no holder of Publicly Owned WMZ Common Units will fail to be entitled to receive any quarterly regular distribution by WMZ unless it becomes entitled to receive a quarterly distribution from Williams Partners with respect to the same quarter.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information in this joint proxy statement/prospectus, the documents incorporated herein by reference and the documents to which you are referred before deciding how to vote. Each of these factors could adversely affect the consummation of the Merger, Williams Partners’ business, operating results and financial condition, the value of an investment in Williams Partners Common Units and WMZ’s business. This joint proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Information Regarding Forward-Looking Statements.”

Risks Related to the Merger

The number of Williams Partners Common Units that you will receive in the Merger is based upon a fixed Exchange Ratio. As a result, the market value of the Williams Partners Common Units that you receive for your Publicly Owned WMZ Common Units in the Merger could be less than it was at the time you vote on the Merger.

The Exchange Ratio is 0.7584 and it is fixed, meaning that it does not change and is not dependent upon the relative values of Williams Partners Common Units and WMZ Common Units. This means that there is no “price protection” mechanism contained in the Merger Agreement that would adjust the number of Williams Partners Common Units that holders of WMZ Common Units will receive based on any decreases in the trading price of Williams Partners Common Units. If the price of Williams Partners Common Units decreases because of changes in Williams Partners’ business, operations or prospects, market reactions to the Merger, general market and economic conditions or other factors, such as the existing or any subsequent litigation challenging the Merger or an announcement by Williams Partners that it will pursue another merger or acquisition or a debt offering, the market value of the consideration received by holders of WMZ Common Units will also decrease. For example, if the market price of Williams Partners Common Units declines in value following the announcement of the Merger, you will receive less value for your WMZ Common Units than the value calculated pursuant to the Exchange Ratio on the date the Merger was announced. In addition, there are no covenants in the Merger Agreement restricting Williams Partners from engaging in other mergers and acquisitions, sales of assets, or debt financings between signing and closing. If Williams Partners engages in any such transactions and the market price of Williams Partners Common Units declines in value as a result, you will receive less value for your WMZ Common Units than the value calculated pursuant to the Exchange Ratio on the date the Merger was announced. For historical and current market prices of Williams Partners Common Units and WMZ Common Units, please read the “Market Prices and Distribution Information” section of this joint proxy statement/prospectus.

The market price of Williams Partners Common Units is affected by factors different from those affecting the market price of the WMZ Common Units. The price of Williams Partners Common Units could decline following the Merger.

If the Merger is successfully consummated, holders of Publicly Owned WMZ Common Units will become holders of Williams Partners Common Units. Although, as of the date of this joint proxy statement/prospectus, Williams Partners owns an approximate 45.7% limited partner interest and a 2% general partner interest in WMZ (by virtue of owning 100% of the WMZ General Partner), Williams Partners also operates very substantial other businesses, which have different risks associated with them than those associated with WMZ. Accordingly, the performance of Williams Partners Common Units is likely to be different from the performance of the WMZ Common Units in the absence of the Merger. Williams Partners Common Units are subject to investment risks and they may decline in value due to Williams Partners’ business performance or extrinsic factors affecting the industry or financial markets generally. See “— Risks Inherent in Williams Partners’ Business.”

The Merger is subject to closing conditions that, if not satisfied or waived, will result in the Merger not being consummated even if unitholder approval for the Merger is obtained, which may cause the market price of the WMZ Common Units to decline.

The obligation of the parties to the Merger Agreement to complete the Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

•	The approval of the Merger and the Merger Agreement by holders of at least a majority of the outstanding Non-affiliated WMZ Common Units;

•	The receipt of all other governmental consents and approvals, the absence of which would, individually or in the aggregate, have a material adverse effect on Williams Partners or WMZ;

•	The continued effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part;

•	The approval for listing on the NYSE of the Williams Partners Common Units to be issued in the Merger, subject to official notice of issuance; and

•	The absence of any decree, order, injunction or law that prohibits the Merger or makes the Merger unlawful;

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•	The representations and warranties of each other party set forth in the Merger Agreement being true and correct as of the closing, other than certain failures to be true and correct that would not in the aggregate result in a material adverse effect on the party making the representation or warranty, and each party having performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement in all material respects; and

•	In the case of Williams Partners’ condition, the receipt of certain opinions of Andrews Kurth LLP or another nationally-recognized tax counsel with regard to the U.S. federal income tax consequences of the Merger, and in the case of WMZ’s condition, the receipt of certain opinions of Fulbright or another nationally-recognized tax counsel with regard to the U.S. federal income tax consequences of the Merger.

If these conditions are not satisfied or waived, the Merger would not occur, even though the holders of Non-affiliated WMZ Common Units may have voted in favor of the Merger, which may cause the market price of the WMZ Common Units to decline.

The combined company may not fully realize the anticipated benefits of the Merger, or may not do so within the anticipated time frame.

The Merger may result in unforeseen expenses, and the integration of WMZ’s business and operations with those of Williams Partners may not proceed smoothly, successfully or on a timely basis. In addition, expected growth opportunities for the combined company may not materialize.

Financial projections regarding Williams Partners and WMZ may not prove accurate.

In performing its financial analyses and rendering its opinion regarding the fairness, from a financial point of view, of the Exchange Ratio, the financial advisor to the WMZ Conflicts Committee reviewed and relied on, among other things, internal financial analyses and forecasts for WMZ and Williams Partners prepared by employees of Williams who normally render services to WMZ and Williams Partners. These financial projections include assumptions regarding future operating cash flows, expenditures and income of Williams Partners and WMZ. These financial projections were not prepared with a view to public disclosure, are subject to a significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all or within projected timeframes. The failure of Williams Partners’ or WMZ’s businesses to achieve projected results, including projected cash flows, could have a material adverse effect on the price of Williams

Partners Common Units, its financial position and its ability to maintain or increase its distributions following the Merger.

While the Merger Agreement is in effect, WMZ and Williams Partners may lose opportunities to enter into other transactions with other parties on more favorable terms.

While the Merger Agreement is in effect, WMZ is prohibited from entering into or soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal to acquire WMZ, or offer to enter into certain transactions such as a merger, sale of assets or other business combination, with any other person, subject to exceptions in certain circumstances involving fiduciary duties under applicable law. As a result of these provisions in the Merger Agreement, WMZ may lose opportunities to enter into more favorable transactions. These non-solicitation provisions (described in more detail in “The Merger Agreement”) could be in effect for an extended period of time if completion of the Merger is delayed.

In addition to the economic costs associated with pursuing a Merger, substantial management time and other human resources are being devoted to the proposed transaction and related matters, which could limit Williams Partners’ and WMZ’s ability to pursue other attractive business opportunities, including potential joint ventures, stand-alone projects and other transactions. If either Williams Partners or WMZ is unable to pursue such other attractive business opportunities, then its growth prospects and the long-term strategic position of its business and the combined business could be adversely affected.

Failure to complete the Merger may have negative consequences to WMZ and to the price of WMZ Common Units.

Since the announcement of the Dropdown and, in connection therewith, of the Exchange Ratio to be offered by Williams Partners for Publicly Owned WMZ Common Units, WMZ Common Units have traded on the NYSE at a range of prices that reflect the market price of Williams Partners Common Units and the announced Exchange Ratio. If the Merger is not completed, the market price of WMZ Common Units could decline to the price level at which WMZ Common Units traded prior to the announcement of the proposed acquisition by Williams Partners of WMZ Common Units. In addition, if the Merger is not completed, the market price of WMZ Common Units could decline below pre-announcement levels as the completion of the Dropdown has significantly diminished the likelihood that WMZ will be able to grow through the dropdown of additional assets from Williams into WMZ.

WMZ’s partnership agreement limits the fiduciary duties of the WMZ General Partner to unitholders and restricts the remedies available to unitholders for actions taken by the WMZ General Partner that might otherwise constitute breaches of fiduciary duty.

In light of potential conflicts of interest between Williams, Williams Partners and the WMZ General Partner, on the one hand, and WMZ and the holders of Non-affiliated WMZ Common Units, on the other hand, the WMZ Board submitted the Merger and related matters to the WMZ Conflicts Committee for review and possible approval of a majority of its members acting in good faith, which is referred to as “Special Approval” in WMZ’s partnership agreement. Under the WMZ partnership agreement:

•	any resolution or course of action by the WMZ General Partner in respect of a conflict of interest is permitted and deemed approved by all partners of WMZ, and will not constitute a breach of the WMZ partnership agreement or of any duty stated or implied by law, in equity or otherwise, if the resolution or course of actions is approved by Special Approval; and

•	it is presumed that the actions of the WMZ Conflicts Committee in connection with granting Special Approval are made in good faith, and in any proceeding brought by or on behalf of any unitholder or WMZ, the person bringing such proceeding has the burden of overcoming that presumption.

The WMZ Conflicts Committee reviewed, negotiated and evaluated the Merger Agreement and the Merger and related matters on behalf of the holders of Non-affiliated WMZ Common Units and WMZ. Among other things, the WMZ Conflicts Committee determined that the Merger Agreement and the Merger are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units, approved the Merger Agreement and the Merger (thereby giving “Special Approval” under WMZ’s partnership agreement), and recommended that the Merger Agreement and the Merger be approved by the WMZ Board and the holders of Non-affiliated WMZ Common Units. The fiduciary duties of the WMZ General Partner, the WMZ Board and the WMZ Conflicts Committee to you in connection with the Merger are substantially limited by the WMZ partnership agreement, and any proceeding by a unitholder to challenge the transaction is made meaningfully more difficult by the presumption that the WMZ Conflicts Committee acted in good faith in granting Special Approval.

Certain directors and executive officers of the WMZ General Partner may have interests that differ in certain respects from the holders of Non-affiliated WMZ Common Units.

In considering the recommendations of the WMZ Conflicts Committee and the WMZ Board to approve the Merger Agreement and the Merger, you should consider that some of the directors and executive officers of the WMZ General Partner who are not members of the WMZ Conflicts Committee may have interests that differ from, or are in addition to, their interests as holders of WMZ Common Units. You should consider these interests in voting on the Merger, which are described more fully under the caption “The Merger — Interests of Certain Persons in the Merger.”

Tax Risks Related to the Merger

You are urged to read “Material U.S. Federal Income Tax Consequences” beginning on page 131 for a more complete discussion of the expected material U.S. federal income tax consequences of the Merger.

No ruling has been requested from the Internal Revenue Service with respect to the U.S. federal income tax consequences of the Merger.

Although no income or gain is expected to be recognized by a holder of Publicly Owned WMZ Common Units as a result of the Merger (except with respect to (i) cash received in lieu of fractional Williams Partners Common Units and (ii) a net decrease in a such holder’s share of nonrecourse liabilities as discussed below), no ruling has been or will be requested from the Internal Revenue Service, or IRS, with respect to the U.S. federal income tax consequences of the Merger. Instead, Williams Partners and WMZ are relying on the opinions of their respective counsel as to the U.S. federal income tax consequences of the Merger, and counsel’s conclusions may not be sustained if challenged by the IRS.

Holders of Publicly Owned WMZ Common Units may recognize income or gain for U.S. federal income tax purposes as a result of the Merger.

Under Section 752 the Code, each holder’s tax basis in its Publicly Owned WMZ Common Units includes such holder’s share of the nonrecourse liabilities of WMZ. For U.S. federal income tax purposes, nonrecourse liabilities are generally liabilities for which no partner has liability. As a result of the Merger, each holder’s share of nonrecourse liabilities will be recalculated, and each holder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such holder’s share of nonrecourse liabilities of WMZ immediately before the Merger over such holder’s share of nonrecourse liabilities of Williams Partners immediately following the Merger. If the amount of the deemed cash distribution received by such holder exceeds the holder’s basis in its Williams Partners Common Units immediately after the Merger, such holder will recognize income or gain in an amount equal to such excess. Williams Partners and WMZ do not expect any holders of Publicly Owned WMZ Common Units to recognize income or gain in this manner. For additional information, please read “Material U.S. Federal Income Tax Consequences.”

The Merger may further limit the ability of a Holder of Publicly Owned WMZ Common Units to utilize suspended passive activity losses.

Passive loss limitations generally provide that specific taxpayers may only deduct losses from passive activities to the extent of the taxpayer’s income from passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. There is no guidance as to whether suspended passive losses of holders of Publicly Owned WMZ Common Units that are attributable to WMZ will be available to offset future passive income from Williams Partners following the Merger. Accordingly, the ability of such a holder to utilize such suspended passive losses to offset its share of Williams Partners’ passive income following the Merger may be limited.

The intended U.S. federal income tax consequences of the Merger are dependent upon Williams Partners being treated as a partnership for U.S. federal income tax purposes.

The U.S. federal income tax treatment of the exchange of Publicly Owned WMZ Common Units for Williams Partners Common Units in the Merger is dependent upon Williams Partners being treated as a partnership for U.S. federal income tax purposes. If Williams Partners were treated as a corporation for U.S. federal income tax purposes, it is likely that the Merger would be a fully taxable transaction for a holder of Publicly Owned WMZ Common Units.

Risks Inherent in an Investment in Williams Partners

Williams Partners may not realize the anticipated benefits from the Dropdown.

Williams Partners may not realize the benefits that it anticipates from the Dropdown for a number of reasons, including, but not limited to, if any of the matters identified as risks in the Risk Factors section in this joint proxy statement/prospectus or the Williams Partners’ Annual Report on Form 10-K for the year ended December 31, 2009 (the “Williams Partners 2009 10-K”) were to occur. If Williams Partners does not realize the anticipated benefits from the Dropdown for any reason, its business may be materially adversely affected.

Williams controls the Williams Partners General Partner, which has sole responsibility for conducting Williams Partners’ business and managing its operations. The Williams Partners General Partner has limited fiduciary duties to, and it and its affiliates may have conflicts of interest with, Williams Partners and Williams Partners’ unitholders, and the Williams Partners General Partner and its affiliates may favor their interests to the detriment of Williams Partners’ unitholders.

Williams owns and controls the Williams Partners General Partner and appoints all of the directors of the Williams Partners General Partner. All of the executive officers and certain directors of the Williams Partners General Partner are officers and/or directors of Williams and certain of its affiliates. Although the Williams Partners General Partner has a fiduciary duty to manage Williams Partners in a manner beneficial to Williams Partners, the directors and officers of the Williams Partners General Partner also have a fiduciary duty to manage the Williams Partners General Partner in a manner beneficial to Williams. Therefore, conflicts of interest may arise between Williams and its affiliates, including the Williams Partners General Partner, on the one hand, and Williams Partners and its unitholders, on the other hand. In resolving these conflicts, the Williams Partners General Partner may favor its own interests and the interests of its affiliates over the interests of Williams Partners’ unitholders. These conflicts include, among others, the following factors:

•	neither Williams Partners’ partnership agreement nor any other agreement requires Williams or its affiliates to pursue a business strategy that favors Williams Partners. Williams’ directors and officers have a fiduciary duty to make decisions in the best interests of the owners of Williams, which may be contrary to the best interests of Williams Partners and its unitholders;

•	all of the executive officers and certain of the directors of the Williams Partners General Partner are also officers and/or directors of Williams and certain of its affiliates, and these persons will also owe fiduciary duties to those entities;

•	the Williams Partners General Partner is allowed to take into account the interests of parties other than Williams Partners, such as Williams and its affiliates, in resolving conflicts of interest;

•	Williams owns common units representing an 82% limited partner interest in Williams Partners, and if a vote of limited partners is required in which Williams is entitled to vote, Williams will be able to vote its units in accordance with its own interests, which may be contrary to Williams Partners’ interests or your interests if you become a unitholder of Williams Partners;

•	all of the executive officers and certain of the directors of the Williams Partners General Partner will devote significant time to Williams Partners’ business and/or the business of Williams, and will be compensated by Williams for the services rendered to them;

•	the Williams Partners General Partner determines the amount and timing of Williams Partners’ cash reserves, asset purchases and sales, capital expenditures, borrowings and issuances of additional partnership securities, each of which can affect the amount of cash that is distributed to Williams Partners’ unitholders;

•	the Williams Partners General Partner determines the amount and timing of any capital expenditures and, based on the applicable facts and circumstances, and, in some instances, with the concurrence of the conflicts committee of its board of directors, whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure or investment capital expenditure, neither of which reduces operating surplus. This determination can affect the amount of cash that is distributed to Williams Partners’ unitholders and to the Williams Partners General Partner with respect to its incentive distribution rights;

•	in some instances, the Williams Partners General Partner may cause Williams Partners to borrow funds in order to permit the payment of cash distributions even if the purpose or effect of the borrowing is to make incentive distributions to itself as general partner;

•	the Williams Partners General Partner determines which costs incurred by it and its affiliates are reimbursable by Williams Partners;

•	Williams Partners’ partnership agreement does not restrict the Williams Partners General Partner from causing Williams Partners to pay it or its affiliates for any services rendered to Williams Partners or entering into additional contractual arrangements with any of these entities on Williams Partners’ behalf;

•	the Williams Partners General Partner has limited liability regarding Williams Partners’ contractual and other obligations and in some circumstances is required to be indemnified by Williams Partners;

•	pursuant to the Williams Partners’ partnership agreement, the Williams Partners General Partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the outstanding Williams Partners Common Units, but pursuant to a limited call right forbearance agreement entered into by the Williams Partners General Partner in connection with the Dropdown, the Williams Partners General Partner agreed not to exercise this right unless it and its affiliates hold more than 85% of the outstanding Williams Partners Common Units; this limited call right forbearance agreement will terminate if and when the Williams Partners General Partner and its affiliates hold less than 75% of the outstanding Williams Partners Common Units;

•	the Williams Partners General Partner controls the enforcement of obligations owed to Williams Partners by it and its affiliates; and

•	the Williams Partners General Partner decides whether to retain separate counsel, accountants or others to perform services for Williams Partners.

Williams Partners’ partnership agreement limits the Williams Partners General Partner’s fiduciary duties to the unitholders of Williams Partners and restricts the remedies available to such unitholders for actions taken by the Williams Partners General Partner that might otherwise constitute breaches of fiduciary duty.

Williams Partners’ partnership agreement contains provisions that reduce the standards to which the Williams Partners General Partner would otherwise be held by state fiduciary duty law. The limitation and definition of these duties is permitted by the Delaware law governing limited partnerships. In addition,

Williams Partners’ partnership agreement restricts the remedies available to holders of Williams Partners’ limited partner units for actions taken by the Williams Partners General Partner that might otherwise constitute breaches of fiduciary duty. For example, Williams Partners’ partnership agreement:

•	permits the Williams Partners General Partner to make a number of decisions in its individual capacity as opposed to in its capacity as the general partner of Williams Partners. This entitles the Williams Partners General Partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, Williams Partners, its affiliates or any limited partner of Williams Partners. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of Williams Partners or amendment to the Williams Partners’ partnership agreement;

•	provides that the Williams Partners General Partner will not have any liability to Williams Partners or Williams Partners’ unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of Williams Partners;

•	generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of the Williams Partners General Partner and not involving a vote of the unitholders of Williams Partners must be on terms no less favorable to Williams Partners than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to Williams Partners, as determined by the Williams Partners General Partner in good faith. In determining whether a transaction or resolution is “fair and reasonable,” the Williams Partners General Partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to Williams Partners;

•	provides that the Williams Partners General Partner, its affiliates and their respective officers and directors will not be liable for monetary damages to Williams Partners or its limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the Williams Partners General Partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal; and

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the Williams Partners General Partner or the conflicts committee of its board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or Williams Partners, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Holders of Williams Partners Common Units are bound by the provisions in the Williams Partners’ partnership agreement, including the provisions discussed above.

Affiliates of the Williams Partners General Partner, including Williams, may not be limited in their ability to compete with Williams Partners. Williams is also not obligated to offer Williams Partners the opportunity to acquire additional assets or businesses from it, which could limit Williams Partners’ commercial activities or its ability to grow. In addition, all of the executive officers and certain of the directors of the Williams Partners General Partner are also officers and/or directors of Williams, and these persons will also owe fiduciary duties to Williams.

While Williams Partners’ relationship with Williams and its affiliates is a significant attribute, it is also a source of potential conflicts. For example, Williams is in the natural gas business and is not restricted from competing with Williams Partners. Williams and its affiliates may compete with Williams Partners. Williams and its affiliates may acquire, construct or dispose of natural gas industry assets in the future, some or all of which may compete with Williams Partners’ assets, without any obligation to offer Williams Partners the opportunity to purchase or construct such assets. In addition, all of the executive officers and certain of the directors of the Williams Partners General Partner are also officers and/or directors of Williams and certain of its affiliates and will owe fiduciary duties to those entities as well as to Williams Partners’ unitholders and Williams Partners.

Holders of Williams Partners Common Units have limited voting rights and are not entitled to elect the Williams Partners General Partner or its directors, which could reduce the price at which Williams Partners Common Units will trade.

Unlike the holders of common stock in a corporation, Williams Partners’ unitholders have only limited voting rights on matters affecting Williams Partners’ business and, therefore, limited ability to influence management’s decisions regarding Williams Partners’ business. Williams Partners’ unitholders will have no right to elect the Williams Partners General Partner or its board of directors on an annual or other continuing basis. The board of directors of the Williams Partners General Partner, including the independent directors, will be chosen entirely by Williams and not by Williams Partners’ unitholders. Unlike publicly traded corporations, Williams Partners will not conduct annual meetings of its unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders. Furthermore, if the Williams Partners’ unitholders become dissatisfied with the performance of the Williams Partners General Partner, they will have little ability to remove it. As a result of these limitations, the price at which Williams Partners Common Units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Cost reimbursements due to the Williams Partners General Partner and its affiliates will reduce cash available to pay distributions to unitholders.

Williams Partners will reimburse the Williams Partners General Partner and its affiliates, including Williams, for various general and administrative services they provide for Williams Partners’ benefit, including costs for rendering administrative staff and support services to Williams Partners, and overhead allocated to Williams Partners. The Williams Partners General Partner determines the amount of these reimbursements in its sole discretion. Payments for these services will be substantial and will reduce the amount of cash available for distributions to Williams Partners’ unitholders. In addition, under Delaware partnership law, the Williams Partners General Partner has unlimited liability for Williams Partners’ obligations, such as Williams Partners’ debts and environmental liabilities, except for Williams Partners’ contractual obligations that are expressly made without recourse to the Williams Partners General Partner. To the extent the Williams Partners General Partner incurs obligations on Williams Partners’ behalf, Williams Partners is obligated to reimburse or indemnify the Williams Partners General Partner. If Williams Partners is unable or unwilling to reimburse or indemnify the Williams Partners General Partner, the Williams Partners General Partner may take actions to cause Williams Partners to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to Williams Partners’ unitholders.

Even if Williams Partners’ unitholders are dissatisfied, they have little ability to remove the Williams Partners General Partner without its consent.

Unlike the holders of common stock in a corporation, Williams Partners’ unitholders have only limited voting rights on matters affecting Williams Partners’ business and, therefore, limited ability to influence management’s decisions regarding Williams Partners’ business. Williams Partners’ unitholders will have no right to elect the Williams Partners General Partner or its board of directors on an annual or other continuing basis. The board of directors of the Williams Partners General Partner is chosen by Williams. As a result of these limitations, the price at which Williams Partners Common Units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Furthermore, if Williams Partners’ unitholders are dissatisfied with the performance of the Williams Partners General Partner, they will have little ability to remove it. The vote of the holders of at least 66 2/3% of all outstanding Williams Partners Common Units is required to remove the Williams Partners General Partner. The Williams Partners General Partner and its affiliates currently own approximately 82% of the outstanding Williams Partners Common Units and, as a result, Williams Partners’ public unitholders cannot remove the Williams Partners General Partner without its consent. If the Merger is consummated, the Williams Partners

General Partner and its affiliates will own approximately 80% of the outstanding Williams Partners Common Units and Williams Partners’ public unitholders will continue to be unable to remove the Williams Partners General Partner without its consent.

Williams Partners has a holding company structure in which Williams Partners’ subsidiaries conduct its operations and own its operating assets, which may affect Williams Partners’ ability to make payments on its debt obligations and distributions on Williams Partners Common Units.

Williams Partners has a holding company structure, and its subsidiaries conduct all of its operations and own all of its operating assets. Williams Partners has no significant assets other than the ownership interests in these subsidiaries. As a result, Williams Partners’ ability to make required payments on its debt obligations and distributions on Williams Partners Common Units depends on the performance of its subsidiaries and their ability to distribute funds to Williams Partners. The ability of Williams Partners’ subsidiaries to make distributions to Williams Partners may be restricted by, among other things, applicable state partnership and limited liability company laws and other laws and regulations. If Williams Partners is unable to obtain the funds necessary to pay the principal amount at maturity of its debt obligations, to repurchase its debt obligations upon the occurrence of a change of control or make distributions on Williams Partners Common Units, it may be required to adopt one or more alternatives, such as a refinancing of its debt obligations or borrowing funds to make distributions on Williams Partners Common Units. Williams Partners cannot assure you that it would be able to borrow funds to make distributions on Williams Partners Common Units.

Williams Partners’ allocation from Williams for costs for its defined benefit pension plans and other postretirement benefit plans are affected by factors beyond Williams Partners’ and Williams’ control.

As Williams Partners has no employees, employees of Williams and its affiliates provide services to Williams Partners. As a result, Williams Partners is allocated a portion of Williams’ costs in defined benefit pension plans covering substantially all of Williams’ or its affiliates’ employees providing services to Williams Partners, as well as a portion of the costs of other postretirement benefit plans covering certain eligible participants providing services to Williams Partners. The timing and amount of Williams Partners’ allocations under the defined benefit pension plans depend upon a number of factors Williams controls, including changes to pension plan benefits, as well as factors outside of Williams’ control, such as asset returns, interest rates and changes in pension laws. Changes to these and other factors that can significantly increase Williams Partners’ allocations could have a significant adverse effect on its financial condition and results of operations.

The control of the Williams Partners General Partner may be transferred to a third party without the consent of Williams Partners’ unitholders.

The Williams Partners General Partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of Williams Partners’ unitholders. Furthermore, Williams Partners’ partnership agreement effectively permits a change of control without the consent of Williams Partners’ unitholders.

Williams Partners may issue additional Williams Partners Common Units without the approval of Williams Partners’ unitholders, which would dilute Williams Partners’ unitholders’ ownership interests.

Williams Partners’ partnership agreement does not limit the number of additional limited partner interests that Williams Partners may issue at any time without the approval of Williams Partners’ unitholders. The issuance by Williams Partners of additional Williams Partners Common Units or other equity securities of equal or senior rank will have the following effects:

•	Williams Partners’ unitholders’ proportionate ownership interest in Williams Partners will decrease;

•	the amount of cash available to pay distributions on each Williams Partners Common Unit may decrease;

•	the ratio of taxable income to distributions may decrease;

•	the relative voting strength of each previously outstanding Williams Partners Common Unit may be diminished; and

•	the market price of Williams Partners Common Units may decline.

Williams Partners Common Units held by Williams eligible for future sale may adversely affect the price of Williams Partners Common Units.

As of March 31, 2010, Williams held 214,613,527 Williams Partners Common Units, representing an 82% limited partnership interest in Williams Partners. Williams may, from time to time, sell all or a portion of its Williams Partners Common Units. Sales of substantial amounts of its Williams Partners Common Units, or the anticipation of such sales, could lower the market price of Williams Partners Common Units and may make it more difficult for Williams Partners to sell its equity securities in the future at a time and at a price that Williams Partners deems appropriate.

The Williams Partners General Partner has a limited call right that may require unitholders to sell their Williams Partners Common Units at an undesirable time or price.

If at any time the Williams Partners General Partner and its affiliates own more than 80% of the Williams Partners Common Units, the Williams Partners General Partner will have the right, but not the obligation, to acquire all, but not less than all, of the Williams Partners Common Units held by unaffiliated persons at a price not less than their then-current market price. In connection with the closing of the Dropdown, Williams Partners entered into a limited call right forbearance agreement with the Williams Partners General Partner, pursuant to which the Williams Partners General Partner agreed not to exercise this right unless it and its affiliates hold more than 85% of the Williams Partners Common Units. The forbearance agreement will terminate when the ownership by the Williams Partners General Partner and its affiliates of the Williams Partners Common Units decreases below 75%. The Williams Partners General Partner may assign this right to any of its affiliates or to Williams Partners. As a result, non-affiliated unitholders of Williams Partners may be required to sell their Williams Partners Common Units at an undesirable time or price and may not receive any return on their investment. Such unitholders may also incur a tax liability upon a sale of their Williams Partners Common Units. The Williams Partners General Partner is not obligated to obtain a fairness opinion regarding the value of the Williams Partners Common Units to be repurchased by it upon exercise of the limited call right. There is no restriction in Williams Partners’ partnership agreement that prevents the Williams Partners General Partner from exercising its call right. If the Williams Partners General Partner exercised its limited call right, the effect would be to take Williams Partners private and, if the Williams Partners Common Units were subsequently deregistered under the Exchange Act, Williams Partners would no longer be subject to the reporting requirements of that Act.

Williams Partners’ partnership agreement restricts the voting rights of unitholders owning 20% or more of the Williams Partners Common Units.

Williams Partners’ partnership agreement restricts Williams Partners’ unitholders’ voting rights by providing that any units of Williams Partners held by a person that owns 20% or more of any class of units of Williams Partners then outstanding, other than the Williams Partners General Partner and its affiliates, their transferees, transferees of their transferees (provided that the Williams Partners General Partner has notified such secondary transferees that the voting limitation shall not apply to them) and persons who acquired such units with the prior approval of the board of directors of the Williams Partners General Partner, cannot be voted on any matter. Williams Partners’ partnership agreement also contains provisions limiting the ability of Williams Partners’ unitholders to call meetings, to acquire information about Williams Partners’ operations and to influence the manner or direction of Williams Partners’ management.

The liability of holders of Williams Partners Common Units may not be limited if a court finds that action of Williams Partners’ unitholders constitutes control of Williams Partners’ business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Williams Partners’ limited partnership is organized under Delaware law and Williams Partners conducts business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which Williams Partners does business. A holder of Williams Partners Common Units could be liable for any and all of Williams Partners’ obligations as if such holder were a general partner if a court or government agency were to determine that:

•	Williams Partners was conducting business in a state but had not complied with that particular state’s partnership statute; or

•	the right of holders of Williams Partners Common Units to act with other Williams Partners’ unitholders to remove or replace the Williams Partners General Partner, to approve some amendments to Williams Partners’ partnership agreement or to take other actions under Williams Partners’ partnership agreement constitute “control” of Williams Partners’ business.

Williams Partners’ unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, Williams Partners’ unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, Williams Partners may not make a distribution to a holder of Williams Partners Common Units if the distribution would cause its liabilities to exceed the fair value of its assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Williams did not seek a vote of its shareholders in connection with the Dropdown. If there is a determination that such a vote were required, the resulting consequences could impact Williams Partners.

Section 271 of the Delaware General Corporation Law generally requires a corporation to obtain authorization from the holders of a majority of its outstanding shares if the corporation intends to sell all or substantially all of its assets. Williams does not believe the Dropdown constituted a sale of “all or substantially all” of its assets because of, among other things, the portion of Williams’ assets involved, the significance of its assets and businesses that were not transferred and the fact that Williams retains control of all of the assets involved and over an 80% interest in the cash flows therefrom. As such, Williams did not seek a vote of its shareholders in connection with the Dropdown. There is a limited body of Delaware case law interpreting the phrase “all or substantially all,” and there is no precise established definition. Williams Partners cannot assure you that the Dropdown did not constitute a sale of “all or substantially all” of Williams’ assets and, therefore, that a shareholder vote was not required. If such a shareholder vote were determined to be required, the resulting consequences could impact Williams Partners and could include (among other consequences) shareholders of Williams asserting claims against Williams Partners, some or all of which could ultimately be successful.

Risks Inherent in Williams Partners’ Business

Williams Partners may not have sufficient cash from operations to enable it to maintain current levels of cash distributions or to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to the Williams Partners General Partner.

Williams Partners may not have sufficient available cash from operating surplus each quarter to maintain current levels of cash distributions or to pay the minimum quarterly distribution. The amount of cash Williams Partners can distribute on Williams Partners Common Units principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	the prices Williams Partners obtains for its services;

•	the prices of, level of production of, and demand for natural gas and NGLs and Williams Partners’ NGL margins;

•	the volumes of natural gas Williams Partners gathers, transports, processes and treats and the volumes of NGLs it fractionates and stores;

•	the level of Williams Partners operating costs, including payments to the Williams Partners General Partner; and

•	prevailing economic conditions.

In addition, the actual amount of cash Williams Partners will have available for distribution will depend on other factors, some of which are beyond its control, such as:

•	the level of capital expenditures Williams Partners makes;

•	the restrictions contained in Williams’ indentures, Williams Partners’ indentures and credit facility and Williams Partners’ debt service requirements;

•	the cost of acquisitions, if any;

•	fluctuations in Williams Partners’ working capital needs;

•	Williams Partners’ ability to borrow for working capital or other purposes;

•	the amount, if any, of cash reserves established by the Williams Partners General Partner; and

•	the amount of cash that the Partially Owned Entities and Williams Partners’ subsidiaries distribute to it.

Unitholders of Williams Partners should be aware that the amount of cash Williams Partners has available for distribution depends primarily on its cash flow, including cash reserves and working capital or other borrowings, and not solely on its profitability, which will be affected by non-cash items. As a result, Williams Partners may make cash distributions during periods when it records losses, and it may not make cash distributions during periods when it records net income.

Williams Partners may not be able to grow or effectively manage its growth.

A principal focus of Williams Partners’ strategy is to continue to grow by expanding its business. Williams Partners’ future growth will depend upon its ability to successfully identify, finance, acquire, integrate and operate projects and businesses. Failure to achieve any of these factors would adversely affect Williams Partners’ ability to achieve anticipated growth in the level of cash flows or realize anticipated benefits.

Williams Partners may acquire new facilities or expand its existing facilities to capture anticipated future growth in natural gas production that does not ultimately materialize. As a result, Williams Partners’ new or expanded facilities may not achieve profitability. In addition, the process of integrating newly acquired or constructed assets into Williams Partners’ operations may result in unforeseen operating difficulties, may absorb significant management attention and may require financial resources that would otherwise be available for the ongoing development and expansion of Williams Partners’ existing operations. Future acquisitions or construction projects may require substantial new capital and could result in the incurrence of indebtedness, additional liabilities and excessive costs that could have a material adverse effect on Williams Partners’ business, results of operations, financial condition and its ability to make cash distributions to its unitholders. If Williams Partners issues additional Williams Partners Common Units in connection with future acquisitions, unitholders’ interest in Williams Partners will be diluted and distributions to unitholders may be reduced. Further, any limitations on Williams Partners’ access to capital, including limitations caused by illiquidity in the capital markets, may impair its ability to complete future acquisitions and construction projects on favorable terms, if at all.

Prices for NGLs, natural gas and other commodities are volatile, and this volatility could adversely affect Williams Partners’ financial results, cash flows, access to capital and ability to maintain existing businesses.

Williams Partners’ revenues, operating results, future rate of growth and the value of certain segments of its businesses depend primarily upon the prices of NGLs, natural gas, or other commodities, and the differences between prices of these commodities. Price volatility can impact both the amount Williams Partners receives for its products and services and the volume of products and services it sells. Prices affect the amount of cash flow available for capital expenditures and Williams Partners’ ability to borrow money or raise additional capital. Any of the foregoing can also have an adverse effect on Williams Partners’ business, results of operations and financial condition and its ability to make cash distributions to its unitholders.

The markets for NGLs, natural gas and other commodities are likely to continue to be volatile. Wide fluctuations in prices might result from relatively minor changes in the supply of and demand for these commodities, market uncertainty and other factors that are beyond Williams Partners’ control, including:

•	worldwide and domestic supplies of and demand for natural gas, NGLs, petroleum, and related commodities;

•	turmoil in the Middle East and other producing regions;

•	the activities of the Organization of Petroleum Exporting Countries;

•	terrorist attacks on production or transportation assets;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of other types of fuels;

•	the availability of pipeline capacity;

•	supply disruptions, including plant outages and transportation disruptions;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	volatility in the natural gas markets;

•	the overall economic environment;

•	the credit of participants in the markets where products are bought and sold; and

•	the adoption of regulations or legislation relating to climate change.

Williams Partners might not be able to successfully manage the risks associated with selling and marketing products in the wholesale energy markets.

Williams Partners’ portfolio of derivative and other energy contracts may consist of wholesale contracts to buy and sell commodities, including contracts for natural gas, NGLs and other commodities that are settled by the delivery of the commodity or cash throughout the United States. If the values of these contracts change in a direction or manner that Williams Partners does not anticipate or cannot manage, it could negatively affect Williams Partners’ results of operations. In the past, certain marketing and trading companies have experienced severe financial problems due to price volatility in the energy commodity markets. In certain instances this volatility has caused companies to be unable to deliver energy commodities that they had guaranteed under contract. If such a delivery failure were to occur in one of Williams Partners’ contracts, Williams Partners might incur additional losses to the extent of amounts, if any, already paid to, or received from, counterparties. In addition, in Williams Partners’ businesses, Williams Partners often extends credit to its counterparties. Despite performing credit analysis prior to extending credit, Williams Partners is exposed to the risk that it might not be able to collect amounts owed to it. If the counterparty to such a transaction fails to perform and any collateral that secures the counterparty’s obligation is inadequate, Williams Partners will suffer a loss. Downturns in the economy or disruptions in the global credit markets could cause more of Williams Partners’ counterparties to fail to perform than it expects.

Any decrease in NGL prices or a change in NGL prices relative to the price of natural gas could affect Williams Partners’ processing, fractionation and storage businesses.

The relationship between natural gas prices and NGL prices affects Williams Partners’ profitability. When natural gas prices are low relative to NGL prices, it is more profitable for Williams Partners and its customers to process natural gas. When natural gas prices are high relative to NGL prices, it is less profitable to process natural gas both because of the higher value of natural gas and because of the increased cost of separating the mixed NGLs from the natural gas. Higher natural gas prices relative to NGL prices may also make it uneconomical to recover ethane, which may further negatively impact sales volumes and margins. Finally, higher natural gas prices relative to NGL prices could also reduce volumes of gas processed generally, reducing the volumes of mixed NGLs available for fractionation.

The long-term financial condition of Williams Partners’ natural gas transportation and midstream businesses is dependent on the continued availability of natural gas supplies in the supply basins that Williams Partners accesses, demand for those supplies in Williams Partners’ traditional markets, and the prices of and market demand for natural gas.

The development of the additional natural gas reserves that are essential for Williams Partners’ gas transportation and midstream businesses to thrive requires significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to its pipeline systems. Low prices for natural gas, regulatory limitations, including environmental regulations, or the lack of available capital for these projects could adversely affect the development and production of additional reserves, as well as gathering, storage, pipeline transportation and import and export of natural gas supplies, adversely impacting Williams Partners’ ability to fill the capacities of its gathering, transportation and processing facilities.

Production from existing wells and natural gas supply basins with access to Williams Partners’ pipeline systems will also naturally decline over time. The amount of natural gas reserves underlying these wells may also be less than anticipated, and the rate at which production from these reserves declines may be greater than anticipated. Additionally, the competition for natural gas supplies to serve other markets could reduce the amount of natural gas supply for Williams Partners’ customers. Accordingly, to maintain or increase the contracted capacity or the volume of natural gas transported on Williams Partners’ pipeline systems and cash flows associated with the transportation of natural gas, Williams Partners’ customers must compete with others to obtain adequate supplies of natural gas. In addition, if natural gas prices in the supply basins connected to Williams Partners’ pipeline systems are higher than prices in other natural gas producing regions, Williams Partners’ ability to compete with other transporters may be negatively impacted on a short-term basis, as well as with respect to its long-term recontracting activities. If new supplies of natural gas are not obtained to replace the natural decline in volumes from existing supply areas, if natural gas supplies are diverted to serve other markets, or if environmental regulators restrict new natural gas drilling, the overall volume of natural gas transported and stored on Williams Partners’ system would decline, which could have a material adverse effect on Williams Partners’ business, financial condition and results of operations, and its ability to make cash distributions to its unitholders. In addition, new LNG import facilities built near Williams Partners’ markets could result in less demand for its gathering and transportation facilities.

Williams Partners’ risk measurement and hedging activities might not be effective and could increase the volatility of its results.

Although Williams Partners has systems in place that use various methodologies to quantify commodity price risk associated with its businesses, these systems might not always be followed or might not always be effective. Further, such systems do not in themselves manage risk, particularly risks outside of Williams Partners’ control, and adverse changes in energy commodity market prices, volatility, adverse correlation of commodity prices, the liquidity of markets, changes in interest rates and other risks discussed in this joint proxy statement/prospectus might still adversely affect Williams Partners’ earnings, cash flows and balance sheet under applicable accounting rules, even if risks have been identified.

In an effort to manage Williams Partners’ financial exposure related to commodity price and market fluctuations, Williams Partners has entered and may in the future enter into contracts to hedge certain risks associated with its assets and operations. In these hedging activities, Williams Partners has used and may in the future use fixed-price, forward, physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets or on exchanges. Nevertheless, no single hedging arrangement can adequately address all risks present in a given contract. For example, a forward contract that would be effective in hedging commodity price volatility risks would not hedge the contract’s counterparty credit or performance risk. Therefore, unhedged risks will always continue to exist. While Williams Partners attempts to manage counterparty credit risk within guidelines established by its credit policy, it may not be able to successfully manage all credit risk and as such, future cash flows and results of operations could be impacted by counterparty default.

Williams Partners’ use of hedging arrangements through which it attempts to reduce the economic risk of its participation in commodity markets could result in increased volatility of its reported results. Changes in the fair values (gains and losses) of derivatives that qualify as hedges under generally accepted accounting principles (“GAAP”), to the extent that such hedges are not fully effective in offsetting changes to the value of the hedged commodity, as well as changes in the fair value of derivatives that do not qualify or have not been designated as hedges under GAAP, must be recorded in Williams Partners’ income. This creates the risk of volatility in earnings even if no economic impact to Williams Partners has occurred during the applicable period.

The impact of changes in market prices for NGLs and natural gas on the average prices paid or received by Williams Partners may be reduced based on the level of its hedging activities. These hedging arrangements may limit or enhance Williams Partners’ margins if the market prices for NGLs or natural gas were to change substantially from the price established by the hedges. In addition, Williams Partners’ hedging arrangements expose it to the risk of financial loss in certain circumstances, including instances in which:

•	volumes are less than expected;

•	the hedging instrument is not perfectly effective in mitigating the risk being hedged; and

•	the counterparties to Williams Partners’ hedging arrangements fail to honor their financial commitments.

Williams Partners’ industry is highly competitive, and increased competitive pressure could adversely affect Williams Partners’ business and operating results.

Williams Partners has numerous competitors in all aspects of its businesses, and additional competitors may enter its markets. Some of Williams Partners’ competitors are large oil, natural gas and petrochemical companies that have greater access to supplies of natural gas and NGLs than Williams Partners does. In addition, current or potential competitors may make strategic acquisitions or have greater financial resources than Williams Partners does, which could affect Williams Partners’ ability to make investments or acquisitions. Other companies with which Williams Partners competes may be able to respond more quickly to new laws or regulations or emerging technologies or to devote greater resources to the construction, expansion or refurbishment of their facilities than Williams Partners can. In addition, current or potential competitors may make strategic acquisitions or have greater financial resources than Williams Partners does, which could affect Williams Partners’ ability to make investments or acquisitions. There can be no assurance that Williams Partners will be able to compete successfully against current and future competitors and any failure to do so could have a material adverse effect on Williams Partners’ business, results of operations, and financial condition and its ability to make cash distributions to its unitholders.

Williams Partners is exposed to the credit risk of its customers, and its credit risk management may not be adequate to protect against such risk.

Williams Partners is subject to the risk of loss resulting from nonpayment and/or nonperformance by its customers in the ordinary course of its business. Generally, Williams Partners’ customers are rated investment grade, are otherwise considered creditworthy or are required to make prepayments or provide security to satisfy credit concerns. However, Williams Partners’ credit procedures and policies may not be adequate to fully eliminate customer credit risk. Williams Partners cannot predict to what extent its business would be impacted by deteriorating conditions in the economy, including declines in its customers’ creditworthiness. If Williams Partners fails to adequately assess the creditworthiness of existing or future customers, unanticipated deterioration in their creditworthiness and any resulting increase in nonpayment and/or nonperformance by them could cause Williams Partners to write down or write off doubtful accounts. Such write-downs or write-offs could negatively affect Williams Partners’ operating results in the periods in which they occur, and, if significant, could have a material adverse effect on Williams Partners’ business, results of operations, cash flows, and financial condition and its ability to make cash distributions to its unitholders.

The failure of counterparties to perform their contractual obligations could adversely affect Williams Partners’ operating results, financial condition and cash available to make distributions.

Despite performing credit analysis prior to extending credit, Williams Partners is exposed to the credit risk of its contractual counterparties in the ordinary course of business even though it monitors these situations and attempts to take appropriate measures to protect itself. In addition to credit risk, counterparties to Williams Partners’ commercial agreements, such as product sales, gathering, treating, storage, transportation, processing and fractionation agreements, may fail to perform their other contractual obligations. A failure of counterparties to perform their contractual obligations, including Williams, could cause Williams Partners to write down or write off doubtful accounts, which could materially adversely affect its operating results, and financial condition and its ability to make cash distributions to its unitholders.

If third-party pipelines and other facilities interconnected to Williams Partners’ pipelines and facilities become unavailable to transport natural gas and NGLs or to treat natural gas, Williams Partners’ revenues and cash available to pay distributions could be adversely affected.

Williams Partners depends upon third-party pipelines and other facilities that provide delivery options to and from its pipelines and facilities for the benefit of its customers. Because Williams Partners does not own these third-party pipelines or facilities, their continuing operation is not within its control. If these pipelines or facilities were to become temporarily or permanently unavailable for any reason, or if throughput were reduced because of testing, line repair, damage to pipelines or facilities, reduced operating pressures, lack of capacity, increased credit requirements or rates charged by such pipelines or facilities or other causes, Williams Partners and its customers would have reduced capacity to transport, store or deliver natural gas or NGL products to end use markets or to receive deliveries of mixed NGLs, thereby reducing its revenues. Further, although there are laws and regulations designed to encourage competition in wholesale market transactions, some companies may fail to provide fair and equal access to their transportation systems or may not provide sufficient transportation capacity for other market participants.

Any temporary or permanent interruption at any key pipeline interconnect or in operations on third-party pipelines or facilities that would cause a material reduction in volumes transported on Williams Partners’ pipelines or its gathering systems or processed, fractionated, treated or stored at its facilities could have a material adverse effect on its business, results of operations, and financial condition and its ability to make cash distributions to its unitholders.

Future disruptions in the global credit markets may make equity and debt markets less accessible, create a shortage in the availability of credit and lead to credit market volatility, which could disrupt Williams Partners’ financing plans and limit its ability to grow.

In 2008, public equity markets experienced significant declines, and global credit markets experienced a shortage in overall liquidity and a resulting disruption in the availability of credit. Future disruptions in the global financial marketplace, including the bankruptcy or restructuring of financial institutions, could make equity and debt markets inaccessible and adversely affect the availability of credit already arranged and the availability and cost of credit in the future. Williams Partners has availability under its Credit Facility, but its ability to borrow under that facility could be impaired if one or more of Williams Partners’ lenders fails to honor its contractual obligation to lend to Williams Partners.

As a publicly traded partnership, these developments could significantly impair Williams Partners’ ability to make acquisitions or finance growth projects. Williams Partners distributes all of its available cash to its unitholders on a quarterly basis. Williams Partners typically relies upon external financing sources, including the issuance of debt and equity securities and bank borrowings, to fund acquisitions or expansion capital expenditures. Any limitations on Williams Partners’ access to external capital, including limitations caused by illiquidity or volatility in the capital markets, may impair its ability to complete future acquisitions and construction projects on favorable terms, if at all. As a result, Williams Partners may be at a competitive disadvantage as compared to businesses that reinvest all of their available cash to expand ongoing operations, particularly under adverse economic conditions.

Adverse economic conditions could negatively affect Williams Partners’ results of operations.

A slowdown in the economy has the potential to negatively impact Williams Partners’ businesses in many ways. Included among these potential negative impacts are reduced demand and lower prices for Williams Partners’ products and services, increased difficulty in collecting amounts owed to it by its customers and a reduction in its credit ratings (either due to tighter rating standards or the negative impacts described above), which could result in reducing its access to credit markets, raising the cost of such access or requiring it to provide additional collateral to it counterparties.

Restrictions in Williams Partners’ debt agreements and its leverage may affect its future financial and operating flexibility.

Williams Partners’ total outstanding long-term debt as of March 31, 2010, was $6.3 billion, which includes Williams Partners’ outstanding senior unsecured notes and Williams Partners’ initial borrowings under the Credit Facility.

Williams Partners’ debt service obligations and restrictive covenants in its Credit Facility and the indentures governing its senior unsecured notes could have important consequences. For example, they could:

•	make it more difficult for Williams Partners to satisfy its obligations with respect to its senior unsecured notes and its other indebtedness, which could in turn result in an event of default on such other indebtedness or its outstanding notes;

•	impair Williams Partners’ ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general partnership purposes or other purposes;

•	adversely affect Williams Partners’ ability to pay cash distributions to unitholders;

•	diminish Williams Partners’ ability to withstand a continued or future downturn in its business or the economy generally;

•	require Williams Partners to dedicate a substantial portion of its cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	limit Williams Partners’ flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•	place Williams Partners at a competitive disadvantage compared to its competitors that have proportionately less debt.

Williams Partners’ ability to repay, extend or refinance its existing debt obligations and to obtain future credit will depend primarily on its operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond its control. Williams Partners’ ability to refinance existing debt obligations or obtain future credit will also depend upon the current conditions in the credit markets and the availability of credit generally. If Williams Partners is unable to meet its debt service obligations, it could be forced to restructure or refinance its indebtedness, seek additional equity capital or sell assets. Williams Partners may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Williams Partners is not prohibited under its indentures from incurring additional indebtedness. Williams Partners’ incurrence of significant additional indebtedness would exacerbate the negative consequences mentioned above, and could adversely affect its ability to repay its senior notes.

Williams Partners’ debt agreements and Williams’ public indentures contain financial and operating restrictions that may limit Williams Partners’ access to credit and affect its ability to operate its business. In addition, Williams Partners’ ability to obtain credit in the future will be affected by Williams’ credit ratings.

Williams Partners’ public indentures contain various covenants that, among other things, limit its ability to grant certain liens to support indebtedness, merge, or sell substantially all of its assets. In addition, Williams Partners’ Credit Facility contains certain financial covenants and restrictions on its ability and its subsidiaries’ ability to incur indebtedness, to consolidate or allow any material change in the nature of its business, enter into certain affiliate transactions and make certain distributions during an event of default. These covenants could adversely affect Williams Partners’ ability to finance its future operations or capital needs or engage in, expand or pursue its business activities and prevent it from engaging in certain transactions that might otherwise be considered beneficial to it. Williams Partners’ ability to comply with these covenants may be affected by events beyond its control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Williams Partners’ current assumptions about future economic conditions turn out to be incorrect or unexpected events occur, its ability to comply with these covenants may be significantly impaired.

Williams’ public indentures contain covenants that restrict Williams’ and Williams Partners’ ability to incur liens to support indebtedness. These covenants could adversely affect Williams Partners’ ability to finance its future operations or capital needs or engage in, expand or pursue its business activities and prevent it from engaging in certain transactions that might otherwise be considered beneficial to it. Williams’ ability to comply with the covenants contained in its debt instruments may be affected by events beyond Williams Partners’ and Williams’ control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Williams’ ability to comply with these covenants may be negatively impacted.

Williams Partners’ failure to comply with the covenants in its debt agreements could result in events of default. Upon the occurrence of such an event of default, the lenders could elect to declare all amounts outstanding under a particular facility to be immediately due and payable and terminate all commitments, if any, to extend further credit. Certain payment defaults or an acceleration under Williams Partners’ public indentures or other material indebtedness could cause a cross-default or cross-acceleration of its Credit Facility. Such a cross-default or cross-acceleration could have a wider impact on Williams Partners’ liquidity than might otherwise arise from a default or acceleration of a single debt instrument. If an event of default occurs, or if Williams Partners’ Credit Facility cross-defaults, and the lenders under the affected debt agreements accelerate the maturity of any loans or other debt outstanding to it, Williams Partners may not have sufficient liquidity to repay amounts outstanding under such debt agreements. For more information regarding Williams Partners’ debt agreements, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Management’s Discussion and Analysis of Financial Condition and Liquidity” in Exhibit 99.1 to Williams Partners’ April 20, 2010 8-K.

Substantially all of Williams’ operations are conducted through its subsidiaries. Williams’ cash flows are substantially derived from loans, dividends and distributions paid to it by its subsidiaries. Williams’ cash flows are typically utilized to service debt and pay dividends on the common stock of Williams, with the balance, if any, reinvested in its subsidiaries as loans or contributions to capital. Due to Williams Partners’ relationship with Williams, Williams Partners’ ability to obtain credit will be affected by Williams’ credit ratings. If Williams were to experience a deterioration in its credit standing or financial condition, Williams Partners’ access to credit and its ratings could be adversely affected. Any future downgrading of a Williams’ credit rating would likely also result in a downgrading of Williams Partners’ credit rating. A downgrading of a Williams’ credit rating could limit Williams Partners’ ability to obtain financing in the future upon favorable terms, if at all.

Williams Partners’ subsidiaries are not prohibited from incurring indebtedness by their organizational documents, which may affect Williams Partners’ ability to make distributions to unitholders.

Williams Partners’ subsidiaries are not prohibited by the terms of their respective organizational documents from incurring indebtedness. If they were to incur significant amounts of indebtedness, such occurrence may inhibit their ability to make distributions to Williams Partners. An inability by Williams Partners’ subsidiaries to make distributions to Williams Partners would materially and adversely affect its ability to make distributions to unitholders because Williams Partners expects distributions it receives from its subsidiaries to represent a significant portion of the cash available to make cash distributions to unitholders.

A downgrade of Williams Partners’ credit rating could impact its liquidity, access to capital and its costs of doing business, and maintaining credit ratings is under the control of independent third parties.

A downgrade of Williams Partners’ credit rating might increase its cost of borrowing and could require it to post collateral with third parties, negatively impacting its available liquidity. Williams Partners’ ability to access capital markets could also be limited by a downgrade of its credit rating and other disruptions. Such disruptions could include:

•	economic downturns;

•	deteriorating capital market conditions;

•	declining market prices for natural gas, NGLs and other commodities;

•	terrorist attacks or threatened attacks on Williams Partners’ facilities or those of other energy companies; and

•	the overall health of the energy industry, including the bankruptcy or insolvency of other companies.

Credit rating agencies perform independent analysis when assigning credit ratings. The analysis includes a number of criteria including, but not limited to, business composition, market and operational risks, as well as various financial tests. Credit rating agencies continue to review the criteria for industry sectors and various debt ratings and may make changes to those criteria from time to time. Williams Partners’ current credit ratings after the Dropdown from Moody’s is Baa3, from S&P is BBB-, and from Fitch is BBB-. Credit ratings are not recommendations to buy, sell or hold investments in the rated entity. Ratings are subject to revision or withdrawal at any time by the ratings agencies and no assurance can be given that Williams Partners will maintain its current credit ratings.

Williams Partners is subject to risks associated with climate change.

There is a growing belief that emissions of greenhouse gases may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of greenhouse gases have the potential to affect Williams Partners’ business in many ways, including negatively impacting the costs it incurs in providing its products and services, the demand for and consumption of its products and services (due to change in both costs and weather patterns), and the economic health of the regions in which it operates, all of which can create financial risks. For further information regarding risks to Williams Partners’ business arising from climate change related legislation, please read the discussion below under “Williams Partners’ operations are subject to governmental laws and regulations relating to the protection of the environment, which may expose it to significant costs and liabilities and could exceed current expectations.”

Williams Partners’ assets and operations can be affected by weather and other natural phenomena.

Williams Partners’ assets and operations can be adversely affected by hurricanes, floods, earthquakes, tornadoes and other natural phenomena and weather conditions, including extreme temperatures, making it more difficult for Williams Partners to realize the historic rates of return associated with these assets and operations. Insurance may be inadequate, and in some instances, Williams Partners has been unable to obtain insurance on commercially reasonable terms or insurance has not been available at all. A significant disruption in operations or a significant liability for which Williams Partners was not fully insured could have a material adverse effect on its business, results of operations and financial condition and its ability to make cash distributions to its unitholders.

Williams Partners’ customers’ energy needs vary with weather conditions. To the extent weather conditions are affected by climate change or demand is impacted by regulations associated with climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of the changes, leading either to increased investment or decreased revenues.

Williams Partners depends on certain key customers and producers for a significant portion of its revenues and supply of natural gas and NGLs. If Williams Partners lost any of these key customers or producers or contracted volumes, its revenues and cash available to pay distributions could decline.

Williams Partners relies on a limited number of customers for a significant portion of its revenues. Although some of these customers are subject to long-term contracts, Williams Partners may be unable to negotiate extensions or replacements of these contracts on favorable terms, if at all. The loss of all, or even a portion of, the revenues from natural gas, NGLs or contracted volumes, as applicable, supplied by these customers, as a result of competition, creditworthiness, inability to negotiate extensions or replacements of contracts or otherwise, could have a material adverse effect on Williams Partners’ business, results of operations, financial condition and its ability to make cash distributions to its unitholders, unless it is able to acquire comparable volumes from other sources.

Williams Partners does not own all of the interests in Partially Owned Entities, which could adversely affect its ability to operate and control these assets in a manner beneficial to it.

Because Williams Partners does not control the Partially Owned Entities except Northwest Pipeline, it may have limited flexibility to control the operation of or cash distributions received from these assets. Any future disagreements with the other co-owners of these assets could adversely affect Williams Partners’ ability to respond to changing economic or industry conditions, which could have a material adverse effect on its business, results of operations, financial condition and ability to make cash distributions to its unitholders.

The Partially Owned Entities may reduce their cash distributions to Williams Partners in some situations.

The Partially Owned Entities’ organizational documents require distribution of their available cash to their members on a quarterly basis. In each case, available cash is reduced, in part, by reserves appropriate for operating their respective businesses.

Significant prolonged changes in natural gas prices could affect supply and demand, cause a reduction in or termination of the long-term transportation and storage contracts or throughput on the Pipeline Entities’ systems, and adversely affect Williams Partners’ cash available to make distributions.

Higher natural gas prices over the long term could result in a decline in the demand for natural gas and, therefore, in the Pipeline Entities’ long-term transportation and storage contracts or throughput on their respective systems. Also, lower natural gas prices over the long term could result in a decline in the production of natural gas resulting in reduced contracts or throughput on their systems. As a result, significant prolonged changes in natural gas prices could have a material adverse effect on the Pipeline Entities’ business, financial condition, results of operations and cash flows, and on Williams Partners’ ability to make cash distributions to its unitholders.

The Pipeline Entities’ natural gas sales, transportation and storage operations are subject to regulation by FERC, which could have an adverse impact on their ability to establish transportation and storage rates that would allow them to recover the full cost of operating their respective pipelines, including a reasonable rate of return.

The Pipeline Entities’ natural gas sales, transmission and storage operations are subject to federal, state and local regulatory authorities. Specifically, their interstate pipeline transportation and storage service is subject to regulation by FERC. The federal regulation extends to such matters as:

•	transportation and sale for resale of natural gas in interstate commerce;

•	rates, operating terms and conditions of service, including initiation and discontinuation of service;

•	the types of services the Pipeline Entities may offer to their customers;

•	certification and construction of new facilities;

•	acquisition, extension, disposition or abandonment of facilities;

•	accounts and records;

•	depreciation and amortization policies;

•	relationships with affiliated companies who are involved in marketing functions of the natural gas business; and

•	market manipulation in connection with interstate sales, purchases or transportation of natural gas.

Under the Natural Gas Act (“NGA”), FERC has authority to regulate providers of natural gas pipeline transportation and storage services in interstate commerce, and such providers may only charge rates that have been determined to be just and reasonable by FERC. In addition, FERC prohibits providers from unduly preferring or unreasonably discriminating against any person with respect to pipeline rates or terms and conditions of service.

Regulatory actions in these areas can affect Williams Partners’ business in many ways, including decreasing tariff rates and revenues, decreasing volumes in its pipelines, increasing its costs and otherwise altering the profitability of its pipeline business.

The FERC Standards of Conduct govern the relationship between natural gas transmission providers and their marketing function employees as defined by the rule. The standards of conduct are intended to prevent natural gas transmission providers from preferentially benefiting gas marketing functions by requiring the employees of a transmission provider that perform transmission functions to function independently from marketing function employees and by restricting the information that transmission providers may provide to gas marketing employees. The inefficiencies created by the restrictions on the sharing of employees and information may increase Williams Partners’ costs, and the restriction on the sharing of information may have an adverse impact on its senior management’s ability to effectively obtain important information about its business.

Unlike other pipelines that own facilities in the offshore Gulf of Mexico, Transco charges its transportation customers a separate fee to access its offshore facilities. The separate charge that it assesses, referred to as an “IT feeder” charge, is charged only when the facilities are used and typically is paid by producers or marketers. This means that Transco recovers the costs included in the IT feeder charge only if its facilities are used, and because it is typically paid by producers and marketers, it generally results in netback prices to producers that are slightly lower than the netbacks realized by producers transporting on other interstate pipelines. Longer term, this rate design disparity could result in producers bypassing Transco’s offshore facilities in favor of alternative transportation facilities. Transco has asked FERC to allow it to eliminate the IT feeder charge and charge for transportation on its offshore facilities in the same manner as other pipelines. Transco’s requests have been denied.

The rates, terms and conditions for the Pipeline Entities’ interstate pipeline services are set forth in their respective FERC-approved tariffs. Any successful complaint or protest against the Pipeline Entities’ rates could have an adverse impact on their revenues associated with providing transportation services. In addition, there is a risk that rates set by FERC in future rate cases filed by the Pipeline Entities will be inadequate to recover increases in operating costs or to sustain an adequate return on capital investments. There is also the risk that higher rates would cause their customers to look for alternative ways to transport natural gas.

The Pipeline Entities could be subject to penalties and fines if they fail to comply with FERC regulations.

The Pipeline Entities’ transportation and storage operations are regulated by FERC. Should the Pipeline Entities fail to comply with all applicable FERC administered statutes, rules, regulations and orders, they could be subject to substantial penalties and fines. Under the Energy Policy Act of 2005, FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1,000,000 per day for each violation. Any material penalties or fines imposed by FERC could have a material adverse impact on the Pipeline Entities’ business, financial condition, results of operations and cash flows, and on Williams Partners’ ability to make cash distributions to its unitholders.

The outcome of certain FERC proceedings involving FERC policy statements is uncertain and could affect the level of return on equity that the Pipeline Entities may be able to achieve in any future rate proceeding.

In an effort to provide some guidance and to obtain further public comment on FERC’s policies concerning return on equity determinations, on July 19, 2007, FERC issued its Proposed Proxy Policy Statement, “Composition of Proxy Groups for Determining Gas and Oil Pipeline Return on Equity.” In the Proposed Proxy Policy Statement, FERC proposes to permit inclusion of publicly traded partnerships in the proxy group analysis relating to return on equity determinations in rate proceedings, provided that the analysis be limited to actual publicly traded partnership distributions capped at the level of the pipeline’s earnings.

After receiving public comment on the proposed policy statement, on April 17, 2008, FERC issued a final policy statement rejecting the concept of capping distributions in favor of an adjustment to the long-term growth rate used to calculate the equity cost of capital for publicly traded partnerships which are included in the proxy group.

On January 19, 2009, FERC applied the policy statement to a pipeline rate case and determined that the pipeline’s return on equity should be 11.55%. It is difficult to know how instructive this case is for purposes of anticipating rates of return in future rate cases, because FERC determined the composition of the proxy group using data from 2004 when the case was filed.

The effect of the application of FERC’s policy to the Pipeline Entities’ future rate proceedings is not certain, and Williams Partners cannot ensure that such application would not adversely affect its ability to achieve a reasonable level of return on equity.

The outcome of future rate cases to set the rates the Pipeline Entities can charge customers on their respective pipelines might result in rates that lower their return on the capital invested in those pipelines.

There is a risk that rates set by FERC in the Pipeline Entities’ future rate cases will be inadequate to recover increases in operating costs or to sustain an adequate return on capital investments. There is also the risk that higher rates will cause their customers to look for alternative ways to transport their natural gas.

The outcome of future rate cases will determine the amount of income taxes the Pipeline Entities will be allowed to recover.

In May 2005, FERC issued a statement of general policy permitting a pipeline to include in its cost-of-service computations an income tax allowance provided that an entity or individual has an actual or potential income tax liability on income from the pipeline’s public utility assets. The extent to which owners of pipelines have such actual or potential income tax liability will be reviewed by FERC on a case-by-case basis in rate cases where the amounts of the allowances will be established.

Legal and regulatory proceedings and investigations relating to the energy industry and capital markets have adversely affected the Pipeline Entities’ businesses and may continue to do so.

Public and regulatory scrutiny of the energy industry and of the capital markets has resulted in increased regulation being either proposed or implemented. Such scrutiny has also resulted in various inquiries, investigations and court proceedings in which the Pipeline Entities’ or their affiliates are named as defendants. Both the shippers on the Pipeline Entities’ pipelines and regulators have rights to challenge the rates they charge under certain circumstances. Any successful challenge could materially affect the Pipeline Entities’ results of operations.

Certain inquiries, investigations and court proceedings are ongoing. Adverse effects may continue as a result of the uncertainty of these ongoing inquiries and proceedings, or additional inquiries and proceedings by federal or state regulatory agencies or private plaintiffs. In addition, Williams Partners cannot predict the outcome of any of these inquiries or whether these inquiries will lead to additional legal proceedings against the Pipeline Entities, civil or criminal fines or penalties, or other regulatory action, including legislation, which might be materially adverse to the operation of the Pipeline Entities’ businesses and Williams Partners’ revenues and net income or increase their operating costs in other ways. Current legal proceedings or other matters against Williams Partners including environmental matters, suits, regulatory appeals and similar matters might result in adverse decisions against the Pipeline Entities. The result of such adverse decisions, either individually or in the aggregate, could be material and may not be covered fully or at all by insurance.

Increased competition from alternative natural gas transportation and storage options and alternative fuel sources could have a significant financial impact on Williams Partners.

Williams Partners’ competes primarily with other interstate pipelines and storage facilities in the transportation and storage of natural gas. Some of Williams Partners’ competitors may have greater financial resources and access to greater supplies of natural gas than Williams Partners does. Some of these competitors may expand or construct transportation and storage systems that would create additional competition for natural gas supplies or the services Williams Partners provides to its customers. Moreover, Williams and its other affiliates may not be limited in their ability to compete with Williams Partners. Further, natural gas also competes with other forms of energy available to Williams Partners’ customers, including electricity, coal, fuel oils and other alternative energy sources.

The principal elements of competition among natural gas transportation and storage assets are rates, terms of service, access to natural gas supplies, flexibility and reliability. FERC’s policies promoting competition in natural gas markets are having the effect of increasing the natural gas transportation and storage options for Williams Partners’ traditional customer base. As a result, Williams Partners could experience some “turnback” of firm capacity as the primary terms of existing agreements expire. If Williams Partners is unable to remarket this capacity or can remarket it only at substantially discounted rates compared to previous contracts, Williams Partners or its remaining customers may have to bear the costs associated with the turned back capacity.

Increased competition could reduce the amount of transportation or storage capacity contracted on Williams Partners’ system or, in cases where Williams Partners does not have long-term fixed rate contracts, could force it to lower its transportation or storage rates. Competition could intensify the negative impact of factors that significantly decrease demand for natural gas or increase the price of natural gas in the markets served by Williams Partners’ pipeline system, such as competing or alternative forms of energy, a regional or national recession or other adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the price of natural gas or limit the use of natural gas. Williams Partners’ ability to renew or replace existing contracts at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of its competitors. All of these competitive pressures could have a material adverse effect on Williams Partners’ business, financial condition, results of operations and cash flows and its ability to make cash distributions to its unitholders.

Williams Partners may not be able to maintain or replace expiring natural gas transportation and storage contracts at favorable rates or on a long-term basis.

The Pipeline Entities’ primary exposure to market risk occurs at the time the terms of existing transportation and storage contracts expire and are subject to termination. Although none of Williams Partners’ material contracts are terminable in 2010, upon expiration of the terms Williams Partners may not be able to extend contracts with existing customers to obtain replacement contracts at favorable rates or on a long-term basis.

The extension or replacement of existing contracts depends on a number of factors beyond Williams Partners’ control, including:

•	the level of existing and new competition to deliver natural gas to Williams Partners’ markets;

•	the growth in demand for natural gas in Williams Partners’ markets;

•	whether the market will continue to support long-term firm contracts;

•	whether Williams Partners’ business strategy continues to be successful;

•	the level of competition for natural gas supplies in the production basins serving Williams Partners; and

•	the effects of state regulation on customer contracting practices.

Any failure to extend or replace a significant portion of Williams Partners’ existing contracts may have a material adverse effect on its business, financial condition, results of operations and cash flows and its ability to make cash distributions to its unitholders.

Competitive pressures could lead to decreases in the volume of natural gas contracted or transported through the Pipeline Entities’ pipeline systems.

Although most of the Pipeline Entities’ pipeline systems’ current capacity is fully contracted, FERC has taken certain actions to strengthen market forces in the natural gas pipeline industry that have led to increased competition throughout the industry. In a number of key markets, interstate pipelines are now facing competitive pressure from other major pipeline systems, enabling local distribution companies and end users to choose a transmission provider based on considerations other than location. Other entities could construct new pipelines or expand existing pipelines that could potentially serve the same markets as Williams Partners’ pipeline system. Any such new pipelines could offer transportation services that are more desirable to shippers because of locations, facilities, or other factors. These new pipelines could charge rates or provide service to locations that would result in greater net profit for shippers and producers and thereby force Williams Partners to lower the rates charged for service on its pipeline in order to extend its existing transportation service agreements or to attract new customers. Williams Partners is aware of proposals by competitors to expand pipeline capacity in certain markets it also serves which, if the proposed projects proceed, could increase the competitive pressure upon it. There can be no assurance that Williams Partners will be able to compete successfully against current and future competitors and any failure to do so could have a material adverse effect on its business, results of operations, and its ability to make cash distributions to its unitholders.

Decreases in demand for natural gas could adversely affect Williams Partners’ business.

Demand for Williams Partners’ transportation services depends on the ability and willingness of shippers with access to Williams Partners’ facilities to satisfy their demand by deliveries through its system. Any decrease in this demand could adversely affect Williams Partners’ business. Demand for natural gas is also affected by weather, future industrial and economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation, or technological advances in fuel economy and energy generation devices, all of which are matters beyond Williams Partners’ control. Additionally, in some cases, new LNG import facilities built near Williams Partners’ markets could result in less demand for its gathering and transmission facilities.

The failure of new sources of natural gas production or LNG import terminals to be successfully developed in North America could increase natural gas prices and reduce the demand for Williams Partners’ services.

New sources of natural gas production in the United States and Canada, particularly in areas of shale development, are expected to become an increasingly significant component of future U.S. natural gas supply in North America. Additionally, increases in LNG supplies are expected to be imported through new LNG import terminals, particularly in the Gulf Coast region. If these additional sources of supply are not developed, natural gas prices could increase and cause consumers of natural gas to turn to alternative energy sources, which could have a material adverse effect on Williams Partners’ business, financial condition, results of operations and cash flows and its ability to make cash distributions to its unitholders.

Certain of the Pipeline Entities’ services are subject to long-term, fixed-price contracts that are not subject to adjustment, even if Williams Partners cost to perform such services exceeds the revenues received from such contracts.

The Pipeline Entities provide some services pursuant to long-term, fixed price contracts. It is possible that costs to perform services under such contracts will exceed the revenues they collect for their services. Although most of the services are priced at cost-based rates that are subject to adjustment in rate cases, under FERC policy, a regulated service provider and a customer may mutually agree to sign a contract for service at a “negotiated rate” that may be above or below the FERC-regulated, cost-based rate for that service. These “negotiated rate” contracts are not generally subject to adjustment for increased costs that could be produced by inflation or other factors relating to the specific facilities being used to perform the services.

Williams Partners’ operations are subject to operational hazards and unforeseen interruptions for which they may not be adequately insured.

There are operational risks associated with the gathering, transporting, storage, processing and treating of natural gas and the fractionation and storage of NGLs, including:

•	hurricanes, tornadoes, floods, fires, extreme weather conditions and other natural disasters;

•	aging infrastructure and mechanical problems;

•	damages to pipelines and pipeline blockages;

•	uncontrolled releases of natural gas (including sour gas), NGLs, brine or industrial chemicals;

•	collapse of NGL storage caverns;

•	operator error;

•	damage inadvertently caused by third party activity, such as operation of construction equipment;

•	pollution and other environmental risks;

•	fires, explosions, craterings and blowouts;

•	risks related to truck and rail loading and unloading;

•	risks related to operating in a marine environment; and

•	terrorist attacks or threatened attacks on Williams Partners’ facilities or those of other energy companies.

Any of these risks could result in loss of human life, personal injuries, significant damage to property, environmental pollution, impairment of Williams Partners’ operations and substantial losses to it. In accordance with customary industry practice, Williams Partners maintains insurance against some, but not all, of these risks and losses, and only at levels it believes to be appropriate. The location of certain segments of Williams Partners’ facilities in or near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. In spite of Williams Partners’ precautions, an event such as those described above could cause considerable harm to people or property, and could have a material adverse effect on Williams Partners’ financial condition and results of operations, particularly if the event is not fully covered by insurance. Accidents or other operating risks could further result in loss of service available to Williams Partners’ customers.

Some portions of Williams Partners’ current pipeline infrastructure and other assets have been in use for many decades, which may adversely affect its business.

Some portions of Williams Partners’ assets, including its pipeline infrastructure, have been in use for many decades. The current age and condition of Williams Partners’ assets could result in a material adverse impact on its business, financial condition and results of operations if the costs of maintaining its facilities exceed current expectations.

Williams Partners’ operations are subject to governmental laws and regulations relating to the protection of the environment, which may expose it to significant costs and liabilities and could exceed current expectations.

The risk of substantial environmental costs and liabilities is inherent in natural gas gathering, transportation, storage, processing and treating, and in the fractionation and storage of NGLs, and Williams Partners may incur substantial environmental costs and liabilities in the performance of these types of operations. Williams Partners’ operations are subject to extensive federal, state and local environmental laws and regulations governing environmental protection, the discharge of materials into the environment and the security of chemical and industrial facilities. These laws include:

•	Clean Air Act (“CAA”) and analogous state laws, which impose obligations related to air emissions;

•	Clean Water Act (“CWA”) and analogous state laws, which regulate discharge of wastewaters from Williams Partners’ facilities to state and federal waters;

•	Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and analogous state laws, which regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by Williams Partners or locations to which it has sent wastes for disposal; and

•	Resource Conservation and Recovery Act (“RCRA”) and analogous state laws, which impose requirements for the handling and discharge of solid and hazardous waste from Williams Partners’ facilities.

Various governmental authorities, including the U.S. Environmental Protection Agency (“EPA”) and analogous state agencies and the U.S. Department of Homeland Security, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations, and permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, the imposition of stricter conditions on or revocation of permits, and the issuance of injunctions limiting or preventing some or all of Williams Partners’ operations.

There is inherent risk of the incurrence of environmental costs and liabilities in Williams Partners’ business, some of which may be material, due to its handling of the products it gathers, transports, processes, fractionates and stores, air emissions related to its operations, historical industry operations, waste disposal practices, and the prior use of flow meters containing mercury. Joint and several, strict liability may be incurred without regard to fault under certain environmental laws and regulations, including CERCLA, RCRA, and analogous state laws, for the remediation of contaminated areas and in connection with spills or releases of natural gas and wastes on, under, or from Williams Partners’ properties and facilities. Private parties, including the owners of properties through which Williams Partners’ pipeline and gathering systems pass and facilities where its wastes are taken for reclamation or disposal, may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage arising from its operations. Some sites Williams Partners operates are located near current or former third-party hydrocarbon storage and processing operations, and there is a risk that contamination has migrated from those sites to Williams Partners’ sites. In addition, increasingly strict laws, regulations and enforcement policies could materially increase Williams Partners’ compliance costs and the cost of any remediation that may become necessary. Williams Partners’ insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against it.

Williams Partners’ business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. Also, Williams Partners might not be able to obtain or maintain from time to time all required environmental regulatory approvals for its operations. If there is a delay in obtaining any required environmental regulatory approvals, or if Williams Partners fails to obtain and comply with them, the operation of its facilities could be prevented or become subject to additional costs, resulting in potentially material adverse consequences to its business, financial condition, results of operations and cash flows.

Williams Partners makes assumptions and develops expectations about possible expenditures related to environmental conditions based on current laws and regulations and current interpretations of those laws and regulations. If the interpretation of laws or regulations, or the laws and regulations themselves, change, Williams Partners’ assumptions may change, and any new capital costs incurred to comply with such changes may not be recoverable under its regulatory rate structure or its customer contracts. In addition, new environmental laws and regulations might adversely affect Williams Partners’ products and activities, including processing, fractionation, storage and transportation, as well as waste management and air emissions. For instance, federal and state agencies could impose additional safety requirements, any of which could affect Williams Partners’ profitability. In addition, recent scientific studies have suggested that emissions of certain gases, commonly referred to as greenhouse gases (“GHGs”), may be contributing to warming of the earth’s atmosphere, and various governmental bodies have considered legislative and regulatory responses in this area.

Legislative and regulatory responses related to GHGs and climate change creates the potential for financial risk. The U.S. Congress and certain states have for some time been considering various forms of legislation related to GHG emissions. There have also been international efforts seeking legally binding reductions in emissions of GHGs. In addition, increased public awareness and concern may result in more state, regional and/or federal requirements to reduce or mitigate GHG emissions.

Several bills have been introduced in U.S. Congress that would compel GHG emission reductions. On June 26, 2009, the U.S. House of Representatives passed the “American Clean Energy and Security Act” which is intended to decrease annual GHG emissions through a variety of measures, including a “cap and trade” system which limits the amount of GHGs that may be emitted and incentives to reduce the nation’s dependence on traditional energy sources. The U.S. Senate is currently considering similar legislation, and numerous states have also announced or adopted programs to stabilize and reduce GHGs. In addition, on December 7, 2009, the EPA issued a final determination that six GHGs are a threat to public safety and welfare. This determination could ultimately lead to the direct regulation of GHG emissions in Williams Partners’ industry under the CAA. While it is not clear whether or when any federal or state climate change laws or regulations will be passed, any of these actions could result in increased costs to (i) operate and maintain Williams Partners’ facilities, (ii) install new emission controls on its facilities, and (iii) administer and manage any GHG emissions program. If Williams Partners is unable to recover or pass through a significant level of its costs related to complying with climate change regulatory requirements imposed on it, there could be a material adverse effect on its results of operations and its ability to make cash distributions to its unitholders. To the extent financial markets view climate change and GHG emissions as a financial risk, this could negatively impact Williams Partners’ cost of and access to capital.

Williams Partners does not insure against all potential losses and could be seriously harmed by unexpected liabilities or by the ability of the insurers it does use to satisfy its claims.

Williams Partners is not fully insured against all risks inherent to its business, including environmental accidents that might occur. In addition, Williams Partners does not maintain business interruption insurance in the type and amount to cover all possible risks of loss. Williams Partners currently maintains excess liability insurance with limits of $610 million per occurrence and in the aggregate annually and a deductible of $2 million per occurrence. This insurance covers Williams Partners, its subsidiaries, and certain of its affiliates for legal and contractual liabilities arising out of bodily injury, personal injury or property damage, including resulting loss of use to third parties. This excess liability insurance includes coverage for sudden and accidental pollution liability for full limits, with the first $135 million of insurance also providing gradual pollution liability coverage for natural gas and NGL operations. Pollution liability coverage excludes: release of pollutants subsequent to their disposal; release of substances arising from the combustion of fuels that result in acidic deposition; and testing, monitoring, clean-up, containment, treatment or removal of pollutants from property owned, occupied by, rented to, used by or in the care, custody or control of Williams Partners, its subsidiaries, or certain of its affiliates.

Williams Partners does not insure onshore underground pipelines for physical damage, except at river crossings and at certain locations such as compressor stations. Williams Partners maintains coverage of $300 million per occurrence for physical damage to onshore assets and resulting business interruption caused by terrorist acts. Williams Partners also maintains coverage of $100 million per occurrence for physical damage to offshore assets caused by terrorist acts, except for its Devils Tower spar where it maintains limits of $450 million per occurrence for physical damage caused by terrorist acts. Williams Partners purchases insurance for business interruption arising from physical loss or damage resulting from terrorist acts only for certain offshore assets. Also, all of Williams Partners’ insurance is subject to deductibles. If a significant accident or event occurs for which Williams Partners is not fully insured, it could adversely affect Williams Partners’ operations and financial condition. Williams Partners may not be able to maintain or obtain insurance of the type and amount it desires at reasonable rates. Changes in the insurance markets subsequent to hurricanes losses in recent years have impacted named windstorm insurance coverage, rates and availability for Gulf of Mexico area exposures, and Williams Partners may elect to self insure a portion of its asset portfolio. Williams Partners cannot assure you that it will in the future be able to obtain the levels or types of insurance it would otherwise have obtained prior to these market changes or that the insurance coverage it does obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. The occurrence of any operating risks not fully covered by insurance could have a material adverse effect on Williams Partners’ business, financial condition, results of operations and cash flows, and its ability to make cash distributions to its unitholders.

In addition, certain insurance companies that provide coverage to Williams Partners, including American International Group, Inc., have experienced negative developments that could impair their ability to pay any of Williams Partners’ potential claims. As a result, Williams Partners could be exposed to greater losses than anticipated and may have to obtain replacement insurance, if available, at a greater cost.

Execution of Williams Partners’ capital projects subjects it to construction risks, increases in labor costs and materials, and other risks that may adversely affect financial results.

Williams Partners’ growth may be dependent upon the construction of new natural gas gathering, transportation, processing or treating pipelines and facilities or NGL fractionation or storage facilities, as well as the expansion of existing facilities. Construction or expansion of these facilities is subject to various regulatory, development and operational risks, including:

•	the ability to obtain necessary approvals and permits by regulatory agencies on a timely basis and on acceptable terms;

•	the availability of skilled labor, equipment, and materials to complete expansion projects;

•	potential changes in federal, state and local statutes and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project;

•	impediments on Williams Partners’ ability to acquire rights-of-way or land rights on a timely basis and on acceptable terms;

•	the ability to construct projects within estimated costs, including the risk of cost overruns resulting from inflation or increased costs of equipment, materials, labor or other factors beyond Williams Partners’ control, that may be material; and

•	the ability to access capital markets to fund construction projects.

Any of these risks could prevent a project from proceeding, delay its completion or increase its anticipated costs. As a result, new facilities may not achieve expected investment return, which could adversely affect Williams Partners’ results of operations, financial position, or cash flows and its ability to make cash distributions to its unitholders.

Williams Partners’ operating results for certain segments of its business might fluctuate on a seasonal and quarterly basis.

Revenues from certain segments of Williams Partners’ business can have seasonal characteristics. In many parts of the country, demand for natural gas and other fuels peaks during the winter. As a result, Williams Partners’ overall operating results in the future might fluctuate substantially on a seasonal basis. Demand for natural gas and other fuels could vary significantly from Williams Partners’ expectations depending on the nature and location of its facilities and pipeline systems and the terms of its natural gas transportation arrangements relative to demand created by unusual weather patterns.

Williams Partners does not operate all of its assets. This reliance on others to operate Williams Partners’ assets and to provide other services could adversely affect its business and operating results.

Williams and other third parties operate certain of Williams Partners’ assets. Williams Partners has a limited ability to control these operations and the associated costs. The success of these operations is therefore dependent upon a number of factors that are outside Williams Partners’ control, including the competence and financial resources of the operators.

Williams Partners relies on Williams for certain services necessary for Williams Partners to be able to conduct its business. Williams may outsource some or all of these services to third parties, and a failure of all or part of Williams’ relationships with its outsourcing providers could lead to delays in or interruptions of these services. Williams Partners’ reliance on Williams and others as operators and on Williams’ outsourcing relationships, and Williams Partners’ limited ability to control certain costs could have a material adverse effect on its business, results of operations, and financial condition and its ability to make cash distributions to its unitholders.

Williams Partners does not own all of the land on which its pipelines and facilities are located, which could disrupt its operations.

Williams Partners does not own all of the land on which its pipelines and facilities have been constructed. As such, Williams Partners is subject to the possibility of increased costs to retain necessary land use. Williams Partners obtains the rights to construct and operate its pipelines and gathering systems on land owned by third parties and governmental agencies for a specific period of time. Williams Partners’ loss of these rights, through its inability to renew right-of-way contracts or otherwise, could have a material adverse effect on its business, results of operations, and financial condition and its ability to make cash distributions to its unitholders.

Potential changes in accounting standards might cause Williams Partners to revise its financial results and disclosures in the future, which might change the way analysts measure its business or financial performance.

Regulators and legislators continue to take a renewed look at accounting practices, financial disclosures, retirement plan practices and companies’ relationships with their independent public accounting firms. It remains unclear what new laws or regulations will be adopted, and Williams Partners cannot predict the ultimate impact that any such new laws or regulations could have. In addition, the Financial Accounting Standards Board, the SEC or FERC could enact new accounting standards or FERC orders that might impact how Williams Partners is required to record revenues, expenses, assets and liabilities. Any significant change in accounting standards or disclosure requirements could have a material adverse effect on Williams Partners’ business, results of operations, and financial condition and its ability to make cash distributions to its unitholders.

Institutional knowledge residing with current employees nearing retirement eligibility might not be adequately preserved.

In Williams Partners’ business, institutional knowledge resides with employees who have many years of service. As these employees reach retirement age, Williams Partners may not be able to replace them with employees of comparable knowledge and experience. In addition, Williams Partners may not be able to retain or recruit other qualified individuals, and its efforts at knowledge transfer could be inadequate. If knowledge transfer, recruiting and retention efforts are inadequate, access to significant amounts of internal historical knowledge and expertise could become unavailable to it.

Failure of or disruptions to Williams Partners’ outsourcing relationships might negatively impact its ability to conduct its business.

Some studies indicate a high failure rate of outsourcing relationships. Although Williams has taken steps to build a cooperative and mutually beneficial relationship with its outsourcing providers and to closely monitor their performance, a deterioration in the timeliness or quality of the services performed by the outsourcing providers or a failure of all or part of these relationships could lead to loss of institutional knowledge and interruption of services necessary for Williams Partners to be able to conduct its business. The expiration of such agreements or the transition of services between providers could lead to similar losses of institutional knowledge or disruptions.

Certain of Williams Partners’ accounting, information technology, application development, and help desk services are currently provided by Williams’ outsourcing provider from service centers outside of the United States. The economic and political conditions in certain countries from which Williams’ outsourcing providers may provide services to Williams Partners present similar risks of business operations located outside of the United States, including risks of interruption of business, war, expropriation, nationalization, renegotiation, trade sanctions or nullification of existing contracts and changes in law or tax policy, that are greater than in the United States.

Acts of terrorism could have a material adverse effect on Williams Partners’ financial condition, results of operations and cash flows.

Williams Partners’ assets and the assets of its customers and others may be targets of terrorist activities that could disrupt its business or cause significant harm to its operations, such as full or partial disruption to its ability to produce, process, transport or distribute natural gas, NGLs or other commodities. Acts of terrorism as well as events occurring in response to or in connection with acts of terrorism could cause environmental repercussions that could result in a significant decrease in revenues or significant reconstruction or remediation costs, which could have a material adverse effect on Williams Partners’ financial condition, results of operations, and cash flows and on its ability to make cash distributions to its unitholders.

Tax Risks Related to Owning Williams Partners Common Units

You are urged to read “Material U.S. Federal Income Tax Consequences” beginning on page 131 for a more complete discussion of the expected material U.S. federal income tax consequences of owning and disposing of Williams Partners Common Units received in the Merger.

The tax treatment of Williams Partners depends on its status as a partnership for U.S. federal income tax purposes, as well as Williams Partners not being subject to a material amount of entity-level taxation by states and localities. If the IRS were to treat Williams Partners as a corporation for U.S. federal income tax purposes or if Williams Partners were to become subject to a material amount of entity-level taxation for state or local tax purposes, then its cash available for distribution to unitholders would be substantially reduced.

The anticipated after-tax economic benefit of an investment in Williams Partners Common Units depends largely on Williams Partners being treated as a partnership for U.S. federal income tax purposes. Williams Partners has not requested, and does not plan to request, a ruling from the IRS on this or any other tax matter affecting Williams Partners.

If Williams Partners were treated as a corporation for U.S. federal income tax purposes, it would pay U.S. federal income tax on its taxable income at the corporate tax rate, which currently has a top marginal rate of 35%, and would likely pay state and local income tax at the corporate tax rate of the various states and localities imposing a corporate income tax. Distributions to holders of Williams Partners Common Units would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to holders of Williams Partners Common Units. Because a tax would be imposed upon Williams Partners as a corporation, its cash available to pay distributions to holders of Williams Partners Common Units would be substantially reduced. Thus, treatment of Williams Partners as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to holders of Williams Partners Common Units, likely causing a substantial reduction in the value of the Williams Partners Common Units.

Current law may change, causing Williams Partners to be treated as a corporation for U.S. federal income tax purposes or otherwise subjecting Williams Partners to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon Williams Partners as an entity, the cash available for distributions to holders of Williams Partners Common Units would be reduced. Williams Partners’ partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects Williams Partners to taxation as a corporation or otherwise subjects it to entity-level taxation for U.S. federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on Williams Partners.

The U.S. federal income tax treatment of publicly traded partnerships or an investment in Williams Partners Common Units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including Williams Partners, or an investment in Williams Partners Common Units may be modified by administrative, legislative or judicial interpretation at any time. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the exception for Williams Partners to be treated as a partnership for U.S. federal income tax purposes, affect or cause Williams Partners to change its business activities, affect the tax considerations of an investment in Williams Partners, change the character or treatment of portions of Williams Partners’ income and adversely affect an investment in Williams Partners Common Units. For example, in response to certain recent developments, the U.S. House of Representatives passed legislation that would provide for substantive changes to the definition of “qualifying income” under Internal Revenue Code Section 7704(d) and the treatment of certain types of income earned from profits interests in partnerships. It is possible that these legislative efforts could result in changes to the existing U.S. tax laws that affect publicly traded partnerships, including Williams Partners. Modifications to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Williams Partners is unable to predict whether this legislation, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in Williams Partners Common Units.

Williams Partners prorates its items of income, gain, loss and deduction between transferors and transferees of Williams Partners Common Units each month based upon the ownership of Williams Partners Common Units on the first day of each month, instead of on the basis of the date a particular Williams Partners Common Unit is transferred.

Williams Partners prorates its items of income, gain, loss and deduction between transferors and transferees of the Williams Partners Common Units each month based upon the ownership of Williams Partners Common Units on the first day of each month, instead of on the basis of the date a particular Williams Partners Common Unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, Williams Partners’ counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, Williams Partners may be required to change the allocation of items of income, gain, loss and deduction among holders of Williams Partners Common Units.

An IRS contest of the U.S. federal income tax positions Williams Partners takes may adversely impact the market for the Williams Partners Common Units, and the costs of any contest will reduce cash available for distribution to holders of Williams Partners Common Units and the Williams Partners General Partner.

Williams Partners has not requested any ruling from the IRS with respect to its treatment as a partnership for U.S. federal income tax purposes or any other matter affecting Williams Partners. The IRS may adopt positions that differ from Williams Partners’ counsel’s conclusions or from the positions Williams Partners takes. It may be necessary to resort to administrative or court proceedings to sustain some or all of its counsel’s conclusions or the positions it takes. A court may not agree with some or all of its counsel’s conclusions or the U.S. federal income tax positions it takes. Any contest with the IRS may materially and adversely impact the market for Williams Partners Common Units and the price at which they trade. In addition, the costs of any contest with the IRS will result in a reduction in cash available to pay distributions to holders of Williams Partners Common Units and the Williams Partners General Partner and thus will be borne indirectly by holders of Williams Partners Common Units and the Williams Partners General Partner.

Holders of Williams Partners Common Units will be required to pay taxes on their share of Williams Partners’ income even if such holders do not receive any cash distributions from Williams Partners.

Because holders of Williams Partners Common Units will be treated as partners to whom Williams Partners will allocate taxable income which could be different in amount than the cash Williams Partners distributes, such holders will be required to pay U.S. federal income taxes and, in some cases, state and local income taxes on their share of Williams Partners’ taxable income, whether or not they receive cash distributions from Williams Partners. Such holders may not receive cash distributions from Williams Partners equal to their share of its taxable income or even equal to the actual tax liability that results from their share of its taxable income.

The tax gain or loss on the disposition of Williams Partners Common Units could be different than expected.

A holder of Williams Partners Common Units that sells its Williams Partners Common Units will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and its tax basis in those Williams Partners Common Units. Prior distributions to such holder in excess of the total net taxable income that was allocated to such holder, which decreased its tax basis in its Williams Partners Common Units, will, in effect, become taxable income to such holder if the Williams Partners Common Units are sold at a price greater than its tax basis in those Williams Partners Common Units. A substantial portion of the amount realized, regardless of whether such amount represents gain, may be taxed as ordinary income to such holder due to potential recapture items, including depreciation recapture. In addition, if such a holder sells its Williams Partners Common Units, such holder may incur a U.S. federal income tax liability in excess of the amount of cash it received from the sale.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning Williams Partners Common Units that may result in adverse tax consequences to them.

Investment in Williams Partners Common Units by tax-exempt entities, such as individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of Williams Partners’ income allocated to holders who are organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, may be taxable to them as “unrelated business taxable income.” Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay U.S. federal income tax on their share of Williams Partners’ taxable income.

Williams Partners treats each holder of Williams Partners Common Units as having the same tax benefits without regard to the actual Williams Partners Common Units held. The IRS may challenge this treatment, which could adversely affect the value of Williams Partners Common Units.

Because Williams Partners cannot match transferors and transferees of Williams Partners Common Units, Williams Partners has adopted depreciation and amortization positions that may not conform with all aspects of applicable Treasury regulations. Williams Partners’ counsel is unable to opine as to the validity of such filing positions. A successful IRS challenge to those positions could adversely affect the amount of U.S. federal income tax benefits available to holders of Williams Partners Common Units. It also could affect the timing of these tax benefits or the amount of gain from the sale of Williams Partners Common Units and could have a negative impact on the value of Williams Partners Common Units or result in audit adjustments to a holder’s tax returns.

Holders of Williams Partners Common Units will likely be subject to state and local taxes and return filing requirements as a result of investing in Williams Partners Common Units.

In addition to U.S. federal income taxes, holders of Williams Partners Common Units will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which Williams Partners does business or owns property, even if the holder does not live in any of those jurisdictions. Holders of Williams Partners Common Units will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, such holders may be subject to penalties for failure to comply with those requirements. As Williams Partners makes acquisitions or expands its business, Williams Partners may own assets or conduct business in additional states or foreign countries that impose a personal income tax or an entity level tax. It is the such holder’s responsibility to file all U.S. federal, state and local tax returns. Williams Partners’ counsel has not rendered an opinion on the state and local tax consequences of an investment in Williams Partners Common Units.

The sale or exchange of 50% or more of the total interest in Williams Partners’ capital and profits within a 12-month period will result in Williams Partners’ termination as a partnership for U.S. federal income tax purposes.

Williams Partners will be considered to have terminated as a partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in Williams Partners’ capital and profits within a 12-month period. Williams Partners’ termination would, among other things, result in the closing of its taxable year for all partners, which would result in Williams Partners filing two tax returns for one fiscal year. Williams Partners’ termination could also result in a deferral of depreciation deductions allowable in computing its taxable income. In the case of a holder of Williams Partners Common Units reporting on a taxable year other than a fiscal year ending December 31, the closing of Williams Partners’ taxable year may also result in more than 12 months of its taxable income or loss being includable in such holder’s taxable income for the year of termination. Williams Partners’ termination currently would not affect its classification as a partnership for U.S. federal income tax purposes, but instead, it would be treated as a new partnership, it would be required to make new tax elections and could be subject to penalties if it is unable to determine that a termination occurred. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to its partners for the tax years in the fiscal year during which the termination occurs.

Williams Partners has adopted certain valuation methodologies that may result in a shift of income, gain, loss and deduction between the general partner and holders of Williams Partners Common Units. The IRS may challenge this treatment, which could adversely affect the value of the Williams Partners Common Units.

When Williams Partners issues additional Williams Partners Common Units or engages in certain other transactions, it determines the fair market value of its assets and allocates any unrealized gain or loss attributable to its assets to the capital accounts of partners. Williams Partners’ methodology may be viewed as understating the value of its assets. In that case, there may be a shift of income, gain, loss and deduction between certain partners and the general partner, which may be unfavorable to such partners. Moreover, under Williams Partners’ current valuation methods, subsequent purchasers of Williams Partners Common Units may have a greater portion of their Code Section 743(b) adjustment allocated to Williams Partners’ tangible assets and a lesser portion allocated to Williams Partners’ intangible assets. The IRS may challenge Williams Partners’ valuation methods, or its allocation of the Code Section 743(b) adjustment attributable to its tangible and intangible assets, and allocations of income, gain, loss and deduction between the Williams Partners General Partner and certain of its partners.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to holders of Williams Partners Common Units. It also could affect the amount of gain from a holder’s sale of Williams Partners Common Units and could have a negative impact on the value of the Williams Partners Common Units or result in audit adjustments to the holder’s tax returns.

Risks Related to WMZ’s Business

WMZ’s business operations and activities are subject to hazards, risks and uncertainties. If the Merger is successfully consummated, as a holder of Williams Partners Common Units, you will continue to hold an indirect interest in the business currently operated by WMZ, and the value of your units will continue to be, in part, based on the value of such business. For a description of the risks related to the WMZ business, see the section titled “Risk Factors” in the WMZ 2009 10-K incorporated by reference into this joint proxy statement/prospectus. If any of the events described in the WMZ 2009 10-K occur, the business, financial condition and/or results of operations of WMZ could be materially harmed, and the market price of Williams Partners Common Units could decline.

THE SPECIAL MEETING

Time, Place and Date

The Special Meeting will take place in the Williams Resource Center Theater, at One Williams Center, Tulsa, Oklahoma, 74172-0172 on          , 2010 at   a.m., local time. The Special Meeting may be adjourned or postponed to another date or place for proper purposes, including for the purpose of soliciting additional proxies.

Purposes

The purposes of the Special Meeting are to consider and vote on the approval and adoption of the Merger Agreement and the Merger and to transact other business as may be properly presented at the Special Meeting or any adjournments of the Special Meeting. At the present time, WMZ knows of no other matters that will be presented for consideration at the Special Meeting.

Quorum

The holders of a majority of each class of units voting at the Special Meeting (WMZ Common Units and WMZ Subordinated Units) outstanding on the record date present in person or by proxy at the Special Meeting will constitute a quorum and will permit WMZ to conduct the proposed business at the Special Meeting. Representatives of the WMZ General Partner will be present in person on behalf of the WMZ General Partner at the Special Meeting.

Record Date

The close of business on          , 2010 is the record date.

Units Entitled to Vote

Holders of WMZ Common Units or WMZ Subordinated Units as of the close of business on the record date may vote at the Special Meeting. On that date, there were           WMZ Common Units outstanding and           WMZ Subordinated Units outstanding. Each holder of WMZ Common Units or WMZ Subordinated Units entitled to vote at the Special Meeting may cast one vote for each WMZ Common Unit or each WMZ Subordinated Unit that such holder owned on the close of business on the record date.

Votes Required

The affirmative vote of holders of at least a majority of the outstanding Non-affiliated WMZ Common Units is required to approve and adopt the Merger Agreement and Merger. As of the record date, there were           Non-affiliated WMZ Common Units outstanding. For purposes of determining whether the Merger Agreement and the Merger have been approved and adopted by the Non-affiliated WMZ Common Units, WMZ Common Units held by directors and officers of the WMZ General Partner will not be counted toward the required majority vote of outstanding Non-affiliated WMZ Common Units.

The affirmative vote of holders of at least a majority of the outstanding WMZ Subordinated Units is also required to approve and adopt the Merger Agreement and the Merger. The WMZ General Partner owns all of the outstanding WMZ Subordinated Units and has agreed in the Merger Agreement to vote these units at the Special Meeting in favor of the Merger Agreement and the Merger.

The failure of a holder of Non-affiliated WMZ Common Units to vote in person or by proxy will have the effect of a vote against approval and adoption of the Merger Agreement and the Merger. If you sign and return your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the approval and adoption of the Merger Agreement and the Merger.

Voting Procedures

If you hold your WMZ Common Units in certificated or book-entry form, you may vote using any of the following methods:

•	phone the toll-free number listed on your proxy card and follow the recorded instructions;

•	go to the Internet website listed on your proxy card and follow the instructions provided;

•	complete, sign and mail your proxy card in the postage-paid envelope; or

•	attend the Special Meeting and vote in person.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your units will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, your units will be voted FOR approval and adoption of the Merger Agreement and the Merger.

If any other matters are properly presented at the Special Meeting for consideration, the persons named in your proxy will have the discretion to vote on these matters in accordance with their best judgment. Proxies voted against adoption of the Merger Agreement and the Merger will not be voted in favor of any adjournment of the Special Meeting for the purpose of soliciting additional proxies.

You may revoke your proxy at any time prior to its exercise by:

•	giving written notice of revocation to the Secretary of the WMZ General Partner;

•	appearing and voting in person at the Special Meeting; or

•	properly completing and executing a later dated proxy and delivering it to the Secretary of the WMZ General Partner at or before the Special Meeting.

Your presence without voting at the Special Meeting will not automatically revoke your proxy, and any revocation during the Special Meeting will not affect votes previously taken.

The inspector of election will determine all questions as to validity, form, eligibility (including time of receipt) and acceptance of proxies. Its determination will be final and binding. The WMZ Board has the right to waive any irregularities or conditions as to the manner of voting. WMZ may accept your proxy by any form of communication permitted by Delaware law so long as WMZ is reasonably assured that the communication is authorized by you.

The accompanying proxy is being solicited on behalf of the WMZ General Partner. The expenses of preparing, printing and mailing the proxy and materials used in the solicitation will be borne half by WMZ and half by Williams Partners.

Mackenzie Partners Inc. has been retained by WMZ to aid in the solicitation of proxies for a fee of $      plus expenses and the reimbursement of out-of-pocket expenses. Proxies may also be solicited from WMZ unitholders by mail, telephone, fax or other electronic means, or in person by directors, officers and employees of the WMZ General Partner or its affiliates, who will not receive additional compensation for performing that service. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy materials to the beneficial owners of WMZ Common Units, and WMZ will reimburse them for any reasonable expenses that they incur.

Units Held in Street Name

Your broker cannot vote your WMZ Common Units for or against approval and adoption of the Merger Agreement and the Merger unless you tell the broker or other nominee how you wish to vote. To tell your broker or other nominee how to vote, you should follow the directions that your broker or other nominee provides to you. Units not voted because brokers lack power to vote them without instructions are also known as “broker non-votes.” A broker non-vote will have the same effect as a vote against the proposal. Please note that you may not vote your WMZ Common Units held in “street name” by returning a proxy card directly to WMZ or by voting in person at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker or other nominee.

THE MERGER

General

On May 24, 2010, the Williams Partners General Partner and the WMZ General Partner agreed to combine the businesses of Williams Partners and WMZ by merging Merger Sub, an indirect wholly owned subsidiary of Williams Partners, into WMZ.

If the Merger is successfully consummated, all outstanding WMZ Common Units and WMZ Subordinated Units will be canceled, Merger Sub will be merged with and into WMZ, and WMZ will become an indirect wholly owned subsidiary of Williams Partners. The Williams Partners General Partner’s management team will continue in their current roles and manage the combined company.

As a result of the Merger, each outstanding Publicly Owned WMZ Common Unit will be converted into the right to receive 0.7584 of one Williams Partners Common Unit and each such Publicly Owned WMZ Common Unit will be canceled and retired and will cease to exist.

The approval and adoption of the Merger Agreement and the Merger require the affirmative vote of holders of at least a majority of the outstanding Non-affiliated WMZ Common Units and the WMZ Subordinated Units, with each group of WMZ Common Units and WMZ Subordinated Units voting as a separate class. All of the currently outstanding WMZ Subordinated Units are held by the WMZ General Partner, and the WMZ General Partner has agreed in the Merger Agreement to vote these units in favor of the Merger Agreement and the Merger. WMZ has scheduled the Special Meeting for holders of WMZ Common Units and WMZ Subordinated Units to vote on this matter on          , 2010.

Williams Partners Ownership Interest in and Control of WMZ

Holders of Publicly Owned WMZ Common Units should be aware that WMZ is indirectly controlled by Williams Partners through Williams Partners’ 100% ownership of the WMZ General Partner, which owns all of the outstanding general partner interests in WMZ. As a result, Williams Partners appoints the members of the WMZ Board, a majority of whom are affiliated with Williams and its affiliates, and thereby could be seen as controlling all of WMZ’s decisions other than those involving certain conflicts of interest with Williams Partners or that require an affirmative vote of holders of the limited partner interests in WMZ pursuant to and in the percentages specified by the WMZ partnership agreement. In addition, Williams Partners, through its ownership of the WMZ General Partner, owns an approximate 45.7% limited partner interest (comprised of 20.8% of the currently outstanding WMZ Common Units and 100% of the currently outstanding WMZ Subordinated Units) in WMZ.

Certain persons associated with Williams Partners and its affiliates have a relationship with WMZ. Steven J. Malcolm, Chairman of the Board and Chief Executive Officer of the WMZ General Partner, also serves as Chairman of the Board and Chief Executive Officer of the Williams Partners General Partner and as a director, executive officer, and/or member of the management committee of certain of its affiliates, including Williams. Donald R. Chappel, a director and the Chief Financial Officer of the WMZ General Partner, also serves as a director and the Chief Financial Officer of the Williams Partners General Partner and as a director, executive officer, and/or member of the management committee of certain of its affiliates, including Williams. Phillip D. Wright, a director and the Chief Operating Officer of the WMZ General Partner, also serves as a director and the Senior Vice President Gas Pipeline of the Williams Partners General Partner and as a director, executive officer, and/or member of the management committee of certain of its affiliates, including Williams. Rodney J. Sailor, a director and the Treasurer of the WMZ General Partner, also serves as the Treasurer of the Williams Partners General Partner and as a director, officer, and/or member of the management committee of certain of its affiliates, including Williams. Ted T. Timmermans, Chief Accounting Officer of the WMZ General Partner, also serves as Vice President, Controller and Chief Accounting Officer of the Williams Partners General Partner and as an officer of certain of its affiliates, including Williams. James J. Bender, General Counsel of the WMZ General Partner, also serves as General Counsel of the Williams Partners General Partner, and as general counsel, director and/or executive officer of certain of its affiliates, including Williams. None of these individuals are members of the WMZ Conflicts Committee.

Background of the Merger

In February 2005, Williams formed Williams Partners to own, operate and acquire a diversified portfolio of complementary energy assets with a focus on the business of gathering, transporting and processing natural gas and fractionating and storing natural gas liquids. Williams Partners was formed as a limited partnership in order to take advantage of the lower cost of capital associated with this structure and the resulting facilitation of growth opportunities.

In August 2007, Williams formed WMZ to operate natural gas transportation and storage assets. A second, separate partnership was created because Williams believed the financial markets would prefer the “pure play” nature of separate entities and that a cost of capital differential existed between partnerships focused on midstream operations, such as Williams Partners, and those focused on the natural gas transportation and storage businesses, such as WMZ. Williams initially contributed a 35% interest in Northwest Pipeline to WMZ, and Williams has not since contributed any additional assets to WMZ. Common units representing a 52.3% limited partnership interest in WMZ were sold to the public through an initial public offering in January 2008, and no subsequent offerings have taken place.

In July 2009, Williams began considering the potential of restructuring ownership of its assets to capitalize on the advantages of large scale, investment grade, diversified energy partnerships. Williams reviewed how competitors structured along these lines maintained access to cost-efficient debt and equity capital throughout the financial crisis of 2008 and 2009, and in late fall 2009, Williams and its advisors became increasingly convinced that the possibility existed that Williams, Williams Partners and WMZ could operate their existing assets more efficiently, as well as enhance their growth and acquisition opportunities, by restructuring the ownership of a substantial portion of Williams’ existing natural gas midstream and pipeline operations. This restructuring would involve the initial contribution of a majority of Williams’ midstream and pipeline operations to Williams Partners in return for cash and a greater ownership interest in Williams Partners, followed by Williams Partners offering holders of WMZ Common Units the opportunity to exchange their WMZ Common Units for units in what would then be a much larger and more diversified Williams Partners (collectively, the “Restructuring Transactions”). The result would be to consolidate the majority of Williams’ natural gas midstream and pipeline operations and the operations of WMZ and Williams Partners into a single operation.

The Restructuring Transactions were designed to create a large, investment grade, diversified energy partnership, capitalized similarly to many of its peer competitors in the midstream and pipeline space. As part of this transformation, holders of WMZ Common Units would be given the opportunity to exchange their WMZ Common Units for Williams Partners Common Units in expectation of the eventual combination of WMZ into Williams Partners and the resulting elimination of the expenses and management time required to operate WMZ as a separate partnership.

One of Williams’ original goals in forming two different partnerships to separately operate in the pipeline and midstream areas was to take advantage of differences in the cost of capital to finance these businesses. After the financial crisis of 2008 and 2009, Williams believed all unitholders would benefit from the enhanced scale, scope, cost and financing advantages of operating through a single, top tier, diversified partnership. In addition, as senior executives of Williams held similar positions in the Williams Partners General Partner and the WMZ General Partner, it seemed prudent to reduce the time commitments on these individuals and the stock exchange and SEC reporting costs associated with operating two publicly owned partnerships, especially when one of them, WMZ, had as its only significant asset a minority interest in a single pipeline system that would be controlled by Williams Partners following the Dropdown.

In November 2009, after preliminary discussions with the Williams Board of Directors, representatives of Williams raised the possibility of the Restructuring Transactions to the three independent directors of the Williams Partners General Partner who constituted Williams Partners’ Conflicts Committee (the “Williams Partners Conflicts Committee”) in order to explore whether an acceptable transaction could be formulated. As proposed, Williams would contribute to Williams Partners approximately $11.5 billion of its midstream and pipeline assets (including its 45.7% limited partner interest and 2% general partner interest in WMZ), and Williams Partners would pay Williams cash, issue to Williams additional Williams Partners Common Units, and maintain Williams’ general partner interest in Williams Partners at its then-current level, and Williams Partners would later commence an offer to exchange each WMZ Common Unit not owned by Williams for Williams Partners Common Units. The Williams Partners Conflicts Committee promptly engaged independent legal and financial advisors to assist with its consideration of this concept and the fairness to the non-Williams owners of Williams Partners of any final terms to be negotiated.

During November and December 2009 and early January 2010, the Williams Partners Conflicts Committee and its advisors conducted an extensive diligence review of the assets that Williams Partners would acquire in the Dropdown, including the assets of WMZ. In addition, they evaluated and negotiated price and deal terms with Williams and its advisors while Williams continued to evaluate the merits and value of the Restructuring Transactions based on the terms being negotiated.

Following (i) satisfactory completion of due diligence on the assets to be acquired by Williams Partners, (ii) negotiation of the financial terms and legal documentation related to their acquisition, (iii) agreement on the number of Williams Partners Common Units that would be offered by Williams Partners to holders of WMZ Common Units in the unit exchange, and (iv) approval by the Williams Board of Directors of the merits of the Restructuring Transactions, the making of the exchange offer to holders of WMZ Common Units, and the applicable financial terms negotiated with the Williams Partners Conflicts Committee, the Restructuring Transactions were announced on January 19, 2010. The Williams Partners Board similarly approved the Dropdown and exchange offer based on the recommendation of, and approval by, the Williams Partners Conflicts Committee. As part of the January 19, 2010 announcement, it was stated that Williams Partners intended to commence an offer to the holders of WMZ Common Units to exchange each of their units for 0.7584 of one Williams Partners Common Unit once the Dropdown was closed and certain regulatory filings were completed. Williams and Williams Partners elected to offer the holders of WMZ Common Units a fixed exchange ratio of Williams Partners Common Units based on the relative closing prices of the Williams Partners and WMZ units on the trading day prior to the announcement of the Restructuring Transactions because this approach provided the holders of WMZ Common Units with the ability to equitably participate in the benefits of the Restructuring Transaction while also providing Williams Partners and Williams certainty regarding the financial impact of the transaction.

Williams Partners’ intention was to offer to holders of WMZ Common Units the opportunity to exchange their WMZ Common Units for Williams Partners Common Units at the exchange ratio approved by the Williams Partners Conflicts Committee on the condition that enough WMZ Common Units were exchanged to allow Williams Partners to exercise the “cash call” provision contained in the WMZ partnership agreement. Under this provision, if Williams Partners, as the owner of the WMZ General Partner, held 75% of the WMZ Common Units, Williams Partners would have the right to require all remaining holders of WMZ Common Units to sell their units to Williams Partners at a cash price determined pursuant to the WMZ partnership agreement. Because after the Dropdown Williams Partners would already own approximately 4.7 million WMZ Common Units, it would need to acquire approximately 68% of the WMZ Common Units it did not then own in order to exercise the cash call right. Thus, Williams Partners’ intention was to have as a condition to the WMZ exchange offer the requirement that at least 68% of the WMZ Common Units be tendered.

On January 15, 2010, representatives of Williams asked to convene a conference call with the independent members of the WMZ Board, who constitute the WMZ Conflicts Committee, at 4:00 p.m. Central Standard Time on Monday, January 18, 2010, a day on which the NYSE was closed in observance of the Martin Luther King holiday. The WMZ Conflicts Committee is made up of the members of the WMZ Board that satisfy the independence standards set out in the WMZ partnership agreement and, under the WMZ partnership agreement, are authorized upon the request of the WMZ General Partner to evaluate and approve transactions that involve potential conflicts of interest with affiliates of the WMZ General Partner. The members of the WMZ Conflicts Committee are Emmitt C. House, Chairman, Brent Austin and Steven Zelkowitz. No information about the purpose of the call was disclosed to the WMZ Conflicts Committee prior to the call.

On January 18, 2010, the day prior to the announcement of the proposed Dropdown transaction, the Chairman of the Board and Chief Financial Officer of Williams and the Williams Partners General Partner met by telephone with the WMZ Conflicts Committee to give them advance notice of the pending announcement and to advise them that, as the WMZ Conflicts Committee, it was the desire of other members of the WMZ Board that they would evaluate the terms of the proposed exchange and would be acting on behalf of the holders of WMZ Common Units in any transaction with Williams Partners. The Williams representatives also made clear that, although they believed that the proposed ultimate combination of the businesses of Williams Partners and WMZ would benefit holders of WMZ Common Units because of the diversification, growth and cost benefits such a combination would bring to such holders, the closing of the Dropdown would not be dependent in any way on the making of or the success of the contemplated exchange offer for WMZ Common Units. The Williams representatives also stated that the exchange ratio was based on the closing market prices of a Williams Partners Common Unit and a WMZ Common Unit on the NYSE on the business day prior to the announcement of the Dropdown and the proposed exchange offer. Williams and Williams Partners believed that because the exchange ratio was a reflection of the value placed on those securities by a trading market unaffected by any knowledge of the Dropdown or proposed exchange offer, it was a fair price. As a result, Williams representatives stated to the WMZ Conflicts Committee that Williams Partners would not be open to the WMZ Conflicts Committee seeking to negotiate a more favorable exchange ratio.

Later in the day on January 18, 2010, the WMZ Conflicts Committee held a telephonic meeting. Prior to the meeting, the WMZ Conflicts Committee had contacted Fulbright, which had previously served as independent counsel to the WMZ Conflicts Committee, and representatives of Fulbright joined the meeting. The WMZ Conflicts Committee discussed the call with Williams with Fulbright. The WMZ Conflicts Committee also discussed with Fulbright the advisability of retaining an independent financial advisor for the WMZ Conflicts Committee. The WMZ Conflicts Committee determined that Mr. House would contact Simmons & Company, which had previously served as an independent financial advisor to the WMZ Conflicts Committee.

On January 19, 2010, Williams and Williams Partners announced by press release the proposed Dropdown and Williams Partners’ intention to commence an exchange offer for the outstanding publicly held common units of WMZ at a future date following the closing of the Dropdown. Williams Partners announced its intent to offer a fixed exchange ratio of 0.7584 of its common units for each Publicly Owned WMZ Common Unit and that the exact timing of the launch would be based upon the filing of necessary offering documents with the SEC and upon market conditions.

On January 19, 21 and 22, 2010, the WMZ Conflicts Committee held telephonic meetings, which representatives of Fulbright attended and Simmons & Company in part attended. The purpose of the meetings was to consider the engagement of Simmons & Company to evaluate whether the proposed exchange offer would be fair, from a financial point of view, to the holders of Non-affiliated WMZ Common Units and to render its opinion with respect to that issue. At these same meetings, the WMZ Conflicts Committee discussed several issues with Fulbright with respect to the proposed exchange offer. The WMZ Conflicts Committee discussed the process that the WMZ Conflicts Committee had previously undertaken to select a financial advisor in connection with a possible asset acquisition from Williams that did not occur. At that time, the WMZ Conflicts Committee had selected Simmons & Company as its independent financial advisor after conducting interviews of three possible financial advisors. After a discussion of the other financial advisors previously interviewed and their qualifications, the WMZ Conflicts Committee decided to commence discussions with Simmons & Company about a potential engagement to advise the WMZ Conflicts Committee in connection with the proposed exchange offer.

At a telephonic meeting on January 25, 2010, the WMZ Conflicts Committee determined, after further discussion, to engage Simmons & Company as its financial advisor with respect to the proposed exchange offer. On February 1, 2010, Mr. House, on behalf of the WMZ Conflicts Committee, executed an engagement letter with Simmons & Company after confirming that Simmons & Company had not provided services to Williams, Williams Partners or their respective affiliates during the past three years. In addition to providing advice and analysis to the WMZ Conflicts Committee, Simmons & Company agreed to render its views and opinion as to the fairness, from a financial point of view, to the Non-affiliated WMZ Common Units of the consideration being paid in the proposed exchange offer.

On February 11, 2010, Fulbright and Simmons & Company provided a joint request for information to Williams Partners and its advisors in connection with the review by the WMZ Conflicts Committee of the proposed exchange offer.

During the next several weeks, the WMZ Conflicts Committee held telephonic meetings with Fulbright and Simmons & Company regarding the proposed exchange offer process, the roles and obligations of the WMZ Conflicts Committee in determining whether to recommend the proposed exchange offer, the fairness opinion process of Simmons & Company and related issues. The WMZ Conflicts Committee held these telephonic meetings on February 11, 17, 19 and 23, as well as on March 3, 2010. At the February 23, 2010 telephonic meeting, Fulbright reported that it had contacted the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) regarding representation of the WMZ Conflicts Committee, and it had confirmed that it did not have a conflict of interest in the potential representation. The WMZ Conflicts Committee reviewed with Fulbright the qualifications and experience of Morris Nichols. After discussion, the WMZ Conflicts Committee determined to retain Morris Nichols.

The Dropdown closed on February 17, 2010. Following the closing of the Dropdown, Williams and Williams Partners focused their attention on the preparation of the financial statements that would be necessary to commence the exchange offer for WMZ Common Units and continued preliminary discussions with the WMZ Conflicts Committee advisors regarding the exchange offer. During the weeks following the February 11, 2010 submission of the joint request for information to Williams Partners and its advisors, Fulbright had a number of conference calls primarily with Williams Partners’ outside counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), in which Fulbright was advised that Williams Partners did not believe that it was necessary or appropriate to provide most of the requested non-public information in the context of the proposed transaction which involved the issuance of less than 5% of Williams Partners’ equity securities, and that while certain of the requested non-public information would be provided, the WMZ Conflicts Committee should, along with its advisors, be able to form an opinion based principally on publicly available information, supplemented by presentations by, and question and answer sessions with, executives from each of Williams Partners’ business segments.

On February 23, 2010, WMZ filed the WMZ 2009 10-K. Under the heading, “Recent Developments”, the Dropdown and the proposed exchange offer at a fixed exchange ratio of 0.7584 were noted. In addition, under the heading, “Risk Factors”, risks relating to recent developments in connection with the announced exchange offer were discussed, including, among others, that if the exchange offer were consummated, the trading market would become less liquid potentially resulting in a negative impact on the market for and the price of WMZ Common Units. The section on Risk Factors further stated that if Williams Partners acquired sufficient WMZ Common Units in the exchange offer so that it and its affiliates owned more than 75% of WMZ Common Units, it would have the right to exercise the “cash call” provision in the WMZ partnership agreement, in which case Williams Partners, as provided in the WMZ partnership agreement, could acquire all remaining outstanding Non-affiliated WMZ Common Units at prices stipulated in the WMZ partnership agreement.

On March 8, 2010, the WMZ Conflicts Committee held a telephonic meeting, which representatives of Fulbright and Simmons & Company attended. Fulbright reported that Williams Partners had declined to deliver a significant portion of the requested non-public information. Simmons & Company discussed the implications of the development on its review and analysis based upon the financial information presently available. Fulbright discussed with the WMZ Conflicts Committee the implications of this development on the Committee’s evaluation of the proposed exchange offer. In light of the magnitude of the Dropdown and the lack of publicly available information on the newly reconstituted Williams Partners as a result of the Dropdown and the fact that financial projections of Williams Partners and WMZ were provided to the Williams Partners Conflicts Committee in connection with the Dropdown and the proposed exchange offer, the WMZ Conflicts Committee determined to continue to seek such non-public information deemed reasonably necessary to allow Simmons & Company to render, without including a qualification as to access to information, its opinion as to the fairness, from a financial point of view, of the proposed exchange offer to holders of Non-affiliated WMZ Common Units.

During late February and March 2010, Williams Partners became concerned as to the pace at which progress was being made toward the commencement of the exchange offer. As a result, Williams Partners began to examine alternatives to achieve the same structural consolidation that the successful completion of the exchange offer and the cash call would have achieved. One such alternative would have been a merger with WMZ approved by a majority vote of the Non-affiliated WMZ Common Units. Under the terms of the WMZ partnership agreement, an approval by the WMZ Conflicts Committee was one of four options available to approve a related party transaction; a majority vote of the Non-affiliated WMZ Common Units was also an alternative.

Before proceeding to explore further the issues that might exist if the alternative approval options that existed under the WMZ partnership agreement were pursued, executives of Williams Partners decided to contact Mr. House to see if the impasse that had appeared to have developed could be broken. On March 13, 2010, the General Counsel and the Chief Financial Officer of the Williams Partners General Partner called Mr. House to see if a compromise could be reached on the diligence request list and to advise him that a merger proposal was one alternative to the proposed exchange offer available under the WMZ partnership agreement. On March 14, 2010, the WMZ Conflicts Committee held a telephonic meeting, at which a representative of Fulbright was present and at which Mr. House reported on his March 13 call. Having failed to make any progress in the March 13, 2010 conference call, the General Counsel of the Williams Partners General Partner called Mr. House on March 18, 2010 with an offer to provide the majority of the non-public information previously requested by the advisors of the WMZ Conflicts Committee.

On March 22, 2010, the WMZ Conflicts Committee held a telephonic meeting, which representatives of Fulbright attended. Fulbright reported that Barclays PLC, financial advisor to Williams Partners (“Barclays”), had agreed to provide Simmons & Company with the financial information that Simmons & Company had requested. Fulbright also reported that it had discussed its information request with representatives of Williams Partners, who had agreed to send documents responsive to the request. The WMZ Conflicts Committee asked that Fulbright and Simmons & Company continue to work with Williams Partners and its advisors so that the WMZ Conflicts Committee could evaluate whether it could be in a position to render a recommendation regarding the proposed exchange offer.

On March 29, 2010, representatives of Fulbright and Simmons & Company attended a presentation in Tulsa, Oklahoma by Williams Partners’ management regarding Williams Partners’ midstream business. The presentation materials were provided to the WMZ Conflicts Committee, and Mr. Zelkowitz, a member of the WMZ Conflicts Committee, attended the presentation by telephone. At the presentation, Williams Partners’ management discussed the business, financial position and projected growth and future strategies of Williams Partners’ midstream business. Williams Partners’ management responded to questions from Mr. Zelkowitz and the representatives of Fulbright and Simmons & Company during the presentation.

On April 1, 2010, Fulbright, Gibson Dunn and the General Counsel of the Williams Partners General Partner had a conference call to discuss the structure of the transaction or transactions whereby Williams Partners proposed to acquire 100% of the WMZ Common Units. As the announced exchange offer could result, if consummated, in a partial acquisition, the issues in a subsequent cash call transaction designed to achieve a 100% acquisition were discussed. Williams Partners stated its willingness to entertain a one-step merger at the same exchange ratio as the proposed exchange offer rather than a two-step structure involving an exchange offer followed by a cash call (assuming 68% of the Non-affiliated Common Units were tendered in the exchange offer). It also stated that in the event the WMZ Conflicts Committee considered a proposed merger and then determined not to recommend such a proposed merger, that Williams Partners would consider proceeding with the proposed exchange offer. Upon inquiry from Fulbright, the Williams Partners representatives confirmed that the merger agreement would contain representations and warranties, that there would be a written delegation of authority to the WMZ Conflicts Committee to negotiate the merger agreement, and that approval of the merger would require a favorable vote of a majority of the Non-affiliated WMZ Common Units as required under the WMZ partnership agreement. Fulbright advised that it would discuss the option of a merger versus an exchange offer with the WMZ Conflicts Committee.

Also, on April 1, 2010, representatives of Fulbright and Simmons & Company attended a presentation in Houston, Texas by Williams Partners’ management regarding Williams Partners’ gas pipeline business. The presentation materials were provided to the WMZ Conflicts Committee, and Mr. Zelkowitz attended the presentation by telephone. At the presentation, Williams Partners’ management discussed the business, financial position and projected growth and future strategies of Williams Partners’ gas pipeline business. Williams Partners’ management responded to questions from Mr. Zelkowitz and the representatives of Fulbright and Simmons & Company during the presentation.

Later on April 1, 2010, the WMZ Conflicts Committee held a telephonic meeting, which representatives of Fulbright and Simmons & Company attended. Simmons & Company summarized the March 29 presentation and the April 1 presentation for the WMZ Conflicts Committee. Simmons & Company updated the WMZ Conflicts Committee regarding its review of the materials provided by Williams Partners, the status of its discussions with Barclays and its anticipated timing for the completion of its analysis. Fulbright reported that it had held a conference call that morning with Williams Partners’ counsel to discuss whether Williams Partners and the WMZ Conflicts Committee would be open to the possibility of changing the structure of the proposed exchange offer to a merger. The WMZ Conflicts Committee discussed with Fulbright the merits of the merger option versus the proposed exchange offer and the different processes that the WMZ Conflicts Committee would likely follow in each scenario. The WMZ Conflicts Committee discussed the merger option with Fulbright and Simmons & Company, and agreed that it would further consider the merger option.

On April 6, 2010, the WMZ Conflicts Committee held a telephonic meeting, which representatives of Fulbright and Simmons & Company attended. After further consultation with its advisors, the WMZ Conflicts Committee determined that it would be open to consideration of the merger structure for a proposed transaction with Williams Partners. A merger structure would require approval by holders of a majority of the Non-affiliated WMZ Common Units, an additional form of approval of a related party transaction under the WMZ partnership agreement. A merger structure would also assure that all holders of such units would receive the same consideration in an acquisition of all such units as opposed to a partial exchange offer followed by a subsequent transaction that might not involve the same type or amount of consideration to remaining holders of Publicly Owned WMZ Common Units. Moreover, the WMZ Conflicts Committee would have the opportunity to negotiate the related merger agreement on behalf of WMZ and the holders of the Non-affiliated WMZ Common Units.

On April 7, 2010, Fulbright indicated to Gibson Dunn the willingness of the WMZ Conflicts Committee to consider a merger structure; on April 18, 2010, Gibson Dunn provided an initial draft of a merger agreement to Fulbright. Several drafts were exchanged in the next several weeks.

On April 21, 2010, the WMZ Conflicts Committee met at the offices of Simmons & Company in Houston with representatives of Simmons & Company and Fulbright. Presentation materials were provided to the WMZ Conflicts Committee in connection with the meeting, although Brent Austin, a member of the WMZ Conflicts Committee, was unable to attend the meeting due to a family emergency. At this meeting, Simmons & Company provided the WMZ Conflicts Committee with its preliminary analyses of the fairness of a proposed merger transaction, from a financial point of view, to holders of Non-affiliated WMZ Common Units. Simmons & Company responded to several questions from the WMZ Conflicts Committee about its analyses. Simmons & Company confirmed to the WMZ Conflicts Committee that management of Williams, Williams Partners, and WMZ and their advisors had provided all of the information that Simmons & Company had requested to conduct its analyses. Simmons & Company advised the WMZ Conflicts Committee that it would be prepared to issue a formal opinion subject to its review of the terms and conditions of a merger agreement and updated due diligence. Fulbright then discussed with the WMZ Conflicts Committee its initial review of the merger agreement.

On April 26, 2010, Fulbright provided to Gibson Dunn its initial comments on the draft merger agreement. On April 27, 2010, Gibson Dunn provided to Fulbright an initial draft of a joint proxy statement/prospectus for use in connection with a special meeting of WMZ limited partners to consider and vote on the approval and adoption of an agreement and plan of merger and the merger itself. Additional drafts of the joint proxy statement/prospectus were exchanged between Gibson Dunn and Fulbright in the next several weeks.

On April 29, 2010, in a conference call between Fulbright and Gibson Dunn, along with Williams Partners’ tax advisors, Andrews Kurth LLP, Fulbright expressed a preference, in light of tax considerations, to change the structure of any proposed merger from a forward triangular merger in which WMZ would merge with and into Merger Sub, which is owned indirectly by Williams Partners, to a reverse triangular merger in which Merger Sub would merge with and into WMZ, with WMZ as the surviving entity and becoming a wholly owned indirect subsidiary of Williams Partners. The next draft of the merger agreement reflected that change.

On May 12, 2010, Williams Partners filed a Current Report on Form 8-K that recast Williams Partners’ historical consolidated financial statements and notes to reflect the combined historical results for all periods presented as a result of the Dropdown. This filing was a necessary predicate to the filing of any registration statement in connection with an exchange offer or a merger transaction.

On May 12 and 17, 2010, the WMZ Conflicts Committee held telephonic meetings, which Fulbright and Simmons & Company attended. Fulbright and Simmons & Company updated the WMZ Conflicts Committee on the status of the negotiations with Williams Partners regarding the proposed merger.

On May 18, 2010, representatives of the WMZ Conflicts Committee had a conference call with representatives of Williams Partners to discuss open items in the proposed merger agreement. Following that call, on that same date, the WMZ Conflicts Committee held a telephonic meeting with Fulbright to discuss the merger agreement and the status of the merger negotiations further. On May 19, the WMZ Conflicts Committee held a telephonic meeting at which Simmons & Company and Fulbright were present to discuss further the merger agreement and the status of the merger negotiations.

Following that meeting, all of the members of the WMZ Conflicts Committee had a conference call with representatives of Williams Partners. Upon inquiry from Mr. House, Williams Partners stated that the exchange ratio announced in connection with the proposed exchange offer on January 19, 2010 would be the exchange ratio Williams Partners would offer in a merger transaction. After further discussion of open items, the WMZ Conflicts Committee advised that subject to finalization of other matters it was prepared to meet to consider the proposed merger transaction.

On May 21, 2010, Fulbright and Simmons & Company conducted a final due diligence session with representatives of Williams and Williams Partners.

Further, on May 21, 2010, the WMZ Board formally confirmed its delegation to the WMZ Conflicts Committee of matters relating to the proposed merger by approving by unanimous written consent resolutions that, among other things, (i) authorized and empowered the WMZ Conflicts Committee to review, evaluate and negotiate the Merger and the Merger Agreement on behalf of WMZ and the holders of Non-affiliated WMZ Common Units, to make a recommendation to the WMZ Board whether or not to approve, on behalf of the WMZ General Partner, the Merger and the Merger Agreement, to determine whether the Merger and the Merger Agreement are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units, and to determine whether to approve the Merger and the Merger Agreement by Special Approval (pursuant to Section 7.9(a) of the WMZ Partnership Agreement) and if appropriate to make a recommendation to the holders of Non-affiliated WMZ Common Units to approve the Merger and the Merger Agreement and (ii) ratified all acts and deeds previously performed by the members of the WMZ Conflicts Committee and the WMZ Conflicts Committee’s independent professional advisors.

Later on May 21, 2010, at 5:00 p.m. Central Daylight Time, the WMZ Conflicts Committee met telephonically to consider the proposed form of merger agreement and merger with representatives of Simmons & Company and Fulbright in attendance. Based on presentation materials provided to the WMZ Conflicts Committee that day, representatives of Simmons & Company reviewed with the WMZ Conflicts Committee their financial analyses with respect to the proposed merger and responded to questions from the WMZ Conflicts Committee. At the request of the WMZ Conflicts Committee, Simmons & Company then rendered its oral opinion (which was subsequently confirmed in writing by delivery of Simmons & Company’s written opinion dated the same date) that the proposed merger at the consideration set forth in the Merger Agreement was fair, from a financial point of view, to the holders of Non-affiliated WMZ Common Units.

Representatives of Fulbright then reviewed the Merger Agreement and advised the WMZ Conflicts Committee of changes to the terms of the Merger Agreement since the committee was last updated, and that, to its knowledge, all material open issues had been resolved. Following further discussion, the WMZ Conflicts Committee resolved unanimously (i) that the form, terms and provisions of the Merger Agreement are in all respects approved; (ii) that the WMZ Conflicts Committee believes that the Merger Agreement and the Merger are in the best interests of WMZ and the holders of the Non-affiliated WMZ Common Units; (iii) that in accordance with Section 7.9(a) of the WMZ Partnership Agreement, the WMZ Conflicts Committee approves by Special Approval the Merger Agreement and the Merger as being in the best interests of WMZ and the holders of the Non-affiliated WMZ Common Units; (iv) that the WMZ Conflicts Committee recommends approval of the Merger Agreement and the Merger by the WMZ Board and by the holders of the Non-affiliated WMZ Common Units; and (v) that all prior acts and deeds performed by any member of the WMZ Conflicts Committee, Simmons & Company, Fulbright or any other professional advisor to the WMZ Conflicts Committee are approved, ratified and confirmed in all respects as the authorized acts and deeds of or on behalf of the WMZ Conflicts Committee. Following the meeting, Fulbright provided a copy of the executed Simmons & Company fairness opinion and the resolutions of the WMZ Conflicts Committee to Gibson Dunn.

Following the WMZ Conflicts Committee meeting on May 21, 2010, the WMZ Board approved, by unanimous written consent, resolutions, among other things, (i) approving and ratifying the earlier delegation of authority to the WMZ Conflicts Committee and (ii) based upon the Special Approval of the WMZ Conflicts Committee, and consistent with the WMZ Conflicts Committee’s recommendation to the WMZ Board and in reliance thereon, authorizing and approving, on behalf of the WMZ General Partner, the Merger and the Merger Agreement and recommending that the holders of Non-affiliated WMZ Common Units vote in favor of the approval and adoption of the Merger and the Merger Agreement.

On May 21, 2010, the Williams Partners Board approved, on behalf of the Williams Partners General Partner, Williams Partners, the Operating Company and Merger Sub, by unanimous written consent, the Merger and the Merger Agreement. The Williams Partners Board confirmed such approval at a telephonic meeting on May 24, 2010, following which the Merger Agreement was executed and delivered.

On May 25, 2010, a lawsuit was filed in Tulsa, Oklahoma against WMZ, certain of the officers and directors of the WMZ General Partner, Williams Partners and Williams. The lawsuit seeks class action status, and asserts claims of self-dealing and breach of fiduciary duty in connection with the Merger.

Williams Partners’ Reasons for the Merger

Williams Partners currently indirectly owns an approximate 45.7% limited partner interest and a 2% general partner interest in WMZ. Williams Partners wants to complete the Merger because Williams Partners believes that merging Merger Sub into WMZ and fully integrating WMZ into Williams Partners will reduce organizational complexity and administrative costs and provide greater overall operational efficiency, while at the same time providing the holders of Publicly Owned WMZ Common Units with the opportunity to become owners of a much larger, diversified pipeline and midstream partnership that has an investment grade credit profile and is better able to finance growth opportunities.

Recommendation of the WMZ Conflicts Committee and the WMZ Board

The WMZ Conflicts Committee and the WMZ Board recommend that you vote FOR the merger proposal.

The WMZ partnership agreement requires that the WMZ General Partner approve the Merger Agreement before submitting it to a vote of WMZ’s limited partners. In light of potential conflicts of interest between Williams Partners, the WMZ General Partner and its affiliates, including Williams, on the one hand, and the interests of WMZ and the holders of Non-affiliated WMZ Common Units, on the other hand, the WMZ Board requested that the WMZ Conflicts Committee, consisting exclusively of directors who meet the independence requirements established in the WMZ partnership agreement, review, negotiate and evaluate the Merger Agreement and the Merger and related matters.

Under the WMZ partnership agreement, the WMZ Conflicts Committee must be comprised of two or more directors, each of whom (a) is not a security holder, officer or employee of the WMZ General Partner, (b) is not an officer, director or employee of any Affiliate of the WMZ General Partner, (c) is not a holder of any ownership interest in WMZ and its subsidiaries other than WMZ Common Units and awards under the WMZ Long Term Incentive Plan (as defined in the WMZ partnership agreement) and meets the independence standards required of a director who serves on an audit committee established under the Exchange Act and the NYSE. On January 25, 2010, the WMZ Board reconfirmed that Emmitt C. House, H. Brent Austin and Steven L. Zelkowitz met these qualifications and would continue to constitute the WMZ Conflicts Committee.

The WMZ Conflicts Committee retained Fulbright as its independent legal counsel and Simmons & Company as its independent financial advisor in connection with its review of any possible transaction involving the WMZ General Partner or any of its affiliates (including Williams Partners). The WMZ Conflicts Committee believed that Simmons & Company was independent based on the lack of recent material business relationships between Simmons & Company and Williams, Williams Partners, WMZ or their affiliates and was competent to perform its engagement to render its views and opinion as to the fairness, from a financial point of view, to the Non-affiliated WMZ Common Units of the consideration being paid in the possible transaction. The WMZ Conflicts Committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of Williams Partners’ proposal and conducted negotiations with Williams Partners and its representatives with respect to the Merger and the Merger Agreement and the various other agreements and documents related to the Merger.

On May 21, 2010, the WMZ Conflicts Committee, after receiving the opinion of Simmons & Company that the proposed merger at the consideration set forth in the Merger Agreement was fair, from a financial point of view, to the holders of Non-affiliated WMZ Common Units, unanimously determined that the Merger Agreement and the Merger are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units and recommended that the Merger Agreement and the Merger be approved by the WMZ Board and the holders of Non-affiliated WMZ Common Units. Based on the WMZ Conflicts Committee’s recommendation, the WMZ Board, acting on behalf of the WMZ General Partner, unanimously approved the Merger Agreement and the Merger and recommended that the holders of Non-affiliated WMZ Common Units vote to approve and adopt the Merger Agreement and the Merger.

In considering the recommendation of the WMZ Conflicts Committee and the WMZ Board with respect to the Merger Agreement and the Merger, you should be aware that some of the executive officers and directors of the WMZ General Partner who are not members of the WMZ Conflicts Committee may have interests in the Merger that are different from, or in addition to, the interests of holders of WMZ Common Units generally. The WMZ Conflicts Committee and the WMZ Board were aware of these interests in recommending approval of the Merger Agreement and the Merger. Please read “— Interests of Certain Persons in the Merger.”

Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties

The actions with respect to the Merger and the Merger Agreement by a majority of the members of the WMZ Conflicts Committee acting in good faith constitute “Special Approval” under the WMZ partnership agreement.

Under Section 7.9(a) of the WMZ partnership agreement, whenever a potential conflict of interest exists, such as consideration of the Merger and the Merger Agreement, a resolution of such conflict shall be permitted and deemed approved by all partners of WMZ, and shall not constitute a breach of the WMZ partnership agreement or of any duty stated or implied by law, in equity or otherwise, if the resolution is approved by Special Approval, namely approval by a majority of the members of the WMZ Conflicts Committee acting in good faith. In order for an action by the WMZ Conflicts Committee to be in “good faith” under the WMZ partnership agreement, the persons taking the action must believe that the action is in the best interests of WMZ.

Further, under Section 7.9(a) of the WMZ partnership agreement, the WMZ Conflicts Committee is presumed to have acted in good faith. In any proceeding brought by any person, including a WMZ unitholder,

challenging the actions of the Special Committee with respect to the Merger and the Merger Agreement, the WMZ partnership agreement states that such person shall have the burden of overcoming such presumption.

Under Section 7.10(b) of the WMZ partnership agreement, any action taken or omitted to be taken by the WMZ General Partner in reliance upon the opinion of an investment banker, among others, as to matters reasonably believed to be in such person’s professional or expert competence shall be “conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.”

A conflict of interest is also deemed approved under Section 7.9(a) of the WMZ partnership agreement if approved by holders of a majority of Non-affiliated WMZ Common Units.

Reasons for the WMZ Conflicts Committee’s Recommendation

The WMZ Conflicts Committee considered a number of factors in determining that the Merger and the Merger Agreement are in the best interests of WMZ and the holders of Non-affiliated WMZ Common Units and recommending the approval of the Merger and the Merger Agreement to the WMZ Board and to holders of Non-affiliated WMZ Common Units. The material factors are summarized below.

The WMZ Conflicts Committee viewed the following factors as being generally positive or favorable in coming to its determination and recommendation:

•	Simmons & Company, independent financial advisor to the WMZ Conflicts Committee, rendered to the WMZ Conflicts Committee on April 21, 2010 and on May 21, 2010 its opinion that the Exchange Ratio set forth in the Merger Agreement is fair, from a financial point of view, to the holders of Non-affiliated WMZ Common Units.

•	The financial analyses of Simmons & Company were favorable, and they were reviewed and discussed by Simmons & Company with the WMZ Conflicts Committee on April 21, 2010 and May 21, 2010.

•	The current quarterly cash distribution on the Williams Partners Common Units is significantly higher than the current quarterly cash distribution on the WMZ Common Units. The first quarter 2010 cash distribution on each Williams Partners Common Unit represented a 49% premium over the distribution paid by WMZ for the first quarter of 2010 on the number of WMZ Common Units that would be exchanged into one Williams Partners Common Unit in the Merger.

•	Because the proposed exchange ratio was announced at the same time as the Dropdown, holders of Publicly Owned WMZ Common Units would be able to benefit from any increase in the market price of the Williams Partners Common Units as a result of the Dropdown. The closing market price of the Williams Partners Common Units increased 18% from January 15, 2010, the last trading day prior to the announcement of the Dropdown and the proposed exchange ratio, through May 21, 2010.

•	The WMZ Conflicts Committee believed, based, among other things, on statements of Williams Partners’ management, that the Exchange Ratio represented the highest per unit consideration that Williams Partners would pay for Publicly Owned WMZ Common Units.

•	From January 19, 2010, the date that the Dropdown and Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units were announced, to the time of the WMZ Conflicts Committee’s determination and recommendations, no third parties indicated any interest in pursuing a combination transaction with WMZ or the WMZ General Partner.

•	Given that WMZ’s only significant asset is a 35% interest in a single pipeline system controlled by Williams Partners and that Williams Partners already controls approximately 48% of WMZ’s partnership interests, including all of WMZ’s general partner interests, it appeared unrealistic for the WMZ Conflicts Committee to believe that a more attractive alternative proposal would be forthcoming from an unrelated third party.

•	Williams Partners is a much larger and more diversified energy master limited partnership with an investment grade credit rating that, among other things, is expected to have increased access to capital and increased scale, scope and diversification of revenue sources and, based on historic trading volumes for its units, is expected to offer greater trading liquidity.

•	Williams recently transferred a substantial majority of its natural gas transportation assets in the Dropdown to Williams Partners and incurred substantial expenses in connection with the Dropdown. As a result, the possibility that any of such assets would be further dropped down to WMZ by Williams as an avenue for WMZ’s future growth has been substantially diminished. While WMZ still may be able to grow organically or through third party acquisitions, the pace of such growth will likely be slower than if WMZ could obtain contributions of assets to WMZ by Williams.

•	The Merger will provide holders of WMZ Common Units with the benefits of the combination while eliminating the potential of conflicts of interests between Williams Partners and WMZ, both operationally and with respect to asset sales and joint ventures, that can arise because they share common management teams and operate in the same industry.

•	The Merger is expected to result in cost savings, principally from general and administrative costs.

•	Generally, except with respect to cash received in lieu of fractional WMZ Common Units, no gain or loss is expected to be recognized for U.S. federal income tax purposes by the holders of Publicly Owned WMZ Common Units as a result of the Merger.

•	The terms of the Merger Agreement included, among other things:

•	the requirement that the Merger Agreement and the Merger be approved by the holders of a majority of the Non-affiliated WMZ Common Units;

•	provisions allowing the WMZ Board or the WMZ Conflicts Committee to withdraw or change its recommendation of the Merger Agreement and the Merger in certain circumstances if it makes a good faith determination that the failure to change its recommendation would be reasonably likely to constitute a breach of its fiduciary duties under applicable law;

•	provisions allowing for WMZ to participate, in certain circumstances, in negotiations with a third party in response to an unsolicited alternative proposal that is reasonably likely to result in a superior proposal;

•	the lack of a break-up fee for termination of the Merger Agreement in accordance with its terms;

•	limited conditions and exceptions to the material adverse effect closing condition and other closing conditions; and

•	the lack of a need by Williams Partners to finance any component of the purchase price because the consideration is composed of Williams Partners Common Units.

The WMZ Conflicts Committee considered the following factors to be generally negative or unfavorable in making its determination and recommendation:

•	It is possible that the price for Williams Partners Common Units could diminish prior to closing, reducing the value of the Williams Partners Common Units to be received by virtue of the Exchange Ratio from their value at the time of the signing of the Merger Agreement.

•	The Merger might not be completed in a timely manner, or at all, which could result in significant costs and a decline in the trading price of WMZ Common Units.

•	One of WMZ’s primary business objectives is to generate stable cash flows through the ownership and operation of natural gas transportation and storage assets. Williams Partners was formed to own, operate and acquire a diversified portfolio of complementary energy assets, which may not generate cash flows as stable as natural gas transportation and storage assets.

•	The Merger Agreement limits WMZ’s ability to solicit third party offers, although it does allow the WMZ Board and WMZ Conflicts Committee in certain circumstances to withdraw, modify or qualify their recommendations of the Merger or recommend, adopt or approve a takeover proposal.

Finally, the WMZ Conflicts Committee considered as favorable to approval of the Merger Agreement and the Merger a number of procedural factors associated with the Merger, including the following:

•	The WMZ Board of Directors unanimously delegated to the WMZ Conflicts Committee the authority to review, evaluate and negotiate the Merger and the Merger Agreement.

•	The WMZ Conflicts Committee consists solely of directors each of whom (a) is not a security holder, officer or employee of the WMZ General Partner, (b) is not an officer, director or employee of any affiliate of the WMZ General Partner, (c) is not a holder of any ownership interest in WMZ and its subsidiaries other than WMZ Common Units and awards under the WMZ Long Term Incentive Plan (as defined in the WMZ partnership agreement) and (d) meets the independence standards required of a director who serves on an audit committee established under the Exchange Act and the NYSE.

•	The members of the WMZ Conflicts Committee were adequately compensated for their services and their compensation was in no way contingent on their approving the Merger Agreement or the Merger.

•	The members of the WMZ Conflicts Committee will not personally benefit from the completion of the Merger in a manner different from the holders of Non-affiliated WMZ Common Units.

•	The WMZ Conflicts Committee was given authority to select and compensate legal, financial and other independent advisors as it deemed appropriate.

•	The WMZ Conflicts Committee retained and was advised by independent legal counsel, Fulbright, and an independent financial advisor, Simmons & Company, who was also engaged to render an opinion as to the fairness, from a financial point of view, to the holders of Non-affiliated WMZ Common Units of the consideration proposed to be paid in the Merger.

•	The WMZ Conflicts Committee and its legal counsel and financial advisor conducted due diligence regarding Williams Partners and WMZ.

•	The WMZ Conflicts Committee had the ultimate authority to decide whether or not to proceed with the proposed merger.

•	The WMZ Conflicts Committee, with the assistance of its legal and financial advisors, negotiated the terms of the Merger Agreement on an arm’s-length basis with Williams Partners and its legal and financial advisors.

•	The structure of the acquisition was changed from an exchange offer by Williams Partners to the negotiated Merger, thereby (i) requiring approval by holders of a majority of Non-affiliated WMZ Common Units, an additional form of approval of a conflict of interest transaction under the WMZ partnership agreement, and, (ii) if so approved, assuring that all holders of Publicly Owned WMZ Common Units would receive the same consideration in a Williams Partners’ acquisition of 100% of Publicly Owned WMZ Common Units.

•	The structure of the acquisition was changed at the request of the WMZ Conflicts Committee to a merger in which WMZ would survive, thereby decreasing the risk of adverse tax consequences to WMZ and the holders of Non-affiliated WMZ Common Units as a result of the Merger.

•	The WMZ Conflicts Committee was aware that it had no obligation to recommend any transaction, including the merger proposal put forth by Williams Partners.

The foregoing discussion of the information and factors considered by the WMZ Conflicts Committee is not intended to be exhaustive, but includes the relevant factors considered by the WMZ Conflicts Committee. In view of the variety of factors considered in connection with its evaluation of the Merger, the WMZ Conflicts Committee did not find it practicable to, and did not, quantify or otherwise assign specific weights to the factors considered in reaching its determination and recommendation. In addition, each of the members of the WMZ Conflicts Committee may have given differing weights to different factors. On balance, the WMZ Conflicts Committee believed that the positive factors discussed above outweighed the negative factors discussed above.

Unaudited Financial Projections of WMZ

WMZ has not historically published projections as to long-term future performance or earnings. However, in connection with the proposed Merger, management of the WMZ General Partner provided projections relating to WMZ that included future financial and operating performance. The projections were prepared for WMZ on a stand-alone basis by employees of Williams who normally render services to WMZ. These non-public projections were provided to Simmons & Company for use and consideration in its financial analysis and in preparation of its opinion to the WMZ Conflicts Committee. The projections were also presented to the WMZ Conflicts Committee and members of the WMZ Board. A summary of these projections is included below to give holders of WMZ Common Units access to certain non-public unaudited prospective financial information that was made available to Simmons & Company, the WMZ Conflicts Committee and the WMZ Board in connection the proposed Merger.

You should be aware that uncertainties are inherent in prospective financial information of any kind. None of Williams, Williams Partners, WMZ or any of their affiliates, advisors, officers, directors or representatives has made or makes any representation or can give any assurance to any WMZ unitholder or any other person regarding the ultimate performance of WMZ compared to the summarized information set forth below or that any such results will be achieved.

The summary projections set forth below summarize the most recent projections provided to Simmons & Company, the WMZ Conflicts Committee and members of the WMZ Board prior to the execution of the Merger Agreement. The inclusion of the following summary projections in this joint proxy statement/prospectus should not be regarded as an indication that WMZ or its representatives considered or consider the projections to be a reliable or accurate prediction of future performance or events, and the summary projections set forth below should not be relied upon as such.

The projections summarized below were prepared by employees of Williams who normally render services to WMZ in connection with the evaluation of the proposed Merger or for internal planning purposes only and not with a view toward public disclosure or toward compliance with GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants. Neither Ernst & Young nor any other independent registered public accounting firm have compiled, examined or performed any procedures with respect to the prospective financial information contained in the projections and accordingly, Ernst & Young does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young reports incorporated by reference into this joint proxy statement/prospectus with respect to WMZ and Northwest Pipeline relate to historical financial information of WMZ. Such reports do not extend to the projections included below and should not be read to do so. The WMZ Board did not prepare, and neither the WMZ Board, the WMZ General Partner nor Williams Partners gives any assurance regarding, the summarized information.

The internal financial projections of WMZ are, in general, prepared solely for internal use. Such internal financial forecasts are inherently subjective in nature, susceptible to interpretation and, accordingly, such forecasts may not be achieved. The internal financial forecasts also reflect numerous assumptions made by management, including material assumptions that may not be realized and are subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the preparing party. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the foregoing projected financial information was based will prove accurate. There will be differences between actual and forecasted results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time in the future over which these assumptions apply. Any inaccuracy of assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods. The projections are forward-looking statements and are subject to risks and uncertainties. You should consider the risks identified in the WMZ 2009 10-K.

In developing the projections, management of the WMZ General Partner made numerous material assumptions with respect to WMZ for the period from 2010 to 2014, including:

•	organic growth opportunities, and the amounts and timing of related costs and potential economic returns;

•	outstanding debt during applicable periods, and the availability and cost of capital;

•	the cash flow from existing assets and business activities;

•	the prices and production of, and demand for crude oil, natural gas, NGLs and other hydrocarbon products; and

•	other general business, market and financial assumptions.

In addition, additional assumptions were made with respect to the size, availability, timing and anticipated results of, and cash flows from, acquired assets. All of these assumptions involve variables making them difficult to predict, and most are beyond the control of WMZ. Although management of the WMZ General Partner believes that there was a reasonable basis for its projections and underlying assumptions, any assumptions for near-term projected cases remain uncertain, and the risk of inaccuracy increases with the length of the forecasted period. The projection of future acquisitions is particularly difficult as WMZ has no control over the availability or price of future acquisition opportunities.

The summarized projected financial information set forth below was based on WMZ’s actual results through December 31, 2009 and projected results for 2010, 2011 and 2012.

	Years Ended December 31,
	2010	2011	2012
	(Millions of dollars)

Net income	$50	$52	$52
Distributable cash flow(1)	49	51	51

(1)	Distributable cash flow is a non-GAAP financial measure under the rules of the SEC. For WMZ, distributable cash flow is defined as net income less its equity earnings in Northwest Pipeline, plus reimbursements under an omnibus agreement, plus cash distributed by Northwest Pipeline attributable to Northwest Pipeline’s operations through the current reporting period. The following table is a reconciliation of distributable cash flow to net income, its most directly comparable GAAP financial measure. Distributable cash flow is not intended to represent cash flows for the period, nor is it presented as an alternative to net income or cash flow from operations.

	Years Ended December 31,
	2010	2011	2012
	(Millions of dollars)

Net income	$50	$52	$52
Less:
Equity earnings from investment in Northwest Pipeline	(53)	(54)	(54)
Add:
Reimbursements under an omnibus agreement	1	—	—
Cash distributions from Northwest Pipeline	51	53	53

Distributable cash flow	$49	$51	$51

WMZ DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Opinion of Simmons & Company — Financial Advisor to WMZ Conflicts Committee

Simmons & Company acted as independent financial advisor to the WMZ Conflicts Committee in connection with the proposed Merger and Merger Agreement. On May 21, 2010, Simmons & Company rendered its written opinion to the WMZ Conflicts Committee to the effect that as of the date of such opinion, the consideration to be received by the holders of Publicly Owned WMZ Common Units as set forth in the Merger Agreement (the “Merger Consideration”) is fair, from a financial point of view, to the holders of Non-affiliated WMZ Common Units.

Simmons & Company’s opinion was directed to the WMZ Conflicts Committee and only addressed the fairness, from a financial point of view, to the holders of Non-affiliated WMZ Common Units of the Merger Consideration, and did not address any other aspect or implication of the Merger. The summary of Simmons & Company’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Simmons & Company in preparing its opinion. However, neither Simmons & Company’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any holder of WMZ partnership interests as to how such holder should vote or act with respect to any matter relating to the Merger.

In arriving at its opinion, Simmons & Company reviewed and analyzed, among other things, the following:

•	the Merger Agreement;

•	the financial statements and other information concerning WMZ, including that contained in WMZ’s Annual Reports on Form 10-K for each of the years in the two year period ended December 31, 2009; and WMZ’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009 and March 31, 2010;

•	certain other internal information, primarily financial in nature, relating to WMZ, which was provided to Simmons & Company by WMZ, including the projected financial results, prepared by employees of Williams who normally render services to WMZ, for the five year period ending December 31, 2014;

•	certain publicly available information concerning the trading of, and trading market for, the WMZ Common Units;

•	the financial statements and other information concerning Williams Partners, including that contained in Williams Partners’ Annual Reports on Form 10-K for each of the years in the three year period ended December 31, 2009; Williams Partners’ Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009 and March 31, 2010; Williams Partners’ draft Form S-4 dated May 20, 2010; Williams Partners’ Current Reports on Form 8-K and Forms 425 filed during the period from January 1, 2010 to May 21, 2010; and various other reports and documents provided by the management of Williams Partners;

•	certain other internal information, primarily financial in nature, relating to Williams Partners, which was provided to Simmons & Company by Williams Partners, including projected financial results prepared by employees of Williams who normally render services to Williams Partners, for the five year period ending December 31, 2014;

•	certain publicly available information concerning the trading of, and the trading market for, the Williams Partners Common Units;

•	certain publicly available information with respect to certain other publicly traded companies and limited partnerships Simmons & Company believes to be comparable to WMZ and Williams Partners and the trading markets for certain of such companies’ securities;

•	certain publicly available information concerning the estimates of the future operating and financial performance of Williams Partners, WMZ and the comparable companies prepared by industry experts unaffiliated with either Williams Partners or WMZ;

•	certain publicly available information concerning the markets in which Williams Partners and WMZ operate prepared by industry experts unaffiliated with either Williams Partners or WMZ;

•	certain publicly available information concerning the nature and terms of certain other transactions considered relevant to Simmons & Company’s analysis; and

•	such other analyses and examinations as Simmons & Company deemed necessary and appropriate.

Simmons & Company also met with certain officers and employees of WMZ and Williams Partners to discuss the foregoing, as well as other matters believed relevant to the inquiry.

In connection with its review, Simmons & Company did not independently verify any of the foregoing information (including the information contained in this joint proxy statement/prospectus), and Simmons & Company relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for WMZ and Williams Partners that Simmons & Company used in its analyses, the management of WMZ and Williams Partners advised Simmons & Company, and Simmons & Company assumed, that such forecasts were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgment of management of each of WMZ and Williams Partners as to the future financial performance of WMZ and Williams Partners, respectively. The WMZ Conflicts Committee advised Simmons & Company that each of WMZ and Williams Partners obtains financial, administrative and other services from Williams and that, among other things, employees of Williams who normally render services to WMZ and Williams Partners prepared the financial forecasts relating to WMZ and Williams Partners provided to or discussed with Simmons & Company by WMZ and Williams Partners. Simmons & Company also assumed that, in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived by the Merger and that the Merger would be consummated in accordance with the terms of the Merger Agreement without any waiver, amendment or delay of any material terms or conditions thereof. Simmons & Company did not investigate or otherwise evaluate the potential effects of the Merger on the federal, state or other taxes or tax rates payable by WMZ, Williams Partners or their respective security holders, and assumed that such taxes and tax rates would not be affected by or after giving effect to the Merger. In addition, Simmons & Company was not requested to make, and did not make, an independent evaluation or appraisal of the assets of WMZ or Williams Partners, nor was Simmons & Company furnished with any such evaluations or appraisals.

Simmons & Company’s opinion addresses only the fairness, from a financial point of view, to the holders of Non-affiliated WMZ Common Units of the Merger Consideration and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Furthermore, no opinion, counsel or interpretation was intended regarding matters that require legal, regulatory, accounting, insurance, tax, executive compensation or other similar professional advice. Simmons & Company assumed that such opinions, counsel, interpretations or advice had been or would be obtained from the appropriate professional sources. The issuance of Simmons & Company’s opinion was approved by an authorized internal committee of Simmons & Company.

Simmons & Company’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on such date and upon certain assumptions regarding such financial, economic, market and other conditions which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on Simmons & Company’s analyses or opinion. In addition, as the WMZ Conflicts Committee was aware, the financial projections and estimates that Simmons & Company reviewed relating to the future financial performance of WMZ and Williams Partners reflect certain assumptions regarding the oil and gas industry and commodity prices which are subject to significant volatility and which, if different than assumed, could have a material impact on Simmons & Company’s analyses or opinion. Simmons & Company did not express any opinion as to what the value of the Williams Partners Common Units actually would be when issued to the holders of Publicly Owned WMZ Common Units pursuant to the Merger or the prices at which the Williams Partners Common Units or WMZ Common Units would trade at any time. Simmons & Company’s opinion did not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to WMZ, nor did it address the underlying business decision of WMZ to proceed with the Merger. Simmons & Company was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of WMZ. The WMZ Conflicts Committee imposed no restrictions or limitations on Simmons & Company with respect to the investigation made or the procedures followed by Simmons & Company in rendering its opinion. In addition, the Merger Consideration was determined between WMZ and Williams Partners and not as a result of a recommendation by Simmons & Company, and the decision of WMZ to enter into the Merger Agreement was solely that of the board of directors of WMZ General Partner, based on the approval and recommendation of the WMZ Conflicts Committee.

It is understood that Simmons & Company’s opinion was for the information of the WMZ Conflicts Committee in connection with its consideration of the Merger and does not constitute advice or a recommendation to any security holder of WMZ as to how such security holder should vote or act on the proposed Merger or any other matter.

In preparing its opinion to the WMZ Conflicts Committee, Simmons & Company performed a variety of analyses, including those described below. The summary of Simmons & Company’s valuation analyses is not a complete description of the analyses underlying Simmons & Company’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Simmons & Company’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Simmons & Company arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Simmons & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Simmons & Company considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. No company or business used in Simmons & Company’s analyses for comparative purposes is identical to WMZ, Williams Partners or the proposed transaction. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Simmons & Company did not make separate or quantifiable judgments regarding individual analyses. The implied exchange ratio reference ranges indicated by Simmons & Company’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond WMZ’s control and the control of Simmons & Company. Much of the information used in, and accordingly the results of, Simmons & Company’s analyses are inherently subject to substantial uncertainty.

The following is a summary of the material valuation analyses performed in connection with the preparation of Simmons & Company’s opinion rendered to the WMZ Conflicts Committee on May 21, 2010. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and underlying assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Simmons & Company’s analyses.

Discounted Cash Flow Analysis

Simmons & Company performed a discounted cash flow analysis of the projected levered free cash flows of WMZ and Williams Partners for the calendar years 2010 through 2014. Simmons & Company assumed discount rates of 6.0% to 12.0% for WMZ and 8.0% to 14.0% for Williams Partners and calculated terminal values using a range of multiples of projected EBITDA from 10.0x to 14.0x for WMZ and 8.0x to 12.0x for Williams Partners. The discount rates reflect an estimate of the respective costs of capital and an approximation of the different risk attributable to the WMZ and Williams Partners cash flows.

The projections underlying the discounted cash flow analysis were prepared by employees of Williams who normally render services to WMZ and Williams Partners and provided to Simmons & Company by management of each of WMZ and Williams Partners for the period 2010 through 2014. In performing the discounted cash flow analysis, Simmons & Company considered a range of cases with respect to the operating and financial projections in which, among other things, the assumed commodity price environment and number of growth projects for WMZ and Williams Partners were varied. The discounted cash flow analyses indicated the implied exchange ratio reference range of Williams Partners Common Units per WMZ Common Unit below, with the exchange ratio under the Merger Agreement above the range.

Implied Exchange Ratio of	Exchange Ratio
Discounted Cash Flow Analysis	Payable Under the Merger Agreement

0.4152x — 0.5561x	0.7584x

Comparable MLP Analysis

Simmons & Company reviewed and compared certain financial information relating to WMZ and Williams Partners to corresponding financial information, ratios and public market multiples for the following eight publicly traded energy pipeline master limited partnerships (MLPs):

• Boardwalk Pipeline Partners, LP	• Enterprise Products Partners L.P.
• El Paso Pipeline Partners, L.P.	• Kinder Morgan Energy Partners, L.P.
• Enbridge Energy Partners, L.P.	• Spectra Energy Partners, LP
• Energy Transfer Partners, L.P.	• Williams Partners L.P.

The partnerships listed above (the “Selected Partnerships”) were chosen because they are publicly traded MLPs with operations that for purposes of analysis may be considered similar to WMZ in one or more respects including the nature of their business, stability of cash flows, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the Selected Partnerships, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller partnership with substantially similar lines of businesses and business focus may have been included while a similarly sized partnership with less similar lines of business and greater diversification may have been excluded. Simmons & Company identified a sufficient number of partnerships for purposes of its analysis but may not have included all partnerships that might be deemed comparable to WMZ. Simmons & Company calculated various multiples and ratios for the Selected Partnerships and used the multiples and ratios as reference points to develop an indicative valuation for WMZ. All multiples were based on closing market prices on May 19, 2010 and balance sheets as of March 31, 2010. Estimated financial data for the Selected Partnerships were based on publicly available research analysts’ estimates. Simmons & Company reviewed multiples and ratios for the Selected Partnerships based on estimates of projected 2010 and projected 2011 EBITDA and distributable cash flow.

Simmons & Company applied multiple ranges based on the Selected Partnerships analysis to corresponding financial data for WMZ based on WMZ’s management projections to calculate an implied WMZ value to the projected EBITDA and distributable cash flow multiples, respectively, for comparable MLPs.

	Implied Transaction Value to Projected	Implied Transaction Value to
	EBITDA for	Projected EBITDA
	Comparable MLP Analysis(1)	Under the Merger Agreement

2010	10.7x — 12.5x	11.7x
2011	9.1x — 11.6x	11.2x

	Implied Transaction Value to	Implied Transaction Value to
	Projected Distributable Cash Flow for	Projected Distributable Cash Flow
	Comparable MLP Analysis(1)	Under the Merger Agreement

2010	10.8x — 14.4x	20.0x
2011	9.6x — 13.3x	19.1x

(1)	Excludes highest and lowest multiple

None of the comparable MLPs is identical to WMZ. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable MLPs and other factors that could affect the public valuation of the comparable MLPs, as well as that of WMZ or Williams Partners.

Comparable Transactions Analysis

Simmons & Company analyzed certain publicly-available information relating to selected transactions in the midstream industry since 2006 (collectively, “Selected Transactions”). Specifically, Simmons & Company calculated, when available, the last twelve months EBITDA multiples implied by the aggregate purchase price of the Selected Transactions and used these multiples as reference points to develop an indicative valuation range for the Merger Consideration. Simmons & Company compared (i) multiples ranges of implied transaction values to last twelve months EBITDA of Selected Transactions to (ii) the implied multiple value of the Merger (which implied multiple value was based on the ratio of the implied transaction value of the Merger to last twelve months EBITDA provided by WMZ management). This analysis indicated the implied last twelve months EBITDA range for the Comparable Transactions analysis below, with the implied WMZ transaction value to last twelve months EBITDA ratio above the range.

Implied Transaction Value to	Implied Transaction Value to
LTM EBITDA for	LTM EBITDA
Comparable Transactions Analysis(1)	Under the Merger Agreement

8.1x — 10.9x	12.4x

(1)	Excludes highest and lowest multiple.

None of the comparable precedent transactions considered by Simmons & Company was identical to the proposed Merger. An analysis of the results, therefore, requires complex considerations and judgments regarding the financial and operating characteristics of WMZ and Williams Partners and the companies involved in the comparable precedent transactions analysis, as well as other facts that could affect their transaction values.

Contribution Analysis

Simmons & Company reviewed certain historical and estimated future financial information, including, among other things, EBITDA, unlevered distributable cash flow, net income and levered distributable cash flow for WMZ and Williams Partners based on financial data provided by management of each of WMZ and Williams Partners for the calendar years 2008 through 2014. Based on these projections, Simmons & Company compared the relative contribution of each partnership to the whole and the implied equity value based on the percentage contribution of WMZ and Williams Partners. The relative contributions of WMZ and Williams

Partners resulted in the implied aggregate exchange ratio range of Williams Partners Common Units per WMZ Common Units below, with the exchange ratio under the Merger Agreement above the range.

Implied Exchange Ratio of	Exchange Ratio Payable
Contribution Analysis	Under the Merger Agreement

0.1076x — 0.5677x	0.7584x

Pro Forma Accretion / Dilution Analysis

Simmons & Company analyzed the pro forma impact of the Merger on, among other things, WMZ’s projected distributable cash flow per common unit for the calendar years 2010 through 2014. Using financial projections provided by management of each of WMZ and Williams Partners, Simmons & Company compared the distributable cash flow per WMZ Common Unit, on a stand-alone basis, to the distributable cash flow per WMZ Common Unit pro forma for the Merger. In performing the Pro Forma Accretion/Dilution Analysis, Simmons & Company considered a range of cases with respect to the operating and financial projections in which, among other things, the assumed commodity price environment and number of growth projects for WMZ and Williams Partners were varied. Based on such analysis, and such projections provided by management of each of WMZ and Williams Partners, the Merger would be accretive to distributable cash flow per common unit for WMZ common unitholders for the calendar years 2010 through 2014 under all cases considered.

Historical Exchange Ratio Analysis

Simmons & Company reviewed the daily ratio of the closing price of Williams Partners Common Units to the closing price of WMZ Common Units for the two-year period ended January 15, 2010, the last full trading day prior to the public announcement of Williams Partners’ intention to offer to acquire the Publicly Owned WMZ Common Units. Simmons & Company calculated the average of this ratio for ten-day, thirty-day, three-month, six-month, one-year, eighteen-month, and two-year periods. This analysis indicated the implied range for the exchange ratio analysis below, with the implied exchange ratio contemplated under the Merger Agreement within the range.

Implied Exchange Ratio Range of	Exchange Ratio Payable
Historical Exchange Ratio Analysis	Under the Merger Agreement

0.7553x — 0.9909x	0.7584x

The Historical Exchange Ratio Analysis undertaken does not factor in the change in the underlying business of Williams Partners after the dropdown of assets from WMB. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in the underlying partnerships and other factors that could affect the composition of the business and cash flows generated by Williams Partners and WMZ.

Other Matters

Simmons & Company is a specialized, energy-related investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The WMZ Conflicts Committee selected Simmons & Company because of its expertise, reputation and familiarity with WMZ and the oil and gas industry in general and because its investment banking professionals have substantial experience in transactions comparable to the Merger and the related transactions.

Pursuant to the terms of the engagement letter dated February 1, 2010, WMZ has paid Simmons & Company $100,000 as an initial advisory fee for acting as the WMZ Conflicts Committee’s financial advisor in connection with the Merger, including rendering its fairness opinion on May 21, 2010. WMZ also agreed to pay Simmons & Company an additional advisory fee of $500,000 upon completion or delivery of its fairness opinion. Whether or not the Merger occurs, WMZ will also reimburse Simmons & Company’s reasonable expenses, including legal fees, incurred in connection with its engagement and indemnify Simmons &

Company against liabilities arising out of Simmons & Company’s services to WMZ or, if indemnification is unavailable, contribute to the amount paid or payable as a result of such liabilities.

Simmons & Company has performed various investment banking services for WMZ in the past and has received customary fees for such services.

Interests of Certain Persons in the Merger

The following tables set forth information with respect to the beneficial ownership as of May 31, 2010 of certain specified persons of the WMZ Common Units, the Williams Partners Common Units, and shares of Williams’ common stock. The amounts and percentage of units or shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, the persons named in the tables below have sole voting and investment power with respect to all units or shares shown as beneficially owned by them, subject to community property laws where applicable. Except as noted, the address for the beneficial owners listed below is One Williams Center, Tulsa, Oklahoma 74172-0172.

The following table sets forth as of May 31, 2010 the beneficial ownership of the WMZ Common Units and subordinated units held by: (1) the WMZ General Partner; (2) each of the executive officers and directors of the WMZ General Partner and all directors and executive officers of the WMZ General Partner as a group; (3) each of the executive officers and directors of the Williams Partners General Partner and all of the directors and executive officers of the Williams Partners General Partner as a group; and (4) each of Williams’ directors and executive officers and all of Williams’ directors and executive officers as a group.

	WMZ Common	Percentage of WMZ	WMZ Subordinated	Percentage of WMZ	Percentage of Total
	Units Beneficially	Common Units	Units Beneficially	Subordinated Units	WMZ Units
Name of Beneficial Owner	Owned	Beneficially Owned(1)	Owned	Beneficially Owned(1)	Beneficially Owned(1)

Williams Pipeline GP LLC(2)	4,700,668	20.79%	10,957,900	100%	45.72%
Steven J. Malcolm	10,000	*	—	—	*
Donald R. Chappel	10,000	*	—	—	*
James J. Bender(3)	10,000	*	—	—	*
Phillip D. Wright	10,100	*	—	—	*
Rodney J. Sailor	500	*	—	—	*
H. Brent Austin	1,762	*	—	—	*
Emmitt C. House	4,000	*	—	—	*
Steven L. Zelkowitz	5,000	*	—	—	*
Alan S. Armstrong	—	*	—	—	*
H. Michael Krimbill	—	*	—	—	*
Bill Z. Parker	—	*	—	—	*
Alice M. Peterson	—	*	—	—	*
Joseph R. Cleveland	—	*	—	—	*
Kathleen B. Cooper	—	*	—	—	*
Irl F. Engelhardt	—	*	—	—	*
William R. Granberry	—	*	—	—	*
William E. Green	—	*	—	—	*
Juanita H. Hinshaw	1,000	*	—	—	*

	WMZ Common	Percentage of WMZ	WMZ Subordinated	Percentage of WMZ	Percentage of Total
	Units Beneficially	Common Units	Units Beneficially	Subordinated Units	WMZ Units
Name of Beneficial Owner	Owned	Beneficially Owned(1)	Owned	Beneficially Owned(1)	Beneficially Owned(1)

W. R. Howell	10,000	*	—	—	*
George A. Lorch	5,000	*	—	—	*
William G. Lowrie	6,990	*			*
Frank T. MacInnis	5,000	*	—	—	*
Janice D. Stoney	5,000	*	—	—	*
Robyn L. Ewing	—	*	—	—	*
Ralph A. Hill	5,000	*	—	—	*
Ted Timmermans	500	*	—	—	*
All executive officers and directors of the WMZ General Partner as a group (nine persons)(4)	51,862	*	—	—	*
All executive officers and directors of the Williams Partners General Partner as a group (nine persons)(4)	40,600	*	—	—	*
All Williams executive officers and directors as a group (19 persons)(4)	78,590	*	—	—	*

*	Less than 1%

(1)	The percentage of beneficial ownership is based on 22,607,430 WMZ Common Units and 10,957,900 WMZ Subordinated Units outstanding as of May 31, 2010.

(2)	Williams Pipeline GP LLC is a wholly owned subsidiary of Williams.

(3)	Represents units beneficially owned by Mr. Bender that are held by the James J. Bender Trust.

(4)	Includes units beneficially owned by Mr. Bender that are held by the James. J. Bender Trust.

The following table sets forth as of May 31, 2010 the beneficial ownership of the Williams Partners Common Units held by: (1) Williams and entities controlled by Williams, (2) each of the executive officers and directors of the WMZ General Partner and all directors and executive officers of the WMZ General Partner as a group; (3) each of the executive officers and directors of the Williams Partners General Partner and all directors and executive officers of the Williams Partners General Partner as a group; and (4) each of Williams’ directors and executive officers and all of Williams’ directors and executive officers as a group.

		Percentage of
	Williams Partners	Williams Partners
	Common Units	Common Units
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned(1)

The Williams Companies, Inc.(2)	214,613,527	83.91%
James J. Bender(3)	10,000	*
Donald R. Chappel	15,000	*
Steven J. Malcolm(4)	25,100	*
Rodney J. Sailor	—	*
Phillip D. Wright	4,425	*
H. Brent Austin	9,000	*
Emmitt C. House	—	*
Steven L. Zelkowitz	—	*
Alan S. Armstrong	20,000	*
H. Michael Krimbill	57,151	*
Bill Z. Parker	9,524	*
Alice M. Peterson	4,524	*
Joseph R. Cleveland	—	*
Kathleen B. Cooper	—	*
Irl F. Engelhardt	—	*
William R. Granberry	—	*
William E. Green	1,180	*
Juanita H. Hinshaw	1,000	*
W. R. Howell	5,000	*
George A. Lorch	5,000	*
William G. Lowrie	2,320	*
Frank T. MacInnis	5,000	*
Janice D. Stoney	5,000	*
Robyn L. Ewing	—	*
Ralph A. Hill	500	*
Ted Timmermans	300	*
All executive officers and directors of the WMZ General Partner as a group (nine persons)(5)	63,825	*
All executive officers and directors of the Williams Partners General Partner as a group (nine persons)(5)	146,024	*
All Williams executive officers and directors as a group (19 persons)(5))	99,825	*

*	Less than 1%

(1)	Based on 255,777,452 Williams Partners Common Units outstanding as of May 31, 2010.

(2)	As of May 31, 2010, Williams Gas Pipeline Company, LLC directly held 115,689,700 Williams Partners Common Units, Williams Energy Services, LLC directly held 84,113,523 Williams Partners Common

Units, WGP Gulfstream Pipeline Company, L.L.C. directly held 4,242,700 Williams Partners Common Units, the Williams Partners General Partner directly held 3,363,527 Williams Partners Common Units, Williams Partners Holdings LLC directly held 2,826,378 Williams Partners Common Units, Williams Energy, L.L.C. directly held 2,952,233 Williams Partners Common Units, and Williams Discovery Pipeline LLC directly held 1,425,466 Williams Partners Common Units. The Williams Companies, Inc. directly or indirectly owns 100% of each of the Williams Partners General Partner, Williams Partners Holdings LLC, Williams Energy Services, LLC, Williams Energy, L.L.C., Williams Discovery Pipeline LLC, Williams Gas Pipeline Company, LLC, and WGP Gulfstream Pipeline Company, L.L.C. The Williams Partners General Partner is the sole general partner of Williams Partners, holding a 2% general partner interest in Williams Partners, the incentive distribution rights in Williams Partners and Williams Partners Common Units. The Williams Companies, Inc. indirectly beneficially owns (a) the common units that each of Williams Energy, L.L.C., Williams Partners Holdings LLC, Williams Discovery Pipeline LLC, Williams Gas Pipeline Company, LLC, Williams Energy Services, LLC and WGP Gulfstream Pipeline Company, L.L.C. directly beneficially own and (b) the incentive distribution rights in Williams Partners, the 2% general partner interest in Williams Partners and the common units held by the Williams Partners General Partner.

(3)	Represents units beneficially owned by Mr. Bender that are held by the James J. Bender Trust.

(4)	Represents units beneficially owned by Mr. Malcolm that are held by the Steven J. Malcolm Revocable Trust.

(5)	Includes units beneficially owned by Mr. Bender that are held by the James J. Bender Trust and units beneficially owned by Mr. Malcolm that are held by the Steven J. Malcolm Revocable Trust.

The following table sets forth as of May 31, 2010 the beneficial ownership of the Williams’ common stock held by: (1) each of the executive officers and directors of the WMZ General Partner and all directors and executive officers of the WMZ General Partner as a group; (2) each of the executive officers and directors of the Williams Partners General Partner and all directors and executive officers of the Williams Partners General Partner as a group; and (3) each of Williams’ directors and executive officers and all of Williams’ directors and executive officers as a group.

	Shares of Common Stock	Shares Underlying
	Owned Directly or	Options Exercisable		Percent of
Name of Beneficial Owner	Indirectly(1)(2)	Within 60 days(3)	Total	Class(4)

James J. Bender	226,129	152,455	378,584	*
Donald R. Chappel	431,729	466,051	897,780	*
Steven J. Malcolm	1,223,012	2,139,294	3,362,306	*
Rodney J. Sailor	45,679	65,397	111,076	*
Phillip D. Wright	420,010	375,128	795,138	*
H. Brent Austin	—	—	—	*
Emmitt C. House	—	—	—	*
Steven L. Zelkowitz	—	—	—	*
Alan S. Armstrong	293,705	247,539	541,244	*
H. Michael Krimbill	10,000	—	10,000	*
Bill Z. Parker	—	—	—	*
Alice M. Peterson	—	—	—	*
Joseph R. Cleveland	14,957	—	14,957	*
Kathleen B. Cooper	17,715	4,500	22,215	*
Irl F. Engelhardt	47,706	12,000	59,706	*
William R. Granberry	19,975	9,000	28,975	*
William E. Green	48,651	26,357	75,008	*
Juanita H. Hinshaw	23,666	15,000	38,666	*
W. R. Howell	73,139	44,357	117,496	*
George A. Lorch	62,785	43,631	106,416	*
William G. Lowrie	69,050	—	69,050	*
Frank T. MacInnis	66,787	44,357	111,144	*
Janice D. Stoney	54,311	44,357	98,668	*
Robyn L. Ewing	162,283	73,167	235,450
Ralph A. Hill	273,657	193,999	467,656	*
Ted T. Timmermans	62,981	50,617	113,598	*
All executive officers and directors of the WMZ General Partner as a group (nine persons)	2,409,540	3,248,942	5,658,482	0.90
All executive officers and directors of the Williams Partners General Partner as a group (nine persons)	2,667,566	3,431,084	6,098,650	1.04
All Williams executive officers and directors as a group (19 persons)	3,592,248	3,941,809	7,534,057	1.28

*	Less than 1%

(1)	Includes shares held under the terms of incentive and investment plans as follows: Mr. Armstrong, 212,579 restricted stock units and 15 shares in The Williams Investment Plus Plan; Mr. Bender, 176,587 restricted stock units; Mr. Chappel, 276,269 restricted stock units; Ms. Ewing, 141, 885 restricted stock units and 7,560 shares in The Williams Investment Plus Plan; Mr. Hill, 231,208 restricted stock units and

27,954 shares in The Williams Investment Plus Plan; Mr. Malcolm, 511,085 restricted stock units and 47,998 shares in The Williams Investment Plus Plan; Mr. Sailor, 36,899 restricted stock units and 6,448 shares in The Williams Investment Plus Plan; Mr. Timmermans 38,715 restricted stock units and 13,015 shares in The Williams Plus Plan; and Mr. Wright, 212,579 restricted stock units and 15,857 shares in The Williams Investment Plus Plan. Restricted stock units include both time-based and performance-based units and do not have voting or investment power. Shares held in The Williams Investment Plus Plan have voting and investment power.

(2)	Includes restricted stock units over which directors have no voting or investment power held under the terms of compensation plans as follows: Mr. Cleveland, 11,026; Dr. Cooper, 14,026; Mr. Engelhardt, 14,026; Mr. Granberry, 14,026; Mr. Green, 14,026; Ms. Hinshaw, 14,026; Mr. Howell, 22,619; Mr. Lorch, 53,322; Mr. Lowrie, 14,026; Mr. MacInnis, 14,026; and Ms. Stoney, 37,053.

(3)	The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. The shares indicated represent stock options granted under our current or previous stock option plans that are currently exercisable or will become exercisable within 60 days of May 31, 2010.

(4)	Ownership percentage is reported based on 584,342,659 shares of common stock outstanding on May 31, 2010, plus, as to the holder thereof only and no other person, the number of shares (if any) that the person has the right to acquire as of May 31, 2010, or within 60 days from that date, through the exercise of all options and other rights.

The executive officers of the WMZ General Partner and the Williams Partners General Partner are compensated directly by Williams. All decisions as to the compensation of the executive officers of the WMZ General Partner and the Williams Partners General Partner who are involved in management of WMZ and Williams Partners are made by the compensation committee of Williams. Each of Williams Partners and WMZ reimburse their respective general partner for direct and indirect general and administrative expenses attributable to their management (which expenses include the share of the compensation paid to the executive officers of their respective general partner attributable to the time they spend managing their business). For additional information, please read Item 13. Certain Relationships and Related Party Transactions in each of the Williams Partners 2009 10-K and the WMZ 2009 10-K.

No Appraisal Rights

Delaware law does not require appraisal rights in connection with a merger involving a Delaware limited partnership. Pursuant to § 17-212 of the Delaware Revised Uniform Limited Partnership Act, however, a partnership agreement or an agreement of merger or consolidation may provide contractual appraisal rights with respect to a partnership interest or another interest in a limited partnership for any class or group or series of partners or partnership interests in connection with any amendment of a partnership agreement, any merger or consolidation in which the limited partnership is a constituent party to the merger or consolidation, any conversion of the limited partnership to another business form, any transfer to or domestication or continuance in any jurisdiction by the limited partnership, or the sale of all or substantially all of the limited partnership’s assets. Holders of WMZ Common Units do not have contractual appraisal rights under the WMZ partnership agreement or the Merger Agreement.

Regulatory Matters

In connection with the Merger, Williams Partners intends to make all required filings under the Securities Act and the Exchange Act, as well as any required filings or applications with the NYSE. Williams Partners and WMZ are unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is applicable to the Merger.

The Merger is not reportable under the HSR Act, and therefore no filings with respect to the Merger were required with the FTC or the DOJ.

Listing of Williams Partners Common Units to be Issued in the Merger

Williams Partners expects to obtain approval to list the Williams Partners Common Units to be issued pursuant to the Merger Agreement on the NYSE, which approval is a condition to closing the Merger.

Accounting Treatment

The Merger of Merger Sub with and into WMZ will be treated as an equity transaction in accordance with generally accepted accounting principles in the United States. As such, any noncontrolling interests in consolidated subsidiaries of Williams Partners will, following the Merger, be recognized as equity of holders of Williams Partners Common Units.

Pending Litigation

On May 25, 2010, a lawsuit was filed in the District Court of Oklahoma, County of Tulsa, entitled Booth Family Trust v. Williams Pipeline Partners, L.P., et al., case no. CJ-2010-03408. The plaintiff alleges that it is a unitholder of WMZ, and seeks to represent a class comprising all of WMZ’s unitholders. The complaint names as defendants WMZ, certain of the officers and directors of the WMZ General Partner, Williams Partners and Williams, and asserts claims of self-dealing and breach of fiduciary duty in connection with the Merger. Among other allegations, the plaintiff alleges that (1) the proposed transaction was the product of a flawed process that would result in the sale of WMZ at an unfairly low price, (2) the defendants are in possession of non-public information concerning the financial condition and prospects of WMZ and its assets, which they have not disclosed to WMZ’s public unitholders, and (3) because of various conflicts of interest, the defendants have acted to better their own interests at the expense of WMZ’s public unitholders. The plaintiff seeks injunctive relief against completing the Merger, rescission of the Merger Agreement, other equitable relief, and recovery of the plaintiff’s costs and attorneys’ fees. All of the parties against whom the lawsuit was filed believe that the lawsuit is without merit and intend to defend against it vigorously. There can be no assurance that additional claims will not be made or additional lawsuits filed, the substance of which may be similar to the allegations described above or that otherwise might arise from, or in connection with, the Merger Agreement and the transactions it contemplates.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A and is incorporated into this joint proxy statement/prospectus by reference. You should read the Merger Agreement because it, and not this joint proxy statement/prospectus, is the legal document that governs the terms of the Merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The Merger Agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The terms and information in the Merger Agreement were not intended to provide any other public disclosure of factual information about Williams Partners, WMZ, their respective general partners or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made by the parties thereto only for the purposes of the Merger Agreement and were qualified and subject to certain limitations and exceptions agreed to by the parties thereto in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to unitholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this joint proxy statement/prospectus.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Williams Partners, WMZ, their respective general partners, or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Structure of the Merger

Merger Sub will merge with and into WMZ, and each Publicly Owned WMZ Common Unit will be converted into the right to receive 0.7584 of one Williams Partners Common Unit. As a result of the Merger, the separate existence of Merger Sub will cease and WMZ and its subsidiaries will become indirect wholly owned subsidiaries of Williams Partners.

When the Merger Becomes Effective

The parties to the Merger Agreement will cause a certificate of merger to be executed and filed with the Delaware Secretary of State on the next business day after the day on which the last condition to completing the Merger is satisfied or waived or at such other time as the parties may agree. The Merger will become effective at the time and on the date on which the certificate of merger is filed or at such later time and date on which the parties agree and specify in the certificate of merger. This time is referred to as the “effective time of the Merger.”

Effect of the Merger

At the effective time of the Merger:

•	Each outstanding Publicly Owned WMZ Common Unit will be converted into the right to receive 0.7584 of one Williams Partners Common Unit and each such Publicly Owned WMZ Common Unit will be canceled and retired and will cease to exist.

•	The outstanding WMZ Common Units and WMZ Subordinated Units owned by the WMZ General Partner will be canceled and retired and will cease to exist without consideration.

•	Each outstanding limited liability company interest in Merger Sub issued and outstanding immediately prior to the effective time of the Merger will cease to be outstanding and will be canceled. Operating Company will be admitted to WMZ as a limited partner of WMZ with a limited partner interest that constitutes 98% of the aggregate partnership interest of all partners in WMZ immediately upon the effective time of the Merger. Immediately after the effective time of the Merger, Operating Company will be the sole limited partner of WMZ and the WMZ General Partner will be the sole general partner of WMZ.

If, before the effective time of the Merger, the issued and outstanding Williams Partners Common Units or WMZ Common Units are changed into a different number of units as a result of any unit split, distribution, combination, reorganization or other similar transaction, an appropriate adjustment will be made to the Exchange Ratio.

For a description of the Williams Partners Common Units and the WMZ Common Units and a description of the comparative rights of holders of the Williams Partners Common Units and the WMZ Common Units, please read “Comparison of the Rights of Holders of Williams Partners Common Units and Holders of WMZ Common Units” and “Description of Williams Partners Common Units.”

Exchange of Units; Fractional Units

Exchange Agent

Williams Partners has appointed Computershare Inc., together with its subsidiary Computershare Trust Company, N.A., to act as exchange agent for the payment of the Williams Partners Common Units and cash payments for fractional Williams Partners Common Units. At or prior to the effective time of the Merger, Williams Partners will (i) deposit with the exchange agent, for the benefit of the holders of Publicly Owned WMZ Common Units an amount of cash equal to the estimated aggregate cash payment to be made in lieu of fractional Williams Partners Common Units, (ii) reserve with the exchange agent the Williams Partners Common Units to be issued in the Merger and (iii) authorize the exchange agent to exchange Williams Partners Common Units as described above under “— Effect of the Merger on Outstanding WMZ Common and Subordinated Units.” Williams Partners will deposit with the exchange agent additional funds as and when necessary to pay any cash in lieu of fractional Williams Partners Common Units. Williams Partners will pay all costs and fees of the exchange agent and all expenses associated with the exchange process.

After the effective time of the Merger, there will be no further transfers on the records of WMZ or its transfer agent of WMZ Common Units. If WMZ Common Units are presented to WMZ or its transfer agent for transfer after the effective time of the Merger, they will be canceled against delivery of the Williams Partners Common Units and any cash payments for fractional Williams Partners Common Units and unpaid distributions.

Exchange of Units; Fractional Units

If you own Publicly Owned WMZ Common Units of record as of the effective time of the Merger, the exchange agent will mail to you a transmittal letter and instructions explaining how to surrender your WMZ Common Units to the exchange agent after the effective time of the Merger. WMZ Common Unit certificates should not be returned with the enclosed proxy card.

Holders of Publicly Owned WMZ Common Units who deliver a properly completed and signed transmittal letter and any other documents required by the instructions to the transmittal letter to the exchange agent, together with their WMZ Common Unit certificates (if any), will be entitled to receive:

•	the number of whole Williams Partners Common Units to which such holder is entitled in accordance with the Merger Agreement and as described above under “— Effect of the Merger on Outstanding WMZ Common and Subordinated Units;” and

•	after giving effect to any required tax withholding, a check in the aggregate amount of:

•	cash equal to the aggregate value of the holder’s fractional Williams Partners Common Units calculated by multiplying the fractional interest by the average closing price of Williams Partners Common Units on the NYSE during the five trading days ending on the third trading day prior to the effective time of the Merger; and

•	any cash distributions declared by Williams Partners on the Williams Partners Common Units with a record date after the effective time of the Merger and a payment due on or before the date the holder of WMZ Common Units surrendered its WMZ Common Units.

Williams Partners and WMZ will coordinate the record dates of any quarterly distributions during the period from the execution of the Merger Agreement to the date that the Merger is consummated so that no holder of Publicly Owned WMZ Common Units will fail to be entitled to receive any quarterly regular distribution by WMZ unless it becomes entitled to receive a quarterly distribution from Williams Partners with respect to the same quarter. Any cash distribution declared by Williams Partners with a record date after the effective time of the Merger but prior to the date a holder of WMZ Common Units surrenders its WMZ Common Units, and which has a payment date subsequent to such surrender, will be paid to such holder of WMZ Common Units on the applicable payment date.

Until you deliver a properly completed and signed transmittal letter and any other documents required by the instructions to the transmittal letter to the exchange agent, together with your WMZ Common Unit certificates (if any), the distributions declared by Williams Partners with a record date after the effective time of the Merger will accrue, but will not be paid, on Williams Partners Common Units that you are entitled to receive as a result of the Merger. No interest will be paid or accrue on:

•	the amount of cash to be received in lieu of fractional Williams Partners Common Units; or

•	any cash distributions declared by Williams Partners on the Williams Partners Common Units with a record date after the effective time of the Merger.

The exchange agent will deliver to Williams Partners any Williams Partners Common Units to be issued in the Merger, cash in lieu of fractional Williams Partners Common Units to be paid in connection with the Merger and any distributions paid on Williams Partners Common Units to be issued in the Merger that are not claimed by former holders of WMZ Common Units within twelve months after the effective time of the Merger. Thereafter, Williams Partners will act as the exchange agent and former holders of WMZ Common Units may look only to Williams Partners for their Williams Partners Common Units, cash in lieu of fractional Williams Partners Common Units and unpaid distributions. None of Williams Partners, the Williams Partners General Partner, WMZ, the WMZ General Partner or the exchange agent will be liable to any former holder of WMZ Common Units for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. To the extent permitted by applicable law, any amount that would escheat or become the property of any governmental entity shall, immediately prior thereto, become the property of Williams Partners free and clear of all claims or interests of any person previously entitled thereto.

The instructions for effecting the surrender of WMZ Common Unit certificates will set forth procedures that must be taken by the holder of any WMZ Common Unit certificate that has been lost, destroyed or stolen. If a WMZ Common Unit certificate has been lost, destroyed or stolen, the exchange agent will issue certificates representing the Williams Partners Common Units properly issuable in accordance with the Merger Agreement and any cash payment in lieu of fractional Williams Partners Common Units only upon receipt of, along with the letter of transmittal, a duly executed lost certificate affidavit, including an agreement to indemnify Williams Partners, signed exactly as the name or names of the registered holder or holders appeared on the books of WMZ immediately prior to the effective time of the Merger, together with a customary bond and such other documents as Williams Partners may reasonably require.

Conditions to the Merger

The obligation of the parties to the Merger Agreement to complete the Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

•	The approval of the Merger and the Merger Agreement by holders of at least a majority of the outstanding Non-affiliated WMZ Common Units.

•	The receipt of all other governmental consents and approvals, the absence of which would, individually or in the aggregate, have a material adverse effect on Williams Partners or WMZ.

•	The continued effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part.

•	The approval for listing on the NYSE of the Williams Partners Common Units to be issued in the Merger, subject to official notice of issuance.

•	The absence of any decree, order, injunction or law that prohibits the Merger or makes the Merger unlawful.

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•	The representations and warranties of each other party set forth in the Merger Agreement being true and correct as of the closing, other than certain failures to be true and correct that would not in the aggregate result in a material adverse effect on the party making the representation or warranty, and each party having performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement in all material respects.

•	In the case of Williams Partners’ condition, the receipt of certain opinions of Andrews Kurth LLP or another nationally-recognized tax counsel with regard to the U.S. federal income tax consequences of the Merger, and in the case of WMZ’s condition, the receipt of certain opinions of Fulbright or another nationally-recognized tax counsel with regard to the U.S. federal income tax consequences of the Merger.

Representations and Warranties

The Merger Agreement contains reciprocal representations and warranties by each of the parties to the Merger Agreement, many of which provide that the representation and warranty does not extend to matters where the failure of the representation and warranty to be accurate would not result in a material adverse effect on the party making the representation and warranty. These representations and warranties concern, among other things:

•	organization and existence;

•	authorization to enter into the Merger Agreement and to complete the Merger and transactions contemplated thereby;

•	absence of defaults, breaches and other conflicts caused by entering into the Merger Agreement and completing the Merger;

•	capitalization, title to membership and limited partner interests;

•	reports filed with the SEC;

•	absence of material litigation;

•	absence of changes that would have a material adverse effects;

•	absence of material damage, destruction or loss to any material portion of assets;

•	tax matters; and

•	brokerage arrangements.

The Merger Agreement also contains additional representations and warranties made by Williams Partners to WMZ, many of which also provide that the representation and warranty does not extend to matters where the failure of the representation and warranty to be accurate would not result in a material adverse effect on Williams Partners. These representations and warranties concern, among other things:

•	internal controls;

•	accuracy of financial statements;

•	absence of certain undisclosed liabilities;

•	title to properties and rights-of-way;

•	absence of violations or liabilities under environmental laws;

•	condition of assets;

•	compliance with applicable licenses and permits;

•	material contracts and agreements;

•	employee benefits;

•	labor matters;

•	transactions with affiliates;

•	insurance matters;

•	intellectual property matters;

•	investment company act;

•	liabilities associated with natural gas contracts;

•	distributions made by Williams Partners; and

•	approvals under state takeover laws.

For purposes of the Merger Agreement, “material adverse effect” means a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, financial condition or results of operations of Williams Partners or WMZ, as applicable, other than any effect or change (u) in the natural gas gathering, processing, treating, transportation and storage industries generally and NGL marketing industry generally (including any change in the prices of natural gas, NGLs or other hydrocarbon products, industry margins or any regulatory changes or changes in applicable law), (v) in United States or global economic conditions or financial markets in general, (w) resulting from any outbreak of hostilities, terrorism, war or other similar national emergency, (x) resulting from the announcement of the Merger Agreement or any of the transactions contemplated thereby, (y) in the law or in accounting principles that materially affects the Merger Agreement or the transactions contemplated thereby or (z) resulting from such entity taking any action required or contemplated by the Merger Agreement; provided, that in the case of clauses (u), (v), (w) and (y) the impact on such entity is not materially disproportionate to the impact on similarly situated parties, or (ii) the ability of any of the parties to the Merger Agreement to perform their obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement.

Covenants and Other Agreements

Prior to the closing of the Merger, the parties have agreed that no party to the Merger Agreement will take any action not permitted by the Merger Agreement or fail to take any action contemplated by the Merger Agreement that would be reasonably likely to materially delay the consummation of the Merger or result in the failure of a condition to closing. The parties have also agreed to promptly notify the other parties in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions to closing not being satisfied and (ii) any material breach of any covenant, obligation or agreement contained in the Merger Agreement.

Prior to the closing of the Merger and unless the other party consents in writing (which consent may not be unreasonably withheld, delayed or conditioned), and subject to specified exceptions, each of Williams Partners and WMZ has agreed not to (and has agreed to cause their respective general partners and subsidiaries not to):

•	make any material change in the nature of its business and operations;

•	make any change in its governing documents in any manner that would reasonably be expected to adversely affect in a material way the rights of holders of its securities;

•	(A) issue, deliver or sell any of its equity securities for cash and at a material discount to the lower of prevailing market prices at the time of their issuance or at the time of commitment to do so, or (B) authorize or propose the issuance, delivery or sale of any subscriptions, rights, warrants or options to acquire or other agreements or commitments of any character obligating it to issue any equity securities (other than issuances pursuant to options and warrants in existence on the date of the Merger Agreement) for cash and at a material discount to the lower of prevailing market prices of such equity securities at the time of their issuance or at the time such subscriptions, rights, warrants, options, agreements or commitments are entered into;

•	except for distributions to the holders of limited partnership units consistent with past or previously announced practices, the proportionate distribution on the general partner interests and payments under incentive distribution rights, or any distributions from subsidiaries of WMZ to WMZ, or from subsidiaries of Williams Partners to Williams Partners, declare, set aside or pay any distributions in respect of its equity securities, or split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its equity securities; provided that, in the case of distributions in respect of equity securities, consent to such distributions shall not be unreasonably withheld, delayed or conditioned;

•	settle any claims, demands, lawsuits or state or federal regulatory proceedings seeking damages or an injunction or other equitable relief where such settlements would be reasonably likely in the aggregate to have a material adverse effect on WMZ or Williams Partners, as applicable;

•	adopt or vote to adopt a plan of complete or partial dissolution or liquidation;

•	make any material change in its tax methods, principles or elections that would reasonably be expected to materially adversely affect the ability of Andrews Kurth LLP or Fulbright to deliver its tax opinion at the closing of the Merger; or

•	agree or commit to do any of the foregoing.

The Merger Agreement contains additional agreements between the parties thereto including, among other things:

•	providing access to information with respect to the other party;

•	cooperation regarding required filings or other interactions with governmental and other agencies and organizations;

•	the preparation, filing and distribution of this joint proxy statement/prospectus;

•	convening and holding the Special Meeting;

•	using commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Merger Agreement;

•	making certain public announcements;

•	expenses;

•	satisfying conditions to a consent or approval of any governmental entity necessary for the consummation of the Merger;

•	tax matters;

•	coordinating the declaration of and the setting of record dates and payment dates for, and the taking of any other actions necessary with respect to distributions in respect of the Williams Partners Common Units, WMZ Common Units and the 2% general partner interest and incentive distribution rights in WMZ;

•	certain consents of auditors; and

•	cooperating with Williams Partners’ financing activities, if any.

Indemnification and Insurance

Subject to certain terms and conditions specified in the Merger Agreement, Williams Partners has agreed to:

•	continue in full force and effect in accordance with their terms after the effective time of the Merger all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger (including the transactions contemplated by the Merger Agreement) existing in favor of certain past and present directors and officers of WMZ and certain of its subsidiaries; and

•	maintain officers’ and directors’ liability insurance covering certain past and present directors and officers of WMZ and its subsidiaries who are or were covered by the existing general partners liability insurance applicable to WMZ for a period of six years following the effective time of the Merger.

Non-Solicitation

In the Merger Agreement, WMZ and the WMZ General Partner have agreed that they and WMZ’s subsidiaries will not, and will direct and use their reasonable best efforts to cause such parties’ representatives (including the WMZ Conflicts Committee) not to, directly or indirectly:

•	take any action to solicit, initiate, or knowingly encourage or knowingly facilitate the making of any takeover proposal (as defined in the Merger Agreement) or any inquiry with respect to a takeover proposal or engage in discussions or negotiations with any person with respect to a takeover proposal;

•	disclose any non-public information or afford access to properties, books or records to any person that has made or, to their knowledge, is considering making a takeover proposal; or

•	approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent or agreement relating to a takeover proposal.

Notwithstanding those agreements, at any time prior to the approval by the required vote of the holders of WMZ units, WMZ and the WMZ General Partner may, in response to a bona fide unsolicited written takeover proposal that is made after the date of the Merger Agreement and that did not result from a breach of the non-

solicitation provisions, furnish information and participate in discussions or negotiations with respect to a takeover proposal if:

•	The WMZ Conflicts Committee determines in good faith after consultation with its financial advisor and legal counsel that the takeover proposal constitutes or is reasonably likely to result in a superior proposal (as defined in the Merger Agreement), and after consultation with outside legal counsel, that the failure to do so would be reasonably likely to constitute a violation of its fiduciary duties owed to the holders of WMZ units under applicable law; and

•	WMZ and the WMZ General Partner comply with the non-solicitation provisions in the Merger Agreement.

Neither the WMZ Board nor the WMZ Conflicts Committee may withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify its recommendation of the Merger or Merger Agreement, recommend, adopt or approve, as applicable (or propose publicly to do so), any takeover proposal, or fail to reaffirm its recommendation upon request made by Williams Partners (any such action being referred to as a “WMZ Recommendation Change”), unless:

•	the approval of the Merger Agreement and the Merger by the required vote of the holders of WMZ units has not been obtained;

•	it determines in good faith, after consulting with outside legal counsel, that failure to change its recommendation would be reasonably likely to constitute a violation of its fiduciary duties owed to the holders of the WMZ units under applicable law;

•	at least three business days prior to taking any such action, WMZ has provided Williams Partners with notice of such a change in its recommendation and related information; and

•	WMZ has given Williams Partners at least three business days after delivery of each such notice to propose revisions to the terms of the Merger Agreement (or to make another proposal) and has negotiated in good faith with Williams Partners with respect to such proposed revisions or other proposal, if any;

and, in addition to the above, in the case of the WMZ Board:

•	the WMZ Conflicts Committee has made a WMZ Recommendation Change in accordance with the provisions described above.

Notwithstanding any WMZ Recommendation Change, the Special Meeting will take place as contemplated by this joint proxy statement/prospectus. Unless the Merger Agreement is terminated as permitted under the circumstances described below, the Merger Agreement prohibits the WMZ Board and the WMZ Conflicts Committee from approving or recommending, proposing to approve or recommend, or allowing the WMZ General Partner or WMZ to execute or enter into, any letter of intent, memorandum of understanding, merger agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any takeover proposal.

Nothing contained in the Merger Agreement prohibits WMZ from taking and disclosing to its unitholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act with regard to a takeover proposal or making any required disclosure to holders of WMZ units if, in the good faith judgment of the WMZ Conflicts Committee after consultation with outside legal counsel, failure to so disclose would be reasonably likely to constitute a violation of its fiduciary duties owed to the holders of WMZ units under applicable law.

WMZ has agreed that it will notify Williams Partners promptly if it receives a takeover proposal or any request for non-public information relating to WMZ or for access to the properties, books or records of WMZ by any person that has made a takeover proposal, and will thereafter keep Williams Partners reasonably and promptly informed of any material changes to the terms of any such takeover proposal or request.

Termination

Before the effective time of the Merger, the Merger Agreement may be terminated:

•	by mutual written agreement of the parties thereto;

•	by Williams Partners or WMZ, if:

•	the Merger has not been consummated on or before November 1, 2010 (so long as the party seeking to terminate did not prevent the Merger from occurring by failing to perform or observe its obligations under the Merger Agreement), but if the Merger has not been consummated solely because the parties have not received regulatory approvals, then the outside date will be automatically extended to December 31, 2010;

•	a governmental entity shall have issued a final and non-appealable order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, so long as the party seeking termination has complied with its obligations under the Merger Agreement to attempt to remove the prohibition; or

•	the approval by holders of a majority of the outstanding Non-affiliated WMZ Common Units has not been obtained;

•	by WMZ, if Williams Partners breaches any of its representations, warranties or agreements in the Merger Agreement or if any of Williams Partners’ representations or warranties becomes untrue (subject to materiality, in certain cases), resulting in a condition to the Merger not being satisfied, provided that WMZ is not likewise in breach of the Merger Agreement;

•	by Williams Partners, if:

•	WMZ breaches any of its representations, warranties or agreements in the Merger Agreement or if any of WMZ’s representations or warranties becomes untrue (subject to materiality, in certain cases), resulting in a condition to the Merger not being satisfied, provided that Williams Partners is not likewise in breach of the Merger Agreement; or

•	a WMZ Recommendation Change has occurred.

Amendment and Waiver

The Merger Agreement may be amended at any time by the action or authorization of each party’s (or its general partner’s or its managing member’s general partner’s) board of directors or conflicts committee; however, if the Merger Agreement has been approved by holders of a majority of the outstanding Non-affiliated WMZ Common Units, then no amendment shall be made which by law requires further approval by such unitholders without such further approval.

At any time prior to the effective time of the Merger, each of the parties may, to the extent permitted by law:

•	grant the other party additional time to perform its obligations under the Merger Agreement;

•	waive any inaccuracies in the representations and warranties of the other party; and

•	waive compliance with any agreements or conditions for the benefit of that party.

THE MERGER PARTIES’ BUSINESSES

Williams Partners

Williams Partners is a publicly traded Delaware limited partnership formed by Williams in February 2005 to own, operate and acquire a diversified portfolio of complementary energy assets. Williams Partners’ operations are divided into two business segments: Gas Pipeline and Midstream Gas & Liquids.

The Gas Pipeline segment includes Williams Partners’ interstate natural gas pipelines, including its 100% interest in Transco and its 65% interest in Northwest Pipeline (the remaining 35% of which is WMZ’s only significant asset). Transco and Northwest Pipeline own and operate a combined total of approximately 13,900 miles of pipelines with a total annual throughput of approximately 2,700 TBtu of natural gas and peak-day delivery capacity of approximately 12 MMdt of natural gas. Gas Pipeline also holds interests in joint venture interstate and intrastate natural gas pipeline systems including a 24.5% interest in Gulfstream, which owns an approximate 745-mile pipeline with the capacity to transport approximately 1.26 million Dth per day of natural gas. Gas Pipeline also includes Williams Partners’ indirect 45.7% limited partner interest and 2% general partner interest in WMZ, which holds the remaining 35% interest in Northwest Pipeline.

•	Transco — Transco is an interstate natural gas transportation company that owns and operates a 10,000-mile natural gas pipeline system extending from Texas, Louisiana, Mississippi and the offshore Gulf of Mexico through Alabama, Georgia, South Carolina, North Carolina, Virginia, Maryland, Pennsylvania, and New Jersey to the New York City metropolitan area. The system serves customers in Texas and 11 southeast and Atlantic seaboard states, including major metropolitan areas in Georgia, North Carolina, Washington, D.C., New York, New Jersey, and Pennsylvania.

•	Northwest Pipeline — Northwest Pipeline is an interstate natural gas transportation company that owns and operates a 3,900-mile natural gas pipeline system extending from the San Juan basin in northwestern New Mexico and southwestern Colorado through Colorado, Utah, Wyoming, Idaho, Oregon, and Washington to a point on the Canadian border near Sumas, Washington. Northwest Pipeline provides services for markets in California, Arizona, New Mexico, Colorado, Utah, Nevada, Wyoming, Idaho, Oregon, and Washington directly or indirectly through interconnections with other pipelines.

•	Gulfstream — Gulfstream is a natural gas pipeline system extending approximately 745 miles from the Mobile Bay area in Alabama to markets in Florida.

The Midstream Gas & Liquids segment includes Williams Partners’ natural gas gathering, treating and processing businesses and has primary service areas concentrated in major producing basins in Colorado, New Mexico, Wyoming, the Gulf of Mexico and Pennsylvania. Midstream Gas & Liquids’ primary businesses — natural gas gathering, treating, and processing; NGL fractionation, storage and transportation; and oil transportation — fall within the middle of the process of taking raw natural gas and crude oil from the producing fields to the consumer.

The Dropdown

On February 17, 2010, Williams Partners closed the Dropdown with Williams Partners General Partner, the Operating Company, Williams and certain subsidiaries of Williams, pursuant to which Williams (through such subsidiaries) contributed to Williams Partners the ownership interests in the entities that made up Williams’ Gas Pipeline and Midstream Gas & Liquids businesses, to the extent not already owned by Williams Partners, including Williams’ limited and general partner interests in WMZ, but excluding Williams’ Canadian, Venezuelan and olefin operations and 25.5% of Gulfstream. The Dropdown was made in exchange for aggregate consideration of:

•	$3.5 billion in cash, less certain expenses incurred by Williams Partners relating to the Dropdown. This cash consideration was financed through the private issuance of $3.5 billion of Williams Partners’ senior unsecured notes;

•	203 million of Williams Partners Class C limited partnership units, which were identical to Williams Partners Common Units except with respect to distributions with respect to the first quarter of 2010, for which they received a prorated quarterly distribution as they were not outstanding during the full quarterly period. The Class C units automatically converted into Williams Partners Common Units on May 10, 2010, the first business day following the record date for the distribution with respect to the first quarter of 2010; and

•	an increase in the capital account of the Williams Partners General Partner to allow it to maintain its 2% general partner interest.

In connection with the Dropdown, Williams Partners entered into the Credit Facility, which replaced Williams Partners’ then existing $450 million senior unsecured credit facility.

Williams Partners’ Ownership Interest in WMZ

Holders of Publicly Owned WMZ Common Units should be aware that WMZ is indirectly controlled by Williams Partners through Williams Partners’ 100% ownership of the WMZ General Partner, which owns all of the outstanding general partner interests in WMZ. As a result, Williams Partners appoints the members of the WMZ Board, a majority of whom are affiliated with Williams and its affiliates, and thereby could be seen as controlling all of WMZ’s decisions other than those involving certain conflicts of interest with Williams Partners or that require an affirmative vote of holders of the limited partner interests in WMZ pursuant to and in the percentages specified by the WMZ partnership agreement. In addition, Williams Partners, through its ownership of the WMZ General Partner, owns an approximate 45.7% limited partner interest (comprised of 20.8% of the currently outstanding WMZ Common Units and 100% of the currently outstanding WMZ Subordinated Units) in WMZ.

Four of the seven members on the board of the WMZ General Partner are also executive officers of the Williams Partners General Partner. For additional information on interests that the board members and executive officers of the Williams Partners General Partner may have in the Merger, see “Interests of Certain Persons in the Offer.”

Executive Offices

Williams Partners’ principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172, and its telephone number is (918) 573-2000. Its website is located at http://www.williamslp.com.

WMZ

WMZ is a Delaware limited partnership formed on August 31, 2007 by Williams to own and operate natural gas transportation and storage assets. WMZ’s primary business objectives are to generate stable cash flows and, over time, to increase its quarterly cash distributions per unit. WMZ’s only significant asset is a 35% general partnership interest in Northwest Pipeline, which is an interstate natural gas transportation company that owns and operates a natural gas pipeline system extending from the San Juan basin in northwestern New Mexico and southwestern Colorado through Colorado, Utah, Wyoming, Idaho, Oregon, and Washington to a point on the Canadian border near Sumas, Washington. Northwest Pipeline provides services for markets in California, Arizona, New Mexico, Colorado, Utah, Nevada, Wyoming, Idaho, Oregon, and Washington directly or indirectly through interconnections with other pipelines. WMZ accounts for its 35% interest in Northwest Pipeline as an equity investment, and, therefore, does not consolidate its financial results.

The 35% of Northwest Pipeline owned by WMZ was owned by Williams prior to the WMZ IPO. Williams Partners currently owns an approximate 45.7% limited partner interest in WMZ and all of WMZ’s 2% general partner interest (by virtue of owning 100% of the WMZ General Partner).

WMZ’s principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172-0172, and its telephone number is 918-573-2000. Its website is located at http://www.williamspipelinepartners.com.

DIRECTORS AND EXECUTIVE OFFICERS OF WILLIAMS PARTNERS

The following table sets forth, for each executive officer and director of the Williams Partners General Partner, his or her name, age as of May 31, 2010, business address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted. Unless otherwise indicated, the principal business address of each director and executive officer of the Williams Partners General Partner is Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172-0172.

Name and Title	Current Occupation and Business Background Since 2004

Directors
Steven J. Malcolm Chairman of the Board and Chief Executive Officer	Steven J. Malcolm, age 61, has served as the chairman of the board of directors and chief executive officer of the Williams Partners General Partner since February 2005. Mr. Malcolm has served as president of Williams since September 2001, chief executive officer of Williams since January 2002 and chairman of the board of directors of Williams since May 2002. From September 2001 to January 2002, he served as chief operating officer of Williams and from May 2001 to September 2001, he served as an executive vice president of Williams. From 1998 to 2001, he served as president and chief executive officer of Williams Energy Services, LLC, a subsidiary of Williams. From 1994 to 1998, Mr. Malcolm served as the senior vice president and general manager of Williams Field Services Company, a subsidiary of Williams. Mr. Malcolm has served as chairman of the board of directors and chief executive officer of the general partner of Williams Pipeline Partners L.P. since 2007. Mr. Malcolm has served as a member of the board of directors of BOK Financial Corporation and Bank of Oklahoma, N.A. since 2002.
Donald R. Chappel Chief Financial Officer and Director	Donald R. Chappel, age 58, has served as the chief financial officer and a director of the Williams Partners General Partner since February 2005. Mr. Chappel has served as senior vice president and chief financial officer of Williams since April 2003. Mr. Chappel has served as chief financial officer and a director of the general partner of Williams Pipeline Partners L.P. since 2007.
Alan S. Armstrong Senior Vice President — Midstream and Director	Alan S. Armstrong, age 47, has served as a senior vice president of the Williams Partners General Partner and president of Williams Partners’ midstream business unit since February 17, 2010 and a director of the Williams Partners General Partner since February 2005. Since February 2002, Mr. Armstrong has served as a senior vice president of Williams and president of Williams’ midstream business unit. From 2005 to February 2010, Mr. Armstrong served as the chief operating officer of the Williams Partners General Partner. From 1999 to February 2002, Mr. Armstrong was vice president, gathering and processing in Williams’ midstream business unit and from 1998 to 1999 was vice president, commercial development, in Williams’ midstream business unit.

Name and Title	Current Occupation and Business Background Since 2004

Phillip D. Wright Senior Vice President — Gas Pipeline and Director	Phillip D. Wright, age 54, has served as a senior vice president and a director of the Williams Partners General Partner and president of Williams Partners’ gas pipeline business unit since February 17, 2010. Mr. Wright has served as a senior vice president of Williams and president of Williams’ gas pipeline unit since January 2005. Mr. Wright previously served as a director of the Williams Partners General Partner from April 2005 to October 2007. From October 2002 to January 2005, Mr. Wright served as chief restructuring officer of Williams. From September 2001 to October 2002, Mr. Wright served as president and chief executive officer of Williams Energy Services. From 1996 to September 2001, he was senior vice president, enterprise development and planning for Williams’ energy services group. From 1989 to 1996, Mr. Wright served in various capacities for Williams. Mr. Wright also serves as a director, senior vice president and chief operating officer of Williams Pipeline GP LLC, the general partner of Williams Pipeline Partners L.P.
James J. Bender General Counsel	James J. Bender, age 53, has served as the general counsel of the Williams Partners General Partner since February 2005. Mr. Bender has served as senior vice president and general counsel of Williams since December 2002. Mr. Bender has served as the general counsel of the general partner of Williams Pipeline Partners L.P. since August 2007. From June 2000 to June 2002, Mr. Bender was senior vice president and general counsel with NRG Energy, Inc. Mr. Bender was vice president, general counsel and secretary of NRG Energy from June 1997 to June 2000. NRG Energy, Inc. filed a voluntary bankruptcy petition during 2003 and its plan of reorganization was approved in December 2003.
Ted T. Timmermans Vice President, Controller & Chief Accounting Officer	Ted T. Timmermans, age 53, has served as Vice President, Controller & Chief Accounting Officer of the Williams Partners General Partner since September 2005. Mr. Timmermans has served as Vice President, Controller & Chief Accounting Officer of Williams since July 2005. He served as Assistant Controller of Williams from April 1998 to July 2005. Mr. Timmermans has served as Chief Accounting Officer of the general partner of Williams Pipeline Partners L.P. since January 2008.
H. Michael Krimbill Director and Member of Audit and Conflicts Committees	H. Michael Krimbill, age 56, has served as a director of the Williams Partners General Partner since August 2007. Mr. Krimbill has served as a director of Seminole Energy Services, LLC, a privately held natural gas marketing company, from November 2007 to February 5, 2010. Mr. Krimbill was the president and chief financial officer of Energy Transfer Partners, L.P. from 2004 until his resignation in January 2007. Mr. Krimbill joined Heritage Propane Partners, L.P. (the predecessor of Energy Transfer Partners) as vice president and chief financial officer in 1990. Mr. Krimbill served as president of Heritage from 1999 to 2004 and as president and chief executive officer of Heritage from 2000 to 2005. Mr. Krimbill also served as a director of Energy Transfer Equity, the general partner of Energy Transfer Partners from 2000 to January 2007.
Bill Z. Parker Director and Member of Audit and Conflicts Committees	Bill Z. Parker, age 63, has served as a director of the Williams Partners General Partner since August 2005. Mr. Parker has served as a director of Laredo Petroleum L.L.C., a privately held independent oil and gas producing company, since 2007. Mr. Parker served as a director for Latigo Petroleum, Inc., a privately held independent oil and gas production company, from 2003 to May 2006, when it was acquired by POGO Producing Company. From April 2000 to November 2002, Mr. Parker served as executive vice president of Phillips Petroleum Company’s worldwide upstream operations. Mr. Parker was executive vice president of Phillips Petroleum Company’s worldwide downstream operations from September 1999 to April 2000.

Name and Title	Current Occupation and Business Background Since 2004

Alice M. Peterson Director and Member of Audit and Conflicts Committees	Alice M. Peterson, age 57, has served as a director of the Williams Partners General Partner since September 2005. Ms. Peterson has served as the chief ethics officer of SAI Global since April 2009. Since 2000, Ms. Peterson has served as a director of RIM Finance, LLC, a wholly owned subsidiary of Research in Motion, Ltd., the maker of Blackberrytm handheld device. Ms. Peterson has served as a director of Navistar Financial Corporation, a wholly owned subsidiary of Navistar International, since 2006. She founded and served as the president of Syrus Global, a provider of ethics, compliance and reputation management solutions from 2002 to April 2009, when it was acquired by SAI Global. Ms. Peterson served as a director of Hanesbrands Inc., an apparel company, from 2006 to 2009. Ms. Peterson served as a director of TBC Corporation, a marketer of private branded replacement tires, from July 2005 to November 2005, when it was acquired by Sumitomo Corporation of America. From 1998 to 2004, she served as a director of Fleming Companies. From 2000 to 2001, Ms. Peterson served as president and general manager of RIM Finance, LLC. From April 2000 to September 2000, Ms. Peterson served as the chief executive officer of Guidance Resources.com, a start-up business focused on providing online behavioral health and concierge services to employer groups and other associations. From 1998 to 2000, Ms. Peterson served as vice president of Sears Online and from 1993 to 1998, as vice president and treasurer of Sears, Roebuck and Co.

COMPARISON OF THE RIGHTS OF HOLDERS OF WILLIAMS PARTNERS
COMMON UNITS AND HOLDERS OF WMZ COMMON UNITS

The following describes the rights of holders of Williams Partners Common Units and the rights of holders of WMZ Common Units and the material differences between them. It is not a complete summary of the provisions affecting, and the differences between, the rights of holders of Williams Partners Common Units and the rights of holders of WMZ Common Units. The rights of holders of Williams Partners Common Units are governed by the Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., as amended, and the rights of holders of WMZ Common Units are governed by the First Amended and Restated Agreement of Limited Partnership of Williams Pipeline Partners L.P., as amended, and you should refer to each document for a complete description of the rights of holders of Williams Partners Common Units and the rights of holders of WMZ Common Units, respectively. If the Merger is consummated, holders of WMZ Common Units will become holders of Williams Partners Common Units, and their rights as holders of Williams Partners Common Units will be governed by Delaware law and Williams Partners’ partnership agreement. You should refer to Williams Partners’ partnership agreement and the amendments thereto, which are incorporated by reference herein. For WMZ’s partnership agreement, please refer to WMZ’s current report on Form 8-K filed with the SEC on January 30, 2008. This summary is qualified in its entirety by reference to the Delaware Revised Uniform Limited Partnership Act, Williams Partners’ partnership agreement and the WMZ partnership agreement. Capitalized terms used herein and not otherwise defined herein are used herein as defined in the applicable partnership agreement.

Purpose and Term of Existence

Williams Partners	WMZ

Williams Partners’ stated purposes under its partnership agreement are to engage directly or indirectly in any lawful business activity that is approved by its general partner and to exercise all rights and powers conferred upon Williams Partners pursuant to any agreements relating to such business activity and to do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to its subsidiaries. However, the general partner may not cause Williams Partners to engage directly or indirectly in any business activity that would cause Williams Partners to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.	WMZ’s stated purposes under its partnership agreement are to engage directly or indirectly in any lawful business activity that is approved by its general partner and to exercise all rights and powers conferred upon WMZ pursuant to any agreements relating to such business activity and to do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to its subsidiaries. However, the general partner may not cause WMZ to engage directly or indirectly in any business activity that would cause WMZ to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Williams Partners’ partnership term will continue until Williams Partners is dissolved pursuant to the terms of its partnership agreement. Williams Partners’ existence as a separate legal entity will continue until cancellation of its Certificate of Limited Partnership pursuant to the Delaware Act.	WMZ’s partnership term will continue until WMZ is dissolved pursuant to the terms of its partnership agreement. WMZ’s existence as a separate legal entity will continue until cancellation of its Certificate of Limited Partnership pursuant to the Delaware Act.

Distributions of Available Cash

Williams Partners	WMZ

Within 45 days after the end of each quarter, Williams Partners will distribute all of its available cash to its unitholders of record as of the applicable record date.

Available cash is defined in Williams Partners’ partnership agreement and generally means, for any quarter ending prior to liquidation, all cash on hand at	Within 45 days after the end of each quarter, WMZ will distribute all of its available cash to its unitholders of record as of the applicable record date.

Available cash is defined in WMZ’s partnership agreement and generally means, for any quarter ending prior to liquidation, all cash on hand at the end of such quarter:

Williams Partners	WMZ

the end of such quarter: • less the amount of any cash reserves established by the Williams Partners General Partner to:	• less the amount of any cash reserves established by the general partner to:
• provide for the proper conduct of the business (including reserves for future capital expenditures and for anticipated future credit needs);
    •     provide for the proper conduct of the business (including reserves for future capital expenditures, future anticipated credit needs and for refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing relating to FERC rate proceedings);

• comply with applicable law or any debt instrument or other agreement or obligation; or	• comply with applicable law or any debt instrument or other agreement or obligation; or
• provide funds for distributions to unitholders and the general partner in respect of any one or more of the next four quarters;	• provide funds for distributions to unitholders and the general partner for any one or more of the next four quarters;
    •     plus all cash on hand on the date of determination of available cash for such quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are defined in Williams Partners’ partnership agreement and are borrowings used solely for working capital purposes or to pay distributions made pursuant to a credit facility or other arrangement to the extent such borrowings are required to be reduced to a relatively small amount each year for an economically meaningful period of time.

    •     plus all cash on hand on the date of determination of available cash for such quarter resulting from cash received after the end of that quarter in respect of WMZ’s ownership interest in Northwest Pipeline and attributable to its operations during that quarter;

   •   plus, if the general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter. Working capital borrowings are defined in WMZ’s partnership agreement and are generally borrowings that are made under a credit facility or another financing arrangement, are used solely for working capital purposes or to pay distributions and are intended to be repaid within twelve months.

Operating Surplus and Capital Surplus

Williams Partners	WMZ

Cash distributions are characterized as distributions from either operating surplus or capital surplus. Williams Partners distributes available cash from operating surplus differently than available cash from capital surplus.

Operating surplus is defined in Williams Partners’ partnership agreement and generally means, with respect to any period ending prior to liquidation, on a cumulative basis and without duplication:

    •     $10.0 million; plus

• $12.8 million in cash and cash equivalents on hand as of the closing date of Williams Partners’ initial public offering (which excludes $24.4 million retained from the proceeds of the initial public offering to make a capital contribution to Discovery Producer Services	Cash distributions are characterized as distributions from either operating surplus or capital surplus. WMZ distributes available cash from operating surplus differently than available cash from capital surplus.

Operating surplus is defined in WMZ’s partnership agreement and generally means, with respect to any period ending prior to liquidation, on a cumulative basis and without duplication:

    •     $25 million; plus

   •   all cash receipts for the period from the closing of WMZ’s initial public offering through the end of such period, excluding cash receipts from interim capital transactions (as defined below); plus

• all cash receipts after the end of such period but

Williams Partners	WMZ

LLC to fund an escrow account required in connection with the Tahiti pipeline lateral expansion project); plus

    •     all cash receipts for the period beginning on the closing date of Williams Partners’ initial public offering and ending on the last day of such period, other than cash receipts from(1) borrowings that are not working capital borrowings,(2) sales of equity and debt securities and(3) sales or other dispositions of assets outside the ordinary course of business and not as part of normal retirements or replacements; plus

   •   working capital borrowings made after the end of such period but on or before the date of determination of operating surplus for the period; less

   •   operating expenditures after the closing date of Williams Partners’ initial public offering other than operating expenditures funded with cash reserves established by the Williams Partners General Partner to provide funds for future operating expenditures; less

   •   the amount of cash reserves established by the general partner to provide funds for future operating expenditures.

Operating expenditures are defined in Williams Partners’ partnership agreement and generally mean all expenditures, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures (except as provided in the second bullet below), provided that operating expenditures will not include:

   •   payments (including prepayments) of principal and premium on indebtedness other than working capital borrowings;
on or before the date of determination of the operating surplus with respect to such period constituting cash distributions paid on WMZ’s ownership interest in Northwest Pipeline (excluding any such receipts constituting either (i) cash proceeds from the retirement of the notes receivable outstanding as of the closing of WMZ’s initial public offering under the cash management agreement between Williams and Northwest Pipeline, or (ii) the proceeds from Northwest Pipeline’s interim capital transactions); plus

    •     working capital borrowings made after the end of such period but on or before the date of determination of operating surplus for such period; plus

   •   cash distributions paid on equity issued and interest payments (and related fees) made on debt incurred to finance all or a portion of the construction, acquisition, development, replacement or improvement of a capital asset (such as equipment or facilities) in respect of the period beginning on the date that WMZ enters into a binding obligation to commence such construction, acquisition, development, replacement or improvement and ending on the earlier to occur of the date the capital improvement or capital asset commences commercial service or the date that it is abandoned or disposed of; less

   •   operating expenditures (as defined below) from the closing of WMZ’s initial public offering through the end of such period, including maintenance capital expenditures (including capital contributions to Northwest Pipeline to be used by it for maintenance capital expenditures, but not including expenditures funded by reserves established in the next bullet point); less

   •   the amount of cash reserves established by the general partner to provide funds for future operating expenditures; less

   •   all working capital borrowings not repaid within twelve months after having been incurred.

• capital expenditures made for acquisitions or capital improvements; • payment of transaction expenses relating to interim capital transactions (as defined below); and

Operating expenditures are defined in WMZ’s partnership agreement and generally mean all cash expenditures, including, but not limited to, taxes, reimbursements of the general partner, interest payments, payments made in the ordinary course of business under interest rate swap agreements and commodity hedge contracts, maintenance capital expenditures (as defined below), director and officer compensation, repayment of working capital borrowings and non-pro rata repurchases of units,

• distributions to partners (including distributions in respect of incentive distribution rights).

Capital expenditures that are operating expenditures are made to replace partially or fully depreciated assets, to maintain the existing operating capacity of assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes or Williams Partners’ asset base. Capital expenditures made for acquisitions or capital

Williams Partners	WMZ

improvements are made to increase operating capacity, revenues or cash flow from operations, whether through construction, acquisition, addition or improvement. Such capital expenditures include contributions made by Williams Partners to an entity in which Williams Partners has an equity interest to be used by the entity for acquisitions or capital improvements. Pursuant to Williams Partners’ partnership agreement, capital expenditures that are made in part for acquisitions and capital purposes and in part for other purposes will be allocated by the general partner, with the concurrence of the conflicts committee of the general partner’s board of directors.

Capital surplus is defined in Williams Partners’ partnership agreement and will generally be generated only by interim capital transactions, which are defined as:

    •     borrowings other than working capital borrowings;
provided that operating expenditures will not include:

    •     repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

   •   payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

   •   expansion capital expenditures (as defined below);

• investment capital expenditures (as defined below);

• payment of transaction expenses (including taxes) relating to interim capital transactions (as defined below);
     •     sales of debt and equity securities; and

   •   sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold or disposed in the ordinary course of business or assets sold or disposed as part of normal retirements or replacements of assets.

All amounts of available cash distributed on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing date of Williams Partners’ initial public offering equals the operating surplus as of the close of the quarter immediately preceding such distribution. Any remaining amounts of available cash distributed on such date will be deemed to be capital surplus and distributed accordingly.

    •     distributions to partners; or

   •   non-pro rata purchases of units of any class made with the proceeds of an interim capital transaction.

Maintenance capital expenditures are defined in WMZ’s partnership agreement and generally mean cash expenditures for the addition or improvement to or the replacement of capital assets, if incurred to maintain WMZ’s existing operating capacity, asset base, revenues or cash flow from operations, or other capital expenditures that are incurred in maintaining existing system volumes or WMZ’s asset base. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as operations and maintenance expenses as incurred. Maintenance capital expenditures will include contributions made by WMZ to Northwest Pipeline to be used by it for maintenance capital expenditures. Maintenance capital expenditures for Northwest Pipeline will include allowance for borrowed funds used during construction. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are defined in WMZ’s partnership agreement and are generally those capital expenditures to increase WMZ’s long-term operating capacity, asset base or cash flow from operations, whether through construction, acquisition or improvement. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional pipeline, compression or storage capacity, to the extent they expand WMZ’s operating capacity or

Williams Partners	WMZ

asset base. Expansion capital expenditures will include contributions made by WMZ to Northwest Pipeline to be used by it for expansion capital expenditures. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional capital expenditures, such as the acquisition of a capital asset for investment purposes or the development of facilities to a greater extent than necessary to maintain existing operating capacity or operating income, but which are not expected to expand for the long term WMZ’s operating capacity or operating income. Investment capital expenditures will include contributions made by WMZ to Northwest Pipeline to be used for investment capital expenditures.

Pursuant to WMZ’s partnership agreement, capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by the general partner, with the concurrence of the conflicts committee of the general partner’s board of directors.

Capital surplus is defined in WMZ’s partnership agreement and will generally be generated only by interim capital transactions, which are defined as:

• borrowings other than working capital borrowings;

• sales of debt and equity securities;

    •     sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold or disposed in the ordinary course of business or as part of normal retirements or replacements of assets;

• the termination of interest rate swap agreements or commodity hedge contracts prior to the termination date specified therein;

• capital contributions received by WMZ; and

• corporate reorganizations or restructurings.

All amounts of available cash distributed on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing date of WMZ’s initial

Williams Partners	WMZ

public offering equals the operating surplus as of the close of the quarter immediately preceding such distribution. Any remaining amounts of available cash distributed on such date will be deemed to be capital surplus and distributed accordingly.

Subordination Period

Williams Partners	WMZ

Williams Partners has no subordinated units outstanding. Williams Partners’ subordination period ended on February 19, 2008 when Williams Partners met the requirements for early termination pursuant to its partnership agreement. As a result of the termination, the 7,000,000 outstanding subordinated units owned by four subsidiaries of Williams converted one- for-one to common units and now participate pro rata with the other common units in distributions of available cash.	WMZ currently has 10,975,900 subordinated units outstanding. Accordingly, WMZ is currently in its “subordination period,” which generally will not end prior to the first business day of any quarter beginning after December 31, 2010. During the subordination period, the common units have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2875 per common unit, which amount is defined in the partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient available cash to pay the minimum quarterly distribution on the common units. WMZ’s general partner currently holds all 10,975,900 subordinated units.
Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. The subordination period is defined in WMZ’s partnership agreement, and will end on the first day of any quarter beginning after December 31, 2010 that each of the following tests are met:

    •     distributions of available cash from operating surplus on the outstanding common units, subordinated units and general partner units equaled or exceeded the sum of the minimum quarterly distributions for each of the three consecutive, non- overlapping four-quarter periods immediately preceding that date;

    •     the “adjusted operating surplus” for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units and the related distributions on the general partner units during those periods on a fully diluted basis; and

• there are no arrearages in payment of the minimum quarterly distribution on the common units.

Williams Partners	WMZ

Adjusted operating surplus, a measure intended to reflect cash generated from operations, is defined in WMZ’s partnership agreement and generally means, for any period:

• operating surplus generated with respect to that period; less

• any net increase in working capital borrowings with respect to such period; less

• any net decrease in cash reserves for operating expenditures with respect to such period not relating to an operating expenditure made with respect to that period; plus

• any net decrease in working capital borrowings with respect to that period; plus

    •     any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods pursuant to the third bullet point above; plus

• any net increase in cash reserves for operating expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium.
Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day following the distribution of available cash to partners in respect of any quarter that each of the following tests are met:

    •     distributions of available cash from operating surplus on the outstanding common units, subordinated units and general partner units equaled or exceeded $1.725 (150% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding such date;

    •     the “adjusted operating surplus (as defined in the partnership agreement) for the four-quarter period immediately preceding that date equaled or exceeded $1.725 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the related distributions on the general partner units during that period on a fully diluted basis; and

• there are no arrearages in payment of the minimum quarterly distribution on the common units.
If the unitholders remove the general partner without cause, the subordination period may also end before December 31, 2010.

Incentive Distributions

Williams Partners	WMZ

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and certain target distribution levels have been achieved. The Williams Partners General Partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If, for any quarter, Williams Partners has distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution, then, subject to the proration and reduction described below, Williams Partners will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and certain target distribution levels have been achieved. WMZ’s general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If, for any quarter, WMZ has

    •     distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

    •     First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

   •   Second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

   •   Third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.5250 per unit for that quarter (the “third target distribution”); and

   •   Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for the general partner assume that the general partner maintains its 2% general partner interest, that the general partner has not transferred the incentive distribution rights and that Williams Partners does not issue additional classes of equity securities, subject to the proration of distributions described below.

On February 17, 2010, the Williams Partners General Partner amended Williams Partners’ partnership agreement (the “2010 Amendment”) to establish a new class of units designated as Class C units. As of February 18, 2010, there were 203,000,000 Class C units outstanding. The Class C units were identical to Williams Partners’ common units except that for the distribution with respect to the first quarter of 2010, they received a prorated quarterly distribution since they were not outstanding during the full quarterly period. The Class C units automatically converted to Williams Partners common units on May 10, 2010, the first business day after the record date for the

    •     distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then WMZ will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

   •   First, 98% to all common and subordinated unitholders, pro rata, and 2% to the general partner, until each common and subordinated unitholder receives a total of $0.330625 per unit for that quarter (the “first target distribution”);

   •   Second, 85% to all common and subordinated unitholders, pro rata, and 15% to the general partner, until each common and subordinated unit holder receives a total of $0.359375 per unit for that quarter (the “second target distribution”);

   •   Third, 75% to all common and subordinated unitholders, pro rata, and 25% to the general partner, until each common and subordinated unitholder receives a total of $0.431250 per unit for that quarter (the “third target distribution”); and

   •   Thereafter, 50% to all common and subordinated unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for the general partner include its 2% general partner interest and assume the general partner has contributed any additional capital to maintain its 2% general partner interests and has not transferred its incentive distribution rights.

Williams Partners	WMZ

distribution with respect to the first quarter of 2010. Williams Partners also increased the capital account of the Williams Partners General Partner to allow it to maintain its 2% general partner interest and issued additional general partner units to the general partner equal to 2/98th of the number of Class C units issued.

The minimum quarterly distribution, the first target distribution, the second target distribution and the third target distribution are subject to adjustment as described below in “— Adjustments to the Minimum Quarterly Distribution and Target Distribution Levels.”
WMZ’s general partner, as the holder of WMZ’s incentive distribution rights, has the right under the partnership agreement to elect to relinquish the right to receive incentive distributions based on the then- current target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which future incentive distributions to the general partner will be based. The general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to the general partner are based may initially be exercised, without approval of the unitholders or the conflicts committee of the board of directors of the general partner, at any time when there are no subordinated units outstanding, and WMZ has made incentive distributions to its general partner at the highest level for each of the four consecutive fiscal quarters ended immediately prior to the date of the reset and the amount of each such distribution did not exceed adjusted operating surplus for such quarter.

Following a reset election, the new minimum quarterly distribution amount (the “reset minimum quarterly distribution amount”) and target distribution levels will be higher than the minimum quarterly distribution amount and target distribution levels prior to the reset, such that incentive distributions to the general partner will be reduced or eliminated until cash distributions per common unit following the reset increase as described below.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels, and the corresponding relinquishment by the general partner of its incentive distribution payments based on the target distribution levels prior to the reset, the general partner will be entitled to receive a number of newly issued Class B common units. The number of Class B common units that the general partner would be entitled to receive in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect will be determined in the manner described below. The general partner would also automatically receive the number of additional general partner units necessary to maintain its then-current general partner interest in light of the issuance of the Class B common units.

Each Class B common unit will be convertible into one common unit at the election of the holder of the Class B common unit at any time following the first anniversary of the issuance of the Class B common units. The issuance of the Class B common units will be conditioned upon approval of the listing or

Williams Partners	WMZ

admission for trading of the common units into which the Class B common units are convertible by the national securities exchange on which the common units are then listed or admitted for trading. Each Class B common unit will receive the same level of distribution as a common unit on a pari passu basis with other common unitholders.

WMZ’s general partner may effect a reset in one of two ways:

    •     Option 1 — Following the reset, the general partner would not receive any incentive distributions until WMZ’s quarterly cash distribution per common unit exceeded 115% of the reset minimum quarterly distribution amount. The average cash distribution amount per common unit for the two consecutive fiscal quarters ended immediately prior to the date of the reset election (the “Average Per Unit Distribution”) would become the reset minimum quarterly distribution amount.

    •     Option 2 — Following the reset, the general partner would receive an incentive distribution at the first (13%) incentive distribution level, but would not receive incentive distributions at the second (23%) or third (48%) incentive distribution levels until WMZ’s quarterly cash distribution per common unit exceeded the Average Per Unit Distribution. The reset minimum quarterly distribution amount would be equal to the Average Per Unit Distribution divided by 1.25.

In either case, the first, second and third target distribution levels following the reset would be equal to 115%, 125% and 150%, respectively, of the reset minimum quarterly distribution amount.
The number of Class B common units that the general partner would be entitled to receive from WMZ in connection with an Option 1 Reset will be equal to (x) the average of the cash distributions received by the general partner with respect to its incentive distribution rights for the two consecutive fiscal quarters ended immediately prior to the date of the reset, divided by (y) the Average Per Unit Distribution.

The number of Class B common units that the general partner would be entitled to receive from WMZ in connection with an Option 2 Reset will be equal to (x)(i) the average of the cash distributions received by the general partner with respect to its incentive distribution rights for the two consecutive fiscal quarters ended immediately prior to the date of the reset election minus (ii) the amount of the incentive distribution that would be payable to the

Williams Partners	WMZ

general partner at the first (13%) incentive distribution level following the reset election assuming that the quarterly distribution to each common unit equaled the Average Per Unit Distribution, divided by (y) the Average Per Unit Distribution.

The formulas required for calculating the number of Class B common units that the general partner would be entitled to receive from WMZ in connection with resetting of the minimum quarterly distribution amount and the target distribution levels then in effect are set forth in the partnership agreement.

Following the reset of the minimum quarterly distribution amount and the target distribution levels, WMZ would distribute all of its available cash from operating surplus for each quarter as follows:

    •     First, 98% to all common unitholders, pro rata, and 2% to the general partner, until each common unitholder receives an amount equal to 115% of the reset minimum quarterly distribution amount for that quarter;

    •     Second, 85% to all common unitholders, pro rata, and 15% to the general partner, until each common unitholder receives a total amount per common unit equal to 125% of the reset minimum quarterly distribution amount for that quarter;

    •     Third, 75% to all common unitholders, pro rata, and 25% to the general partner, until each common unitholder receives a total amount per common unit equal to 150% of the reset minimum quarterly distribution amount for that quarter; and

• Thereafter, 50% to all common unitholders, pro rata, and 50% to the general partner.
WMZ’s general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion. However, it may not make a subsequent reset election following an Option 1 reset unless the general partner has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions to which it is entitled at that time under WMZ’s partnership agreement, and such distributions did not exceed adjusted operating surplus for such quarters. The general partner may not make an additional reset election following an Option 2 reset unless it has received incentive distributions for the prior six consecutive fiscal quarters based on the highest level of incentive distributions to which it is entitled at the time under the partnership agreement, and such

Williams Partners	WMZ

distributions did not exceed adjusted operating surplus for such quarters.

Distributions of Available Cash From Operating Surplus

Williams Partners	WMZ

Williams Partners distributes available cash from operating surplus with respect to any fiscal quarter in the following manner:

   •   First, 98% to all unitholders, pro rata, and 2% to the general partner, until Williams Partners distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

   •   Thereafter, in the manner described in “— Incentive Distributions” above.

The preceding discussion is based on the assumption that the general partner maintains its 2% general partner interest and that Williams Partners does not issue additional classes of equity securities.

The minimum quarterly distribution, the first target distribution, the second target distribution and the third target distribution are subject to adjustment as described below in “— Adjustments to the Minimum Quarterly Distribution and Target Distribution Levels.”	During the subordination period. Currently, WMZ distributes available cash from operating surplus with respect to any fiscal quarter in the following manner:

   •   First, 98% to the common unitholders, pro rata, and 2% to the general partner, until WMZ distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter;

   •   Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until WMZ distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

   •   Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until WMZ distributes for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

   •   Thereafter, in the manner described in “— Incentive Distributions” above.

The preceding discussion assumes that the general partner maintains its 2% general partner interest and that WMZ does not issue additional classes of equity securities.

After the subordination period.  After the end of the subordination period, WMZ will distribute available cash from operating surplus with respect to any fiscal quarter in the following manner:

   •   First, 98% to all unitholders, pro rata, and 2% to the general partner, until WMZ distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

• Thereafter, in the manner described in “—Incentive Distributions” above.

Distributions of Available Cash From Capital Surplus

Williams Partners	WMZ

Williams Partners will make distributions of available cash from capital surplus, if any, in the following manner:	WMZ will make distributions of available cash from capital surplus, if any, in the following manner:
• First, 98% to all unitholders, pro rata, and 2%	• First, 98% to all unitholders, pro rata, and 2% to the general partner, until WMZ has

Williams Partners	WMZ

to the general partner, until Williams Partners has distributed, for each common unit that was issued in Williams Partners’ initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

    •     Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until Williams Partners has distributed, for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and
distributed, for each common unit that was issued in the WMZ’s initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

    •     Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until WMZ has distributed, for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

• Thereafter, Williams Partners will make all distributions of available cash from capital surplus as if they were from operating surplus.	• Thereafter, WMZ will make all distributions of available cash from capital surplus as if they were from operating surplus.
The preceding discussion is based on the assumption that the general partner maintains its 2% general partner interest and that Williams Partners does not issue additional classes of equity securities.

Williams Partners’ partnership agreement treats a distribution of available cash from capital surplus as the repayment of the initial unit price from Williams Partners’ initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to in the partnership agreement as unrecovered capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in unrecovered capital. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made it may be easier for the Williams Partners General Partner to receive incentive distributions. However, any distribution of capital surplus before unrecovered capital is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.	The preceding discussion is based on the assumption that the general partner maintains its 2% general partner interest and that WMZ does not issue additional classes of equity securities.

WMZ’s partnership agreement treats a distribution of available cash from capital surplus as the repayment of the initial unit price from its initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once Williams Partners distributes capital surplus on a unit in an amount equal to the initial unit price, Williams Partners will reduce the minimum quarterly distribution and target distribution levels to zero and Williams Partners will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The preceding discussion assumes that the general partner maintains its 2% general partner interest, that the general partner has not transferred the incentive distribution rights and that Williams Partners does not issue additional classes of equity securities.	Once WMZ distributes capital surplus on a unit in an amount equal to the initial unit price, WMZ will reduce the minimum quarterly distribution and target distribution levels to zero and WMZ will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The preceding discussion assumes that the general partner maintains its 2% general partner interest, that the general partner has not transferred the incentive distribution rights and that WMZ does not issue additional classes of equity securities.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

Williams Partners	WMZ

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if Williams Partners combines its units into fewer units or subdivides its units into a greater number of units, Williams Partners will proportionately adjust:
In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if WMZ combines its units into fewer units or subdivides its units into a greater number of units, WMZ will proportionately adjust:

• the minimum quarterly distribution;	• the minimum quarterly distribution;
• the target distribution levels;	• the target distribution levels;
• the unrecovered capital; and	• the unrecovered initial unit price;
• other amounts calculated on a per unit basis.	• the number of common units into which a subordinated unit is convertible; and

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered capital would each be reduced to 50% of its level immediately prior to the two- for-one split. Williams Partners will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that Williams Partners becomes taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, Williams Partners will reduce the minimum quarterly distribution and each of the target distribution levels, respectively, for each quarter by multiplying the amount thereof by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for such quarter plus the general partner’s estimate of Williams Partners’ aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

    •     other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its level immediately prior to the two-for-one split and each subordinated unit would be convertible into two common units. WMZ will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that WMZ becomes taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, WMZ’s general partner may reduce the minimum quarterly distribution and each of the target distribution levels, respectively, for each quarter by multiplying the amount thereof by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for such quarter plus the general partner’s estimate of WMZ’s aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

Williams Partners	WMZ

If Williams Partners dissolves in accordance with its partnership agreement, Williams Partners will sell or otherwise dispose of its assets in a process called liquidation. Williams Partners will first apply the proceeds of liquidation to the satisfaction (whether by payment or the making of reasonable provision for the payment) of liabilities to its creditors. Williams Partners will distribute any remaining proceeds to the	If WMZ dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called liquidation. WMZ will first apply the proceeds of liquidation to the satisfaction (whether by payment or the making of reasonable provision for the payment) of liabilities to its creditors. WMZ will distribute any remaining proceeds to the common and subordinated unitholders

Williams Partners	WMZ

unitholders and the general partner in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of Williams Partners’ assets in liquidation.
and the general partner in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of WMZ’s assets in liquidation.
The manner of the adjustment is set forth in Williams Partners’ partnership agreement. Williams Partners will allocate any gain in the following manner:	The manner of adjustment is set forth in WMZ’s partnership agreement. If WMZ’s liquidation occurs before the end of the subordination period, WMZ will allocate any gain in the following manner:

• First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;	• First, to its general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

• Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:	• Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

    •     the unrecovered capital for that common unit; plus

   •   the amount of the minimum quarterly distribution for the quarter during which liquidation occurs, reduced by any distribution from operating surplus with respect to such unit for such quarter;

   •   Third, 98% to all unitholders, pro rata, and 2% to the general partner, until Williams Partners allocates under this paragraph an amount per unit equal to:

   •   the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of Williams Partners’ existence; less

   •   the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that Williams Partners distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of Williams Partners’ existence;

   •   Fourth, 85% to all unitholders, pro rata, and 15% to the general partner until Williams Partners allocates under this paragraph an amount per unit equal to:

   •   the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of Williams Partners’ existence; less

   •   the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that Williams Partners distributed 85% to the unitholders, pro rata,
• the unrecovered initial unit price; plus

   •   the amount of the minimum quarterly distribution for the quarter during which liquidation occurs; plus

   •   any unpaid arrearages in payment of the minimum quarterly distribution;

   •   Third, if the adjusted capital account of a common unit and a Class B unit (or converted Class B unit) are not identical, 98% to the unitholders holding the class of units with the lower adjusted capital account, pro rata, and 2% to the general partner, until the adjusted capital account of each common unit and each Class B unit (or converted Class B unit) are equal;

   •   Fourth, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of:

   •   the unrecovered initial unit price; plus

   •   the amount of the minimum quarterly distribution for the quarter during which liquidation occurs, reduced by any distribution from operating surplus with respect to such subordinated unit for such quarter;

   •   Fifth, 98% to all common and subordinated unitholders, pro rata, and 2% to the general partner, until WMZ allocates under this paragraph an amount per common unit equal to:

   •   the sum of the excess of the first target distribution per common unit over the minimum quarterly distribution per common unit for each quarter of WMZ’s existence; less

Williams Partners	WMZ

and 15% to the general partner for each quarter of Williams Partners’ existence;

    •     Fifth, 75% to all unitholders, pro rata, and 25% to the general partner, until Williams Partners allocates under this paragraph an amount per unit equal to:

   •   the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of Williams Partners’ existence; less

   •   the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that Williams Partners distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of Williams Partners’ existence; and

   •   Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for the general partner assume the general partner maintains its 2% general partner interest, that the general partner has not transferred the incentive distribution rights and that Williams Partners does not issue additional classes of equity securities.

Upon Williams Partners’ liquidation, Williams Partners will generally allocate any loss to the general partner and the unitholders in the following manner:

   •   First, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

    •     the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per common unit that WMZ distributed 98% to the common and subordinated unitholders, pro rata, and 2% to the general partner, for each quarter of WMZ’s existence;

   •   Sixth, 85% to all common and subordinated unitholders, pro rata, and 15% to the general partner, until WMZ allocates under this paragraph an amount per common unit equal to:

   •   the sum of the excess of the second target distribution per common unit over the first target distribution per common unit for each quarter of WMZ’s existence; less

   •   the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the first target distribution per common unit that WMZ distributed 85% to the common and subordinated unitholders, pro rata, and 15% to the general partner for each quarter of WMZ’s existence;

   •   Seventh, 75% to all common and subordinated unitholders, pro rata, and 25% to the general partner, until WMZ allocates under this paragraph an amount per common unit equal to:

   •   the sum of the excess of the third target distribution over the second target distribution per common unit for each quarter of WMZ’s existence; less

    •     Thereafter, 100% to the general partner.

The percentage interests set forth above for the general partner assume that the general partner maintains its 2% general partner interest, that the general partner has not transferred the incentive distribution rights and that Williams Partners does not issue additional classes of equity securities.

In addition, Williams Partners will make adjustments to capital accounts upon the issuance of additional units. In doing so, Williams Partners will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner that a gain or loss is allocated upon liquidation. In the event that positive adjustments are made to the capital accounts upon the issuance of additional units, Williams Partners will allocate any later negative

    •     the cumulative amount per common unit of any distributions of available cash from operating surplus in excess of the second target distribution per common unit that WMZ distributed 75% to the common and subordinated unitholders, pro rata, and 25% to the general partner for each quarter of WMZ’s existence; and

   •   Thereafter, 50% to all common and subordinated unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for the general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

If liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that the third clause of the second bullet point above and all of the

Williams Partners	WMZ

adjustments to the capital accounts resulting from the issuance of additional units or upon liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.
fourth bullet point above will no longer be applicable. If liquidation occurs before the end of the subordination period, WMZ will generally allocate any loss in the following manner:

    •     First, 98% to the holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

    •     Second, if the adjusted capital account of a common unit and a Class B unit (or converted Class B unit) are not identical, 98% to the unitholders holding the class of units with the higher adjusted capital account, pro rata, and 2% to the general partner, until the adjusted capital account of each common unit and each Class B unit (or converted Class B unit) are equal;

    •     Third, 98% to all unitholders in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of all units then outstanding have been reduced to zero; and

• Thereafter, 100% to the general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

In addition, WMZ will make adjustments to capital accounts upon the issuance of additional units. In doing so, WMZ will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the common and subordinated unitholders and the general partner in the same manner that a gain or loss is allocated upon liquidation. In the event that positive adjustments are made to the capital accounts upon the issuance of additional units, WMZ will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

Merger/Consolidation

Williams Partners	WMZ

Merger or consolidation of Williams Partners requires the prior consent of its general partner. The general partner must also approve the merger agreement, which must include certain information as set forth in Williams Partners’ partnership agreement. Subject to certain exceptions set forth in Williams Partners’ partnership agreement and described below, once approved by the general partner, the merger agreement must be submitted to a vote of the limited partners, and the merger agreement will be approved upon receipt of the affirmative vote or consent of a majority of the outstanding common units.

The general partner may consummate any merger or consolidation without the prior approval of unitholders if the general partner has received an opinion of counsel that the merger or consolidation, as the case may be, would not result in the loss of limited liability of any limited partner or cause Williams Partners to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes, the transaction would not result in an amendment to Williams Partners’ partnership agreement that could not otherwise be adopted solely by the general partner, Williams Partners is the surviving entity, each unit outstanding immediately prior to the transaction will be identical following the merger or consolidation and the units to be issued do not exceed 20% of Williams Partners’ outstanding partnership securities immediately prior to the transaction.

In addition, if certain conditions in Williams Partners’ partnership agreement are satisfied, the general partner may convert Williams Partners or any of its subsidiaries into a new limited liability entity or merge Williams Partners or any of its subsidiaries into, or convey some or all of Williams Partners’ assets to, a newly formed entity if the general partner has received an opinion of counsel regarding limited liability and tax matters, the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the partnership into another limited liability entity and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in Williams Partners’ partnership agreement.	Merger, consolidation or conversion of WMZ requires the prior consent of its general partner. The general partner must also approve the merger agreement or plan of conversion, which must include certain information as set forth in WMZ’s partnership agreement. Subject to certain exceptions set forth in WMZ’s partnership agreement and described below, once approved by the general partner, the merger agreement or plan of conversion must be submitted to a vote of WMZ’s limited partners, and the merger agreement or plan of conversion will be approved upon receipt of the affirmative vote or consent of a majority of WMZ’s outstanding common units (excluding common units held by the general partner and its affiliates), voting as a class, and a majority of the outstanding subordinated units, voting as a class. After the subordination period, at least a majority of the outstanding common units and Class B units, if any, voting as a single class, will be required to approve a merger agreement or plan of conversion.

The general partner may consummate any merger or consolidation without the prior approval of unitholders if the general partner has received an opinion of counsel that the merger or consolidation, as the case may be, would not result in the loss of limited liability of any limited partner or cause the partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes, the transaction would not result in an amendment to the partnership agreement that could not otherwise be adopted solely by the general partner, the partnership is the surviving entity, each unit outstanding immediately prior to the transaction will be substantially identical following the merger or consolidation and the units to be issued do not exceed 20% of WMZ’s outstanding partnership securities immediately prior to the transaction.

In addition, if certain conditions in the partnership agreement are satisfied, the general partner may convert WMZ or any of its subsidiaries into a new limited liability entity or merge WMZ or any of its subsidiaries into, or convey some or all of WMZ’s assets to, a newly formed entity if the general partner has received an opinion of counsel regarding limited liability and tax matters, the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the partnership into another limited liability entity and the governing instruments of the new entity provide the limited partners and the general partners with substantially the same rights and obligations as contained in WMZ’s partnership agreement.

Disposal of Assets

Williams Partners	WMZ

The Williams Partners General Partner generally may not, without the prior approval of a majority of Williams Partners’ outstanding units, sell, exchange or otherwise dispose of all or substantially all the assets of Williams Partners in a single transaction or a series of related transactions. However, the Williams Partners General Partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Williams Partners’ assets without that approval. In addition, the general partner may sell any or all of Williams Partners’ assets in a forced sale pursuant to the foreclosure of, or other realization upon, any such encumbrance without the approval of Williams Partners’ unitholders.	WMZ’s general partner generally may not, without the prior approval of a majority of WMZ’s outstanding common units (excluding common units owned by the general partner or its affiliates) and a majority of WMZ’s outstanding subordinated units, voting as separate classes, sell, exchange or otherwise dispose of all or substantially all the assets of WMZ in a single transaction or a series of related transactions. However, WMZ’s general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of WMZ’s assets without that approval. In addition, the general partner may sell any or all of WMZ’s assets in a forced sale pursuant to the foreclosure of, or other realization upon, any such encumbrance without the approval of WMZ’s unitholders.

Transfer of General Partner Interest

Williams Partners	WMZ

Prior to June 30, 2015, the Williams Partners General Partner may not transfer all or any part of its general partner interest in Williams Partners unless such transfer (a) has been approved by the prior written consent or vote of at least a majority of the outstanding common units (excluding any common units held by the general partner and its affiliates) or (b) is of all, but not less than all, of its general partner interest to (i) an affiliate of the general partner or (ii) another person in connection with the merger or consolidation of the general partner with or into such other person or the transfer by the general partner of all or substantially all of its assets to such other person.	Prior to December 31, 2017, WMZ’s general partner may not transfer all or any part of its general partner interest in WMZ unless such transfer (a) has been approved by the prior written consent or vote of at least a majority of the outstanding common units (excluding any common units held by the general partner and its affiliates) or (b) is of all, but not less than all, of its general partner interest to (i) an affiliate of the general partner or (ii) another person in connection with the merger or consolidation of the general partner with or into such person or the transfer by the general partner of all or substantially all of its assets to such other person.
On or after June 30, 2015, the Williams Partners General Partner may transfer all or any of its general partner interest in Williams Partners without unitholder approval.	On or after December 31, 2017, WMZ’s general partner may transfer all or any of its general partner interest in WMZ without unitholder approval.

Withdrawal of General Partner

Williams Partners	WMZ

The Williams Partners General Partner has agreed not to withdraw voluntarily as the general partner prior to June 30, 2015 without first providing 90 days’ advance written notice and obtaining the approval of a majority of Williams Partners’ outstanding common units, excluding those held by the general partner and its affiliates, and furnishing an opinion of counsel stating that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited liability of any of Williams Partners’ limited partners or subsidiaries or cause Williams Partners or any of its subsidiaries to be treated as an association taxable as a corporation or	WMZ’s general partner has agreed not to withdraw voluntarily as the general partner prior to December 31, 2017 without first providing 90 days’ advance written notice and obtaining the approval of a majority of WMZ’s outstanding common units, excluding those held by the general partner and its affiliates, and furnishing an opinion of counsel stating that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited liability of any of WMZ’s limited partners or subsidiaries or cause WMZ or any of its subsidiaries to be treated as an association taxable as

Williams Partners	WMZ

otherwise to be taxed as an entity for federal income tax purposes.	a corporation or otherwise to be taxed as an entity for federal income tax purposes.

At any time after June 30, 2015, the Williams Partners General Partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ advance written notice, and that withdrawal will not constitute a breach of Williams Partners’ partnership agreement. In addition, the general partner may withdraw without unitholder approval upon 90 days’ notice to Williams Partners’ limited partners if at least 50% of Williams Partners’ outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates.	At any time after December 31, 2017, WMZ’s general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ advance written notice, and that withdrawal will not constitute a breach of WMZ’s partnership agreement. In addition, the general partner may withdraw without unitholder approval upon 90 days’ notice to WMZ’s limited partners if at least 50% of WMZ’s outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates.

Upon the voluntary withdrawal of the Williams Partners General Partner, the holders of a majority of Williams Partners’ outstanding common units may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Williams Partners will be dissolved, wound up and liquidated, unless within a specified time period after that withdrawal, the holders of a majority of Williams Partners’ outstanding units agree to continue Williams Partners’ business and to appoint a successor general partner.	Upon the voluntary withdrawal of WMZ’s general partner, the holders of a majority of WMZ’s outstanding common units, excluding the units held by the withdrawing general partner and its affiliates, and subordinated units, voting as separate classes, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, WMZ will be dissolved, wound up and liquidated, unless within a specified time period after that withdrawal, the holders of a majority of WMZ’s outstanding common units (excluding those held by the general partner or its affiliates), and subordinated units, voting as separate classes, agree to continue WMZ’s business and to appoint a successor general partner.

Removal of General Partner

Williams Partners	WMZ

The Williams Partners General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of Williams Partners’ outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and Williams Partners receives an opinion of counsel regarding limited liability and tax matters. In addition, any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of Williams Partners’ outstanding common units, including units held by the general partner and its affiliates.
WMZ’s general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of WMZ’s outstanding units, voting together as a single class, including units held by the general partner and its affiliates, and WMZ receives an opinion of counsel regarding limited liability and tax matters. In addition, any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of WMZ’s outstanding common units and Class B units, if any, voting as a single class, and a majority of the outstanding subordinated units voting as a class (including, in each case, units held by the general partner and its affiliates).

If the general partner is removed under circumstances where cause does not exist, and units held by the general partner and its affiliates are not voted in favor of that removal, the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on

If the general partner is removed under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of such a removal:

• the subordination period will end, and all outstanding subordinated units will immediately

Williams Partners	WMZ

the fair market value of the interests at the time.

While Williams Partners’ partnership agreement limits the ability of the general partner to withdraw, it allows the general partner interest to be transferred to an affiliate or to a third party as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity.
and automatically convert into common units on a one-for-one basis; • any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

    •     the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

While WMZ’s partnership agreement limits the ability of its general partner to withdraw, it allows the general partner interest to be transferred to an affiliate or to a third party as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity.

Limited Call Rights

Williams Partners	WMZ

If at any time the Williams Partners General Partner and its affiliates hold more than 80% of the then-issued and outstanding limited partner interests of any class, the general partner will have the right, which it may assign in whole or in part to its affiliates or to Williams Partners, to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in Williams Partners’ partnership agreement) of the limited partner interests of the class as of the date three days before the date the notice is mailed to the limited partners as provided in Williams Partners’ partnership agreement and (2) the highest price paid by the general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date the general partner mails notice of its election to purchase the units.	If at any time WMZ’s general partner and its affiliates hold more than 75% of the then-issued and outstanding limited partner interests of any class, the general partner will have the right, which it may assign in whole or in part to its affiliates or to WMZ, to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in WMZ’s partnership agreement) of the limited partner interests of the class as of the date three days before the date the notice is mailed to the limited partners as provided in WMZ’s partnership agreement and (2) the highest price paid by the general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date the general partner mails notice of its election to purchase the units.

Limited Preemptive Rights

Williams Partners	WMZ

The Williams Partners General Partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase partnership securities from Williams Partners whenever, and on the same terms that, Williams Partners issues partnership securities to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interests of the general partner and its affiliates equal to that which existed immediately prior to the issuance of such partnership securities. The holders of common units have no preemptive rights to acquire additional common units or other partnership interest in Williams Partners.	WMZ’s general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase partnership securities from WMZ whenever, and on the same terms that, WMZ issues partnership securities to persons other than the general partner and its affiliates, to the extent necessary to maintain the percentage interests of the general partner and its affiliates equal to that which existed immediately prior to the issuance of such partnership securities. The holders of common units have no preemptive rights to acquire additional common units or other partnership interest in WMZ.

Amendment of Partnership Agreement

Williams Partners	WMZ

Amendments to Williams Partners’ partnership agreement may be proposed only by the general partner. However, the general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to Williams Partners or its limited partners, including any duty to act in good faith or in the best interests of Williams Partners or its limited partners. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests or the general partner interest in relation to other types or classes of limited partner interests or the general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in Williams Partners’ partnership agreement, the general partner may make amendments to Williams Partners’ partnership agreement without the approval of the limited partners or assignees to reflect:	Amendments to WMZ’s partnership agreement may be proposed only by WMZ’s general partner. However, the general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to WMZ or its limited partners, including any duty to act in good faith or in the best interests of WMZ or the limited partners. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests or the general partner interest in relation to other types or classes of limited partner interests or the general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in WMZ’s partnership agreement, the general partner may make amendments to WMZ’s partnership agreement without the approval of the limited partners or assignees to reflect:

•     a change in the name of Williams Partners, the location of its principal place of business, its registered agent or its registered office;

  •   the admission, substitution, withdrawal or removal of partners;

•   a change that the general partner determines to be necessary or appropriate to qualify or continue Williams Partners’ qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither Williams Partners nor its operating company or subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax

   •     a change in the name of WMZ, the location of its principal place of business, its registered agent or its registered office;

  •   the admission, substitution, withdrawal or removal of partners;

  •   a change that the general partner determines to be necessary or appropriate to qualify or continue WMZ’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither WMZ nor its operating company nor Northwest Pipeline nor any of their subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an

Williams Partners	WMZ

purposes;	entity for federal income tax purposes;

• a change that the general partner determines does not adversely affect the limited partners (or any particular class of limited partners) in any material respect;	• a change that the general partner determines does not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

   •     a change that the general partner determines to be necessary or appropriate to (a) satisfy any requirements conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute or (b) facilitate the trading of Williams Partners’ limited partner interests or to comply with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are or will be listed for trading;

  •   a change that the general partner determines to be necessary or appropriate in connection with splits or combinations of partnership securities;

  •   a change required to effect the intent of the provisions of Williams Partners’ partnership agreement or otherwise contemplated by the partnership agreement;

  •   a change in Williams Partners’ fiscal year or taxable year and any changes that the general partner determines are necessary or appropriate as a result of a change in Williams Partners’ fiscal year or taxable year;

  •   an amendment that is necessary, in the opinion of counsel, to prevent Williams Partners, or its general partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed;

  •   an amendment that the general partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of partnership securities;

  •   any amendment expressly permitted by Williams Partners’ partnership agreement to be made by the general partner acting alone;

   •     a change that the general partner determines to be necessary or appropriate to (a) satisfy any requirements conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute or (b) facilitate the trading of WMZ’s limited partner interests or to comply with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are or will be listed for trading;

  •   a change that the general partner determines to be necessary or appropriate in connection with splits or combinations of partnership securities;

  •   a change required to effect the intent of the provisions of WMZ’s partnership agreement or otherwise contemplated by the partnership agreement;

  •   a change in WMZ’s fiscal year or taxable year and any changes that the general partner determines are necessary or appropriate as a result of a change in WMZ’s fiscal year or taxable year;

  •   an amendment that is necessary, in the opinion of counsel, to prevent WMZ, or its general partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed;

  •   an amendment that the general partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of partnership securities or rights to acquire partnership securities, including any amendment that the general partner determines is necessary or appropriate in connection with (a) the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution; (b) the implementation of the provisions relating to the general partner’s right to reset its incentive distribution rights in

• an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with Williams Partners’ partnership agreement;

Williams Partners	WMZ

   •     an amendment that the Williams Partners General Partner determines to be necessary or appropriate to reflect and account for the formation by Williams Partners of, or an investment by Williams Partners in, any corporation, partnership, joint venture, limited liability company or other entity in connection with the conduct by Williams Partners of activities permitted by Williams Partners’ partnership agreement;

  •   a merger or conveyance to effect a change in Williams Partners’ legal form; or

  •   any other amendments substantially similar to the foregoing.
exchange for Class B units and additional general partner units and; (c) any modifications to the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of the general partner’s board of directors;

   •     any amendment expressly permitted by WMZ’s partnership agreement to be made by its general partner acting alone;

  •   an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with WMZ’s partnership agreement;

Proposed amendments (other than those described above) must be approved by the general partner and the holders of at least a majority of the outstanding common units, unless a greater or different percentage is required under Williams Partners’ partnership agreement or by Delaware law. No provision of Williams Partners’ partnership agreement that establishes a percentage of outstanding units (including units deemed owned by the general partner) required to take any action may be amended, altered, changed, repealed or rescinded to reduce such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

No amendment to Williams Partners’ partnership agreement (other than those that may be made by the general partner without the approval of Williams Partners’ limited partners) may enlarge the obligations of any limited partner without its consent unless approved by at least a majority of the type or class of limited partner interests so affected or enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the general partner or any of its affiliates, without the consent of the general partner, which may be given or withheld at its option.

No amendment to the partnership agreement (other than those that may be made by the general partner without the approval of Williams Partners’ limited partners) will become effective without the approval of the holders of at least 90% of the outstanding units voting together as a single class unless Williams Partners obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

   •     an amendment that WMZ’s general partner determines to be necessary or appropriate to reflect and account for the formation by WMZ of, or an investment by WMZ in, any corporation, partnership, joint venture, limited liability company or other entity in connection with the conduct by WMZ of activities permitted by its partnership agreement;

  •   a merger or conveyance to effect a change in WMZ’s legal form; or

  •   any other amendments substantially similar to the foregoing.

Proposed amendments (other than those described above) must be approved by the general partner and the holders of at least a majority of the outstanding common units (excluding common units owned by the general partner and its affiliates), voting as a class, and at least a majority of the outstanding subordinated units, voting as a class, unless a greater or different percentage is required under WMZ’s partnership agreement or by Delaware law. No provision of the partnership agreement that establishes a percentage of outstanding units (including units deemed owned by the general partner) required to take any action may be amended, altered, changed, repealed or rescinded to reduce such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

No amendment to the partnership agreement (other than those that may be made by the general partner without the approval of WMZ’s limited partners) may enlarge the obligations of any limited partner without its consent unless approved by at least a majority of

Williams Partners	WMZ

the type or class of limited partner interests so affected or enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the general partner or any of its affiliates, without the consent of the general partner, which may be given or withheld at its option.

No amendment to the partnership agreement (other than those that may be made by the general partner without the approval of WMZ’s limited partners) will become effective without the approval of the holders of at least 90% of the outstanding units voting together as a single class unless WMZ obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

Dissolution of the Partnership

Williams Partners	WMZ

Williams Partners will be dissolved, and its affairs wound up, upon the occurrence of any of the following:	WMZ will be dissolved, and its affairs wound up, upon the occurrence of any of the following:
• an election by the general partner to dissolve the partnership that is approved by the holders of a majority of the outstanding units;
•     the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner (other than by reason of transfer in accordance with WMZ’s partnership agreement or withdrawal or removal following approval and admission of a successor);

   •     the entry of a decree of judicial dissolution of the partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

  •   the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner (other than by reason of transfer in accordance with Williams Partners’ partnership agreement or withdrawal or removal following approval and admission of a successor); or

  •   at any time there are no limited partners, unless the partnership is continued without dissolution in accordance with applicable Delaware law.

Upon a dissolution under the third bullet above, the holders of a majority of the outstanding units may also elect, within specific time limitations, to continue the business on the same terms and conditions described in Williams Partners’ partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding units, subject to Williams Partners’ receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner and none of the partnership, its operating company nor any of its subsidiaries would be treated as an association taxable as a corporation

   •     an election by the general partner to dissolve the partnership that is approved by the holders of at least a majority of the outstanding common units (excluding common units owned by the general partner and its affiliates), voting as a class, and at least a majority of the outstanding subordinated units, voting as a class (together referred to below as a “unit majority”);

  •   the entry of a decree of judicial dissolution of the partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act; or

  •   at any time there are no limited partners, unless the partnership is continued without dissolution in accordance with applicable Delaware law.

Upon a dissolution under the first bullet above, the holders of units representing a unit majority may also elect, within specific time limitations, to continue the business on the same terms and conditions described in the partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to WMZ’s receipt of an opinion of counsel to the effect that the action would not result in the loss of

Williams Partners	WMZ

or otherwise be taxed as an entity for federal income tax purposes upon the exercise of that right to continue.	limited liability of any limited partner and none of the partnership, its operating company, Northwest Pipeline, nor any of WMZ’s subsidiaries would be treated as an association taxable as a corporation or otherwise be taxed as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation

Williams Partners	WMZ

Upon Williams Partners’ dissolution, unless Williams Partners is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up Williams Partners’ affairs will, acting with all the powers of the general partner that are necessary or appropriate, liquidate Williams Partners’ assets and apply the proceeds as described above in “— Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of Williams Partners’ assets for a reasonable time. The liquidator may also distribute assets in kind to partners if it determines that a sale would be impractical or would cause undue loss to the partners.	Upon WMZ’s dissolution, unless it is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up WMZ’s affairs will, acting with all the powers of the general partner that are necessary or appropriate, liquidate WMZ’s assets and apply the proceeds as described above in “— Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of WMZ’s assets for a reasonable time. The liquidator may also distribute assets in kind to partners if it determines that a sale would be impractical or would cause undue loss to the partners.

Management

Williams Partners	WMZ

The Williams Partners General Partner conducts, directs and manages all activities of the partnership. Except as expressly provided in Williams Partners’ partnership agreement, all management powers over the business and affairs of Williams Partners are exclusively vested in the general partner, and no limited partner has any management power over the business and affairs of Williams Partners. The Williams Partners General Partner has full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct Williams Partners’ business.	WMZ’s general partner conducts, directs and manages all activities of the partnership. Except as expressly provided in WMZ’s partnership agreement, all management powers over the business and affairs of WMZ are exclusively vested in the general partner, and no limited partner has any management power over the business and affairs of the partnership. WMZ’s general partner has full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of WMZ.

Change of Management Provisions

Williams Partners	WMZ

Williams Partners’ partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change management. Generally, if any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any outstanding units of any class, the units owned by such person or group cannot be voted on any matter. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its affiliates and any transferees of that person or group approved by the general partner or to any person or	WMZ’s partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change management. Generally, If any person or group other than the general partner and its affiliates acquires beneficial ownership of 20% or more of any outstanding units of any class, the units owned by such person or group cannot be voted on any matter. This loss of voting rights does not apply to any person or group that acquires the units from the general partner or its affiliates and any transferees of that person or group approved by the general partner or to any person or group who acquires the

Williams Partners	WMZ

group who acquires the units with the prior approval of the board of directors of the general partner. Williams Partners’ partnership agreement limits the ability of unitholders to call meetings or to acquire information about Williams Partners’ operations, in addition to other provisions limiting the unitholders’ ability to influence the manner or direction of management.
units with the prior approval of the board of directors of the general partner. WMZ’s partnership agreement limits the ability of unitholders to call meetings or to acquire information about WMZ’s operations, in addition to other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Meetings, Voting

Williams Partners	WMZ

Special meetings of Williams Partners’ common unitholders may be called by the general partner or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed, in accordance with the procedures set forth in Williams Partners’ partnership agreement. The general partner must send notice of any meetings to all unitholders of record as of a record date which may not be less than 10 or more than 60 days prior to the date of the meeting (or, where approvals are sought without a meeting, the date by which common unitholders must submit approvals) and any such meeting may be held not less than 10 days or more than 60 days after the mailing of notice of the meeting. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any such action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting.

Each record holder of a unit has a vote according to its percentage interest in Williams Partners, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the general partner and its affiliates, their transferees, transferees of their transferees (provided that the Williams Partners General Partner has notified such secondary transferees that the voting limitation shall not apply to them), or a person or group who acquires units with the prior approval of the board of directors of the general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting	Special meetings of WMZ’s common unitholders may be called by the general partner or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed, in accordance with the procedures set forth in WMZ’s partnership agreement. The general partner must send notice of any meetings to all unitholders of record as of a record date which may not be less than 10 or more than 60 days prior to the date of the meeting (or, where approvals are sought without a meeting, the date by which common unitholders must submit approvals) and any such meeting may be held not less than 10 days or more than 60 days after the mailing of notice of the meeting. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any such action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting.

Each record holder of a unit has a vote according to its percentage interest in WMZ, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the general partner and its affiliates, their transferees, transferees of their transferees (provided that the Williams Partners General Partner has notified such secondary transferees that the voting limitation shall not apply to them)transferee of the general partner or its affiliates, or a person or group who acquires units with the prior approval of the board of directors of the general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting

Williams Partners	WMZ

rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting to unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. In the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners and the general partner on other units are cast.

Williams Partners common unitholders have no right to elect the Williams Partners General Partner on an annual or other continuing basis.
rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting to unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. In the case of common units held by the general partner on behalf of non-citizen assignees, the general partner will distribute the votes on those common units in the same ratios as the votes of limited partners and the general partner on other units are cast. Except as otherwise provided in the partnership agreement, subordinated units will vote together with common units and Class B units as a single class.

WMZ common unitholders have no right to elect WMZ’s general partner on an annual or other continuing basis.

Transfer of Units; Status as a Limited Partner or Assignee

Williams Partners	WMZ

By acceptance of the transfer of common units or the issuance of common units in a merger or consolidation in accordance with Williams Partners’ partnership agreement, each transferee of common units (including any nominee holder acting for the account of another person) will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in Williams Partners’ books and records. In addition, each transferee represents that the transferee has the capacity, power and authority to enter into Williams Partners’ partnership agreement; agrees to be bound by the terms and conditions of, and is deemed to have executed, the partnership agreement; grants the powers of attorney set forth in the partnership agreement; and gives the consents, waivers and approvals contained in the partnership agreement.

The transfer of Williams Partners limited partner interests will not be recognized until the certificates evidencing those limited partner interests are surrendered for registration of transfer and one or more new certificates evidencing the same aggregate number and type of limited partner interests is executed and delivered. An assignee will become a substituted limited partner for the transferred common units upon the recording of the transfer on Williams Partners’ books and records. The Williams Partners General Partner may, at its discretion, treat the nominee holder of a common unit as the absolute	Each purchaser of WMZ common units must execute a transfer application (including a taxation certification) whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of the transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

Each transfer of WMZ limited partnership interests will not be recognized by the partnership unless certificate(s) representing those limited partnership interests are surrendered and such interests are accompanied by a duly executed transfer application. By executing and delivering a transfer application, the transferee of common units requests admission as a substituted limited partner; executes and agrees to be bound by the terms and conditions of the partnership agreement; represents that the transferee has the capacity, power and authority to enter into the partnership agreement; grants powers of attorney to the officers of the general partner and any liquidator of WMZ as specified in its partnership agreement; and gives the consents, waivers and approvals contained in the partnership agreement. A transferee that executes and delivers a properly completed transfer application will become a substituted limited partner for the transferred common units upon the recording of the transfer on WMZ’s books and

Williams Partners	WMZ

owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder. Any transfer of a limited partner interest will not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a limited partner.

Common units are securities and are transferable according to the laws governing transfer of securities. Until the transfer of a common unit is reflected in Williams Partners’ books and records, Williams Partners and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
records. A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. WMZ is entitled to treat the nominee holder of a common unit as the absolute holder, in which case the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

A transferee who does not execute and deliver a transfer application (including a taxation certification) will not be admitted as a limited partner and will have only the rights of an assignee, which include the right to transfer the common unit to a purchaser or other transferee and the right to transfer the right to request admission as a substituted limited partner in the partnership for the transferred common units. Thus, a purchaser or transferee of common units who does not execute and deliver a properly completed transfer application will not receive cash distributions and will not be allocated any partnership income, gain, deduction, losses or credits for federal income or other tax purposes, unless the common units are held in nominee or “street name” account and the nominee or broker has executed and delivered a transfer application to the transfer agent. WMZ’s general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the direction of the assignee.

Conflicts of Interest

Williams Partners	WMZ

The Williams Partners General Partner may take into account the interests of other parties in addition to Williams Partners’ interests when resolving conflicts of interest. In effect, these provisions limit the general partner’s fiduciary duties to Williams Partners unitholders. Williams Partners’ partnership agreement also restricts the remedies available to Williams Partners unitholders for actions taken by the general partner that might, without those limitations, constitute breaches of fiduciary duty. Whenever a potential conflict of interest arises between the general partner or any of its affiliates, on the one hand, and Williams Partners, its subsidiaries or any partner, on the other, any resolution or course of action by the general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners and will not breach the partnership agreement or any duty in law or equity, if such resolution or course of action is:	WMZ’s general partner may take into account the interests of other parties in addition to WMZ’s when resolving conflicts of interest. In effect, these provisions limit the general partner’s fiduciary duties to WMZ unitholders. WMZ’s partnership agreement also restricts the remedies available to WMZ unitholders for actions taken by the general partner that might, without those limitations, constitute breaches of fiduciary duty. Whenever a potential conflict of interest arises between WMZ’s general partner or any of its affiliates, on the one hand, and WMZ, its subsidiaries or any partner, on the other, any resolution or course of action by the general partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners and will not breach the partnership agreement or any duty in law or equity, if such resolution or course of action is:
• approved by a majority of the members of the conflicts committee of the general partner’s board of directors;	• approved by a majority of the members of the conflicts committee of the general partner’s board of directors;

Williams Partners	WMZ

• approved by the vote of a majority of outstanding common units (excluding common units owned by the general partner and its affiliates);	• approved by the vote of a majority of outstanding common units (excluding common units owned by the general partner and its affiliates);

• on terms no less favorable to Williams Partners than those generally being provided to or available from unrelated third parties; or	• on terms no less favorable to WMZ than those generally being provided to or available from unrelated third parties; or

   •     fair and reasonable to Williams Partners, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to Williams Partners).

   •     fair and reasonable to WMZ, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to WMZ).

The Williams Partners General Partner will not be required in connection with its resolution of a conflict of interest to seek special approval of the conflicts committee of the board of directors and may adopt a resolution or course of action that has not received such approval. If special approval is not sought and the general partner’s board of directors determines that the resolution or course of action satisfies the third or fourth bullet points above, then it will be presumed the board acted in good faith. Williams Partners’ partnership agreement also entitles the general partner to take or decline to take any action in its individual capacity, as opposed to in its capacity as the general partner of Williams Partners, free of any fiduciary duty or obligation whatsoever to Williams Partners, its subsidiaries or any limited partner and with no requirement to act in good faith. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

The general partner will not be required in connection with its resolution of a conflict of interest to seek special approval of the conflicts committee of the board of directors and may adopt a resolution or course of action that has not received such approval. If special approval is not sought and the general partner’s board of directors determines that the resolution or course of action satisfies the third or fourth bullet points above, then it will be presumed the board acted in good faith. WMZ’s partnership agreement also entitles the general partner to take or decline to take any action in its individual capacity, as opposed to in its capacity as the general partner of WMZ, free of any fiduciary duty or obligation whatsoever to WMZ, its subsidiaries or any limited partner and with no requirement to act in good faith. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its reset rights with respect to incentive distribution levels and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

DESCRIPTION OF WILLIAMS PARTNERS COMMON UNITS

Generally, Williams Partners Common Units represent limited partner interests that entitle the holders to participate in Williams Partners’ cash distributions and to exercise the rights and privileges available to limited partners under Williams Partners’ partnership agreement. Williams Partners Common Units are listed on the NYSE under the symbol “WPZ.” The transfer agent and registrar for Williams Partners Common Units is Computershare Investor Services, LLC.

Status as Limited Partner or Assignee

Except as described below under “— Limited Liability,” the Common Units will be fully paid, and unitholders will not be required to make additional capital contributions to Williams Partners.

An assignee of, or person acquiring from Williams Partners, Williams Partners Common Units will become a limited partner of Williams Partners with respect to such transferred or issued Common Units automatically upon the recording of the transfer or issuance on Williams Partners’ and its transfer agent’s books and records. Any transfer of a limited partner interest evidenced by Common Units will not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a limited partner. Purchasers may hold Common Units in nominee accounts. Common Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. A nominee or broker holding Common Units in street name or nominee accounts will receive distributions and reports pertaining to its Common Units.

Limited Liability

Assuming that a limited partner does not participate in the control of Williams Partners’ business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that it otherwise acts in conformity with the provisions of Williams Partners’ partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, generally to the amount of capital it is obligated to contribute to Williams Partners in respect of its Common Units plus its share of any undistributed profits and assets of Williams Partners.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution.

Reports and Records

As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the Williams Partners General Partner will furnish or make available to each unitholder of record (as of a record date selected by the Williams Partners General Partner) an annual report containing audited financial statements for the past fiscal year. These financial statements will be presented in accordance with generally accepted accounting principles. In addition, no later than 90 days after the close of each quarter (except the fourth quarter), the Williams Partners General Partner will also furnish or make available to each unitholder of record (as of a record date selected by the Williams Partners General Partner) a report containing Williams Partners’ unaudited financial statements and any other information required by law.

Williams Partners will furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. Williams Partners’ ability to furnish this summary tax information to unitholders will depend on the cooperation of unitholders in supplying Williams Partners with specific information. Every unitholder will receive information to assist in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether it supplies Williams Partners with information.

A limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable demand stating the purpose of such demand and at its own expense, obtain:

•	a current list of the name and last known address of each partner;

•	a copy of Williams Partners’ tax returns;

•	information as to the amount of cash, and a description and statement of the net agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of Williams Partners’ partnership agreement, the certificate of limited partnership of the partnership, all amendments thereto and powers of attorney under which they have been executed;

•	information regarding the status of Williams Partners’ business and financial condition; and

•	any other information regarding Williams Partners’ affairs as is just and reasonable.

The Williams Partners General Partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the Williams Partners General Partner believes in good faith is not in Williams Partners’ best interests, could damage Williams Partners or its business or that Williams Partners is required by law or by agreements with third parties to keep confidential.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the Merger that are applicable to holders of Publicly Owned WMZ Common Units and Williams Partners unitholders, as well as the material U.S. federal income tax considerations that are applicable to owning Williams Partners Common Units received in the Merger. Unless otherwise noted, the description of the law and the legal conclusions set forth in the discussion relating to the consequences of the Merger to Williams Partners and its unitholders and the consequences of holding Williams Partners Common Units received in the Merger are the opinion of Andrews Kurth LLP, counsel to Williams Partners, as to the material U.S. federal income tax consequences relating to those matters. Unless otherwise noted, the description of the law and the legal conclusions set forth in the discussion relating to the consequences of the Merger to WMZ and holders of Publicly Owned WMZ Common Units are the opinion of Fulbright, counsel to WMZ, as to the material U.S. federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the U.S. federal income tax consequences to vary substantially from the consequences described below.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the Merger or Williams Partners Common Unit ownership. Moreover, the discussion focuses on holders of Publicly Owned WMZ Common Units and Williams Partners unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens, other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, or IRAs, real estate investment trusts, or REITs, employee benefit plans, mutual funds, traders in securities that elect to mark-to-market, affiliates of each of the WMZ General Partner and the Williams Partners General Partner, or persons who hold Publicly Owned WMZ Common Units or Williams Partners Common Units as part of a hedge, straddle or conversion transaction. Also, the discussion assumes that the Publicly Owned WMZ Common Units and Williams Partners Common Units are held as capital assets at the time of the Merger. Accordingly, Williams Partners and WMZ strongly urge each Williams Partners unitholder and holder of Publicly Owned WMZ Common Units to consult with, and depend upon, its own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to it of the Merger and subsequent ownership and disposition of Williams Partners Common Units received in the Merger.

Tax Opinions Required As a Condition to Closing

No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax consequences of the Merger. Instead, Williams Partners and WMZ will rely on the opinions of their respective counsel regarding the tax consequences of the Merger. It is a condition of Williams Partners’ obligation to complete the Merger that Williams Partners receive an opinion of its counsel, Andrews Kurth LLP, to the effect that for U.S. federal income tax purposes:

•	Williams Partners will not recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code);

•	no gain or loss will be recognized by Williams Partners unitholders as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code); and

•	90% of the combined gross income of WMZ and Williams Partners for the most recent four complete calendar quarters ending before the closing date of the Merger for which the necessary financial information is available are from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

It is a condition of WMZ’s obligation to complete the Merger that WMZ receive an opinion of its counsel, Fulbright, to the effect that for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional Williams Partners Common Units:

•	WMZ should not recognize any income or gain as a result of the Merger that would be allocated to the holders of Non-affiliated WMZ Common Units (other than (x) any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code or (y) any liabilities incurred other than in the ordinary course of the trade or business of WMZ or a WMZ subsidiary), and

•	no gain or loss should be recognized by holders of Non-affiliated WMZ Common Units as a result of the receipt of Williams Partners Common Units in the Merger (other than (x) any income or gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code, (y) any liabilities incurred other than in the ordinary course of business of WMZ or a WMZ subsidiary or (z) any difference between the amount of consideration per Non-affiliated WMZ Common Unit payable to holders of Non-affiliated WMZ Common Units and the amount of consideration per WMZ Subordinated Units payable to holders of the WMZ Subordinated Units).

The opinions of counsel will assume that the Merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the Merger Agreement and described in this joint proxy statement/prospectus.

In addition, the tax opinions delivered to Williams Partners and WMZ at closing will be based on certain assumptions and factual representations made by Williams Partners, WMZ and their respective general partners. If either Williams Partners or WMZ waives the receipt of the requisite tax opinion as a condition to closing and the changes to the U.S. federal income tax consequences would be material, then this joint proxy statement/prospectus will be amended and recirculated and approval of a majority of holders of the outstanding Non-affiliated WMZ Common Units will be resolicited.

Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the above-described opinions and the opinions and statements made hereafter in this joint proxy statement/prospectus will be sustained by a court if contested by the IRS.

U.S. Federal Income Tax Consequences of the Merger to WMZ and Holders of Publicly Owned WMZ Common Units

The following is a summary of the material U.S. federal income tax consequences of the Merger to holders of Publicly Owned WMZ Common Units who, for U.S. federal income tax purposes, are individual citizens or residents of the United States that acquired their Publicly Owned WMZ Common Units for cash and hold their Publicly Owned WMZ Common Units as capital assets and are treated as partners of WMZ immediately prior to the Merger (“WMZ Holders”). The discussion below assumes that Williams Partners will be classified as a partnership for U.S. federal income tax purposes at the time of the Merger. Please read the discussion of the opinion of Andrews Kurth LLP that Williams Partners is classified as a partnership for U.S. federal income tax purposes at “Tax Consequences of Owning Williams Partners Common Units — Partnership Status” below. If Williams Partners were treated as a corporation for U.S. federal income tax purposes at the time of the Merger, the Merger would be a fully taxable transaction to the WMZ Holders, but non-taxable to WMZ itself. Additionally, the discussion below assumes that all of the liabilities of WMZ and its subsidiaries that are deemed assumed by Williams Partners in the Merger as described below qualify for an exception to the “disguised sale” rules. Williams Partners and WMZ believe that such liabilities qualify for one or more of the exceptions to the “disguised sale” rules and intend to take the position that neither WMZ nor the WMZ Holders will recognize any income or gain as a result of the “disguised sale” rules. The discussion below also assumes that, for U.S. federal income tax purposes, there will be no difference between the amount of consideration per Publicly Owned WMZ Common Unit received by WMZ Holders and the amount of the consideration per WMZ Subordinated Unit received by holders of the WMZ Subordinated Units. Williams Partners and WMZ believe that there is no such difference and intend to take the position that neither WMZ nor the WMZ Holders will recognize any income or gain as a result of any such difference.

U.S. Federal Income Tax Treatment of the Merger

For U.S. federal income tax purposes, the Merger is intended to be a “merger” of Williams Partners and WMZ within the meaning of regulations promulgated under Section 708 of the Code, with Williams Partners being treated as the continuing partnership and WMZ being treated as the terminated partnership. Assuming the Merger is treated as such, WMZ will be treated as if it contributed a portion of its assets (subject to a portion of its liabilities) attributable to the interests of the holders of Publicly Owned WMZ Common Units (other than interests attributable to cash paid in lieu of fractional Williams Partners Common Units) to Williams Partners in exchange for the issuance to WMZ of Williams Partners Common Units, followed by a liquidation of WMZ in which the Williams Partners Common Units are distributed to the holders of Publicly Owned WMZ Common Units in exchange for their Publicly Owned WMZ Common Units and the remaining portion of WMZ’s assets (subject to the remaining portion of its liabilities) are distributed to Williams Partners in liquidation of its interest in WMZ and the interest attributable to the cash paid in lieu of fractional Williams Partners Common Units (the “Assets-Over Form”).

Subject to Certain Exceptions, WMZ Holders Should Not Recognize Income or Gain in the Merger

Except as discussed below with respect to a net decrease in a WMZ Holder’s share of nonrecourse liabilities and subject to the discussion below with respect to cash received in lieu of fractional Williams Partners Common Units, WMZ Holders should not recognize income or gain for U.S. federal income tax purposes as a result of the Merger.

Possible Recognition of Gain to Certain WMZ Holders from Reallocation of Nonrecourse Liabilities

Under Section 752 of the Code, each WMZ Holder’s tax basis in its Publicly Owned WMZ Common Units includes its share of the nonrecourse liabilities of WMZ, and after the Merger, each WMZ Holder’s tax basis in its Williams Partners Common Units received in the Merger will include its share of the nonrecourse liabilities of Williams Partners. For U.S. federal income tax purposes, nonrecourse liabilities are generally liabilities for which no partner of WMZ or Williams Partners, as applicable, has liability. As a result of the Merger, each WMZ Holder’s share of nonrecourse liabilities will be recalculated, and each WMZ Holder will be treated as receiving a deemed cash distribution equal to the excess, if any, of its share of nonrecourse liabilities of WMZ immediately before the Merger over its share of nonrecourse liabilities of Williams Partners immediately following the Merger. If the amount of any deemed cash distribution received by a WMZ Holder exceeds its basis in its Williams Partners Common Units immediately after the Merger, such WMZ Holder will recognize income or gain in an amount equal to such excess. Williams Partners and WMZ do not expect that any WMZ Holder will recognize income or gain in this manner. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the Merger is complex and subject to uncertainty, and there can be no assurance that there will not be a net decrease in the amount of nonrecourse liabilities allocable to a WMZ Holder as a result of the Merger.

Gain or Loss From Cash Received in Lieu of Fractional Williams Partner Common Units

Under applicable Treasury regulations, cash received in lieu of fractional Williams Partners Common Units will be respected as a sale of part of a WMZ Holder’s Publicly Owned WMZ Common Units to Williams Partners that occurs as part of the Merger if, among other requirements, the WMZ Holder consents to treat that portion of the transaction as a sale. The Merger Agreement provides that each holder of WMZ Common Units shall be deemed to have consented for U.S. federal income tax purposes to report the cash received in lieu of fractional Williams Partners Common Units in the Merger as a sale of the applicable portion of the holder’s WMZ Common Units to Williams Partners immediately prior to the Merger under applicable Treasury regulations. There is some uncertainty as the whether such a deemed consent is effective under the those Treasury regulations. Williams Partners and WMZ believe that such deemed consent should be effective and intend to take the position that such deemed consent is effective. Assuming such deemed consent is effective, a WMZ Holder who receives cash in lieu of a fractional Williams Partners Common Unit in the Merger will generally recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis allocable to such fractional Williams Partners Common Unit. If such deemed consent is not effective, Williams Partners and WMZ believe that WMZ would be treated as if it sold a portion of its assets to Williams Partners for the cash deemed received plus a portion of its liabilities deemed assumed by Williams Partners. Any resulting gain recognized from this sale would be allocated to all the WMZ partners for U.S. federal income tax purposes, whether or not they receive any of the cash.

As a result, a WMZ Holder could be allocated taxable gain from this sale that exceeds the amount, if any, of the cash it receives in lieu of a fractional Williams Partners Common Unit. Williams Partners and WMZ believe that the amount of any such gain allocated to a WMZ Holder would not be material.

Tax Basis of Williams Partners Common Units Received

A WMZ Holder’s initial aggregate tax basis in the Williams Partners Common Units received in the Merger will be equal to its aggregate tax basis in the WMZ Common Units exchanged therefor, plus its share of Williams Partners’ nonrecourse liabilities immediately after the Merger, minus its share of WMZ’s nonrecourse liabilities attributable to its WMZ Common Units exchanged immediately before the Merger.

Holding Period of Williams Partners Common Units Received

As a result of the Assets-Over Form, a WMZ Holder’s holding period in the Williams Partners Common Units received in the Merger will not be determined by reference to its holding period in the Publicly Owned WMZ Common Units exchanged therefor. Instead, a WMZ Holder’s holding period for the Williams Partners Common Units received in the Merger that are attributable to WMZ’s capital assets or assets used in its business as defined in Section 1231 of the Code will include WMZ’s holding period in those assets. The holding period for Williams Partners Common Units received by a WMZ Holder attributable to other assets of WMZ, such as inventory and receivables, or to Williams Partners Common Units deemed received in a taxable transfer will begin on the day following the Merger.

Effect of Termination of WMZ’s Tax Year at Closing of Merger

WMZ uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. WMZ terminated as a partnership for U.S. federal income tax purposes on February 17, 2010, as a result of the Drop Down transaction. WMZ’s termination resulted in the closing of its taxable year for all partners. As a result of the Merger, WMZ’s taxable year will end and WMZ will be required to file a final U.S. federal income tax return for the taxable year ending upon the date the Merger is effected. As such, WMZ will file two U.S. federal income tax returns for the 2010 fiscal year, and the WMZ Holders may receive two Schedules K-1 from WMZ for the 2010 fiscal year. However, the IRS has recently announced a relief procedure whereby if a publicly traded partnership that has terminated requests relief and the IRS grants such relief, among other things, the publicly traded partnership will only have to provide one Schedule K-1 to its partners for the fiscal year in which the termination occurs.

Each WMZ Holder will be required to include in income its share of WMZ’s income, gain, loss and deduction through the date the Merger is effected. A WMZ Holder whose taxable year ends on a date other than December 31 and after the date the Merger is effected must include its share of income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of income, gain, loss and deduction from WMZ.

U.S. Federal Income Tax Consequences of the Merger to Williams Partners and its Unitholders

Neither Williams Partners nor its unitholders is expected to recognize any income or gain for U.S. federal income tax purposes as a result of the Merger. A reduction in a Williams Partners unitholder’s share of nonrecourse liabilities may, under certain circumstances, result in the recognition of income or gain by a Williams Partners unitholder. As a result of the Merger, each unitholder’s share of Williams Partners’ nonrecourse liabilities will be recalculated, and each Williams Partners unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of its share of nonrecourse liabilities of Williams Partners immediately before the Merger over its share of nonrecourse liabilities of Williams Partners immediately following the Merger. If the amount of any deemed cash distribution received by a Williams

Partner unitholder exceeds its basis in its Williams Partners Common Units immediately after the Merger, such Williams Partners unitholder will recognize income or gain for U.S. federal income tax purposes in an amount equal to such excess. Williams Partners and WMZ do not expect that any Williams Partners unitholder will recognize income or gain in this manner.

Tax Consequences of Owning Williams Partners Common Units

No ruling has been or will be requested from the IRS regarding any matter affecting Williams Partners following the Merger or the consequences of owning Williams Partners Common Units received in the Merger. Instead, Williams Partners will rely on opinions and advice of Andrews Kurth LLP with respect to such matters. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made below may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the Williams Partners Common Units and the prices at which Williams Partners Common Units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to Williams Partners’ unitholders and general partner and thus will be borne indirectly by the unitholders and the general partner. Furthermore, the tax treatment of Williams Partners or of an investment in Williams Partners may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose Williams Partners Common Units are loaned to a short seller to cover a short sale of Williams Partners Common Units (please read “— Tax Consequences of Williams Partners Common Unit Ownership — Treatment of Short Sales”);

•	whether Williams Partners’ monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “— Disposition of Williams Partners Common Units — Allocations Between Transferors and Transferees”);

•	whether Williams Partners’ method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Williams Partners Common Unit Ownership — Section 754 Election” and “— Uniformity of Williams Partners Common Units”); and

•	whether a WMZ unitholder will be able to utilize suspended passive losses related to its WMZ units to offset income from Williams Partners Common Units.

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed is in excess of the partner’s adjusted basis in its partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof and marketing of any mineral or natural resource. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Williams Partners estimates that less than 3% of its gross income after the completion of the Merger is not qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by Williams Partners, WMZ and their general partners and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of the combined gross income of Williams Partners and WMZ constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of Williams Partners or WMZ as partnerships for federal income tax purposes or whether Williams Partners’ operations generate “qualifying income” under Section 7704 of the Code. Instead, Williams Partners will rely on the opinion of Andrews Kurth LLP that, based upon the Code, its regulations, published revenue rulings and court decisions and the representations described below, Williams Partners will be classified as a partnership and the Operating Company will be disregarded as an entity separate from Williams Partners for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by Williams Partners and its general partner. The representations made by Williams Partners and its general partner upon which Andrews Kurth LLP has relied include:

•	Neither Williams Partners nor the Operating Company has elected or will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of Williams Partners’ gross income has been and will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

If Williams Partners fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require Williams Partners to make adjustments with respect to its unitholders or pay other amounts), Williams Partners will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which it fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in it. This deemed contribution and liquidation should be tax-free to unitholders and Williams Partners so long as Williams Partners, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, Williams Partners would be treated as a corporation for federal income tax purposes.

If Williams Partners were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and its net income would be taxed at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of the current or accumulated earnings and profits of Williams Partners, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in its Williams Partners Common Units, or taxable capital gain, after the unitholder’s tax basis in its Williams Partners Common Units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Williams Partners Common Units.

The discussion below is based on Andrews Kurth LLP’s opinion that Williams Partners will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Williams Partners will be treated as partners of Williams Partners for federal income tax purposes. Also, unitholders whose Williams Partners Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Williams Partners Common Units will be treated as partners of Williams Partners for federal income tax purposes.

A beneficial owner of Williams Partners Common Units whose units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Williams Partners Common Unit Ownership — Treatment of Short Sales.”

Items of Williams Partners’ income, gain, loss or deduction would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Williams Partners for federal income tax purposes. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Williams Partners for federal income tax purposes.

Tax Consequences of Williams Partners Common Unit Ownership

Flow-through of Taxable Income.  Williams Partners will not pay any federal income tax. Instead, each unitholder will be required to report on its income tax return its share of the income, gains, losses and deductions of Williams Partners without regard to whether corresponding cash distributions are received by it. Consequently, Williams Partners may allocate income to a unitholder even if it has not received a cash distribution. Each unitholder will be required to include in income its allocable share of the income, gains, losses and deductions for the taxable year or years ending with or within its taxable year. The taxable year of Williams Partners ends on December 31.

Treatment of Distributions.  Distributions by Williams Partners to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of such cash distribution exceeds its tax basis in its Williams Partners Common Units immediately before the distribution. Cash distributions in excess of a unitholder’s tax basis in its Williams Partners Common Units generally will be considered to be gain from the sale or exchange of the Williams Partners Common Units, taxable in accordance with the rules described under “— Disposition of Williams Partners Common Units” below. Any reduction in a unitholder’s share of Williams Partners liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent distributions by Williams Partners cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, it must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in Williams Partners because of the issuance of additional Williams Partners Common Units will decrease its share of nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of its tax basis in its Williams Partners Common Units, if the distribution reduces the unitholder’s share of Williams Partners’ “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Code, and collectively, “Section 751 Assets.” To that extent, it will be treated as having been distributed its proportionate share of the Section 751 Assets and then having exchanged those assets with Williams Partners in return for the non-pro rata portion of the actual distribution made to it. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of the non-pro rata portion of that distribution over the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Williams Partners Common Units.  A unitholder’s initial tax basis for its Williams Partners Common Units received in the Merger will be equal to its tax basis in the WMZ units exchanged therefor, plus its share of Williams Partners nonrecourse liabilities immediately after the Merger, minus its share of WMZ nonrecourse liabilities attributable to such WMZ units immediately before the Merger. That initial tax basis generally will be increased by its share of Williams Partners income and by any increases in its share of Williams Partners nonrecourse liabilities. That basis generally will be decreased, but not below zero, by distributions, by the unitholder’s share of Williams Partners losses, by any decreases in its share of Williams Partners nonrecourse liabilities and by its share of Williams Partners’ expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of Williams

Partners debt which is recourse to the general partner to the extent of the general partner’s “net value” as defined in regulations under Section 752 of the Code, but will have a share, generally based on its share of profits, of nonrecourse liabilities. Please read “— Disposition of Williams Partners Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of its share of Williams Partners losses will be limited to the tax basis in its Williams Partners Common Units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to Williams Partners activities, if that amount is less than its tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years as income from such activity to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that its tax basis or at risk amount, whichever is the limiting factor, is subsequently increased, provided such losses are otherwise allowable. Upon the taxable disposition of a Williams Partners Common Unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of its Williams Partners Common Units, excluding any portion of that basis attributable to its share of Williams Partners nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop-loss agreement or other similar arrangement and (ii) any amount of money it borrows to acquire or hold its Williams Partners Common Units, if the lender of those borrowed funds owns an interest in Williams Partners, is related to another unitholder who has an interest in Williams Partners or can look only to the Williams Partners Common Units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s Williams Partners Common Units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in its share of Williams Partners nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by Williams Partners will be available to offset only passive income generated by Williams Partners in the future and will not be available to offset income from other passive activities or investments, including Williams Partners’ investments or investments in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income Williams Partners generates may be deducted in full when it disposes of its entire ownership interest in Williams Partners in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of Williams Partners net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

There is no guidance as to whether suspended passive activity losses of WMZ units, if any, will be available to offset passive activity income that is allocated to a former WMZ unitholder from Williams Partners activities after the Merger. The IRS may contend that Williams Partners is not the same partnership as WMZ and, accordingly, the passive loss limitations will not allow use of such losses until such time as all of such unitholder’s Williams Partners Common Units are sold. A Williams Partners unitholder may take the position, however, that Williams Partners should be deemed a continuation of WMZ for this purpose such that any suspended WMZ losses would be available to offset Williams Partners taxable income allocated to such unitholder. Because of the lack of guidance with respect to this issue, Andrews Kurth LLP is unable to opine as to whether suspended passive activity losses arising from WMZ activities will be available to offset Williams Partners taxable income allocated to a former WMZ unitholder following the Merger. Holders of Publicly Owned WMZ Common Units who have losses with respect to their WMZ Common Units are urged to consult their tax advisors.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	Williams Partners’ interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Williams Partners Common Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of Williams Partners’ portfolio income will be treated as investment income.

Entity-Level Collections.  If Williams Partners is required or elects under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, it is authorized to pay those taxes from its funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, Williams Partners is authorized to treat the payment as a distribution to all current unitholders. Williams Partners is authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Williams Partners Common Units and to adjust later distributions so that after giving effect to these distributions the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by Williams Partners as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if Williams Partners has a net profit, items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in Williams Partners. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of these distributions. If Williams Partners has a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests to the extent of their positive capital accounts and, second, to the general partner.

Specified items of income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for the difference between the tax basis and fair market value of property contributed to Williams Partners by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a WMZ unitholder as a result of the Merger will be essentially the same as if the tax basis of Williams Partners’ assets were equal to their fair market value at the time of the Merger. Conversely, specified items of income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property deemed contributed to Williams Partners by WMZ in the Merger. The effect of these allocations to a Williams Partners unitholder as a result of the Merger will be essentially the same as if the tax basis of WMZ assets were equal to their fair market value at the time of Merger. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although Williams Partners does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Williams Partners income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.

Under these rules for example, in the event that Williams Partners is required to divest itself of certain assets following the Merger to satisfy regulatory requirements, all or a portion of any gain recognized as a result of a divestiture of assets formerly owned by WMZ may be required to be allocated to the pre-merger WMZ unitholders, and all or a portion of any gain recognized as a result of a divestiture of assets historically owned by Williams Partners may be required to be allocated to the pre-merger Williams Partners unitholders. In addition, any income or gain Williams Partners recognizes as a result of any transactions entered into to simplify the capital structure of the combined company following the Merger will be allocated to unitholders in accordance with Williams Partners’ partnership agreement. No special distributions will be made to the unitholders with respect to any tax liability resulting from allocations described in this paragraph.

An allocation of items of Williams Partners income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of its interest in Williams Partners, which will be determined by taking into account all the facts and circumstances, including its relative contributions to Williams Partners, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Williams Partners Common Unit Ownership — Section 754 Election,” “— Uniformity of Williams Partners Common Units” and “— Disposition of Williams Partners Common Units — Allocations Between Transferors and Transferees,” allocations under the Williams Partners partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose Williams Partners Common Units are loaned to a “short seller” to cover a short sale of Williams Partners Common Units may be considered as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those Williams Partners Common Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of Williams Partners’ income, gain, loss or deduction with respect to those Williams Partners Common Units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those Williams Partners Common Units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder whose Williams Partners Common Units are loaned to a short seller to cover a short sale of Williams Partners Common Units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their Williams Partners Common Units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Williams Partners Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account its distributive share of any items of Williams Partners income, gain, loss or deduction for purposes of the alternative minimum tax.

The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Williams Partners unitholders are urged to consult with their tax advisors as to the impact of owning Williams Partners Common Units on their liability for the alternative minimum tax.

Tax Rates.  In general the highest effective U.S. federal income tax rate for individuals is currently 35% and the maximum U.S. federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was a capital asset held for more than 12 months at the time of disposition. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. The recently enacted Patient Protection and Affordable Care Act will impose a 3.8% Medicare tax on certain investment income earned by individuals for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of Williams Partners’ income and gain realized by a unitholder from a sale of units. The tax will be imposed on the lesser of (i) the unitholder’s net income from all investments, and (ii) the amount by which the unitholder’s adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly) or $200,000 (if the unitholder is unmarried).

Section 754 Election.  Williams Partners has made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit Williams Partners to adjust a Williams Partners Common Unit purchaser’s tax basis in Williams Partners’ assets (“inside basis”) under Section 743(b) of the Code to reflect its purchase price. This election does not apply to a person who purchases Williams Partners Common Units directly from Williams Partners. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in Williams Partners’ assets will be considered to have two components (1) its share of the tax basis in Williams Partners’ assets (“common basis”) and (2) its Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which Williams Partners has adopted), Treasury Regulations under Section 743 of the Code require a portion of the Section 743(b) adjustment attributable to recovery property under Section 168 of the Code to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under the Williams Partners partnership agreement, its general partner is authorized to take a position to preserve the uniformity of Williams Partners Common Units even if that position is not consistent with these Treasury regulations. Please read “— Tax Treatment of Operations” and “— Uniformity of Williams Partners Common Units.”

Although Andrews Kurth LLP is unable to opine as to the validity of this approach because there is no controlling authority on this issue, Williams Partners intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the Treasury regulations under Section 743 but is arguably inconsistent with Treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Williams Partners’ assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Williams Partners will apply the rules described in the Treasury regulations and legislative history. If Williams Partners determines that this position cannot reasonably be taken, it may take a depreciation or amortization position under which all purchasers acquiring Williams Partners Common Units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Williams Partners’ assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Williams Partners Common Units.”

A Section 754 election is advantageous if the transferee’s tax basis in its Williams Partners Common Units is higher than the units’ share of the aggregate tax basis of Williams Partners’ assets immediately prior to the transfer. In that case, as a result of the election the transferee would have, among other items, a greater amount of depreciation deductions and its share of any gain or loss on a sale of Williams Partners’ assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in its Williams Partners Common Units is lower than those units’ share of the aggregate tax basis of the Williams Partners’ assets immediately prior to the transfer. Thus the fair market value of the Williams Partners Common Units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in Williams Partners if Williams Partners has a substantial built-in loss immediately after the transfer or if Williams Partners distributes property and has a substantial built-in loss immediately after the transfer or if Williams Partners distributes property and has a substantial basis reduction. Generally a built-in loss or basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of Williams Partners’ assets and other matters. For example, the allocation of the Section 743(b) adjustment among Williams Partners’ assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by Williams Partners to its tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than Williams Partners’ tangible assets. There are no assurances that the determinations Williams Partners makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in Williams Partners’ opinion the expense of compliance exceed the benefit of the election, it may seek permission from the IRS to revoke its Section 754 election. If permission is granted, a subsequent purchaser of Williams Partners Common Units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  Williams Partners uses the year ending December 31 as its taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of income, gain, loss and deduction for Williams Partners’ taxable year or years ending within or with its taxable year. In addition, a unitholder who has a taxable year different than Williams Partners’ taxable year and who disposes of all of its Williams Partners Common Units following the close of Williams Partners’ taxable year but before the close of its taxable year must include its share of income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of income, gain, loss and deduction. Please read “— Disposition of Williams Partners Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of Williams Partners’ assets is used for purposes of computing depreciation and cost recovery deductions and ultimately gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of Williams Partners’ assets and their tax basis immediately prior to the Merger will be borne by its general partner, its affiliates and the Williams Partners unitholders as of that time, and the federal income tax burden associated with the difference between the fair market value of WMZ’s assets and their tax basis immediately prior to the Merger will be borne by the WMZ unitholders as of that time. Please read “— Tax Consequences of Williams Partners Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, Williams Partners may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property subsequently acquired or constructed may be depreciated using accelerated methods permitted by the Code.

If Williams Partners disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property Williams Partners owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in Williams Partners. Please read “— Tax Consequences of Williams Partners Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Williams Partners Common Units — Recognition of Gain or Loss.”

Valuation and Tax Basis of Williams Partners Properties.  The federal income tax consequences of the ownership and disposition of Williams Partners Common Units will depend in part on Williams Partners’ estimates of the relative fair market values, and the tax bases, of Williams Partners’ assets. Although Williams Partners may from time to time consult with professional appraisers regarding valuation matters, it will make many of the relative fair market value estimates itself. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Williams Partners Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of Williams Partners Common Units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by it plus its share of the Williams Partners nonrecourse liabilities attributable to the common units sold. Because the amount realized includes a unitholder’s share of the Williams Partners nonrecourse liabilities, the gain recognized on the sale of Williams Partners Common Units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from Williams Partners in excess of cumulative net taxable income for a Williams Partners Common Unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than its original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in Williams Partners Common Units, on the sale or exchange of a Williams Partners Common Unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of Williams Partners Common Units held more than 12 months will generally be taxed at a maximum rate of 15% through December 31, 2010 and 20% thereafter (absent legislation extending the current rate). A portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” Williams Partners owns. The term unrealized receivables includes potential recapture items including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a Williams Partners Common Unit and may be recognized even if there is a net taxable loss realized on the sale of a Williams Partners Common Unit. Thus a unitholder may recognize both ordinary income and a capital loss upon a sale of Williams Partners Common Units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income each year in the case of individuals and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury regulations under Section 1223 of the Code allow a selling unitholder who can identify Williams Partners Common Units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis Williams Partners Common Units to sell as would be the case with corporate stock, but, according to the Treasury regulations, may designate specific common units sold for purposes of determining the holding period of the common units transferred. A unitholder electing to use the actual holding period of Williams Partners Common Units transferred must consistently use that identification method for all subsequent sales or exchanges of Williams Partners Common Units. A unitholder considering the purchase of additional Williams Partners Common Units or a sale of Williams Partners Common Units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, Williams Partners’ taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of Williams Partners Common Units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of Williams Partners’ assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring Williams Partners Common Units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. Williams Partners uses this method because it is not administratively feasible to make these allocations on a more frequent basis. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, Williams Partners’ taxable income or losses might be reallocated among the unitholders. Williams Partners is authorized to revise its method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury regulations.

A unitholder who owns Williams Partners Common Units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of its Williams Partners Common Units, other than through a broker, generally is required to notify Williams Partners in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser who purchases Williams Partners Common Units from another unitholder is also generally required to notify Williams Partners in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, Williams Partners is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify Williams Partners of a transfer of Williams Partners Common Units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  Williams Partners will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in its capital and profits within a 12 month period. A constructive termination results in the closing of Williams Partners’ taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from Williams Partners’ taxable year, the closing of Williams Partners’ taxable year may result in more than 12 months of Williams Partners’ taxable income or loss being includable in its taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in Williams Partners filing two tax returns for one fiscal year and the cost of preparation of these returns will be borne by all unitholders. Williams Partners would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of deductions for depreciation. A termination could also result in penalties if Williams Partners were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Williams Partners to, any tax legislation enacted before the termination.

Uniformity of Williams Partners Common Units

Because Williams Partners cannot match transferors and transferees of Williams Partners Common Units, it must maintain uniformity of the economic and tax characteristics of the Williams Partners Common Units to a purchaser of these units. In the absence of uniformity, it may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the Williams Partners Common Units. Please read “— Tax Consequences of Williams Partners Common Unit Ownership — Section 754 Election.”

Williams Partners intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of that property or treat that portion as nonamortizable, to the extent attributable to property which is not amortizable, consistent with the Treasury regulations under Section 743 even though that position may be inconsistent with Treasury regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Williams Partners’ assets. Please read “— Tax Consequences of Williams Partners Common Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Williams Partners will apply the rules described in the Treasury regulations and legislative history. If Williams Partners determines that this position cannot reasonably be taken, it may adopt a depreciation and amortization position under which all purchasers acquiring Williams Partners Common Units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Williams Partners’ property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if Williams Partners determines that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If Williams Partners chooses not to utilize this aggregate method, it may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any Williams Partners Common Units that would not have a material adverse effect on the unitholders. Andrews Kurth LLP is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the

Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of Williams Partners Common Units might be affected and the gain from the sale of Williams Partners Common Units might be increased without the benefit of additional deductions. Williams Partners does not believe these allocations will affect any material items of income, gain, loss or deduction. Please read “— Disposition of Williams Partners Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of Williams Partners Common Units by employee benefit plans, other tax exempt organizations, nonresident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans are subject to federal income tax on unrelated business taxable income. Virtually all of the income of Williams Partners allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Nonresident aliens and foreign corporations, trusts or estates that own Williams Partners Common Units will be considered to be engaged in a trade or business in the United States because of the ownership of the units. As a consequence they will be required to file federal tax returns to report their share of Williams Partners income, gain, loss or deduction and pay federal income tax at regular rates on their share of Williams Partners net income or gain. Under rules applicable to publicly traded partnerships, Williams Partners will withhold tax at applicable effective tax rates from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to Williams Partners’ transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require Williams Partners to change these procedures.

In addition, because a foreign corporation that owns Williams Partners Common Units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of Williams Partners income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a Williams Partners Common Unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in a trade or business in the U.S. by virtue of the ownership of the common units, under this ruling, a foreign unitholder who sells or otherwise disposes of a common unit generally will be subject to federal income tax on gain realized on the sale or other disposition of the common units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a Williams Partners Common Unit if it has owned less than 5% in value of the Williams Partners Common Units during the five-year period ending on the date of the disposition and if the Williams Partners Common Units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  Williams Partners intends to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of the income, gain, loss and deduction for Williams Partners’ preceding taxable year. In preparing this information, which will not be reviewed by counsel, Williams Partners will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. There are no assurances that those positions will in all cases yield a result that conforms to the requirements of the Code, Treasury regulations or administrative interpretations of the IRS. Neither Williams Partners nor Andrews Kurth LLP can assure unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the Williams Partners Common Units.

The IRS may audit Williams Partners’ federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to Williams Partners’ returns as well as those related to Williams Partners’ returns.

Partnerships generally are treated as separate entities for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The Williams Partners partnership agreement names its general partner as its Tax Matters Partner.

The Tax Matters Partner will make some elections on Williams Partners’ behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in Williams Partners’ returns. The Tax Matters Partner may bind a unitholder with less than a 1% interest in Williams Partners’ profits to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment, and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on Williams Partners’ return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in Williams Partners as a nominee for another person are required to furnish the following information to Williams Partners:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is

(1) a person that is not a U.S. person,

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3) a tax-exempt entity;

•	the amount and description of Williams Partners Common Units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on Williams Partners Common Units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $l00,000 per calendar year, is imposed by the Code for failure to report that information to Williams Partners. The nominee is required to supply the beneficial owner of the Williams Partners Common Units with the information furnished to Williams Partners.

Accuracy-related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority,” or

•	as to which there is a reasonable basis if the pertinent facts of that position are adequately disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, Williams Partners must disclose the pertinent facts on its return. In addition, Williams Partners will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” but Williams Partners believes it is not a tax shelter.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). The penalty is increased to 40% in the event of a gross valuation misstatement. Williams Partners does not anticipate making any valuation misstatements.

Reportable Transactions.  If Williams Partners were to engage in a “reportable transaction,” Williams Partners (and possibly its unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or a “transaction of interest” or that it produces certain kinds of losses in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Williams Partners’ participation in a reportable transaction could increase the likelihood that its federal income tax information return (and possibly its unitholders’ tax returns) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if Williams Partners were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, its unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

Williams Partners does not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, each unitholder likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which Williams Partners does business or owns property or in which the unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in Williams Partners. Williams Partners currently owns property or conducts business in a number of states. Most of these states impose an income tax on individuals, corporations and other entities. Williams Partners may own property or do business in other jurisdictions in the future. Although a unitholder may not be required to file a return and pay taxes in some jurisdictions because its income from that jurisdiction falls below the filing and payment requirement, unitholders will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which Williams Partners does business or owns property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require Williams Partners, or Williams Partners may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return in that jurisdiction. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by Williams Partners. Please read “— Tax Consequences of Williams Partners Common Unit Ownership — Entity-Level Collections.” Based on current law and Williams Partners’ estimate of future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in Williams Partners. Accordingly, Williams Partners and WMZ urge each unitholder to consult, and depend upon, its own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal, tax returns that may be required of it. Andrews Kurth LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in Williams Partners.

SUBMISSION OF WMZ UNITHOLDER PROPOSALS

Under applicable Delaware law and the partnership agreement of WMZ, WMZ is not required to hold an annual meeting of its limited partners. Special meetings of the limited partners may be called by the WMZ General Partner or by limited partners owning 20% or more of the outstanding units of the class or classes for which the meeting is proposed. Any holder of WMZ Common Units who wishes to submit a proposal for inclusion in the proxy materials for any future special meeting must submit a proposal a reasonable time before WMZ begins to print and mail its proxy materials.

The SEC rules set forth standards as to what proposals are required to be included in a proxy statement for a meeting.

LEGAL MATTERS

The validity of Williams Partners Common Units to be issued in the Merger will be passed upon by Gibson, Dunn & Crutcher LLP. Certain tax matters relating to the Merger will be passed upon for Williams Partners by Andrews Kurth LLP, Houston, Texas. Andrews Kurth LLP has provided legal services to WMZ in the past regarding matters unrelated to the Merger. Certain tax matters relating to the Merger will be passed upon for WMZ by Fulbright & Jaworski L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Williams Partners for the year ended December 31, 2009, appearing in Williams Partners’ Current Report on Form 8-K filed on May 12, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The effectiveness of Williams Partners’ internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included in Williams Partners’ Annual Report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference, which report is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of WMZ, appearing in its Annual Report on Form 10-K for the year ended December 31, 2009, and WMZ’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which conclude, among other things, that WMZ did not maintain effective internal control over financial reporting as of December 31, 2009, based on Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein, and are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Northwest Pipeline GP for the year ended December 31, 2009, appearing in WMZ’s Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Williams Partners and WMZ file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding issuers, including Williams Partners and WMZ, who file reports and information electronically with the SEC. The reports and other information filed by Williams Partners with the SEC are also available at its website. The address of its website is www.williamslp.com. The reports and other information filed by WMZ with the SEC are also available at WMZ’s website. The address of WMZ’s website is www.williamspipelinepartners.com. Williams Partners’ web address and the web addresses of the SEC and WMZ have been included as inactive textual references only. The information contained on those websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

Williams Partners has filed with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. The registration statement registers Williams Partners Common Units to be issued to holders of Publicly Owned WMZ Common Units in connection with the Merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Williams Partners Common Units and the WMZ Common Units, respectively. The rules and regulations of the SEC allow Williams Partners to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Williams Partners to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance stockholders are referred to the copy of the contract or other document filed with the SEC, each statement being qualified in all respects by such reference.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Williams Partners and WMZ have previously filed with the SEC. They contain important information about the companies and their financial condition, business and prospects. You should analyze the information in this joint proxy statement/prospectus and the additional information in the documents described under the heading “Documents Incorporated By Reference” below before you vote.

You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address described above, or from Williams Partners by requesting them in writing or by telephone at the following address:

Investor Relations
Williams Partners L.P.
One Williams Center, Suite 5000
Tulsa, Oklahoma 74172-0172
Telephone: (918) 573-2078

These documents are available from Williams Partners without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part. In order to receive timely delivery of the documents in advance of the Special Meeting, limited partners of WMZ must request this information no later than          , 2010.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Williams Partners to “incorporate by reference” certain information in documents Williams Partners and WMZ file with the SEC, which means that Williams Partners can disclose important information to you in this joint proxy statement/prospectus by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus, or information filed subsequently that is incorporated by reference and information in any joint proxy statement/prospectus supplement. These documents contain important business and financial information about Williams Partners and WMZ, including information concerning financial performance, and Williams Partners urges you to read them. Williams Partners incorporates by reference into this joint proxy statement/prospectus all of the following documents (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Williams Partners’ annual report on Form 10-K for the fiscal year ended December 31, 2009 and filed with the SEC on February 25, 2010;

•	Williams Partners’ quarterly report on Form 10-Q for the quarter ended March 31, 2010 and filed with the SEC on May 5, 2010;

•	Williams Partners’ current reports on Form 8-K filed with the SEC on January 19, 2010, January 22, 2010 (two filed on this date), February 2, 2010, February 3, 2010, February 10, 2010, February 22, 2010, April 20, 2010 (two filed on this date), April 29, 2010, and May 12, 2010; and

•	the description of Williams Partners Common Units contained in its registration statement on Form 8-K/A, filed December 20, 2006.

In addition, Williams Partners incorporates by reference the following documents filed by WMZ with the SEC:

•	WMZ’s annual report on Form 10-K for the fiscal year ended December 31, 2009 and filed with the SEC on February 23, 2010;

•	WMZ’s quarterly report on Form 10-Q for the quarter ended March 31, 2010 and filed with the SEC on May 5, 2010; and

•	WMZ’s current reports on Form 8-K filed with the SEC on January 26, 2010 and May 26, 2010.

All additional documents filed by Williams Partners and WMZ with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of this joint proxy statement/prospectus but, in the case of Williams Partners, prior to the date on which the Merger is consummated, and in the case of WMZ, prior to the Special Meeting, are also deemed to be incorporated by reference. However, any documents or portions thereof or any exhibits thereto that Williams Partners or WMZ furnish to, but do not file with, the SEC shall not be incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this joint proxy statement/prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Merger, Williams Partners’ anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions, and other matters.

All statements, other than statements of historical facts, included or incorporated by reference in this joint proxy statement/prospectus that address activities, events or developments that Williams Partners expects, believes or anticipates will exist or may occur in the future are forward-looking statements. Forward-looking statements can be identified by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” or other similar expressions. These statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	the liquidity and market price of Williams Partners Common Units;

•	the realization of the expected benefits of the Merger, and the effects of the consummation of the Merger;

•	the consequences of the satisfaction or waiver of the Merger conditions;

•	the anticipated tax consequences of and the accounting treatment of the Merger;

•	amounts and nature of future capital expenditures;

•	expansion and growth of Williams Partners’ business and operations;

•	financial condition and liquidity;

•	business strategy;

•	cash flow from operations or results of operations;

•	the levels of cash distributions to unitholders;

•	seasonality of certain business segments; and

•	natural gas and NGL prices and demand.

Forward-looking statements are based on numerous assumptions, uncertainties, and risks that could cause future events or results to be materially different from those stated or implied in this joint proxy statement/prospectus. Limited partner units are inherently different from the capital stock of a corporation, although many of the business risks to which Williams Partners is subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the risk factors discussed above and in the documents incorporated by reference herein in addition to the other information in this joint proxy statement/prospectus. If any of the following risks were actually to occur, Williams Partners’ business, results of operations and financial condition could be materially adversely affected. Many of the factors that could adversely affect Williams Partners’ business, results of operations and financial condition are beyond its ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	whether Williams Partners has sufficient cash from operations to enable it to maintain current levels of cash distributions or to pay the minimum quarterly distribution following establishment of cash reserves and payment of fees and expenses, including payments to its general partner;

•	availability of supplies (including the uncertainties inherent in assessing and estimating future natural gas reserves), market demand, volatility of prices, and the availability and cost of capital;

•	inflation, interest rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on Williams Partners’ customers and suppliers);

•	the strength and financial resources of Williams Partners’ competitors;

•	development of alternative energy sources;

•	the impact of operational and development hazards;

•	costs of, changes in, or the results of laws, government regulations (including proposed climate change legislation), environmental liabilities, litigation, and rate proceedings;

•	Williams Partners’ allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by Williams Partners’ affiliates;

•	changes in maintenance and construction costs;

•	changes in the current geopolitical situation;

•	risks related to strategy and financing, including restrictions stemming from Williams Partners’ debt agreements, future changes in its credit ratings, and the availability and cost of credit;

•	risks associated with future weather conditions;

•	acts of terrorism; and

•	additional risks described in Williams Partners’ filings with the SEC.

Given the uncertainties and risk factors that could cause Williams Partners’ actual results to differ materially from those contained in any forward-looking statement, Williams Partners cautions you not to unduly rely on its forward-looking statements. Williams Partners disclaims any obligations to and does not intend to update the above list to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing Williams Partners’ actual results to differ, the factors listed above and referred to below may cause Williams Partners’ intentions to change from those statements of intention set forth in this joint proxy statement/prospectus. Such changes in Williams Partners’ intentions may also cause its results to differ. Williams Partners may change its intentions, at any time and without notice, based upon changes in such factors, its assumptions, or otherwise.

Because forward-looking statements involve risks and uncertainties, Williams Partners cautions that there are important factors, in addition to those listed above, that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include the risks set forth under the caption “Risk Factors” in this joint proxy statement/prospectus, the risks set forth in the Williams Partners’ Annual Report on Form 10-K for the year ended December 31, 2009, and the risks set forth in the WMZ 2009 10-K, incorporated by reference in this joint proxy statement/prospectus.

Annex A
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
dated as of
May 24, 2010
by and among
WILLIAMS PARTNERS L.P.,
WILLIAMS PARTNERS GP LLC,
WILLIAMS PARTNERS OPERATING LLC,
WPZ OPERATING COMPANY MERGER SUB LLC,
WILLIAMS PIPELINE PARTNERS L.P.
and
WILLIAMS PIPELINE GP LLC

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 24, 2010 (the ‘‘Execution Date”), is entered into by and among Williams Partners L.P., a Delaware limited partnership (“WPZ”), Williams Partners GP LLC, a Delaware limited liability company and the general partner of WPZ (“WPZ General Partner”), Williams Partners Operating LLC, a Delaware limited liability company and a wholly owned subsidiary of WPZ (“Operating Company”), WPZ Operating Company Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Operating Company (“Merger Sub”), Williams Pipeline Partners L.P., a Delaware limited partnership (“WMZ”), and Williams Pipeline GP LLC, a Delaware limited liability company and the general partner of WMZ (“WMZ General Partner”).

WITNESSETH:

WHEREAS, WPZ and WMZ desire to combine their businesses on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.  In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

“Affiliate” has the meaning set forth in Rule 405 of the rules and regulations under the Securities Act, unless otherwise expressly stated herein; provided, however, that prior to the Closing (i) with respect to the WPZ Group Entities, the term “Affiliate” shall exclude each of the WMZ Group Entities (other than NWP) and (ii) with respect to the WMZ Group Entities, the term “Affiliate” shall exclude each of the WPZ Group Entities.

“Agreement” has the meaning set forth in the Preamble.

“Aggregated Group” has the meaning set forth in Section 3.15(d).

“May 12, 2010 8-K” has the meaning set forth in Section 3.6(a).

“Associated Employees” has the meaning set forth in Section 3.15(a).

“Book-Entry WMZ Common Units” has the meaning set forth in Section 2.1(c)(i).

“Business Day” means any day on which commercial banks are generally open for business in New York, New York other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States of America.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act.

“Closing” has the meaning set forth in Section 2.1(a).

“Closing Date” has the meaning set forth in Section 2.1(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Group” means the WMZ Controlled Group, on one hand, and the WPZ Group Entities, on the other hand. A reference to a Consolidated Group is a reference to each of the members of such Consolidated Group.

“D&O Insurance” has the meaning set forth in Section 5.11(b).

“Delaware Courts” has the meaning set forth in Section 9.2.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Drop-Dead Date” has the meaning set forth in Section 8.2(a).

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act, as amended.

“Effective Time” has the meaning set forth in Section 2.1(b).

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and any equity-based purchase, option, change-in-control, collective bargaining, incentive, employee loan, deferred compensation, pension, profit-sharing, retirement, bonus, retention bonus, severance and other employee benefit or fringe benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not, maintained by, sponsored by or contributed to by or obligated to be contributed to by the entity in question or with respect to which the entity in question has any obligation or liability, whether secondary, contingent or otherwise.

“Environmental Laws” means, without limitation, the following laws, in effect as of the Closing Date, as amended: (i) the Resource Conservation and Recovery Act; (ii) the Clean Air Act; (iii) CERCLA; (iv) the Federal Water Pollution Control Act; (v) the Safe Drinking Water Act; (vi) the Toxic Substances Control Act; (vii) the Emergency Planning and Community Right-to-Know Act; (viii) the National Environmental Policy Act; (ix) the Pollution Prevention Act of 1990; (x) the Oil Pollution Act of 1990; (xi) the Hazardous Materials Transportation Act; (xii) the Occupational Safety and Health Act; and (xiii) all laws, statutes, rules, regulations, orders, judgments, decrees promulgated or issued with respect to the foregoing Environmental Laws by Governmental Entities with jurisdiction in the premises and any other federal, state or local statutes, laws, ordinances, rules, regulations, orders, codes, decisions, injunctions or decrees that regulate or otherwise pertain to the protection of human health, safety or the environment, including but not limited to the management, control, discharge, emission, treatment, containment, handling, removal, use, generation, permitting, migration, storage, release, transportation, disposal, remediation, manufacture, processing or distribution of Hazardous Materials that are or may present a threat to human health or the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.1(f).

“Exchange Fund” has the meaning set forth in Section 2.1(f).

“Exchange Ratio” means the exchange ratio of WPZ Common Units per WMZ Common Unit in the Merger as described in Section 2.1(c)(i).

“Execution Date” has the meaning set forth in the Preamble.

“First Quarter 2010 10-Q” has the meaning set forth in Section 3.6(a).

“Fractional Unit Payment” has the meaning set forth in Section 2.1(d).

“GAAP” has the meaning set forth in Section 1.2.

“General Partner Units” has the meaning set forth in Section 3.4(c).

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, operating agreement, unanimous equityholder agreement or declaration or other similar governing documents of such Person.

“Governmental Entity” means any federal, state, municipal or other government, governmental court, department, commission, board, bureau, agency or instrumentality.

“Gulfstream” means Gulfstream Natural Gas System, L.L.C.

“Hazardous Material” means any substance, whether solid, liquid, or gaseous: (i) which is listed, defined, or regulated as a “hazardous material,” “hazardous waste,” “solid waste,” “hazardous substance,” “toxic substance,” “pollutant,” or “contaminant,” or words of similar meaning or import found in any applicable Environmental Law; or (ii) which is or contains asbestos, polychlorinated biphenyls, radon, urea formaldehyde foam insulation, explosives, or radioactive materials; or (iii) any petroleum, petroleum hydrocarbons, petroleum substances, petroleum or petrochemical products, natural gas, crude oil and any components, fractions, or derivatives thereof, any oil or gas exploration or production waste, and any natural gas, synthetic gas and any mixtures thereof; or (iv) radioactive material, waste and pollutants, radiation, radionuclides and their progeny, or nuclear waste including used nuclear fuel; or (v) which causes or poses a threat to cause contamination or nuisance on any properties, or any adjacent property or a hazard to the environment or to the health or safety of persons on or about any properties.

“Holders” means, when used with reference to the WPZ Common Units and the WMZ Common Units, the holders of such units shown from time to time in the registers maintained by or on behalf of WMZ or WPZ, as applicable.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a, as amended.

“Incentive Distribution Rights” has the meaning set forth in Section 3.4(c).

“Intellectual Property” means all intellectual or industrial property and rights therein, however denominated, throughout the world, whether or not registered, including all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations in part, revisions, extensions, and reexaminations relating thereto, (b) trademarks, service marks, trade styles or dress, logos, trade names, and corporate names, and all goodwill associated therewith, together with all translations, adaptations, derivations, and combinations, applications, registrations, and renewals relating thereto, (c) works of authorship, moral rights of authorship, rights in designs, copyrightable works, all copyrights, and all applications, registrations, and renewals relating thereto, (d) trade secrets and confidential business information (including ideas, invention disclosures, research and development, know how, technology, improvements, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) computer software (including all data and related documentation), (f) other proprietary rights, (g) mask works and all applications, registrations, and renewals relating thereto, (h) domain names, email addresses, telephone numbers, and vanity numbers, (i) copies and tangible embodiments of the foregoing (in whatever form or medium) and (j) all other intellectual and industrial property rights, whether or not subject to statutory registration or protection and common law rights, and causes of action relating to any of the foregoing.

“Knowledge” as used in this Agreement with respect to a party hereto, means the actual knowledge of that party’s designated personnel, after reasonable inquiry. The designated personnel for the WPZ Parties are Alan Armstrong, Don Chappel, Mac Hummel, Robert Cronk, Craig Rainey, Tom Sell, Rory Miller, Randy Newcomer, Phil Wright, Rick Rodekohr, Randy Conklin, Frank Ferazzi, Rodney Sailor, Ted Timmermans, Allison Bridges and Randy Barnard. The designated personnel for the WMZ Parties are Don Chappel, Phil Wright, Rick Rodekohr, Randy Conklin, Allison Bridges and Randy Barnard.

“Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the NYSE).

“Letter of Transmittal” has the meaning set forth in Section 2.1(g).

“Liens” means any mortgage, deed of trust, lien, security interest, pledge, conditional sales contract, charge or encumbrance.

“Material Contract” shall have the meaning ascribed to such term in Section 3.14(a).

“Materiality Requirement” means any requirement in a representation or warranty that a condition, event or state of fact be “material,” correct or true in “all material respects,” have a “WPZ Material Adverse Effect” or an “WMZ Material Adverse Effect” or be or not be “reasonably expected to have a WPZ Material Adverse Effect” or “reasonably expected to have a WMZ Material Adverse Effect” (or other words or phrases of similar effect or impact) in order for such condition, event or state of facts to cause such representation or warranty to be inaccurate.

“Merger” means the merger of Merger Sub with and into WMZ, with WMZ as the sole surviving entity.

“NGL” means natural gas liquids.

“Non-affiliated WMZ Common Units” has the meaning set forth in Section 5.4. For the avoidance of doubt, Holders of Non-affiliated WMZ Common Units shall be deemed not to include Williams or any of its Affiliates as such term is defined in the WMZ Partnership Agreement.

“Notice” has the meaning set forth in Section 9.1.

“NWP” means Northwest Pipeline GP, a Delaware general partnership.

“NYSE” means the New York Stock Exchange.

“Operating Company” has the meaning set forth in the Preamble.

“Partially Owned Entity” means, with respect to a specified Person, an entity that is owned in part by such specified Person, but is not wholly owned by such specified Person.

“Party Group” means the WMZ Parties, on the one hand, and the WPZ Parties, on the other hand. A reference to a Party Group is a reference to each of the members of such Party Group.

“Permits” shall have the meaning ascribed to such term in Section 3.13(a).

“Permitted Lien” means all: (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the WPZ Group Entities or WMZ Group Entities, as applicable, subject thereto; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) title defects or Liens (other than those constituting Liens for the payment of indebtedness), if any, that, individually or in the aggregate, do not or would not impair in any material respect the use or occupancy of the assets of the WPZ Group Entities or WMZ Group Entities, as applicable, taken as a whole; (iv) Liens for Taxes that are not due and payable or that may thereafter be paid without penalty; and (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the WPZ Group Entities or WMZ Group Entities, as applicable.

“Person” means an individual or entity, including any partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity or Governmental Entity.

“Proxy Statement/Prospectus” has the meaning set forth in Section 5.3.

“Record Holder” has the meaning set forth in Section 2.1(c).

“Registration Statement” has the meaning set forth in Section 5.3.

“Representatives” has the meaning set forth in Section 5.5(a).

“Rights-of-Way” has the meaning set forth in Section 3.7(b).

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.5(c).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Services Agreements” means the (i) Administrative Services Agreement, dated as of February 17, 2010, between Transco Pipeline Services LLC and Transco, (ii) the Secondment Agreement, dated as of February 17, 2010, among Williams, WPZ and WPZ General Partner and (iii) Administrative Services Agreement, dated October 1, 2007, between Northwest Pipeline Services LLC and NWP.

“Special Approval” has the meaning set forth in the WMZ Partnership Agreement.

“Superior Proposal” means any bona fide written offer made by a third party that (i) if consummated, would result in such Person (or its equityholders) owning, directly or indirectly, the general partner interest in WMZ and at least a majority of the WMZ Common Units then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets of the WMZ Controlled Group, taken as a whole, (ii) includes terms that the WMZ Conflicts Committee determines in its good faith judgment (after consultation with its outside financial advisor and outside legal counsel, and after taking into account all the terms and conditions of such third party offer, including any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any bona fide written offer to revise the terms of the Merger or this Agreement made by WPZ after being notified pursuant to Section 5.5) are more favorable to the Holders of Non-affiliated WMZ Common Units (excluding consideration of any interests that any Holder may have other than as a unitholder of WMZ entitled to the WMZ Consideration) from a financial point of view than the Merger, (iii) is reasonably likely to be completed on the terms and conditions so proposed, taking into account all legal, financial, regulatory and other aspects of such proposal and (iv) is not subject to any financing contingencies.

“Surrender” means the proper delivery of a WMZ Certificate or the proper completion, with respect to a Book-Entry WMZ Common Unit, of all procedures necessary, in either case, to effect the transfer of such WMZ units in accordance with the terms of the Letter of Transmittal.

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), gross receipts taxes, net proceeds taxes, alternative or add-on minimum taxes, sales taxes, use taxes, real property gains or transfer taxes, ad valorem taxes, property taxes, value-added taxes, franchise taxes, production taxes, severance taxes, windfall profit taxes, withholding taxes, payroll taxes, employment taxes, excise taxes and other obligations of the same or similar nature to any of the foregoing.

“Tax Return” means all reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

“Title IV Plans” has the meaning set forth in Section 3.15(e).

“Transco” means Transcontinental Gas Pipe Line Company, LLC, a Delaware limited liability company.

“Transfer Agent” has the meaning set forth in Section 2.1(c).

“Unit Majority” has the meaning set forth in Section 6.1(a).

“Williams” means The Williams Companies, Inc., a Delaware corporation.

“WMZ” has the meaning set forth in the Preamble.

“WMZ Board” means the Board of Directors of WMZ General Partner.

“WMZ Certificate” has the meaning set forth in Section 2.1(c)(i).

“WMZ Common Units” means the Common Units of WMZ issued or otherwise outstanding pursuant to the WMZ Partnership Agreement.

“WMZ Conflicts Committee” means the Conflicts Committee of the WMZ Board.

“WMZ Consideration” has the meaning set forth in Section 2.1(c)(i).

“WMZ Controlled Group” means the WMZ Group Entities other than NWP.

“WMZ D&O Indemnified Party” means any Person who is not an employee of Williams and is or was an officer or director of any entity in the WMZ Controlled Group and any Person who is or was serving at the request of any entity in the WMZ Controlled Group as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be a WMZ D&O Indemnified Party by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

“WMZ Disclosure Schedule” means the disclosure schedule prepared and delivered by WMZ to WPZ as of the date of this Agreement.

“WMZ Financial Statements” means the audited consolidated statements of income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2009 and audited balance sheets as of December 31, 2008 and 2009 of WMZ, including the notes thereto.

“WMZ General Partner” has the meaning set forth in the Preamble.

“WMZ GP LLC Agreement” means the First Amended and Restated Limited Liability Company Agreement of WMZ General Partner dated as of January 24, 2008.

“WMZ Group Entities” means the WMZ Parties and the WMZ Subsidiaries.

“WMZ Limited Partners’ Meeting” has the meaning set forth in Section 5.4.

“WMZ Material Adverse Effect” means a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, financial condition or results of operations of WMZ, other than any effect or change (u) in the natural gas gathering, processing, treating, transportation and storage industries generally and NGL marketing industry generally (including any change in the prices of natural gas, natural gas liquids or other hydrocarbon products, industry margins or any regulatory changes or changes in applicable Law) (v) in United States or global economic conditions or financial markets in general, (w) resulting from any outbreak of hostilities, terrorism, war or other similar national emergency, (x) resulting from the announcement of this Agreement or any of the transactions contemplated hereby, (y) in the Law or in accounting principles that materially affects this Agreement or the transactions contemplated hereby or (z) resulting from WMZ taking any action required or contemplated by this Agreement; provided, that in the case of clauses (u), (v), (w) and (y) the impact on WMZ is not materially disproportionate to the impact on similarly situated parties, or (ii) the ability of either of the WMZ Parties to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“WMZ Partially Owned Entities” means the Partially Owned Entities of WMZ.

“WMZ Parties” means WMZ and WMZ General Partner.

“WMZ Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of WMZ dated as of January 24, 2008.

“WMZ Recommendation” has the meaning set forth in Section 5.4.

“WMZ Recommendation Change” has the meaning set forth in Section 5.5(b).

“WMZ SEC Reports” has the meaning set forth in Section 4.7.

“WMZ Subordinated Units” means the Subordinated Units of WMZ issued or otherwise outstanding pursuant to the WMZ Partnership Agreement.

“WMZ Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by WMZ.

“WMZ Takeover Proposal” means any inquiry, proposal or offer from any Person (other than the WPZ Group Entities) relating to, or that could reasonably be expected to, lead to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets (other than product sales in the ordinary course of business) or businesses that constitute 30% or more of the revenues, net income or assets of the WMZ Controlled Group, taken as a whole, or 30% or more of any class of equity securities of any WMZ Party, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 30% or more of any class of equity securities of any WMZ Party, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding unit exchange or similar transaction involving the WMZ Group Entities pursuant to which any Person or the equityholders of any Person would own 30% or more of any class of equity securities of any WMZ Party or of any resulting parent company of any WMZ Party, other than the transactions contemplated by this Agreement.

“WMZ Unitholder Approval” has the meaning set forth in Section 6.1(a).

“WMZ Units” means the WMZ Common Units and the WMZ Subordinated Units.

“WPZ” has the meaning set forth in the Preamble.

“WPZ Board” means the Board of Directors of WPZ General Partner.

“WPZ Common Units” means the Common Units of WPZ issued or otherwise outstanding pursuant to the WPZ Partnership Agreement.

“WPZ Disclosure Schedule” means the disclosure schedule prepared and delivered by WPZ to WMZ as of the date of this Agreement.

“WPZ Financial Statements” has the meaning set forth in Section 3.6(a).

“WPZ General Partner” has the meaning set forth in the Preamble.

“WPZ Group Entities” means the WPZ Parties and the WPZ Subsidiaries.

“WPZ Material Adverse Effect” means a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, financial condition or results of operations of WPZ, other than any effect or change (u) in the natural gas gathering, processing, treating, transportation and storage industries generally and NGL marketing industry generally (including any change in the prices of natural gas, natural gas liquids or other hydrocarbon products, industry margins or any regulatory changes or changes in applicable Law) (v) in United States or global economic conditions or financial markets in general, (w) resulting from any outbreak of hostilities, terrorism, war or other similar national emergency, (x) resulting from the announcement of this Agreement or any of the transactions contemplated hereby, (y) in the Law or in accounting principles that materially affects this Agreement or the transactions contemplated hereby or (z) resulting from WPZ taking any action required or contemplated by this Agreement; provided, that in the case of clauses (u), (v), (w) and (y) the impact on WPZ is not materially disproportionate to the impact on similarly situated parties, or (ii) the ability of any of the WPZ Parties to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“WPZ Partially Owned Entities” means the Partially Owned Entities of WPZ, other than WMZ.

“WPZ Parties” means WPZ, WPZ General Partner, Operating Company and Merger Sub.

“WPZ Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of WPZ dated as of August 23, 2005, as amended as of August 7, 2006; August 23, 2006; December 13, 2006; April 15, 2008; April 16, 2009 and February 17, 2010; and as further amended from time to time after the Execution Date in accordance with this Agreement.

“WPZ SEC Reports” has the meaning set forth in Section 3.5(a).

“WPZ Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by WPZ, excluding WMZ, WMZ General Partner and the WMZ Subsidiaries (other than NWP).

Section 1.2  Rules of Construction.  The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement (including the WMZ Disclosure Schedule and the WPZ Disclosure Schedule) and not to any particular Article, Section or other portion hereof. Unless otherwise specifically indicated or the context otherwise requires, (a) all references to “dollars” or “$” mean United States dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, (c) “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” and (d) all words used as accounting terms shall have the meanings assigned to them under United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”). In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day. Reference to any party hereto is also a reference to such party’s permitted successors and assigns. The Exhibits attached to this Agreement are hereby incorporated by reference into this Agreement and form part hereof. Unless otherwise indicated, all references to an “Exhibit” followed by a number or a letter refer to the specified Exhibit to this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, it is the intention of the parties hereto that this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II

MERGER

Section 2.1  Closing of the Merger.

(a) Closing Date.  Subject to the satisfaction or waiver of the conditions to closing set forth in Article VI, the closing (the “Closing”) of the Merger and the transactions contemplated by this Section 2.1 shall be held at the offices of Gibson, Dunn & Crutcher LLP at 1801 California Street, Denver, Colorado 80202 on the next Business Day following the satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that would normally be satisfied on the Closing Date) commencing at 9:00 a.m., local time, or such other place, date and time as may be mutually agreed upon in writing by the parties hereto. The “Closing Date,” as referred to herein, shall mean the date of the Closing.

(b) Merger.  At the Closing, the Merger shall occur by the filing of a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of DRULPA and DLLCA, as applicable (the date and time of such filing (or such later time and date as may be expressed therein as the effective date and time of the Merger) being the “Effective Time”). As a result of the Merger, the separate existence of Merger Sub shall cease, and WMZ shall continue as the surviving limited partnership in the Merger.

(c) Effect of the Merger on Equity Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of WPZ, Operating Company, Merger Sub, WMZ, WMZ General Partner, any Holder of WMZ Units or any other Person:

(i) Each of the outstanding WMZ Common Units, other than the WMZ Common Units owned by WMZ General Partner, shall be converted into the right to receive 0.7584 of one WPZ Common Unit, which WPZ Common Units shall be duly authorized and validly issued in accordance with applicable Laws and the WPZ Partnership Agreement, fully paid and non-assessable (except to the extent such non-assessability may be affected by DRULPA or the provisions of the WPZ Partnership Agreement). Each WMZ Common Unit converted into the right to receive WPZ Common Units pursuant to this Section 2.1(c)(i) (such amount of WPZ Common Units the “WMZ Consideration”) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each Holder of WMZ Common Units immediately prior to the Effective Time shall thereafter cease to be a limited partner of WMZ or have any rights with respect to such WMZ Common Units, except the right to be admitted to WPZ as a limited partner of WPZ and receive the WPZ Common Units to be issued in consideration therefor and any distributions to which Holders of WMZ Common Units become entitled all in accordance with this Article II upon the Surrender of (A) a certificate that immediately prior to the Effective Time represented WMZ Common Units (a “WMZ Certificate”) or (B) uncertificated WMZ Common Units represented in book-entry form (“Book-Entry WMZ Common Units”).

(ii) Each of the outstanding WMZ Units owned by WMZ General Partner shall cease to be outstanding and shall be canceled and retired and shall cease to exist without consideration therefor and without any further action by any person; provided, however, that WMZ General Partner shall continue as the sole general partner of WMZ with a general partner interest which constitutes 2% of the aggregate partnership interest (as defined in DRULPA) of all partners in WMZ. Each outstanding limited liability company interest in Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be canceled. Operating Company agrees that at the Effective Time, Operating Company shall be automatically bound by the WMZ Partnership Agreement (as amended and restated at the Effective Time), and Operating Company shall be admitted to WMZ as a limited partner of WMZ with a limited partner interest which constitutes 98% of the aggregate partnership interest (as defined in DRULPA) of all partners in WMZ immediately upon the Effective Time. At the Effective Time, the books and records of WMZ shall be revised to reflect the admission of Operating Company as a limited partner of WMZ and all other limited partners of WMZ simultaneously ceasing to be limited partners of WMZ, and WMZ shall continue without dissolution. Immediately after the Effective Time, Operating Company will be the sole limited partner of WMZ and the WMZ General Partner will be the sole general partner of WMZ.

(iii) Operating Company’s limited liability company interests outstanding immediately prior to the Effective Time shall be unchanged and remain outstanding and WPZ shall continue as the sole member of Operating Company.

(iv) WPZ’s partnership interests issued and outstanding immediately prior to the Effective Time shall be unchanged and remain outstanding and each limited partner and general partner admitted to WPZ immediately prior to the Effective Time shall continue as a limited partner and general partner, as applicable.

The Merger shall have the effects set forth in the applicable provisions of DRULPA and DLLCA. At the Effective Time, the WMZ Partnership Agreement shall be amended and restated to read in its entirety as set forth in Exhibit A hereto, and, as so amended and restated, shall continue in effect until thereafter changed or amended as provided therein or by applicable Law. WPZ General Partner consents to the admission to WPZ as a limited partner of WPZ of each Holder of WMZ Common Units who is issued WPZ Common Units in exchange for such Holder’s WMZ Common Units in accordance with this Article II upon the proper Surrender of a WMZ Certificate or Book-Entry WMZ Common Units. Upon such Surrender of a WMZ Certificate (or upon a waiver of the requirement to Surrender a WMZ Certificate granted by WPZ General Partner in its sole discretion) or Book-Entry WMZ Common Units and the recording of the name of such Person as a limited partner of WPZ (and as the Record Holder (as such term is defined in the WPZ Partnership Agreement) of such WPZ Common Units) on the books and records of WPZ and its Transfer Agent (as such term is defined in the WPZ Partnership Agreement), such Person shall automatically and effective as of the Effective Time be admitted to WPZ as a limited partner of WPZ and be bound by the WPZ Partnership Agreement as such. By its Surrender of a WMZ Certificate or Book-Entry WMZ Common Units, or by its acceptance of WPZ Common Units, a Holder of WMZ Common Units confirms its agreement to be bound by all of the terms and conditions of the WPZ Partnership Agreement, including the power of attorney granted in Section 2.6 thereof.

(d) Fractional Units.  Notwithstanding any other provision of this Agreement, (i) no certificates or scrip representing fractional WPZ Common Units shall be issued, and such fractional units will not entitle the owner thereof to vote or to any rights as a unitholder of WPZ and (ii) each registered Holder of WMZ

Common Units exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional WPZ Common Unit (after taking into account all WMZ Common Units held by such Holder immediately prior to the Effective Time) shall receive, in lieu thereof, from WPZ in exchange for such fractional unit, an amount (a “Fractional Unit Payment”) in cash (payable in dollars, without interest) equal to the product of (A) such fraction, multiplied by (B) the average of the closing price of WPZ Common Units on the NYSE Composite Transaction Reporting System as reported in The Wall Street Journal (but subject to correction for typographical or other manifest errors in such reporting) over the five trading day period ending on the third trading day immediately preceding the Effective Time.

(e) Certain Adjustments.  If between the date of this Agreement and the Effective Time, whether or not permitted pursuant to the terms of this Agreement, the outstanding WMZ Common Units or WPZ Common Units shall be changed into a different number of units or other securities by reason of any split, combination, merger, consolidation, reorganization or other similar transaction, or any distribution payable in equity securities shall be declared thereon with a record date within such period, the Exchange Ratio (and the number of WPZ Common Units issuable in the Merger) and the form of securities issuable in the Merger shall be appropriately adjusted to provide the Holders of WMZ Common Units the same economic effect as contemplated by this Agreement prior to such event.

(f) Exchange Agent.  Prior to the mailing of the Proxy Statement/Prospectus, WPZ shall appoint Computershare Inc., together with its subsidiary Computershare Trust Company, N.A., to act as exchange agent (the “Exchange Agent”) for the payment of the WPZ Common Units and any Fractional Unit Payment. At or prior to the Closing Date, WPZ shall (i) deposit with the Exchange Agent, for the benefit of the Holders of WMZ Common Units, an amount of cash equal to the estimated aggregate Fractional Unit Payment (the “Exchange Fund”), (ii) reserve with the Exchange Agent the WPZ Common Units to be issued as WMZ Consideration and (iii) authorize the Exchange Agent to exchange WPZ Common Units in accordance with this Section 2.1. WPZ shall deposit with the Exchange Agent any additional funds in excess of the Exchange Fund as and when necessary to pay any Fractional Unit Payment and other amounts required to be paid under this Agreement. WPZ shall pay all costs and fees of the Exchange Agent and all expenses associated with the exchange process. Any WPZ Common Units, or fraction thereof, and any remaining amount of the Exchange Fund or other funds deposited shall be returned to WPZ after the earlier to occur of (1) payment in full of all amounts due to the Holders of WMZ Common Units or to the Exchange Agent or (2) the expiration of the period specified in Section 2.1(j).

(g) Exchange Procedures.  Promptly after the Effective Time, WPZ shall cause the Exchange Agent to mail to each Holder, as of the Effective Time, of WMZ Common Units (other than the WMZ General Partner) a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the WMZ Certificates shall pass, only upon proper delivery of the WMZ Certificates to the Exchange Agent or, in the case of Book-Entry WMZ Common Units, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall have such other provisions as may be necessary for the Holders of WMZ Common Units to be admitted to WPZ as limited partners of WPZ and which shall be in such form and have such other provisions as WPZ General Partner and WMZ General Partner may reasonably specify) and instructions for effecting the Surrender of such WMZ Certificates or Book-Entry WMZ Common Units in exchange for the WPZ Common Units, together with any distributions with respect thereto and any Fractional Unit Payment. Upon Surrender to the Exchange Agent of such WMZ Certificates or Book-Entry WMZ Common Units, together with such properly completed and duly executed Letter of Transmittal, the Holder of a WMZ Certificate or Book-Entry WMZ Common Units shall be entitled to (i) the number of full WPZ Common Units (which shall be in uncertificated book-entry form unless a physical certificate is requested) into which the WMZ Certificates or Book-Entry WMZ Common Units Surrendered shall have been converted pursuant to this Agreement and (ii) the Fractional Unit Payment, if any, payable in redemption of any fractional WPZ Common Unit otherwise issuable. The instructions for effecting the Surrender of WMZ Certificates shall set forth procedures that must be taken by the Holder of any WMZ Certificate that has been lost, destroyed or stolen. It shall be a condition to the right of such Holder to receive WPZ Common Units and the Fractional Unit Payment, if any, that the Exchange Agent shall have received, along with the Letter of Transmittal, a duly executed lost certificate affidavit, including an agreement to indemnify WPZ, signed exactly as the name or names of the registered Holder or Holders appeared on the books of WMZ immediately prior to the Effective Time, together with a customary bond and such other documents as WPZ may reasonably require in connection therewith. After the Effective Time, there shall be no further transfer on the records of WMZ or its transfer agent of WMZ Certificates or Book-Entry WMZ Common Units; and if such WMZ Certificates or Book-Entry WMZ Common Units are presented to WMZ or its transfer agent for transfer, they shall be canceled against delivery of the WPZ Common Units and any Fractional Unit Payment as hereinabove provided. Until Surrendered as contemplated by this Section 2.1(g), each WMZ Certificate or Book-Entry WMZ Common Unit shall be deemed at any time after the Effective Time to represent only the right to receive upon such Surrender the WPZ Common Units, together with any distributions with respect thereto, and any Fractional Unit Payment, as contemplated by this Section 2.1. No interest will be paid or will accrue on any Fractional Unit Payment.

(h) Distributions with Respect to Unexchanged WMZ Common Units.  No dividends or other distributions with respect to WPZ Common Units with a record date after the Effective Time shall be paid to the Holder of any WMZ Certificate or Book-Entry WMZ Common Units not Surrendered with respect to WPZ Common Units issuable in respect thereof and no Fractional Unit Payment shall be paid to any such Holder until the Surrender of such WMZ Certificate or Book-Entry WMZ Common Units in accordance with this Section 2.1. Subject to the effect of applicable Laws, there shall be paid to the Holder of each WMZ Certificate or Book-Entry WMZ Common Units, without interest, (i) at the time of Surrender of any such WMZ Certificate or Book-Entry WMZ Common Units, the amount of any Fractional Unit Payment to which such Holder is entitled and the amount of dividends or other distributions previously paid with respect to the whole WPZ Common Units issuable with respect to such WMZ Certificate or Book-Entry WMZ Common Units that have a record date after the Effective Time and a payment date on or prior to the time of Surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to such whole WPZ Common Units with a record date after the Effective Time and prior to such Surrender and a payment date subsequent to such Surrender.

(i) No Further Ownership Rights in WMZ Common Units.  All WPZ Common Units issued upon the Surrender for exchange of WMZ Certificates or Book-Entry WMZ Common Units in accordance with the terms of this Section 2.1 (including any Fractional Unit Payment) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the WMZ Common Units heretofore represented by such WMZ Certificates or Book-Entry WMZ Common Units (including all rights to common units arrearages), subject, however, to WPZ’s obligation, with respect to WMZ Common Units outstanding immediately prior to the Effective Time, to pay any distributions with a record date prior to the Effective Time that may have been declared or made by WMZ on such WMZ Common Units in accordance with the terms of this Agreement on or prior to the Effective Time and that remain unpaid at the Closing Date.

(j) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the Holders of the WMZ Certificates or Book-Entry WMZ Common Units for twelve months after the Closing Date shall be delivered to WPZ, upon demand, and any Holders of the WMZ Certificates or Book-Entry WMZ Common Units who have not theretofore complied with this Section 2.1 shall thereafter look only to WPZ and only as general creditors thereof for payment of their claim for WPZ Common Units, any Fractional Unit Payment and any distributions with respect to WMZ Common Units or WPZ Common Units to which such Holders may be entitled.

(k) No Liability.  None of WPZ, WPZ General Partner, WMZ, WMZ General Partner or the Exchange Agent shall be liable to any Person in respect of any WPZ Common Units (or distributions with respect thereto) or Fractional Unit Payment properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any WMZ Certificates or Book-Entry WMZ Common Units shall not have been Surrendered prior to such date on which any WPZ Common Units, any Fractional Unit Payment or any distributions with respect to WMZ Common Units or WPZ Common Units in respect of such WMZ Certificate or Book-Entry WMZ Common Units would escheat to or become the property of any Governmental Entity, any such units, cash, dividends or distributions in respect of such WMZ Certificates or Book-Entry WMZ Common Units shall, to the extent permitted by applicable Law, become the property of WPZ, free and clear of all claims or interest of any Person previously entitled thereto.

(l) Withholding Rights.  WPZ shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity by WPZ, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by WPZ.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE WPZ PARTIES

Except as set forth in a section of the WPZ Disclosure Schedule delivered concurrently herewith corresponding to the applicable sections of this Article III to which such disclosure applies (provided that any information set forth in one section of the WPZ Disclosure Schedule shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent on its face), the WPZ Parties hereby represent and warrant, jointly and severally, to the WMZ Parties that:

Section 3.1  Organization.

(a) Each of the WPZ Parties is a limited partnership or limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited partnership or limited liability company power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(b) Each of the WPZ Subsidiaries (other than the WPZ Parties) is a corporation, limited partnership, general partnership or limited liability company duly organized or formed, as applicable, validly existing and in good standing under the laws of its respective jurisdiction of organization or formation and has all requisite corporate, limited partnership, general partnership or limited liability company power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Each of the WPZ Group Entities is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a WPZ Material Adverse Effect. WPZ has made available to WMZ true and complete copies of the charter documents, bylaws, certificates of formation or limited partnership, limited liability company agreements, limited partnership agreements or equivalent Governing Documents of each WPZ Party in effect as of the date of this Agreement.

Section 3.2  Authority and Approval.  Each of the WPZ Parties has full limited liability company or limited partnership power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it. The execution and delivery by the WPZ Parties of this Agreement, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by the WPZ Parties have been duly authorized and approved by all requisite limited liability company or limited partnership action on the part of each of the WPZ Parties. The WPZ Board approved, by unanimous written consent, this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the WPZ Parties and constitutes the valid and legally binding obligation of each of them, enforceable against each of the WPZ Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 3.3  No Conflict; Consents.

(a) The execution, delivery and performance of this Agreement by each of the WPZ Parties does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not: (i) violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Governing Documents of any of the WPZ Group Entities; (ii) violate any provision of applicable Laws; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, mortgage, agreement, contract, commitment, license, concession, permit, lease, joint venture or other instrument to which any of the WPZ Group Entities is a party or by which any of the WPZ Group Entities or any of their assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the WPZ Group Entities under any such indenture, mortgage, agreement, contract, commitment, license, concession, permit lease, joint venture or other instrument, except in the case of clauses (ii), (iii) and (iv) for those items that, individually or in the aggregate, would not reasonably be expected to have a WPZ Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of any Governmental Entity or other Person is required to be obtained or made by any of the WPZ Group Entities in connection with the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired, (ii) for those which individually or in the aggregate would not reasonably be expected to have a WPZ Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing), (iii) pursuant to the applicable requirements of the HSR Act or (iv) for matters expressly contemplated by this Agreement.

Section 3.4  Capitalization; Title to Membership and Limited Partner Interests.

(a) All of the outstanding shares of capital stock or other equity interests of each WPZ Subsidiary owned directly or indirectly by the WPZ Parties (i) are owned, beneficially and of record free and clear of all Liens in the percentages set out on WPZ Disclosure Schedule 3.4(a) and (ii) have been duly authorized and are validly issued, fully paid (to the extent required under the limited liability company agreement or limited partnership agreement of the applicable WPZ Subsidiary) and nonassessable (except as such nonassessability may be affected by Sections 18-303, 18-607 and 18-804 of the DLLCA or by Sections 17-303, 17-403, 17-607 and 17-804 of the DRULPA and the Governing Documents of the applicable entity).

(b) There are no outstanding subscriptions, options, warrants, preemptive rights, preferential purchase rights, rights of first refusal or any other rights issued or granted by, or binding upon, any of the WPZ Group Entities to purchase or otherwise acquire or to sell or otherwise dispose of any of the WPZ Subsidiaries or the equity interests of the WPZ Subsidiaries, except as set forth in the Governing Documents of Gulfstream.

(c) As of the date hereof, the outstanding capitalization of WPZ consists of 255,777,452 WPZ Common Units, 5,219,674 General Partner Units and the Incentive Distribution Rights (the terms “General Partner Units” and “Incentive Distribution Rights” have the meanings set forth in the WPZ Partnership Agreement). All of such WPZ Common Units and Incentive Distribution Rights and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the WPZ Partnership Agreement, and are fully paid (to the extent required under the WPZ Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the WPZ Partnership Agreement) and are held free and clear of all Liens. The General Partner Units of WPZ have been duly authorized and validly issued in accordance with the WPZ Partnership Agreement. There are no outstanding subscriptions, options, warrants, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights issued or granted by, or binding upon, WPZ to purchase or otherwise acquire or to sell or otherwise dispose of any equity interests in WPZ, except as set forth in the WPZ SEC Reports.

Section 3.5  SEC Documents; Internal Controls.

(a) Since January 1, 2007, all reports, including but not limited to the Annual Reports on Form 10-K, the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K, forms, schedules, statements, exhibits and other documents required to be filed or furnished by WPZ, NWP, and Transco, respectively, with or to the SEC, as applicable, pursuant to the Exchange Act have been or will be timely filed or furnished (the “WPZ SEC Reports”). Each of the WPZ SEC Reports (i) complied or will comply in all material respects with the requirements of applicable Law (including the Exchange Act), and (ii) as of its filing date did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any WPZ SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the date hereof.

(b) Other than NWP and Transco, no WPZ Subsidiary is required to file reports, forms or other documents with the SEC pursuant to the Exchange Act. There are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the WPZ SEC Reports. No enforcement action has been initiated against WPZ, NWP or Transco relating to disclosures contained or omitted from any WPZ SEC Report.

(c) Each of WPZ, NWP and Transco makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case as required pursuant to Section 13(b)(2) under the Exchange Act. Each of WPZ, NWP and Transco has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by each of WPZ, NWP and Transco in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”).

(d) Since January 1, 2007, the principal executive officer and principal financial officer of each of WPZ General Partner, NWP and Transco have made all certifications required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the date hereof, and except as disclosed in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2009 and the Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009 for any of WPZ, NWP or Transco, none of such entities has any Knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.

Section 3.6  Financial Statements; Undisclosed Liabilities.

(a) The Current Report on Form 8-K filed by WPZ with the SEC on May 12, 2010 (the “May 12, 2010 8-K”) sets forth a true and complete copy of the consolidated audited statements of income (loss), comprehensive income (loss) and partners’ equity, and statements of cash flow for the fiscal years ended December 31, 2007, 2008 and 2009 and balance sheets as of December 31, 2008 and 2009 for WPZ, including the notes thereto, which in each case have been retrospectively adjusted to reflect the consolidation of the historical results of the entities contributed to WPZ in connection with the Contribution Agreement, dated January 15, 2010, among Williams, WPZ and certain of their Affiliates throughout the periods presented, and the Quarterly Report on Form 10-Q filed by WPZ with the SEC on May 5, 2010 (the “First Quarter 2010 10-Q”) sets forth a true and complete copy of the consolidated unaudited statements of income (loss), comprehensive income (loss) and partners’ equity, and statements of cash flow for the three month periods ended March 31, 2010 and 2009 and balance sheets as of December 31, 2009 and March 31, 2010 for WPZ, including the notes thereto, (the financial statements set forth in both the May 12, 2010 8-K and the First Quarter 2010 10-Q are collectively referred to as the “WPZ Financial Statements”). The WPZ Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly in all material respects the financial condition of WPZ as of such dates and the results of operations of WPZ for such periods, except as otherwise noted therein and subject, in the case of the unaudited financial statements, to normal and recurring adjustments and the absence of certain notes that are included in an annual filing. Except as set forth in the May 12, 2010 8-K and the First Quarter 2010 10-Q, there are no off-balance sheet arrangements that have or are reasonably likely to have a WPZ Material Adverse Effect. None of WPZ, NWP or Transco has had any disagreement with its respective independent public accounting firm requiring disclosure in the WPZ SEC Reports.

(b) There are no liabilities or obligations of WPZ, WPZ General Partner or the WPZ Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise) and there are no facts or circumstances that would reasonably be expected to result in any such liabilities or obligations, whether arising in the context of federal, state or local judicial, regulatory, administrative or permitting agency proceedings, other than (i) liabilities or obligations reflected or reserved against in the WPZ Financial Statements, (ii) current liabilities incurred in the ordinary course of business since December 31, 2009, (iii) liabilities or obligations set forth on WPZ Disclosure Schedule 3.6(b) and (iv) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, reasonably be expected to have a WPZ Material Adverse Effect.

Section 3.7  Real Property; Rights-of-Way.

(a) Each of the WPZ Group Entities has good and marketable title to all real property and good title to all tangible personal property owned by the WPZ Group Entities and which is sufficient for the operation of their respective businesses as presently conducted, free and clear of all Liens except Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a WPZ Material Adverse Effect.

(b) Each of the WPZ Group Entities has such consents, easements, rights-of-way, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any WPZ SEC Report filed on or prior to the date hereof, except for such Rights-of-Way the absence of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a WPZ Material Adverse Effect. Each of the WPZ Group Entities has fulfilled and performed all of its material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had, and would not reasonably be expected to have, individually or in the aggregate, a WPZ Material Adverse Effect; and none of such Rights-of-Way contains any restriction that is materially burdensome to the WPZ Group Entities, taken as a whole.

(c) Except as set forth on WPZ Disclosure Schedule 3.7(c), (i) (A) there are no pending proceedings or actions to modify the zoning classification of, or to condemn or take by power of eminent domain, all or any of the assets of the WPZ Group Entities and (B) none of the WPZ Parties have Knowledge of any such threatened proceeding or action, which (in either case), if pursued, would reasonably be expected to have a WPZ Material Adverse Effect, (ii) to the extent located in jurisdictions subject to zoning, the assets of the WPZ Group Entities that are real property (owned or leased) are properly zoned for the existence, occupancy and use of all of the improvements located on the owned and leased real property and on the rights-of-way and easements held by any of the WPZ Group Entities, except as would not reasonably be expected to have a WPZ Material Adverse Effect, and (iii) none of such improvements are subject to any conditional use permits or “permitted non-conforming use” or “permitted non-conforming structure” classifications or similar permits or classifications, except as would not, either currently or in the case of a rebuilding of or additional construction of improvements, reasonably be expected to have a WPZ Material Adverse Effect.

Section 3.8  Litigation; Laws and Regulations.  Except as set forth on WPZ Disclosure Schedule 3.8 and, with respect to any WPZ Partially Owned Entity, to the Knowledge of the WPZ Parties:

(a) There are no (i) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, to the WPZ Parties’ Knowledge, threatened against or affecting the WPZ Group Entities, their assets, or any of the operations of the WPZ Group Entities related thereto or (ii) judgments, orders, decrees or injunctions of any Governmental Entity, whether at law or in equity, against or affecting the WPZ Group Entities, their assets, or any of the operations of the WPZ Group Entities related thereto, except in each case, for those items that would not, individually or in the aggregate, reasonably be expected to have a WPZ Material Adverse Effect.

(b) None of the WPZ Group Entities is in violation of or in default under its Governing Documents or any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a WPZ Material Adverse Effect.

Section 3.9  No Adverse Changes.  Except as set forth on WPZ Disclosure Schedule 3.9 or described in the WPZ Financial Statements and, with respect to any WPZ Partially Owned Entity, to the Knowledge of the WPZ Parties:

(a) since December 31, 2009, there has not been a WPZ Material Adverse Effect;

(b) there has not been any material damage, destruction or loss to any material portion of the assets of the WPZ Group Entities, whether or not covered by insurance; and

(c) since March 31, 2010, there has been no delay in, or postponement of, the payment of any liabilities owed to the WPZ Group Entities, individually or in the aggregate, in excess of $50,000,000 and there is no contract, commitment or agreement to do any of the foregoing.

Section 3.10  Taxes.  Except as would not reasonably be expected to have a WPZ Material Adverse Effect and, with respect to any WPZ Partially Owned Entity, to the Knowledge of the WPZ Parties, (i) all Tax Returns required to be filed by or with respect to WPZ or any of the WPZ Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates); (ii) all Taxes owed by WPZ or any of the WPZ Subsidiaries with respect to their assets, which are or have become due, have been timely paid in full; (iii) there are no Liens on any of the assets of WPZ or any of the WPZ Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax on any of such assets, other than Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings for which an adequate reserve has been established therefor; (iv) there is no pending action, proceeding or investigation for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to WPZ or any of the WPZ Subsidiaries or their assets; (v) each of WPZ or any of the WPZ Subsidiaries that is classified as a partnership for U.S. federal tax purposes has in effect an election under Section 754 of the Code; (vi) WPZ is a “publicly traded partnership” for U.S. federal income tax purposes; (vii) at least 90% of the gross income of WPZ for each taxable year since its formation up to and including the current taxable year has been income that is “qualifying income” within the meaning of Section 7704(d) of the Code; and (viii) neither WPZ nor Operating Company has elected to be treated as a corporation for U.S. federal income tax purposes.

Section 3.11  Environmental Matters.  Except as disclosed in WPZ Disclosure Schedule 3.11, or as would not reasonably be expected, individually or in the aggregate, to have a WPZ Material Adverse Effect: (a) the WPZ Group Entities, their assets and their operations relating thereto are in compliance with applicable Environmental Laws; (b) no circumstances exist with respect to the WPZ Group Entities, their assets or their operations relating thereto that give rise to an obligation by the WPZ Group Entities to investigate, remediate, monitor, report or otherwise address the presence or release, on-site or offsite, of Hazardous Materials under any applicable Environmental Laws; (c) the WPZ Group Entities, their assets or their operations related thereto are not subject to any pending or, to the Knowledge of the WPZ Parties, threatened, claim, action, suit, investigation, inquiry or proceeding under any Environmental Law (including designation as a potentially responsible party under CERCLA or any similar local or state law); (d) all notices, permits, permit exemptions, licenses or similar authorizations, if any, required to be obtained or filed by the WPZ Group Entities, with respect to their assets or their operations relating thereto have been duly obtained or filed and are valid and currently in effect and will be legally usable by the WPZ Group Entities at the time of the Closing; (e) there has been no release of any Hazardous Material into the environment by the WPZ Group Entities, their assets, or their operations relating thereto, except in compliance with applicable Environmental Law; and (f) there has been no exposure of any Person or property to any Hazardous Material in connection with their assets or their operations.

Section 3.12  Condition of Assets.  The assets of the WPZ Group Entities have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used. The assets of the WPZ Group Entities are adequate to conduct their businesses substantially in accordance with past practice.

Section 3.13  Licenses; Permits.

(a) Except as set forth in WPZ Disclosure Schedule 3.13, the WPZ Group Entities have all licenses, permits and authorizations issued or granted by Governmental Entities that are necessary for the conduct of their respective businesses as now being conducted or have obtained valid waivers therefrom (collectively, “Permits”), except in each case for such items which the failure to obtain would not result, individually or in the aggregate, in a WPZ Material Adverse Effect.

(b) All Permits are validly held by the WPZ Group Entities and are in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a WPZ Material Adverse Effect.

(c) The WPZ Group Entities have complied with all terms and conditions of the Permits, except as would not, individually or in the aggregate, reasonably be expected to have a WPZ Material Adverse Effect.

(d) The Permits, a list of which has been provided to the WMZ Parties, will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a WPZ Material Adverse Effect.

(e) No proceeding is pending or, to the Knowledge of the WPZ Parties, threatened with respect to any alleged failure by the WPZ Group Entities to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith.

Section 3.14  Contracts.

(a) WPZ Disclosure Schedule 3.14 contains a true and complete listing and, with respect to any WPZ Partially Owned Entity, a true and complete listing to the Knowledge of the WPZ Parties, of the following contracts and other agreements with respect to their assets or businesses, to which any of the WPZ Group Entities is a party (each such contract or agreement being referred to herein as a “Material Contract”):

(i) any natural gas gathering, processing, treating, transportation, storage, purchase or other agreement or NGL marketing purchase or other agreement (or group of related agreements with the same Person) that involves annual revenues or payments in excess of $100,000,000;

(ii) any agreement (or group of related agreements with the same Person) for the lease of personal property to or from any Person providing for lease payments in excess of $100,000,000 per annum;

(iii) any agreement (or group of related agreements with the same Person) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which is reasonably expected to involve annual consideration in excess of $100,000,000;

(iv) any agreement concerning a partnership, joint venture, investment or other arrangement (A) involving a sharing of profits or losses relating to all or any portion of the business of any of the WPZ Group Entities or (B) requiring any of the WPZ Group Entities to invest funds in or make loans to, or purchase any securities of, another Person, venture or other business enterprise, in each case, that could reasonably be expected to be in excess of $100,000,000;

(v) any agreement (or group of related agreements with the same Person) with respect to the creation, incurrence, assumption, or guaranteeing of any indebtedness for borrowed money, or any capitalized lease obligation;

(vi) any agreement that prohibits or otherwise materially limits the ability of any of the WPZ Group Entities to compete in any material respect in any line of business or with any Person or in any material geographic area during any period of time after the Closing;

(vii) any agreement with any of the WPZ Group Entities that individually involves annual revenues or payments in excess of $100,000,000;

(viii) any collective bargaining agreement;

(ix) any lease under which a WPZ Group Entity is the lessor or lessee of real property that provides for an annual base rental to or from any of the WPZ Group Entities of more than $100,000,000;

(x) any easement agreement, right-of-way agreement, license or permit involving an annual payment of more than $100,000,000;

(xi) any agreement that governs the use or development of Intellectual Property (other than off-the-shelf software license agreements);

(xii) any agreement under which the consequences of a default or termination would reasonably be expected to have a WPZ Material Adverse Effect; or

(xiii) any other agreement (or group of related agreements with the same Person) not enumerated in this Section 3.14, the performance of which by any party thereto involves consideration in excess of $100,000,000.

(b) The WPZ Parties have made available to the WMZ Parties a correct and complete copy of each written agreement listed in WPZ Disclosure Schedule 3.14.

(c) With respect to each of the WPZ Group Entities and, with respect to any WPZ Partially Owned Entity, to the Knowledge of the WPZ Parties: (i) each Material Contract is legal, valid and binding on and enforceable against such entity, and in full force and effect; (ii) each Material Contract will continue to be legal, valid and binding on and enforceable against such entity, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) such entity that is a party to each Material Contract is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under the Material Contract; and (iv) to the Knowledge of the WPZ Parties, no other party to any Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the Material Contract.

Section 3.15  Employees and Employee Benefits.

(a) None of the employees of Williams or its Affiliates who provide exclusive or shared services to the assets or businesses of the WPZ Group Entities (collectively, the “Associated Employees”) are covered by a collective bargaining agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a WPZ Material Adverse Effect or as set forth on WPZ Disclosure Schedule 3.15(a), none of the WPZ Parties have Knowledge of any facts or circumstances that have resulted or would reasonably be expected to result in a claim on behalf of an individual or a class in excess of $3,750,000 for unlawful discrimination, unpaid overtime or any other violation of state or federal laws relating to employment of the Associated Employees.

(b) Except with respect to the Services Agreements, the WPZ Partnership Agreement, the WPZ General Partner Long-Term Incentive Plan and the WPZ General Partner Directors Compensation Policy, none of the WPZ Group Entities sponsor, maintain or contribute to, or have any legal or equitable obligation to establish, any compensation or benefit plan, agreement, program or policy (whether written or oral, formal or informal) for the benefit of any present or former directors, officers, employees, agents, consultants or other similar representatives, including, but not limited to, any Employee Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to result in a WPZ Material Adverse Effect, (i) each Employee Benefit Plan in which Associated Employees participate and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service regarding its qualified status, and (ii) each Employee Benefit Plan in which Associated Employees participate is and has been operated and maintained in material compliance with its terms and the provisions of all applicable Laws, including, without limitation, ERISA and the Code.

(d) With respect to any Employee Benefit Plan that the WPZ Parties (or any entity treated as a single employer with any WPZ Party for purposes of Section 414 of the Code or Section 4001(a)(14) of ERISA (the “Aggregated Group”)) have maintained within the last six years or have had any obligation to contribute to within the past six years, (i) except for an event described in Section 4043(c)(3) of ERISA and except for an event that would not, individually or in the aggregate, reasonably be expected to result in a WPZ Material Adverse Effect, there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, and the transactions contemplated by this Agreement will not result in such a “reportable event” for which a waiver does not apply, (ii) none of the WPZ Group Entities or any member of the Aggregated Group has incurred any direct or indirect liability under Title IV of ERISA other than liability for premiums to the Pension Benefit Guaranty Corporation that have been timely paid and other than any liabilities for which the WPZ Group Entities have no direct or indirect responsibility or obligation (other than with respect to the Services Agreements or the WPZ Partnership Agreement) and (iii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived that, in either case, would give rise to a Lien on any of the assets of the WPZ Group Entities or that would reasonably be expected to result in a WPZ Material Adverse Effect. None of the WPZ Group Entities or any member of the Aggregated Group contributes to, or has an obligation to contribute to, and has not within six years prior to the Closing Date contributed to, or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA (x) that is, or is reasonably expected to be in “critical” or “endangered” status as defined in Section 432 of the Code or Section 305 of ERISA, or (y) in respect of which the WPZ Group Entities or any member of the Aggregated Group has or may reasonably be expected to incur any withdrawal liability (as defined in Section 4201 of ERISA).

(e) The present value of the aggregate benefit liabilities under each of the Employee Benefit Plans sponsored by any member of the Aggregated Group subject to Title IV of ERISA (other than multiemployer plans) (the “Title IV Plans”), determined as of the end of such Title IV Plan’s most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Title IV Plan’s actuarial valuation report for such plan year, did not exceed the aggregate current value of the assets of such Title IV Plan allocable to such benefit liabilities. The term “benefit liabilities” has the meaning specified in section 4001 of ERISA and the terms “current value” and “present value” have the meaning specified in section 3 of ERISA.

(f) Except as would not result in any liability to the WPZ Group Entities (other than with respect to liability of the WPZ Group Entities arising from it being a party to a Services Agreement or the WPZ Partnership Agreement), the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any subsequent employment-related event) result in any payment becoming due, result in the acceleration of the time of payment or vesting of any such benefits, result in the incurrence or acceleration of any other obligation related to the Employee Benefit Plans or to any employee or former employee of the WPZ Group Entities or any of their Affiliates.

(g) All costs and liabilities associated with Associated Employees and any former employees who have provided services with respect to the assets of the WPZ Group Entities have been allocated in good faith amongst the WPZ Group Entities.

Section 3.16  Labor Matters.  There is no labor strike, or other material dispute, slowdown or stoppage pending or, to the Knowledge of the WPZ Parties, threatened against any of the WPZ Group Entities with respect to any Associated Employee.

Section 3.17  Transactions with Affiliates.  Except as otherwise contemplated in this Agreement or as set forth on WPZ Disclosure Schedule 3.17, none of the WPZ Group Entities is party to, and immediately after Closing will not be party to, any agreement, contract or arrangement between such WPZ Group Entity, on the one hand, and any of its Affiliates, on the other hand, other than (a) those entered into in the ordinary course of business relating to the provision of natural gas gathering, processing, treating, transportation and storage services and NGL marketing services or for the purchase of power, the purchase or sale of natural gas for fuel or system requirements or the purchase or sale of liquid products, in each case, on commercially reasonable terms and (b) those entered into for purposes of hedging future anticipated purchases or sales of commodities as authorized under and in compliance with the Williams Midstream Commodity Transaction Policy, a copy of which has been made available to the WMZ Parties.

Section 3.18  Insurance.  Except as set forth in WPZ Disclosure Schedule 3.18, the businesses and assets of the WPZ Group Entities are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the natural gas gathering, processing, treating, transportation and storage industries and NGL marketing industry. All such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid. No notice of cancellation of, or indication of an intention not to renew, any such insurance policy has been received by the WPZ Parties other than in the ordinary course of business.

Section 3.19  Intellectual Property Rights.  Each of the WPZ Group Entities owns or has the right to use all Intellectual Property necessary for or used in the conduct of its business as currently conducted, and as currently proposed to be conducted, and their respective products and services do not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third party. All Intellectual Property owned by the WPZ Group Entities is free and clear of all Liens (other than Permitted Liens). Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to change the terms and conditions of use of the Intellectual Property, or cause or declare, a breach or termination of, or cancellation or reduction in rights of any of the WPZ Group Entities under any contract providing for the license of any Intellectual Property to any of the WPZ Group Entities, except for any such terminations, cancellations or reductions that, individually or in the aggregate, would not have a WPZ Material Adverse Effect. There is no Intellectual Property-related action, suit, proceeding, hearing, investigation, notice or complaint pending or threatened, by any third party before any court or tribunal (including, without limitation, the United States Patent and Trademark Office or equivalent authority anywhere in the world) relating to the businesses, assets or operations of any of the WPZ Group Entities, nor has any claim or demand been made by any third party that alleges any infringement, misappropriation, or violation of any Intellectual Property of any third party, or unfair competition or trade practices by any of the WPZ Group Entities. Except as would not result in a WPZ Material Adverse Effect, each of the WPZ Group Entities have taken reasonable measures to protect the confidentiality of all material trade secrets.

Section 3.20  Investment Company Act.  None of the WPZ Group Entities is, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

Section 3.21  Brokerage Arrangements.  None of the WPZ Parties has entered (directly or indirectly) into any agreement with any Person that would obligate any of the WMZ Parties to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

Section 3.22  Liabilities Associated with Natural Gas Contracts.  There has been no misallocation, calculation error, measurement problem or similar event relating to the performance by the WPZ Group Entities under any natural gas gathering, processing, treating, transportation or storage contract or NGL marketing contract that would give rise to a correcting adjustment under any such contract that would reasonably be expected to result in a liability to the WPZ Group Entities in excess of $37,500,000.

Section 3.23  Waivers and Disclaimers.  NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES AND OTHER COVENANTS AND AGREEMENTS MADE BY THE WPZ PARTIES IN THIS AGREEMENT, THE WPZ PARTIES HAVE NOT MADE, DO NOT MAKE, AND SPECIFICALLY NEGATE AND DISCLAIM ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF THEIR RESPECTIVE ASSETS INCLUDING, WITHOUT LIMITATION, THE WATER, SOIL, GEOLOGY OR ENVIRONMENTAL CONDITION OF THEIR RESPECTIVE ASSETS GENERALLY, INCLUDING THE PRESENCE OR LACK OF HAZARDOUS SUBSTANCES OR OTHER MATTERS ON THEIR RESPECTIVE ASSETS, (B) THE INCOME TO BE DERIVED FROM THEIR RESPECTIVE ASSETS, (C) THE SUITABILITY OF THEIR RESPECTIVE ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY THEIR RESPECTIVE ASSETS OR THEIR RESPECTIVE OPERATION WITH ANY LAWS (INCLUDING WITHOUT LIMITATION ANY ZONING, ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS), OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THEIR RESPECTIVE ASSETS. EXCEPT TO THE EXTENT PROVIDED IN THIS AGREEMENT, NEITHER THE WPZ PARTIES NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE OR BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE WPZ PARTIES, THEIR RESPECTIVE BUSINESSES OR THEIR RESPECTIVE ASSETS FURNISHED BY ANY AGENT, EMPLOYEE, SERVANT OR THIRD PARTY. THE PROVISIONS OF THIS SECTION 3.23 HAVE BEEN NEGOTIATED BY THE PARTIES AFTER DUE CONSIDERATION AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE WPZ GROUP ENTITIES, THEIR RESPECTIVE BUSINESSES OR THEIR RESPECTIVE ASSETS THAT MAY ARISE PURSUANT TO ANY LAW NOW OR HEREAFTER IN EFFECT, OR OTHERWISE, EXCEPT AS SET FORTH IN THIS AGREEMENT.

Section 3.24  Operating Surplus.  All distributions made by WPZ during its existence have been made from Operating Surplus or Capital Surplus (as such terms are defined in the WPZ Partnership Agreement).

Section 3.25  State Takeover Laws.  No approvals are required under state takeover or similar Laws in connection with the performance by the WPZ Parties of their obligations under this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE WMZ PARTIES

Except as set forth in a section of the WMZ Disclosure Schedule delivered concurrently herewith corresponding to the applicable sections of this Article IV to which such disclosure applies (provided that any information set forth in one section of the WMZ Disclosure Schedule shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent on its face), the WMZ Parties hereby represent and warrant, jointly and severally, to the WPZ Parties that:

Section 4.1  Organization and Existence.  WMZ is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited partnership power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

Section 4.2  Authority and Approval.  Each of the WMZ Parties has full limited partnership or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by the WMZ Parties have been duly authorized and approved (subject to WMZ Unitholder Approval) by all requisite limited partnership action or limited liability company action, as applicable, of each of the WMZ Parties. The WMZ Board sought Special Approval with respect to this Agreement and the transactions contemplated hereby. At a meeting duly called and held, the WMZ Conflicts Committee determined, by unanimous vote, that this Agreement and the transactions contemplated hereby are in the best interests of WMZ and the Holders of Non-affiliated WMZ Common Units, and determined to recommend the approval of this Agreement and the consummation of the transactions contemplated hereby to the WMZ Board. Upon the recommendation of the WMZ Conflicts Committee, the WMZ Board approved, by unanimous written consent, this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the WMZ Parties and constitutes the valid and legally binding obligation of each of them, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 4.3  No Conflict; Consents.

(a) The execution, delivery and performance of this Agreement by the WMZ Parties does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby (subject to WMZ Unitholder Approval) will not: (i) violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the limited liability company agreement or limited partnership agreement of either of the WMZ Parties; (ii) violate any provision of any law or administrative rule or regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree applicable to the WMZ Parties or any property or asset of the WMZ Parties; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, any indenture, mortgage, agreement, contract, commitment, license, concession, permit, lease, joint venture or other instrument to which either of the WMZ Parties is a party or by which either of them is bound or to which any of their property is subject; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the WMZ Parties under any such indenture, mortgage, agreement, contract, commitment, license, concession, permit lease, joint venture or other instrument, except in the case of clauses (ii), (iii) or (iv), for those items which individually or in the aggregate would not reasonably be expected to have a WMZ Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of any Governmental Entity or other Person is required to be obtained or made by or with respect to either of the WMZ Parties in connection with the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby, except (i) for WMZ Unitholder Approval, (ii) as have been waived or obtained or with respect to which the time for asserting such right has expired, (iii) for those which individually or in the aggregate would not reasonably be expected to have a WMZ Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing), or (iv) pursuant to the applicable requirements of the HSR Act.

Section 4.4  Capitalization; Title to Membership and Limited Partner Interests.

(a) All of the outstanding shares of capital stock or other equity interests of each WMZ Subsidiary owned directly or indirectly by the WMZ Parties (i) are owned, beneficially and of record free and clear of all Liens in the percentages set out on WMZ Disclosure Schedule 4.4(a) and (ii) have been duly authorized and are validly issued, fully paid (to the extent required under the limited liability company agreement or partnership agreement of the applicable WMZ Subsidiary) and nonassessable (except as such nonassessability may be affected by Sections 18-303, 18-607 and 18-804 of the DLLCA or by Sections 17-303, 17-403, 17-607 and 17-804 of the DRULPA and the Governing Documents of the applicable entity).

(b) There are no outstanding subscriptions, options, warrants, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights issued or granted by, or binding upon, any of the WMZ

Group Entities to purchase or otherwise acquire or to sell or otherwise dispose of any of the WMZ Subsidiaries or the equity interests of the WMZ Subsidiaries, except as contemplated by this Agreement.

(c) As of the date hereof, the outstanding capitalization of WMZ consists of 22,607,430 Common Units, 10,957,900 Subordinated Units, 684,869 General Partner Units and the Incentive Distribution Rights (all such capitalized terms having the meanings set forth in the WMZ Partnership Agreement). All of such Common Units, Subordinated Units and Incentive Distribution Rights and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the WMZ Partnership Agreement, and are fully paid (to the extent required under the WMZ Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the WMZ Partnership Agreement) and are held free and clear of all Liens. The General Partner Units of WMZ have been duly authorized and validly issued in accordance with the WMZ Partnership Agreement. There are no outstanding subscriptions, options, warrants, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights issued or granted by, or binding upon, WMZ to purchase or otherwise acquire or to sell or otherwise dispose of any equity interests in WMZ, except as set forth in the WMZ SEC Reports.

Section 4.5  Brokerage Arrangements.  None of the WMZ Parties has entered (directly or indirectly) into any agreement with any Person that would obligate any of the WMZ Parties to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby, except as set forth on WMZ Disclosure Schedule 4.5.

Section 4.6  Litigation.  There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending, or to the Knowledge of the WMZ Parties, threatened that (a) question or involve the validity or enforceability of any of the obligations of the WMZ Parties under this Agreement or (b) seek (or reasonably might be expected to seek) (i) to prevent or delay the consummation by the WMZ Parties of the transactions contemplated by this Agreement or (ii) damages in connection with any such consummation.

Section 4.7  SEC Documents.  Since January 1, 2008, all reports, including but not limited to the Annual Reports on Form 10-K, the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K, forms, schedules, statements and other documents required to be filed or furnished by WMZ with or to the SEC, as applicable, pursuant to the Exchange Act have been or will be timely filed or furnished (the ‘‘WMZ SEC Reports”). The WMZ SEC Reports (i) complied or will comply in all material respects with the requirements of applicable Law (including the Exchange Act), and (ii) as of its filing date did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any WMZ SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the date hereof.

Section 4.8  No Adverse Changes.  Except as set forth on WMZ Disclosure Schedule 4.8 or described in the WMZ Financial Statements, and with respect to any WMZ Partially Owned Entity, to the Knowledge of the WMZ Parties:

(a) since December 31, 2009, there has not been a WMZ Material Adverse Effect; and

(b) there has not been any material damage, destruction or loss to any material portion of the assets of the WMZ Group Entities, whether or not covered by insurance; and

(c) since March 31, 2010, there has been no delay in, or postponement of, the payment of any liabilities owed to the WMZ Group Entities, individually or in the aggregate, in excess of $3,000,000, and there is no contract, commitment or agreement to do any of the foregoing.

Section 4.9  Taxes.  Except as would not reasonably be expected to have a WMZ Material Adverse Effect and, with respect to any WMZ Partially Owned Entity, to the Knowledge of the WMZ Parties, (i) all Tax Returns required to be filed by or with respect to WMZ or any of the WMZ Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates); (ii) all Taxes owed by WMZ or any of the WMZ Subsidiaries with respect to their assets, which are or have become due, have been timely paid in full; (iii) there are no Liens on any of the assets of WMZ or any of the WMZ Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax on any of such assets, other than Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings for which an adequate reserve has been established therefor; (iv) there is no pending action, proceeding or investigation for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to WMZ or any of the WMZ Subsidiaries or their assets; (v) each of WMZ or any of the WMZ Subsidiaries that is classified as a partnership for U.S. federal tax purposes has in effect an election under Section 754 of the Code; (vi) WMZ is a “publicly traded partnership” for U.S. federal income tax purposes; (vii) at least 90% of the gross income of WMZ for each taxable year since its formation up to and including the current taxable year has been income that is “qualifying income” within the meaning of Section 7704(d) of the Code; and (viii) none of WMZ or any of the WMZ Subsidiaries has elected to be treated as a corporation for U.S. federal income tax purposes.

ARTICLE V

ADDITIONAL AGREEMENTS, COVENANTS,
RIGHTS AND OBLIGATIONS

Section 5.1  Conduct of Parties.

(a) From the Execution Date until the Closing Date, neither Party Group shall take any action not permitted by this Agreement or fail to take any action contemplated by this Agreement that would be reasonably likely to materially delay the consummation of the Merger or result in the failure of a condition to closing pursuant to Article VI.

(b) Without limiting the generality of Section 5.1(a), except (1) as otherwise contemplated by this Agreement, (2) as otherwise required by Law or (3) as set forth in WMZ Disclosure Schedule 5.1(b) or in WPZ Disclosure Schedule 5.1(b), without the prior written consent of the other Party Group (which consent will not be unreasonably withheld, delayed or conditioned), each Party Group will not, and agrees that it will cause its respective Consolidated Group not to:

(i) make any material change in the nature of its business and operations;

(ii) make any change in its governing documents in any manner that would reasonably be expected to adversely affect in a material way the rights of holders of its securities;

(iii) (A) issue, deliver or sell any of its equity securities for cash and at a material discount to the lower of prevailing market prices at the time of their issuance or at the time of commitment to do so, or (B) authorize or propose the issuance, delivery or sale of any subscriptions, rights, warrants or options to acquire or other agreements or commitments of any character obligating it to issue any equity securities (other than issuances pursuant to options and warrants in existence on the Execution Date) for cash and at a material discount to the lower of prevailing market prices of such equity securities at the time of their issuance or at the time such subscriptions, rights, warrants, options, agreements or commitments are entered into;

(iv) except for distributions to the holders of limited partnership units consistent with past or previously announced practices, the proportionate distribution on the general partner interests and payments under incentive distribution rights, or any distributions from the WMZ Subsidiaries to WMZ, or from the WPZ Subsidiaries to WPZ, declare, set aside or pay any distributions in respect of its equity securities, or split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its equity securities; provided that, in the case of distributions in respect of equity securities, consent to such distributions shall not be unreasonably withheld, delayed or conditioned;

(v) settle any claims, demands, lawsuits or state or federal regulatory proceedings seeking damages or an injunction or other equitable relief where such settlements would be reasonably likely in the aggregate to have a WMZ Material Adverse Effect or a WPZ Material Adverse Effect, as applicable;

(vi) adopt or vote to adopt a plan of complete or partial dissolution or liquidation;

(vii) make any material change in its tax methods, principles or elections that would reasonably be expected to materially adversely affect the ability of Andrews Kurth LLP or Fulbright & Jaworski L.L.P. to deliver its tax opinion at Closing pursuant to Sections 6.2(b) or 6.3(b), respectively; or

(viii) agree or commit to do any of the foregoing.

(c) From the Execution Date until the Closing Date, each Party Group shall promptly notify the other Party Group in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied at the Effective Time, and (ii) any material breach by the notifying Party Group of any covenant, obligation or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.1(b) shall not limit or otherwise affect the remedies available hereunder to the notified Party Group.

Section 5.2  Access to Information; Confidentiality.  Subject to applicable Laws, upon reasonable notice, each Party Group shall (and shall cause its Consolidated Group to) afford the officers, employees, counsel, accountants and other Representatives and advisors of the requesting Party Group reasonable access, during normal business hours from the Execution Date until the Closing Date, to its properties, books, contracts and records as well as to their management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of the disclosing Party Group and its Consolidated Group; provided further that the WPZ Group Entities shall be obligated to provide such access to their respective properties to any WMZ Group Entity only upon reasonable request in order to determine whether or not a condition to Closing has been satisfied. The disclosing Party Group shall not be responsible to the requesting Party Group for personal injuries sustained by the requesting Party Group’s officers, employees, counsel, accountants and other representatives and advisors in connection with the access provided pursuant to this Section 5.2, and shall be indemnified and held harmless by the requesting Party Group for any losses suffered by the disclosing Party Group or its officers, employees or representatives in connection with any such personal injuries. Subject to applicable Laws, during such period, each Party Group shall (and shall cause its Consolidated Group to) furnish promptly to the other Party Group (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated by this Agreement during such period pursuant to the requirements of Federal, state or foreign laws (including pursuant to the HSR Act, the Securities Act, the Exchange Act and the rules of any Governmental Entity thereunder), as applicable (other than documents which such Party Group is not permitted to disclose under applicable Laws) and (ii) all information concerning the disclosing Party Group’s business, properties and personnel as the requesting Party Group may reasonably request, including all information relating to environmental matters. Notwithstanding the foregoing, a Party Group shall have no obligation to disclose or provide access to any information the disclosure of which such Party Group has concluded may jeopardize any privilege available to such Party Group or its Consolidated Group relating to such information or would be in violation of a confidentiality obligation binding on such Party Group or Consolidated Group.

Section 5.3  Certain Filings.  As promptly as practicable following the Execution Date (i) the parties shall prepare and file with the Federal Trade Commission and the U.S. Department of Justice the appropriate filings and any supplemental information which may be reasonably requested in connection therewith under the HSR Act, it being agreed that WPZ is the primary “Acquiring Person” for purposes of the HSR Act and shall pay the required filing fee, (ii) WMZ and WPZ shall prepare and file with or furnish to the SEC a Proxy Statement/Prospectus to be distributed to the Holders of WMZ Common Units in connection with the WMZ Limited Partners’ Meeting (the “Proxy Statement/Prospectus”) and to be part of the Registration Statement described below, (iii) WPZ shall prepare and file with or furnish to the SEC a registration statement on Form S-4 (the “Registration Statement”) with respect to the issuance of WPZ Common Units in connection with the Merger, (iv) WPZ shall use its commercially reasonable efforts to cause the WPZ Common Units to be issued in the Merger to be listed on the NYSE, and (v) the parties hereto shall make all required filings under applicable state securities and blue sky Laws, provided, however, that no such filings shall be required in any jurisdiction where, as a result thereof, WPZ would become subject to general service of process or to taxation or qualification to do business as a foreign partnership doing business in such jurisdiction solely as a result of such filing. Each of the WMZ Parties and WPZ Parties further agrees that if it shall become aware prior to the date of the WMZ Limited Partners’ Meeting of any information that would cause any of the statements in the Proxy Statement/Prospectus to become false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading, it will promptly inform the other parties thereof and take the necessary steps to correct the Proxy Statement/Prospectus. Each of WPZ and WMZ will provide the other with reasonable opportunity to review and comment on the Proxy Statement/Prospectus and any amendment or supplement thereto prior to filing the Proxy Statement/Prospectus or any such amendment or supplement, and further agree that each of them will be provided with such number of copies of all filings made with the SEC as such party shall reasonably request. WPZ will provide WMZ with reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing any such document with the SEC. No filings of the Registration Statement or the Proxy Statement/Prospectus (or any amendments or supplements to either of them) shall be made without the consent of WMZ and WPZ (which consent shall not be unreasonably withheld, delayed or conditioned); provided that with respect to documents that are incorporated by reference into the Registration Statement or the Proxy Statement/Prospectus, the foregoing consent right shall only apply with respect to information relating to the other party or its business, financial condition or results of operations. Each of WMZ and WPZ shall (1) promptly notify the other of receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and (2) promptly supply the other with copies of all correspondence between WMZ or any of its representatives, or WPZ or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto. WPZ and WMZ shall use their respective commercially reasonable efforts to respond to any comments of the SEC or its staff with respect to the Proxy Statement/Prospectus or the Registration Statement as promptly as practicable.

Section 5.4  WMZ Limited Partners’ Meeting.  The WMZ Parties shall, in accordance with applicable Law and the WMZ Partnership Agreement, cause a meeting of the Limited Partners (as such term is defined in the WMZ Partnership Agreement) of WMZ (the “WMZ Limited Partners’ Meeting”) to be duly called and held as soon as practicable after the Registration Statement is declared effective under the Securities Act to consider and vote upon the adoption and approval of this Agreement and the Merger. Except as permitted by Section 5.5(c), the WMZ Board shall unanimously recommend approval and adoption of this Agreement and the Merger by the Holders of WMZ Units and the WMZ Conflicts Committee shall unanimously recommend approval and adoption of this Agreement and the Merger (the ‘‘WMZ Recommendation”) by the Holders of WMZ Common Units other than the WMZ General Partner and its Affiliates (as such term is defined in the WMZ Partnership Agreement) (the ‘‘Non-affiliated WMZ Common Units”) and shall include such WMZ Recommendation in the Proxy Statement/Prospectus. The WMZ General Partner shall be present at the WMZ Limited Partners’ Meeting in its capacity as a Holder of WMZ Units, and shall vote all of the WMZ Subordinated Units held by it to approve and adopt this Agreement and the Merger at the WMZ Limited Partners’ Meeting.

Section 5.5  No Solicitation.

(a) The WMZ Parties shall not, and the WMZ Parties shall cause the WMZ Subsidiaries not to, and the WMZ Parties shall direct and use their reasonable best efforts to cause the WMZ Parties’ respective directors, officers or employees or any investment bank, financial advisor, attorney, accountant or other advisor, agent or representative retained by them or any of the WMZ Subsidiaries, including for clarification and without limitation the WMZ Conflicts Committee and its members, financial advisors, attorneys and other advisors (collectively, ‘‘Representatives”) not to, directly or indirectly, take any action to solicit, initiate, or knowingly encourage or knowingly facilitate the making of any WMZ Takeover Proposal or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto (except to notify such Person of the existence of the provisions of this Section 5.5), or disclose any non-public information or afford access to properties, books or records to, any Person that has made, or to the WMZ Parties’ Knowledge is considering making, any WMZ Takeover Proposal or any inquiry with respect thereto, or approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other similar agreement relating to a WMZ Takeover Proposal, or propose publicly or agree to do any of the foregoing relating to a WMZ Takeover Proposal or any inquiry with respect thereto. The WMZ Parties shall, and shall cause the WMZ Subsidiaries to, immediately cease and cause to be terminated, and shall use their reasonable best efforts to cause their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Person conducted heretofore with respect to any WMZ Takeover Proposal. The WMZ Parties shall enforce, and not terminate or grant any waiver with respect to, existing confidentiality, standstill or similar agreements. Notwithstanding the foregoing, at any time prior to (but not after) the date of the WMZ Unitholder Approval, in response to a bona fide written WMZ Takeover Proposal, which WMZ Takeover Proposal was not solicited, initiated, knowingly encouraged or knowingly facilitated by the WMZ Parties or their respective Representatives, was made after the date hereof and did not otherwise result from a breach of this Section 5.5(a), the WMZ Parties may, if and only if (i) the WMZ Conflicts Committee determines in good faith (A) after consultation with its financial advisor and legal counsel, that the WMZ Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and (B) after consultation with outside legal counsel, that the failure to do so would be reasonably likely to constitute a violation of its fiduciary duties owed to the Holders of WMZ Units under applicable Law and (ii) the WMZ Parties comply with all of their obligations under this Section 5.5, (x) furnish information with respect to the WMZ Group Entities to the Person making such WMZ Takeover Proposal (and its Representatives) pursuant to an executed confidentiality agreement, provided that all such information has previously been provided to WPZ and (y) participate in discussions or negotiations with the Person making such WMZ Takeover Proposal (and its Representatives) regarding such WMZ Takeover Proposal.

(b) Neither the WMZ Board nor the WMZ Conflicts Committee, in each case unless permitted by Section 5.5(c), shall (i) (A) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to WPZ, the approval, recommendation or declaration of advisability by such WMZ Board or WMZ Conflicts Committee of this Agreement, the Merger or the other transactions contemplated by this Agreement, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any WMZ Takeover Proposal, or (C) fail to reaffirm (publicly if so requested) the WMZ Recommendation within six days after WPZ requests in writing that such WMZ Recommendation be affirmed (any action described in clauses (A), (B) or (C) of this clause (i) being referred to as a “WMZ Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow any WMZ Group Entity to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any WMZ Takeover Proposal (other than a confidentiality agreement permitted to be entered into pursuant to Section 5.5(a)).

(c) (i) Notwithstanding any other provision of this Agreement, the WMZ Conflicts Committee shall be permitted to make a WMZ Recommendation Change, only if and to the extent that all of the following conditions are met: (A) the WMZ Unitholder Approval has not been obtained; (B) the WMZ Conflicts Committee determines in good faith, after consulting with outside legal counsel, that failure to so make a WMZ Recommendation Change would be reasonably likely to constitute a violation of its fiduciary duties owed to the Holders of WMZ Units under applicable Law; (C) at least three Business Days prior to taking any such action, WMZ gives WPZ written notice advising WPZ of the decision of the WMZ Conflicts Committee to take such action, including the reasons therefor and, in the event that such decision relates to a WMZ Takeover Proposal, such notice specifies the material terms and conditions of such WMZ Takeover Proposal and identifies the Person making such WMZ Takeover Proposal (and WMZ keeps WPZ reasonably and promptly informed with respect to the status and changes in the material terms and conditions of such proposal); and (D) WMZ has given WPZ at least three Business Days after delivery of each such notice to propose revisions to the terms of this Agreement (or to make another proposal) and has negotiated in good faith with WPZ with respect to such proposed revisions or other proposal, if any.

(ii) Notwithstanding any other provision of this Agreement, the WMZ Board shall be permitted to make a WMZ Recommendation Change, only if and to the extent that all of the following conditions are met: (A) the WMZ Conflicts Committee has made a WMZ Recommendation Change pursuant to Section 5.5(c)(i); (B) the WMZ Unitholder Approval has not been obtained; (C) the WMZ Board determines in good faith, after consulting with outside legal counsel, that failure to so make a WMZ Recommendation Change would be reasonably likely to constitute a violation of its fiduciary duties owed to the Holders of WMZ Units under applicable Law; (D) at least three Business Days prior to taking any such action, WMZ gives WPZ written notice advising WPZ of the decision of the WMZ Board to take such action, including the reasons therefor and, in the event that such decision relates to a WMZ Takeover Proposal, such notice specifies the material terms and conditions of such WMZ Takeover Proposal and identifies the Person making such WMZ Takeover Proposal (and WMZ keeps WPZ reasonably and promptly informed with respect to the status and changes in the material terms and conditions of such proposal); and (E) WMZ has given WPZ at least three Business Days after delivery of each such notice to propose revisions to the terms of this Agreement (or to make another proposal) and has negotiated in good faith with WPZ with respect to such proposed revisions or other proposal, if any.

(d) In the event the WMZ Parties receive a WMZ Takeover Proposal, or any request for non-public information relating to the WMZ Parties or for access to the properties, books or records of the WMZ Parties by any Person that has made, or to the WMZ Parties’ Knowledge may be considering making, a WMZ Takeover Proposal, the WMZ Parties will (i) promptly (and in no event later than twenty-four hours after receipt of any WMZ Takeover Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making such WMZ Takeover Proposal or request and set forth the material terms thereof) WPZ thereof and (ii) will keep WPZ reasonably and promptly informed of any material changes to the terms of any such WMZ Takeover Proposal or request.

(e) Nothing contained in this Agreement shall prohibit WMZ from (i) taking and disclosing to its unitholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act with regard to a WMZ Takeover Proposal or (ii) making any required disclosure to Holders of WMZ Units if, in the good faith judgment of the WMZ Conflicts Committee after consultation with outside legal counsel, failure to so disclose would be reasonably likely to constitute a violation of its fiduciary duties owed to the Holders of WMZ Units under applicable Law; provided, however, that no WMZ Recommendation Change shall occur in any event except as permitted by Section 5.5(c), and despite any WMZ Recommendation Change, the WMZ Limited Partners’ Meeting shall take place as originally contemplated prior to such WMZ Recommendation Change.

(f) The WMZ Parties agree that they will take all necessary steps promptly to inform the WMZ Subsidiaries and Representatives of the obligations undertaken in this Section 5.5.

Section 5.6  Commercially Reasonable Efforts; Further Assurances.  From and after the Execution Date, upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable. Without limiting the foregoing but subject to the other terms of this Agreement, the parties hereto agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver, or cause to be executed and delivered, such instruments of assignment, transfer, conveyance, endorsement, direction or authorization as may be necessary to consummate and make effective the transactions contemplated by this Agreement.

Section 5.7  No Public Announcement.  On the Execution Date, the parties hereto shall issue a joint press release with respect to the execution of this Agreement and the Merger, which press release shall be reasonably satisfactory to WPZ General Partner and the WMZ Conflicts Committee. No party hereto shall issue any other press release or make any other public announcement concerning this Agreement or the transactions contemplated by this Agreement (other than a WMZ Recommendation Change, public announcements at industry road shows and conferences, as may be required by Law or by obligations pursuant to any listing agreement with the NYSE, in which event the party making the public announcement or press release shall, to the extent practicable, notify WPZ General Partner or the WMZ Conflicts Committee, as applicable, in advance of such public announcement or press release) without the prior approval of WPZ General Partner or the WMZ Conflicts Committee, as applicable, which approval shall not be unreasonably withheld, delayed or conditioned.

Section 5.8  Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, shall be paid by the party hereto incurring such expenses, except that WPZ and WMZ shall each pay for one-half of (a) any filing fees with respect to the Registration Statement and the Proxy Statement/Prospectus and (b) the costs of printing and mailing of the Proxy Statement/Prospectus.

Section 5.9  Regulatory Issues.  WMZ and WPZ shall cooperate fully with respect to any filing, submission or communication with a Governmental Entity having jurisdiction over the Merger. Such cooperation shall include the parties’: (i) providing, in the case of oral communications with a Governmental Entity, advance notice of any such communication and an opportunity for the other party to participate; (ii) providing, in the case of written communications, an opportunity for the other party to comment on any such communication and provide the other with a final copy of all such communications; and (iii) complying promptly with any request for information from a Governmental Entity (including an additional request for information and documentary material), unless directed not to do so by the other party hereto. Notwithstanding the foregoing, nothing in this Agreement will require any party hereto to hold separate or make any divestiture not expressly contemplated herein of any asset or otherwise agree to any restriction on its operations or other burdensome condition which would in any such case be material to its assets, liabilities or business in order to obtain any consent or approval or other clearance required by this Agreement.

Section 5.10  Tax Matters.

(a) The WPZ Parties shall, to the extent permissible by applicable Laws, treat the combined businesses of WMZ and WPZ as a single activity for purposes of Section 469 of the Code.

(b) To the extent applicable, each Holder of WMZ Common Units shall be deemed to have consented for U.S. federal income tax purposes (and to the extent applicable, state or local income tax purposes) to report the cash received for fractional WMZ Common Units in the Merger as a sale of a portion of the Holder’s WMZ Common Units to WPZ consistent with Treasury Regulation Section 1.708-1(c)(4).

Section 5.11  D&O Indemnification and Insurance.

(a) All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) now existing in favor of the WMZ D&O Indemnified Parties as provided in the Governing Documents of any WMZ Group Entity (other than NWP), under applicable Delaware law, or otherwise, shall continue in full force and effect in accordance with their terms after the Effective Time.

(b) For a period of six years after the Effective Time, WPZ shall maintain officers’ and directors’ liability insurance covering each WMZ D&O Indemnified Party who is or at any time prior to the Effective Time was covered by the existing officers’ and directors’ liability insurance applicable to the WMZ Group Entities (“D&O Insurance”) on terms substantially no less advantageous to the WMZ D&O Indemnified Parties than such existing insurance with respect to acts or omissions, or alleged acts or omissions, prior to the Effective Time (whether claims, actions or other proceedings relating thereto are commenced, asserted or claimed before or after the Effective Time); provided, however, that WPZ shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the current annual premium currently paid by the WMZ Group Entities for such insurance, but in such case shall purchase as much of such coverage as possible for such amount. Such insurance shall contain a “no rescission” endorsement or the substantive equivalent thereof. WPZ shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 5.11.

(c) The provisions of this Section 5.11 shall survive the consummation of the Merger and expressly are intended to benefit each of the WMZ D&O Indemnified Parties.

(d) In the event WPZ or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, WPZ shall cause proper provision to be made so that its successors and assigns, as the case may be, shall assume the obligations set forth in this Section 5.11.

Section 5.12  Distributions.  The WPZ Parties and the WMZ Parties shall coordinate with each other the declaration of and the setting of record dates and payment dates for, and the taking of any other actions necessary with respect to:

(a) distributions in respect of the WMZ Common Units and WPZ Common Units so that, in respect of any fiscal quarter, Holders of WMZ Common Units do not (i) receive more than one distribution in respect of (A) WMZ Common Units and (B) WPZ Common Units received pursuant to the Merger in exchange therefor or (ii) fail to receive a distribution in respect of either (x) WMZ Common Units and (y) WPZ Common Units received pursuant to the Merger in exchange therefor; and

(b) distributions with respect to the General Partner Units and Incentive Distribution Rights so that, in respect of any fiscal quarter, the holders thereof receive a full distribution reflective of the portion of such fiscal quarter for which such interests were outstanding.

Section 5.13  Consent to Use of Financial Statements; Financing Cooperation.  The WMZ Parties hereby consent to the WPZ Group Entities’ use of and reliance on any audited or unaudited financial statements, including the WMZ Financial Statements, relating to the WMZ Group Entities reasonably requested by the WPZ Parties to be used in any financing or other activities of the WPZ Parties, including any filings that the WPZ Parties desire to make with the SEC. In addition, the WMZ Parties will use commercially reasonable efforts, at the WPZ Parties’ sole cost and expense, to obtain the consent of Ernst & Young LLP to the inclusion of the financial statements referenced above in appropriate filings with the SEC. Prior to the Closing, the WMZ Parties will provide the WPZ Parties such information, and make available such personnel, as the WPZ Parties may reasonably request in order to assist any of the WPZ Group Entities in connection with financing activities, including any public offerings to be registered under the Securities Act or private offerings.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1  Conditions to Each Party’s Obligations.  The obligation of the parties hereto to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a party by such other parties:

(a) WMZ Limited Partners’ Meeting.  Each of the items described in Section 5.4 to be submitted to the Holders of WMZ Units at the WMZ Limited Partners’ Meeting shall have been approved by the affirmative vote of the Holders of at least a Unit Majority (as such term is defined in the WMZ Partnership Agreement) (the “WMZ Unitholder Approval”).

(b) Approvals.  The applicable waiting periods under the HSR Act shall have expired or been terminated (including any extended waiting period arising as a result of a request for additional information). The parties hereto shall have received all other governmental consents and approvals, the absence of which would, individually or in the aggregate, have a WMZ Material Adverse Effect or a WPZ Material Adverse Effect.

(c) Registration Statement.  The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity.

(d) NYSE Listing.  The WPZ Common Units to be issued in the Merger shall have been approved for listing on the NYSE subject to official notice of issuance.

(e) No Governmental Restraint.  No order, decree or injunction of any Governmental Entity shall be in effect, and no Laws shall have been enacted or adopted, that enjoin, prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement, and no action, proceeding or investigation by any Governmental Entity with respect to the Merger or the other transactions contemplated by this Agreement shall be pending that seeks to restrain, enjoin, prohibit or delay consummation of the Merger or such other transactions or to impose any material restrictions or requirements thereon or on the WPZ Parties or the WMZ Parties with respect thereto.

Section 6.2  Conditions to the WPZ Parties’ Obligations.  The obligation of the WPZ Parties to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the WPZ Parties (in their sole discretion):

(a) Representations and Warranties; Performance.  (i) The representations and warranties of the WMZ Parties set forth in Article IV, other than as set forth in Sections 4.1, 4.2 and 4.4, shall be true and correct (without regard to Materiality Requirements therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, in the aggregate, result in a WMZ Material Adverse Effect; (ii) the representations and warranties of the WMZ Parties set forth in Sections 4.1, 4.2 and 4.4 shall be true and correct (except as permitted pursuant to Section 5.1) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date); (iii) each of the WMZ Parties shall have performed or complied with all agreements and covenants required to be performed by it hereunder that have Materiality Requirements and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder that are not so qualified; and (iv) WPZ General Partner shall have received a certificate, dated as of the Closing Date, of an executive officer of WMZ General Partner certifying to the matters set forth in this Section 6.2(a).

(b) Tax Opinion.  The WPZ Parties shall have received an opinion of Andrews Kurth LLP or another nationally-recognized tax counsel dated as of the Closing Date in form and substance reasonably satisfactory to WPZ and a copy of which shall have been provided to WMZ to the effect that, for U.S. federal income tax purposes, (i) WPZ will not recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), (ii) no gain or loss will be recognized by Holders of WPZ Common Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), and (iii) 90% or more of the combined gross income of WMZ and WPZ for the most recent four complete calendar quarters ending before the Closing Date for which the necessary financial information is available are from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the WPZ Parties and the WMZ Parties and any of their respective Affiliates as to such matters as such counsel may reasonably request.

Section 6.3  Conditions to the WMZ Parties’ Obligations.  The obligation of the WMZ Parties to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the WMZ Parties (in their sole discretion):

(a) Representations and Warranties; Performance.  (i) The representations and warranties of the WPZ Parties set forth in Article III, other than those set forth in Sections 3.1(a), 3.2 and 3.4, shall be true and correct (without regard to Materiality Requirements therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, in the aggregate, result in a WPZ Material Adverse Effect; (ii) the representations and warranties of the WPZ Parties set forth in Sections 3.1(a), 3.2 and 3.4 shall be true and correct (except as permitted pursuant to Section 5.1) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date); (iii) each of the WPZ Parties shall have performed or complied with all agreements and covenants required to be performed by it hereunder that have Materiality Requirements and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder that are not so qualified; and (iv) WMZ General Partner shall have received a certificate, dated as of the Closing Date, of an executive officer of WPZ General Partner certifying to the matters set forth in this Section 6.3(a).

(b) Tax Opinion.  The WMZ Parties shall have received an opinion of Fulbright & Jaworski L.L.P. or another nationally-recognized tax counsel dated as of the Closing Date in form and substance reasonably satisfactory to WMZ and a copy of which shall have been provided to WPZ to the effect that, for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional WPZ Common Units, (i) WMZ should not recognize any income or gain as a result of the Merger that would be allocated to the holders of Non-affiliated WMZ Common Units (other than (x) any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code or (y) any liabilities incurred other than in the ordinary course of the trade or business of WMZ or a WMZ Subsidiary), and (ii) no gain or loss should be recognized by holders of Non-affiliated WMZ Common Units as a result of the receipt of WPZ Common Units in the Merger (other than (x) any income or gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code, (y) any liabilities incurred other than in the ordinary course of business of WMZ or a WMZ Subsidiary or (z) any difference between the amount of consideration per Non-affiliated WMZ Common Unit payable to holders of Non-affiliated WMZ Common Units and the amount of consideration per WMZ Subordinated Unit payable to holders of the WMZ Subordinated Units). In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the WMZ Parties and the WPZ Parties and any of their respective Affiliates as to such matters as such counsel may reasonably request and may assume that WPZ is classified as a partnership and Operating Company is disregarded as an entity separate from WPZ for U.S. federal income tax purposes.

Section 6.4  Frustration of Conditions.  None of parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s failure to observe in any material respect any of its obligations under this Agreement.

ARTICLE VII

EMPLOYEE BENEFITS

Section 7.1  WMZ Restricted Units.  As soon as practicable following the Execution Date, the WMZ Board (or, if appropriate, any committee thereof administering the Williams Pipeline GP LLC Long-Term Incentive Plan) shall adopt such resolutions or take such other actions as may be required to make such changes to the Williams Pipeline GP LLC Long-Term Incentive Plan as WPZ General Partner and WMZ General Partner may agree are appropriate to give effect to the Merger.

The parties agree to negotiate in good faith regarding the need for any treatment different from that otherwise provided herein to ensure that the treatment of such restricted stock units or other long-term incentive awards granted under the Williams Pipeline GP LLC Long-Term Incentive Plan does not cause the imposition of an additional tax under Section 409A of the Code.

ARTICLE VIII

TERMINATION

Section 8.1  Termination by Mutual Consent.  This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of the parties hereto.

Section 8.2  Termination by WMZ or WPZ.  At any time prior to the Effective Time, this Agreement may be terminated by WMZ or WPZ if:

(a) the Effective Time shall not have occurred on or before November 1, 2010 (the ‘‘Drop-Dead Date”); provided, however, that if the Effective Time has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 6.1(b) and all other conditions set forth in Article VI have theretofore been satisfied or waived or are then capable of being satisfied, the Drop-Dead Date will be December 31, 2010; provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to WPZ if the WPZ Parties fail to perform or observe in any material respect or to WMZ if the WMZ Parties fail to perform or observe in any material respect any of their respective obligations under this Agreement in any manner shall have been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(b) a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action (including the enactment of any statute, rule, regulation, decree or executive order) shall have become final and non-appealable; provided, however, that the Person seeking to terminate this Agreement pursuant to this Section 8.2(b) shall have complied with Section 5.3 and Section 5.6; or

(c) if the approval of the Holders of the Non-affiliated Common Units shall not have been obtained at the WMZ Limited Partners’ Meeting (or at any reconvened meeting after an adjournment or postponement thereof).

Section 8.3  Termination by WMZ.  This Agreement may be terminated by WMZ at any time prior to the Effective Time (notwithstanding any approval of the unitholders of WMZ) if the condition set forth in Section 6.3(a) cannot be satisfied (with or without the passage of time); provided, that the right to terminate this Agreement pursuant to this Section 8.3 shall not be available to WMZ if, at such time, the condition set forth in Section 6.2(a) cannot be satisfied.

Section 8.4  Termination by WPZ.  This Agreement may be terminated by WPZ at any time prior to the Effective Time:

(a) (notwithstanding any approval of the unitholders of WMZ) if the condition set forth in Section 6.2(a) cannot be satisfied (with or without the passage of time); provided, that the right to terminate this Agreement pursuant to this Section 8.4(a) shall not be available to WPZ if, at such time, the condition set forth in Section 6.3(a) cannot be satisfied; or

(b) if a WMZ Recommendation Change shall have occurred, whether or not permitted by the terms of this Agreement.

Section 8.5  Effect of Certain Terminations.  In the event of termination of this Agreement pursuant to Article VIII, this Agreement, except for Section 5.7, Section 5.8, Article VIII and Article IX, shall forthwith become null and void and there shall be no liability on the part of any party to this Agreement and all rights and obligations of the parties hereto under this Agreement shall terminate, except the provisions of Section 5.7, Section 5.8, Article VIII and Article IX shall survive such termination; provided that nothing herein shall relieve any party hereto from any liability for any intentional or willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of a nonbreaching party under this Agreement in the case of such intentional or willful and material breach, at law or in equity, shall be preserved.

Section 8.6  Survival.  Except as otherwise provided in Section 2.1, Section 5.11, paragraphs (a) and (b) of Section 7.1, this Section 8.6 and Article IX, none of the representations, warranties, agreements, covenants or obligations in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger.

Section 8.7  Enforcement of this Agreement.  The parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party and any such breach would cause the non-breaching parties irreparable harm. Accordingly, the parties hereto agree that prior to the termination of this Agreement, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

Section 8.8  No Waiver Relating to Claims for Fraud/Willful Misconduct.  The liability of any party under this Article VIII shall be in addition to, and not exclusive of, any other liability that such party may have at law or in equity based on such party’s (a) fraudulent acts or omissions or (b) willful misconduct. None of the provisions set forth in this Agreement shall be deemed to be a waiver by or release of any party of any right or remedy that such party may have at law or equity based on any other party’s fraudulent acts or omissions or willful misconduct nor shall any such provisions limit, or be deemed to limit, (i) the amounts of recovery sought or awarded in any such claim for fraud or willful misconduct, (ii) the time period during which a claim for fraud or willful misconduct may be brought, or (iii) the recourse that any such party may seek against another party with respect to a claim for fraud or willful misconduct.

ARTICLE IX

MISCELLANEOUS

Section 9.1  Notices.  Any notice, request, instruction, correspondence or other document to be given hereunder by any party to another party (each, a “Notice”) shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or mailed by U.S. registered or certified mail, postage prepaid and return receipt requested, or by telecopier, as follows; provided, that copies to be delivered below shall not be required for effective notice and shall not constitute notice:

If to any of the WPZ Parties, addressed to:

Williams Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172
Attention: Chief Financial Officer
Telecopy: (918) 573-0871

with a copy to:

Gibson, Dunn & Crutcher LLP
1801 California Street, 42nd Floor
Denver, CO 80202
Attention: Richard M. Russo
Telecopy: (303) 298-5907

If to any of the WMZ Parties, addressed to:

Williams Pipeline Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172
Attention: Chief Financial Officer
Telecopy: (918) 573-0871

with copies to:

Williams Pipeline Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172
Attention: General Counsel and Conflicts Committee Chair
Telecopy: (918) 573-5942

and

Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, TX 77010
Attention: Peggy A. Heeg
Telecopy: (713) 651-5151

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by telecopier shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next Business Day after receipt if not received during the recipient’s normal business hours. All Notices by telecopier shall be confirmed promptly after transmission in writing by certified mail or personal delivery. Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

Section 9.2  Governing Law; Jurisdiction; Waiver of Jury Trial.  To the maximum extent permitted by applicable Law, the provisions of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law. Each of the parties hereto agrees that this Agreement involves at least $100,000 and that this Agreement has been entered into in express reliance upon 6 Del. C. §2708. Each of the parties hereto irrevocably and unconditionally confirms and agrees that it is and shall continue to be (a) subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b) subject to service of process in the State of Delaware. Each party hereto hereby irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of any federal or state court located in the State of Delaware, including the Delaware Court of Chancery in and for New Castle County (the “Delaware Courts”) for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated by this Agreement (and agrees not to commence any litigation relating thereto except in such courts), (ii) waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum and (c) acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising or relating to this Agreement or the transactions contemplated by this Agreement.

Section 9.3  Entire Agreement; Amendments and Waivers.  This Agreement and the exhibits and schedules hereto constitute the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between or among the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. Except as expressly set forth in this Agreement (including the representations and warranties set forth in Articles III and IV), (a) the parties acknowledge and agree that neither the WMZ Group Entities nor any other Person has made, and the WPZ Group Entities are not relying upon, any covenant, representation or warranty, expressed or implied, as to the WMZ Group Entities or as to the accuracy or completeness of any information regarding any WMZ Group Entity furnished or made available to any WPZ Group Entity and (b) the WMZ Parties shall not have or be subject to any liability to any WPZ Group Entity or any other Person, or any other remedy in connection herewith, based upon the distribution to any WPZ Group Entity of, or any WPZ Group Entity’s use of or reliance on, any such information or any information, documents or material made available to the WPZ Group Parties in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their (or their general partner’s or their managing member’s general partner’s) respective boards of directors or conflicts committees, at any time before or after approval of the matters presented in connection with the Merger and related transactions by the Holders of WMZ Common Units, but, after any such approval, no amendment shall be made which by Law requires further approval by such unitholders without such further approval. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 9.4  Binding Effect and Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Except as provided in Article II and Section 5.11, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder. No party hereto may assign, transfer, dispose of or otherwise alienate this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise). Any attempted assignment, transfer, disposition or alienation in violation of this Agreement shall be null, void and ineffective.

Section 9.5  Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

Section 9.6  Execution.  This Agreement may be executed in multiple counterparts each of which shall be deemed an original and all of which shall constitute one instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers or agents hereunto duly authorized, all as of the date first written above.

WILLIAMS PARTNERS L.P.

By:	Williams Partners GP LLC, its general partner

By:	/s/ Donald R. Chappel Name: Donald R. Chappel Title: Chief Financial Officer

WILLIAMS PARTNERS GP LLC

By:	/s/ Donald R. Chappel Name: Donald R. Chappel Title: Chief Financial Officer

WILLIAMS PARTNERS OPERATING LLC

By:	Williams Partners L.P., its managing member

By:	Williams Partners GP LLC, its general partner

By:	/s/ Donald R. Chappel Name: Donald R. Chappel Title: Chief Financial Officer

WPZ OPERATING COMPANY MERGER SUB LLC

By:	Williams Partners Operating LLC, its sole member

By:	Williams Partners L.P., its managing member

By:	Williams Partners GP LLC, its general partner

By:	/s/ Donald R. Chappel Name: Donald R. Chappel Title: Chief Financial Officer

Agreement and Plan of Merger

WILLIAMS PIPELINE PARTNERS L.P.

By:	Williams Pipeline GP LLC, its general partner

By:	/s/ Donald R. Chappel Name: Donald R. Chappel Title: Chief Financial Officer

WILLIAMS PIPELINE GP LLC

By:	/s/ Donald R. Chappel Name: Donald R. Chappel Title: Chief Financial Officer

Agreement and Plan of Merger

EXHIBIT A

SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
WILLIAMS PIPELINE PARTNERS L.P.

This Second Amended and Restated Agreement of Limited Partnership (as it may be amended, supplemented or restated from time to time, the “Agreement”) of Williams Pipeline Partners L.P. (the “Partnership”) dated as of [          ], 2010 and effective as of the Effective Time (as defined below), is entered into by and between Williams Pipeline GP LLC, a Delaware limited liability company, as the general partner (the “General Partner”) and Williams Partners Operating LLC, a Delaware limited liability company, as the limited partner (the “Limited Partner”).

WHEREAS, on August 31, 2007, the General Partner and Williams Pipeline Services LLC, a Delaware limited liability company (formerly known as Williams Pipeline Services Company) (the “Initial Limited Partner”) formed the Partnership pursuant to and in accordance with the Delaware Revised Uniform Limited Partnership Act, as amended from time to time (the “Act”);

WHEREAS, on January 24, 2008, the General Partner and the Initial Limited Partner amended and restated the original Agreement of Limited Partnership of the Partnership (as amended and restated, the “First Amended and Restated Partnership Agreement”).

WHEREAS, the Partnership, the General Partner, Williams Partners L.P., Williams Partners GP LLC, the Limited Partner and WPZ Operating Company Merger Sub (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of May 24, 2010, providing for, among other things, the merger of Merger Sub with and into the Partnership, the admission of the Limited Partner as a limited partner of the Partnership, all other limited partners of the Partnership simultaneously ceasing to be limited partners of the Partnership and the amendment and restatement of the First Amended and Restated Partnership Agreement.

NOW, THEREFORE, pursuant to the Merger Agreement, the General Partner and the Limited Partner do hereby amend and restate the First Amended and Restated Partnership Agreement as follows, to be effective as of the Effective Time (as such term is defined in the Merger Agreement):

1. Name.  The name of the limited partnership formed by the Partnership’s Certificate of Limited Partnership shall continue to be “Williams Pipeline Partners L.P.”

2. Purpose.  The Partnership is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Partnership is, engaging in any lawful act or activity for which limited partnerships may be formed under the Act and engaging in any and all activities necessary or incidental to the foregoing.

3. Registered Office.  The registered office of the Partnership in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

4. Registered Agent.  The name and address of the registered agent of the Partnership for service of process on the Partnership in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

5. Partners.  The names and the business, residence or mailing addresses of the General Partner (which hereby continues as the sole general partner of the Partnership) and the Limited Partner (which is hereby admitted as the sole limited partner of the Partnership) are as follows:

General Partner:
Williams Pipeline GP LLC
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172

Limited Partner:
Williams Partners Operating LLC
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172

6. Powers.  The Partnership shall be managed by the General Partner, and the powers of the General Partner include all powers, statutory and otherwise, possessed by general partners under the laws of the State of Delaware. Notwithstanding any other provisions of this Agreement, the General Partner is authorized to execute and deliver any document on behalf of the Partnership without any vote or consent of any other partner.

7. Dissolution.  The Partnership shall dissolve, and its affairs shall be wound up if (a) all of the partners of the Partnership approve in writing, (b) an event of withdrawal of a general partner has occurred under the Act unless there is a remaining general partner who is hereby authorized to, and does, carry on the business of the Partnership without dissolution or the business of the Partnership is continued without dissolution in accordance with the Act, (c) there are no limited partners of the Partnership unless the business of the Partnership is continued without dissolution in accordance with the Act, or (d) an entry of a decree of judicial dissolution has occurred under § 17-802 of the Act.

8. Partnership Interests.  As of the date of this Agreement, the General Partner has a general partner interest in the Partnership which constitutes 2% of the aggregate partnership interest (as defined in the Act) of all partners in the Partnership and the Limited Partner has a limited partner interest in the Partnership which constitutes 98% of the aggregate partnership interest (as defined in the Act) of all partners in the Partnership.

9. Distributions.  Distributions shall be made to the partners of the Partnership at the times and in the aggregate amounts determined by the General Partner. Such distributions shall be allocated among the partners of the Partnership in accordance with their percentage interests in the Partnership. Notwithstanding any other provision of this Agreement, neither the Partnership, nor the General Partner on behalf of the Partnership, shall be required to make a distribution to a partner of the Partnership on account of its interest in the Partnership if such distribution would violate the Act or other applicable law.

10. Taxes.  The General Partner shall prepare and timely file (on behalf of the Partnership) all state and local tax returns, if any, required to be filed by the Partnership. The Partnership and the partners acknowledge that for federal income tax purposes, the Partnership is intended to be disregarded as an entity separate from the partners of the Partnership.

11. Assignments.

(a) The Limited Partner may assign all or any part of its partnership interest in the Partnership and may withdraw from the Partnership only if the Partnership will have a limited partner after such withdrawal. Upon the withdrawal of the Limited Partner, the Limited Partner shall receive any amount the Limited Partner contributed to the Partnership.

(b) The General Partner may assign all or any part of its partnership interest in the Partnership and may withdraw from the Partnership without the consent of the Limited Partner.

12. Withdrawal.  Except to the extent set forth in Section 11, no right is given to any partner of the Partnership to withdraw from the Partnership.

13. Admission of Additional or Substitute Partners.

(a) One or more additional or substitute limited partners of the Partnership may be admitted to the Partnership with only the consent of the General Partner.

(b) One or more additional or substitute general partners of the Partnership may be admitted to the Partnership with only the consent of the General Partner.

14. Indemnification.

(a) As used in Sections 14, 15 and 16, the following terms shall have the following meanings respectively:

‘‘Indemnitee” means any Person who is not an employee of The Williams Companies, Inc. and is or was an officer or director of any entity in the Partnership Controlled Group and any Person who is or was serving at the request of any entity in the Partnership Controlled Group as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

‘‘Partnership Controlled Group” means the Partnership, the General Partner, Williams Pipeline Operating LLC, a Delaware limited liability company, and Williams Pipeline Partners Holdings LLC, a Delaware limited liability company.

‘‘Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

(b) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee, for acts or omissions occurring at or prior to the Effective Time (as defined in the Merger Agreement); provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 14, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 14 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(c) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 14(b) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 14.

(d) The indemnification provided by this Section 14 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(e) The Partnership may purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of the General Partner, its affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(f) For purposes of this Section 14, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 14(b); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(g) In no event may an Indemnitee subject the Limited Partner to personal liability by reason of the indemnification provisions set forth in this Agreement.

(h) An Indemnitee shall not be denied indemnification in whole or in part under this Section 14 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement or the First Amended and Restated Partnership Agreement.

(i) The provisions of this Section 14 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(j) No amendment, modification or repeal of this Section 14 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 14 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

15. Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partner or a permitted assignee thereof or any other Persons who have acquired equity interests in the Partnership or are otherwise bound by this Agreement, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) To the extent that, at law, in equity or otherwise, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the partners, and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership, any partner or any of their permitted assignees or any other Person bound by this Agreement for its good faith reliance on the provisions of this Agreement.

(c) Any amendment, modification or repeal of this Section 15 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 15 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

16. Third-Party Beneficiaries.  Each partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

17. Governing Law.  This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by said laws.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Second Amended and Restated Agreement of Limited Partnership as of the date first written above.

GENERAL PARTNER

WILLIAMS PIPELINE GP LLC

By:

Name:
Title:

LIMITED PARTNER

WILLIAMS PARTNERS OPERATING LLC

By:	WILLIAMS PARTNERS L.P., its sole member

By:	WILLIAMS PARTNERS GP LLC, its general partner

By:

Name:
Title:

Annex B

Simmons & Company
INTERNATIONAL

May 21, 2010

Conflicts Committee of the Board of Directors
Williams Pipeline GP LLC
One Williams Center
Tulsa, OK 74172-0172

Members of the Conflicts Committee of the Board of Directors:

You have asked us to advise you with respect to the fairness to the holders of common units of Williams Pipeline Partners L.P. (“WMZ” or the “Company”) (other than the general partner of WMZ and its Affiliates (as defined in that certain First Amended and Restated Agreement of Limited Partnership of WMZ dated as of January 24, 2008)), from a financial point of view, of the consideration to be received by such holders pursuant to the terms of the most recent draft of the Agreement and Plan of Merger, dated as of even date herewith (the “Merger Agreement”) among Williams Partners L.P. (“WPZ” or the “Merger Partner”), Williams Partners GP LLC, Williams Partners Operating LLC, WPZ Operating Company Merger Sub LLC (“Merger Sub”), the Company and Williams Pipeline GP LLC (the “WMZ General Partner”), providing for the merger (the “Merger”) of Merger Sub with and into the Company. Each outstanding WMZ common unit other than WMZ common units held by the general partner of WMZ and its Affiliates is referred to herein as a “Non-affiliated WMZ Common Unit.” Pursuant to the Merger, each outstanding common unit of the Company (other than those held by the WMZ General Partner) will be converted into the right to receive 0.7584 common units of the Merger Partner (the “Consideration”).

In arriving at our opinion, we have reviewed and analyzed, among other things, the following:

(i) the Merger Agreement;

(ii) the financial statements and other information concerning the Company, including that contained in the Company’s Annual Reports on Form 10-K for each of the years in the two year period ended December 31, 2009; and the Company’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009 and March 31, 2010;

(iii) certain other internal information, primarily financial in nature, relating to the Company, which was provided to us by the Company, including the projected financial results, developed by the Company, for the five year period ending December 31, 2014;

(iv) certain publicly available information concerning the trading of, and trading market for, the Company’s common units;

(v) the financial statements and other information concerning the Merger Partner, including that contained in the Merger Partner’s Annual Reports on Form 10-K for each of the years in the three year period ended December 31, 2009; the Merger Partner’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009 and March 31, 2010; the Merger Partner’s draft Form S-4 dated as of even date herewith; the Merger Partner’s Current Reports on Forms 425 and 8-K filed during the period from January 1, 2010 to even date herewith; and various other reports and documents provided to us by the Merger Partner;

(vi) certain other internal information, primarily financial in nature, relating to the Merger Partner, which was provided to us by the Merger Partner, including projected financial results, developed by the Merger Partner, for the five year period ending December 31, 2014;

(vii) certain publicly available information concerning the trading of, and the trading market for, the Merger Partner’s common units;

700 Louisiana, Suite 1900 Houston, Texas 77002 (713) 236-9999
MEMBER FINRA/SIPC

(viii) certain publicly available information with respect to certain other publicly traded companies and limited partnerships we believe to be comparable to the Company and the Merger Partner and the trading markets for certain of such companies’ securities;

(ix) certain publicly available information concerning the estimates of the future operating and financial performance of Merger Partner, the Company and the comparable companies prepared by industry experts unaffiliated with either the Merger Partner or the Company;

(x) certain publicly available information concerning the markets in which the Merger Partner and the Company operate prepared by industry experts unaffiliated with either Merger Partner or the Company;

(xi) certain publicly available information concerning the nature and terms of certain other transactions considered relevant to our analysis; and

(xii) such other analyses and examinations as we have deemed necessary and appropriate.

We have also met with certain officers and employees of the Company and the Merger Partner to discuss the foregoing, as well as other matters believed relevant to the inquiry.

In connection with our review, we have not independently verified any of the foregoing information (including the information contained in the Form S-4) and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s and the Merger Partner’s management as to the future financial performance of the Company and the Merger Partner. We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions in any way material to our analysis. We have assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived by the Merger. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters. We have not performed any tax analysis, nor have we been furnished with any such analysis. In addition, we have not made an independent evaluation or appraisal of the assets of the Company or the Merger Partner, nor have we been furnished with any such appraisals. We were not required to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company and the Merger Partner; (ii) the business prospects of the Company and the Merger Partner; (iii) the historical and current market for the Company’s common units, the Merger Partner’s common units and for the equity securities of certain other companies believed to be comparable to the Company or the Merger Partner; (iv) the respective contributions in terms of various financial measures of the Company and the Merger Partner to the combined company, and the relative pro forma ownership of the Merger Partner after the Merger by the current holders of the Company’s common units and the Merger Partner’s common units; (v) the value of the discounted cash flows of the Company and the Merger Partner and related sensitivities; and (vi) the nature and terms of certain other merger and acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions and our experience in connection with similar transactions and securities’ valuation generally.

Our opinion necessarily is based upon conditions as they exist and can be evaluated on, and on the information made available at, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion does not constitute a recommendation to any common unitholder as to how such common unitholder should vote on the Merger.

Simmons & Company International (“Simmons”) is an internationally recognized investment banking firm and is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

Simmons will receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement.

It is understood that this letter is for the information of the Conflicts Committee of the Board of Directors of the WMZ General Partner and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or proxy statement (except for the registration statement, proxy statement, or prospectus related to the Merger as provided below), or in any other written document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Simmons’ prior written consent. It is further understood that, if reference to, or description of, our opinion is included in the registration statement, proxy statement or prospectus in connection with the Merger, this letter will be reproduced in such registration statement, proxy statement or prospectus in full, and any description of or reference to Simmons or summary of the opinion in such registration statement, proxy statement or prospectus will be in a form acceptable to Simmons and its counsel. This opinion does not address the Company’s underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. This opinion does not address the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees; any of the Company’s general partners or any of their affiliates or any class of any such persons or entities; relative to the compensation to the public common unitholders of the Company.

The issuance of our opinion has been approved by a Simmons Fairness Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Non-affiliated WMZ Common Units as set forth in the Merger Agreement is fair to such common unitholders from a financial point of view.

Very truly yours,

Simmons & Company International

By:	/s/ James Baker
Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors

Williams Partners L.P. has no employees, officers or directors, but is managed and operated by the employees, officers and directors of Williams Partners L.P.’s general partner, Williams Partners GP LLC, and its affiliates.

Williams Partners L.P. will generally indemnify officers, directors and affiliates of its general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events. Section 17-108 of the Delaware Revised Uniform Limited Partnership Act provides that, subject to such standards and restrictions, if any, as are set forth in its partnership agreement, a Delaware limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a Delaware limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The amended and restated limited liability company agreement of Williams Partners GP LLC contains the following provisions relating to indemnification of, among others, its officers and directors:

“Section 10.01  Indemnification.  To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 10.01, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 10.01 shall be made only out of the assets of the Company, it being agreed that the Members shall not be liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Company to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 10.01(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Company of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 10.01.

(c) The indemnification provided by this Section 10.01 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Company may purchase and maintain insurance on behalf of the Company, its Affiliates and such other Persons as the Company shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Company’s activities or such Person’s activities on behalf of the Company, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 10.01, (i) the Company shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Company also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; (ii) excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 10.01(a); and (iii) action taken or omitted by the Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Company.

(f) An Indemnitee shall not be denied indemnification in whole or in part under this Section 10.01 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(g) The provisions of this Section 10.01 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(h) No amendment, modification or repeal of this Section 10.01 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Company, nor the obligations of the Company to indemnify any such Indemnitee under and in accordance with the provisions of this Section 10.01 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 10.02  Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Company or any other Persons who have acquired membership interests in the Company, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company, such Indemnitee acting in connection with the Company’s business or affairs shall not be liable to the Company or to any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Indemnitee.

(c) Any amendment, modification or repeal of this Section 10.02 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 10.02 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.”

The Williams Companies, Inc. has purchased insurance designed to protect Williams Partners L.P. and the directors and officers of Williams Partners GP LLC against losses arising from certain claims, including claims under the Securities Act of 1933, as amended.

Item 21.	Exhibits

A list of exhibits filed as part of this registration statement is set forth in the Exhibit Index, which is incorporated herein by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on June 25, 2010.

WILLIAMS PARTNERS L.P.
(Registrant)

By:	Williams Partners GP LLC, its general partner

By:	/s/ La Fleur C. Browne
La Fleur C. Browne
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Date: June 25, 2010	By:	*
Steven J. Malcolm, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
Date: June 25, 2010	By:	*
Donald R. Chappel, Chief Financial Officer and Director (Principal Financial Officer)
Date: June 25, 2010	By:	*
Ted T. Timmermans, Chief Accounting Officer and Controller (Principal Accounting Officer)
Date: June 25, 2010	By:	*
Alan S. Armstrong, Director
Date: June 25, 2010	By:	*
H. Michael Krimbill, Director
Date: June 25, 2010	By:	*
Bill Z. Parker, Director
Date: June 25, 2010	By:	*
Alice M. Peterson, Director
Date: June 25, 2010	By:	*
Phillip D. Wright, Director

*By:	/s/ La Fleur C. Browne
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

(4.1)		Certificate of Limited Partnership of Williams Partners L.P. (incorporated by reference to Exhibit 3.1 to Williams Partners L.P.’s registration statement on Form S-1 (File No. 333-124517) filed with the SEC on May 2, 2005)
(4.2)		Amended and Restated Agreement of Limited Partnership of Williams Partners L.P., as amended by Amendments Nos. 1, 2, 3, 4, 5 and 6 (incorporated by reference to Exhibit 3.3 to Williams Partners L.P.’s annual report on Form 10-K (File No. 001-32599) filed with the SEC on February 25, 2010)
(4.3)		Certificate of Formation of Williams Partners GP LLC (incorporated by reference to Exhibit 3.3 to Williams Partners L.P.’s registration statement on Form S-1 (File No. 333-124517) filed with the SEC on May 2, 2005)
(4.4)		Amended and Restated Limited Liability Company Agreement of Williams Partners GP LLC (incorporated by reference to Exhibit 3.2 to Williams Partners L.P.’s current report on Form 8-K (File No. 001-32599) filed with the SEC on August 26, 2005)
5	.1†	Opinion of Gibson, Dunn & Crutcher LLP regarding the legality of the securities being issued
8.1		Opinion of Andrews Kurth LLP regarding tax matters
8.2		Opinion of Fulbright & Jaworski L.L.P. regarding tax matters
23.1		Consent of Ernst & Young LLP, Houston, Texas
23.2		Consent of Ernst & Young LLP, Tulsa, Oklahoma
23	.3†	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)
23.4		Consent of Andrews Kurth LLP (included in Exhibit 8.1)
23.5		Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 8.2)
24	.1†	Power of Attorney
99	.1*	Form of Proxy Card for holders of Publicly Owned WMZ Common Units
99	.2†	Consent of Simmons & Company International

( )	Previously filed.

†	Previously filed with this registration statement.

*	To be filed by amendment.